As filed with the Securities and Exchange Commission on October 18, 2013

Registration No. 333-190454

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

NATIONAL GENERAL HOLDINGS CORP.

(Exact name of registrant as specified in its charter)

Delaware	6331	27-1046208
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

59 Maiden Lane, 38th Floor

New York, New York 10038

(212) 380-9500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jeffrey Weissmann

General Counsel and Secretary

59 Maiden Lane, 38th Floor

New York, New York 10038

(212) 380-9500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

J. Brett Pritchard

Locke Lord LLP

111 South Wacker Drive

Chicago, Illinois 60606

(312) 443-0700

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

Calculation of Registration Fee

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, par value $0.01 per share	21,882,300(1)	$12.75(1)(2)	$264,796,825(1)(2)	$36,115.15(1)

(1)	Includes 21,850,000 shares for which a registration fee in the amount of $36,062.11 was previously paid on August 7, 2013 based upon a proposed maximum offering price per share of $12.10 and a proposed maximum aggregate offering price of $264,385,000, and 32,300 shares for which a registration in the amount of $53.04 is being paid herewith based upon a proposed maximum offering price per share of $12.75 and a proposed maximum aggregate offering price of $411,825.
(2)

Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended. No exchange or over-the-counter market exists for the registrant’s common stock. Shares of the registrant’s common stock issued to qualified institutional buyers in connection with a private offering that closed in June 2013 are eligible for trading on the FBR PlusTM System. To the registrant’s knowledge, the last sale of shares of the registrant’s common stock that was reported on the FBR PlusTM System occurred on October 16, 2013 at a price of $12.75 per share.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said section 8(a), may determine.

21,882,300 Shares of Common Stock, $0.01 Par Value Per Share

This prospectus relates solely to the resale of up to an aggregate of 21,882,300 shares of our common stock by the selling stockholders identified in this prospectus. The selling stockholders acquired the shares of common stock offered by this prospectus in a private placement in June 2013 in reliance on exemptions from registration under the Securities Act of 1933, as amended and pursuant to our 2013 Equity Incentive Plan. We are registering the offer and sale of the shares of common stock to satisfy registration rights we have granted. See “Selling Stockholders” beginning on page 153 in this prospectus for a complete description of the selling stockholders.

The selling stockholders will receive all proceeds from the sale of our common stock, and therefore we will not receive any of the proceeds from their sale of shares of our common stock. The shares which may be resold by the selling stockholders constituted approximately 27.4% of our issued and outstanding common stock on October 17, 2013.

Prior to the offering pursuant to this prospectus, there has been no public market for our common stock. We have applied to have our common stock approved for listing on the Nasdaq Global Market under the symbol “NGHC”.

Because all of the shares being offered under this prospectus are being offered by the selling stockholders, we cannot currently determine the price or prices at which our shares of common stock may be sold under this prospectus. We are aware that, prior to the date of this prospectus, certain qualified institutional buyers who purchased shares of our common stock in a private offering that closed in June, 2013, have traded shares of our common stock through the FBR PlusTM System, which is operated by FBR Capital Markets & Co. (“FBR”), at prices ranging from $12.00 to $12.75 during the period from the closing of the private placement to October 16, 2013 (the date of the most recent trade known to us). Until shares of our common stock are regularly traded or listed on the Nasdaq Global Market, we expect that the selling stockholders initially will sell their shares at prices between $12.00 to $12.75, if any shares are sold, and thereafter at prevailing market prices or privately negotiated prices. See “Plan of Distribution.”

We are an “emerging growth company” under applicable Securities and Exchange Commission rules and will be eligible for reduced public company reporting requirements. See “Summary—We are an Emerging Growth Company.”

Investing in our common stock involves risks. You should read the section entitled “Risk Factors” beginning on page 13 for a discussion of certain risk factors that you should consider before investing in our common stock.

Neither the Securities and Exchange Commission (the “SEC”) nor any other regulatory body has passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is             , 2013

i

CERTAIN IMPORTANT INFORMATION

This Prospectus

You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with information that is different from that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. The selling stockholders are offering to sell and seeking offers to buy our common stock only in jurisdictions where such offers and sales are permitted. You should assume that the information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date. Information contained on our website, or any other website operated by us, is not part of this prospectus.

Frequently Used Terms

In this prospectus, unless the context suggests otherwise:

•

references to “National General,” “the Company,” “we,” “us” or “our” refer to National General Holdings Corp. (formerly known as American Capital Acquisition Corporation) and all of its consolidated subsidiaries; and

•	references to “NGHC” refer solely to National General Holdings Corp.

  The following terms used in this prospectus have the meanings set forth below:

•

“accident/AD&D” refers to insurance coverage that indemnifies or pays a stated benefit to the insured or his/her beneficiary in the event of bodily injury or death due to accidental means (other than natural causes);

•

“incurred but not reported” or “IBNR” refers to reserves for estimated losses that have been incurred by insureds and reinsureds but not yet reported to the insurer or reinsurer, including unknown future developments on losses which are known to the insurer or reinsurer;

•

“quota share reinsurance” refers to reinsurance under which the insurer (the “ceding company”) transfers, or cedes, a fixed percentage of liabilities, premium and related losses for each policy covered on a pro rata basis in accordance with the terms and conditions of the relevant agreement. The reinsurer may pay the ceding company a commission, called a ceding commission, on the premiums ceded to compensate the ceding company for various expenses, such as underwriting and policy acquisition expenses, that the ceding company incurs in connection with the ceded business.

•

“stop loss insurance” refers to insurance coverage purchased by employers in order to limit their exposure under self-insurance medical plans. This coverage is available in two types: “specific stop loss-coverage” applies any time an employee claim reaches the threshold selected by the employer, after which the stop loss policy would pay claims up to the lifetime limit per employee for the self-insurance medical plan; and “aggregate stop loss coverage” applies when the employer’s self-insurance total group health claims for all its employees reach a threshold selected by the employer.

•

“PPACA” refers to the Patient Protection and Affordable Care Act, the healthcare reform legislation enacted in 2010 that establishes minimum standards for health insurance policies and employer and individual mandates requiring the provision or purchase of health insurance, expands public insurance programs and eliminates certain industry practices such as the denial of coverage due to pre-existing conditions, with the goals of extending coverage to millions of uninsured Americans and lowering health care costs.

•

“private placement” refers to NGHC’s June 6, 2013 issuance and private sale of 21,850,000 shares of its common stock pursuant to Section 4(a)(2) and other exemptions under the Securities Act of 1933, as amended (the “Securities Act”).

ii

All of the trade names and trademarks included in this prospectus are the property of their respective owners.

Market and Industry Data

Market and industry data used in this prospectus have been obtained from independent sources and publications as well as from research reports prepared for other purposes. Forward-looking information obtained from these sources is subject to the same qualifications and additional uncertainties regarding the other forward-looking statements in this prospectus.

iii

SUMMARY

This summary highlights information contained elsewhere in this prospectus, but it does not contain all of the information that you may consider important in making your investment decision. Therefore, you should read the entire prospectus carefully, including, in particular, the “Risk Factors” section beginning on page 13 of this prospectus and the financial statements and related notes included elsewhere in this prospectus before making an investment decision.

Overview

We are a specialty personal lines insurance holding company. Through our subsidiaries, we provide personal and commercial automobile insurance, health insurance products and other niche insurance products. We sell insurance products with a focus on underwriting profitability through a combination of our customized and predictive analytics and our technology driven low cost infrastructure.

Our property and casualty (“P&C”) insurance products protect our customers against losses due to physical damage to their motor vehicles, bodily injury and liability to others for personal injury or property damage arising out of auto accidents. We offer our P&C insurance products through a network of over 19,000 independent agents, more than a dozen affinity partners and through direct-response marketing programs. We have over one million P&C policyholders and, based on 2012 gross premium written, we are the 20th largest private passenger auto insurance carrier in the United States according to financial data compiled by SNL Financial.

We launched our accident and health (“A&H”) business in 2012 to provide accident and non-major medical health insurance products targeting our existing P&C policyholders and the anticipated emerging market of employed persons who are uninsured or underinsured. We market our and other carriers’ A&H insurance products through a multi-pronged distribution platform that includes a network of over 8,000 independent agents, direct-to-consumer marketing, wholesaling and worksite marketing. We believe that our A&H business is complementary to our P&C business and should enable us to enhance our relationships with our existing P&C agents, affinity partners and insureds.

Our company (formerly known as American Capital Acquisition Corporation) was formed in 2009 to acquire the private passenger auto business of the U.S. consumer property and casualty insurance segment of General Motors Acceptance Corporation (“GMAC,” now known as Ally Financial), which operations date back to 1939. We acquired this business on March 1, 2010.

We are licensed to operate in 50 states and the District of Columbia, but focus on underserved niche markets. A significant portion of our insurance, approximately 75% of our P&C premium written, is originated in six core states: North Carolina, New York, California, Florida, Virginia and Michigan. For the years ended December 31, 2012 and 2011, our gross premium written was $1,352 million and $1,179 million, net premium written was $632 million and $538 million, total consolidated revenues were $908 million and $766 million, and consolidated pre-tax income was $51 million and $72 million, respectively. In addition, during 2012 the A&H businesses that we acquired placed approximately $126 million of written premium with other carriers.

Our net income reflects the fact that 50% of our P&C gross premium written and related losses (excluding premium ceded to state-run reinsurance facilities) have historically been ceded to our quota share reinsurers, reducing our retained underwriting income and investment income. With the net proceeds of a private capital raising transaction we completed in June 2013, as described below under the heading “—Private Placement,” we will retain more of our written business. Effective August 1, 2013, we terminated our cession of P&C premium to our quota share reinsurers and now retain 100% of such P&C gross premium written and related losses with respect to all new and renewal P&C policies bound after August 1, 2013. We will continue to cede 50% of P&C gross premium written and related losses with respect to policies in effect as of July 31, 2013 to the quota share reinsurers until the expiration of such policies. This retention of our P&C premium will provide us the opportunity to substantially increase our underwriting and investment income, while also increasing our exposure to losses. In addition, our results for the year ended December 31, 2012 as compared to the year ended December 31, 2011 included several charges that make the comparison of our net income for these periods less meaningful. These charges pertained to the adoption of a new accounting pronouncement relating to the recognition of deferred acquisition costs, the consolidation of certain operations to our new Cleveland regional operations center, continued maintenance of three costly legacy policy administration systems in addition to our new policy administration system, and the impact of an acquisition of an A&H business. We also believe that the efficiencies that we expect to realize from completing the transition to our new policy administration system by the end of 2013 and the implementation of our RAD 5.0 underwriting pricing tool will enable us to improve our future profitability.

Our wholly owned subsidiaries include eleven regulated domestic insurance companies, of which ten write primarily P&C insurance and one writes solely A&H insurance. Our property and casualty insurance subsidiaries have been assigned an “A-” (Excellent) group rating by A.M. Best Company, Inc. (“A.M. Best”).

Business Segments

We are a specialty national carrier with regional focuses. We manage our business through two segments:

•

Property and Casualty (“P&C”)—Our P&C segment operates its business through two primary distribution channels: agency and affinity. Our agency channel focuses primarily on writing standard and sub-standard auto coverage through our network of over 19,000 independent agents. In our affinity channel, we partner with over a dozen affinity groups and membership organizations to deliver insurance products tailored to the needs of our affinity partners’ members or customers under our affinity partners’ brand name or label, which we refer to as selling on a “white label” basis. A primary focus of a number of our affinity relationships is providing recreational vehicle coverage, of which we believe we are one of the top writers in the U.S.

•

Accident and Health (“A&H”)—Our A&H segment was formed in 2012 to provide accident and non-major medical health insurance products targeting our existing insureds and the anticipated emerging market of uninsured or underinsured employees. Through six recent acquisitions of both carriers and general agencies, including Velapoint, LLC, our call center general agency, and National Health Insurance Company, a life and health insurance carrier established in 1979, we have assembled a multi-pronged distribution platform that includes direct-to-consumer marketing through our call center agency, selling through independent agents, wholesaling insurance products through large general agencies/program managers and, through our affinity relationships, worksite marketing through employers.

Our Products

We offer a broad range of products through multiple distribution channels. In our P&C segment, products sold consist of:

•

Standard and preferred automobile insurance. These policies provide coverage designed for drivers with a less risky driving and claims history and are renewed with greater frequency than sub-standard policies.

•

Sub-standard automobile insurance. These policies are designed for drivers who represent a higher-than-normal level of risk as a result of factors such as their driving record, limited driving experience, claims history or credit history. The premium on these policies is generally higher than those for drivers who qualify for standard or preferred coverage. We also earn policy service fees from these policies.

•

Recreational vehicle (“RV”) insurance. Our policies carry RV-specific endorsements tailored to these vehicles, including automatic personal effects coverage, optional replacement cost coverage, RV storage coverage and full-time liability coverage. We also bundle coverage for RVs and passenger cars in a single policy for which the customer is billed on a combined statement.

•

Commercial automobile insurance. These policies include coverage for liability and physical damage caused by light-to-medium duty commercial vehicles, focused on artisan contractor vehicles, with an average of two vehicles per policy.

•

Motorcycle insurance. We provide coverage for most types of motorcycles, as well as golf carts and all-terrain vehicles. Our policy coverage offers flexibility to permit the customer to select the type (e.g., liability) and limit of insurance, and to include other risks, such as add-on equipment and towing.

•

Homeowners’ insurance. Comprehensive homeowners’ insurance plans, which we sell on behalf of third-party carriers, include coverage for medical payments, personal liability and temporary living assistance in the event the insured’s home is declared uninhabitable. We do not retain any underwriting risk on these policies but instead receive commission income from these third-party carriers. We offer these policies to generate fee income and to provide a service to our insureds.

We believe there is a substantial existing and emerging market in the United States for supplemental healthcare products. Our focus in our A&H segment is offering products not covered by the Patient Protection and Affordable Care Act (“PPACA”) and concentrating on the anticipated emerging market of employed persons who are uninsured or underinsured. PPACA is the healthcare reform legislation enacted in 2010 that establishes minimum standards for health insurance policies and employer and individual mandates requiring the provision or purchase of health insurance, expands public insurance programs and eliminates certain industry practices such as the denial of coverage due to pre-existing conditions, with the goals of extending coverage to millions of uninsured Americans and lowering health care costs. In our A&H segment we provide accident and non-major medical health insurance, such as accident/AD&D, limited medical/hospital indemnity, short-term medical, cancer/critical illness, stop loss, travel accident/trip cancellation and dental/vision coverages. We intend to utilize our specialty P&C products and distribution channels to increase sales of these A&H products to this target market and enhance our relationships with our existing agents, affinity partners and insureds by being a provider of multiple products. We have filed and are in the process of receiving approvals for a significant number of our target A&H insurance products for individuals and groups.

Our Competitive Strengths

We believe that our product mix, distribution channels and technology systems, coupled with our focus on conservative underwriting, prudent reserving and efficient claims management, provide us with the following competitive strengths:

•

Concentrate on Niche Markets. We believe that our focus on specialty markets and niche distribution channels provides us with the greatest opportunity for achieving superior long-term growth and profitability. As a specialty national carrier with regional focuses, we concentrate our resources on writing insurance in our core markets in which we are experienced and recognize profitable opportunities. We are also seeking to increase sales of our niche products such as RV insurance and commercial vehicle insurance. Our diversification into the A&H insurance business continues this niche focus by enabling us to sell supplemental healthcare insurance products that are complementary to our existing businesses and customers.

•

Focus on Profitability, Disciplined Underwriting and Expense Management. We focus on profitability in all functional areas of the Company, from initial underwriting to claims management. We take an analytical approach to underwriting risks and adhere to a conservative reserving philosophy. Our new policy administration system allows for efficient servicing of policies that enables us to reduce operational expense and achieve strong future earning potential. We developed our RAD 5.0 underwriting pricing tool in order to more accurately evaluate specific risk exposures and assist us in profitably underwriting our P&C products. We plan to continue to leverage our strengths in underwriting, reserving, expense management and claims adjudication to further improve our profitability.

•

New Policy Administration System. We have recently launched our new policy administration system for our P&C insurance business to replace our three legacy policy administration systems. Since inception, we have reduced our information technology operating expenses significantly and we expect that we will continue to substantially reduce our information technology, policy sales and service and related back office operating expenses in the future as we fully retire the three legacy systems. By the end of 2013, we expect to have fully integrated this system across all lines of our P&C business, retired the three legacy systems and also to have significantly incorporated our RAD 5.0 underwriting pricing tool into this system. We are also in the process of developing a new policy administration system for our A&H business that will be integrated with our new policy administration system.

•

Growth Opportunities. We believe that many of our competitors are running multiple or outdated legacy systems, which can be costly to operate and difficult to replace or upgrade. We designed our new advanced policy administration system specifically for our lines of business. Our scalable technology should afford us the opportunity to acquire companies and books of business that we believe are soundly underwritten but have higher cost structures and to realize increased profits from the expected costs savings from transitioning the acquired business onto our lower cost system.

•

Extensive Agency Distribution Network. We are committed to the independent agent channel, which has proven to be a cost-effective distribution platform. We distribute our P&C insurance products through a network of over 19,000 independent agents and brokers, and unlike some of our competitors, we do not compete with our independent agents. We believe that our niche products, knowledgeable and responsive customer service staff, superior claims service, competitive commission structure and user-friendly technology platform have created a network of loyal, incentivized and productive agents. We believe that having our new A&H insurance products available to our existing agents will deepen the relationships with many of our existing P&C agents by providing complementary products and additional earning opportunities. We have also recently developed a risk sharing program for agents that will allow selected agents to participate in the underwriting risk on business produced by the agent through an ownership interest in a reinsurance program to which a portion of the business they produce is ceded. We believe this program will increase loyalty and enhance our relationships with the agents who participate in it.

•

Long-Standing Affinity Partnerships. The affinity distribution channel of our P&C insurance business has been operating since 1953 and is a leader in affinity marketing, relying on best-in-class marketing strategies and analytics to maximize the value of our longstanding affinity relationships. Since acquiring our P&C insurance business in 2010, we have worked to strengthen our affinity relationships, and recently entered into a 20-year extension of our relationship with two of our largest affinity partners. We target affinity partners with strong brands, actively managed mailing lists, high traffic web-sites and an active membership base. New affinity relationships are developed through an in-house sales force as well as through brokers, and are generally long-term in nature. Our affinity channel utilizes a specialized team that continuously refines our analytical tools and predictive modeling capabilities, which helps to influence all aspects of profitability. Our A&H business complements our affinity channel business because we believe that many of the customers of our affinity partners are purchasers of supplemental health insurance products.

•

Proven Leadership and Experienced Management. We have a highly experienced and capable management team, led by Michael Karfunkel, our chairman and chief executive officer, who is responsible for setting and directing the overall strategy for our company. Mr. Karfunkel has over 40 years of experience in insurance, banking, and real estate, and has been instrumental in founding certain of our affiliated companies, including AmTrust and Maiden Holdings, Ltd. (“Maiden”). Mr. Karfunkel has a successful track record of acquiring businesses and developing high quality service and low cost expense structures. Mr. Karfunkel is a long-term investor in the companies that he has founded. Our management team is further supported by the leadership of our P&C president, Byron Storms, our chief financial officer, Michael Weiner, our executive vice president and chief marketing officer, Barry Karfunkel, our executive vice president – strategy and development, Robert Karfunkel, our chief product officer, Thomas Newgarden and our executive vice president – A&H, Michael Murphy.

Our Growth Strategies

We intend to continue our profitable growth by focusing on the following strategies:

•

Continue Growth Through Selective Acquisitions. Since forming the Company in 2009, we have completed 10 acquisitions and expanded into the A&H business. Our scalable technology should afford us the opportunity to acquire companies and books of business that we believe are soundly underwritten but have higher cost structures and to realize increased profits from the expected costs savings from transitioning the acquired business onto our lower cost system.

•

Increase Net Income by Reducing Our Reliance on Reinsurance. Using reinsurance, we have been able to generate a larger premium volume than otherwise would have been possible given the current level of our capital. Historically, we have ceded 50% of our P&C gross premium written and related losses (excluding premium ceded to state-run reinsurance facilities) to our quota share reinsurers. With the net proceeds from the private placement, we will retain more of our written business. Effective August 1, 2013, we terminated our cession of P&C premium to our quota share reinsurers and now retain 100% of such P&C gross premium written and related losses with respect to all new and renewal P&C policies bound after August 1, 2013. We will continue to cede 50% of P&C gross premium written and related losses with respect to policies in effect as of July 31, 2013 to the quota share reinsurers until the expiration of such policies. This retention of our P&C premium will provide us the opportunity to substantially increase our underwriting and investment income, while also increasing our exposure to losses.

•

Expand A&H Insurance Operations. Our A&H insurance products include products that are alternatives or supplemental to major medical coverage, and are either purchased by the customer directly or through groups and associations. We believe that these supplemental products generally produce attractive loss ratios. We plan to utilize our distribution platform and suite of products to achieve substantial growth in premium revenues. In addition, we believe that our new A&H insurance products will deepen our relationships with many of our existing agents by providing complementary products to our insureds and additional earning opportunities for our P&C agents. Once PPACA becomes fully implemented, we believe that the demand for these products will only increase. While PPACA will likely reduce the number of uninsured Americans, many individuals, smaller employers and families will remain exempt from PPACA’s individual and employer mandates under current regulations. In addition, we believe that, due to the high cost of providing health insurance to employees under the new regulations, it is possible that some employers will cease or reduce their health insurance offerings to their employees, which could increase the number of people who are employed yet uninsured or underinsured. We have designed cost-effective products for this population to help fill this gap. In addition, we expect an increase in the demand for self-insured stop loss policies, as self-insured plans covered by ERISA may be exempt from many of the mandates applicable to fully insured plans under PPACA.

•

Technology-Driven Product Offerings. We focus on profitable product opportunities that allow us to leverage our technology infrastructure. Consistent with this niche, technology-driven focus, we have recently entered into an arrangement with a managing general agency that has developed advanced vehicle telematics technology that monitors miles driven and other driver behavior, enabling us to offer lower cost, low mileage products with less exposure.

Private Placement

On June 6, 2013, we completed the sale of an aggregate of 21,850,000 shares of our common stock in a private placement exempt from registration under the Securities Act, which we refer to in this prospectus as the private placement, and received net proceeds of approximately $213 million. In the private placement, FBR Capital Markets & Co., or FBR, acted as the initial purchaser for the shares sold to investors pursuant to Rule 144A and Regulation S under the Securities Act, and as placement agent for the shares sold to investors pursuant to Regulation D under the Securities Act. The shares of common stock were sold to investors at an offering price of $10.50 per share, except for 485,532 shares that were sold to FBR and an affiliate of FBR, which were sold at a price of $9.765 per share representing the offering price per share sold to other investors less the amount of the initial purchaser discount or placement agent fee per share in the private placement. We determined the offering price per share in the private placement in consultation with FBR. In making such determination we considered many factors, including our business strategy and the amount of capital we needed to raise in the private placement to implement our business strategy, the market demand for our stock and our capital structure.

We used approximately $12.2 million of the net proceeds to pay dividends on our Series A Preferred Stock upon the conversion of our Series A Preferred Stock into shares of our common stock upon the completion of the private placement; and we intend to use the remaining proceeds for general corporate purposes, including for contribution to the capital of our insurance company subsidiaries to support the growth of our business and retain more of our written business by substantially reducing the percentage of the P&C premium that we cede to our quota share reinsurers, and for potential acquisitions, although we have no current understandings or agreements regarding such acquisitions.

In connection with the private placement, we entered into a registration rights agreement for the benefit of the holders of the shares sold in the private placement, which are being registered pursuant to the registration statement of which this prospectus is a part. See “Description of Capital Stock—Registration Rights—Purchasers in the Private Placement.”

Determination of Offering Price for This Offering

Because all of the shares being offered under this prospectus are being offered by the selling stockholders, we cannot currently determine the price or prices at which our shares of common stock may be sold under this prospectus. We are aware that, prior to the date of this prospectus, certain qualified institutional buyers who purchased shares of our common stock in the private placement have traded shares of our common stock through the FBR PlusTM System, which is operated by FBR, at prices ranging from $12.00 to $12.75 during the period from the closing of the private placement to October 16, 2013 (the date of the most recent trade known to us). Until shares of our common stock are regularly traded or listed on the Nasdaq Global Market, we expect that the selling stockholders initially will sell their shares at prices between $12.00 to $12.75, if any shares are sold, and thereafter at prevailing market prices or privately negotiated prices. See “Plan of Distribution.”

Our History

Michael Karfunkel, our chairman and chief executive officer, sponsored the formation of our company in 2009 (then known as American Capital Acquisition Corporation) for the purpose of acquiring the P&C insurance business from GMAC. The acquisition included ten insurance companies.

Michael Karfunkel is a successful businessman with over 40 years of experience and significant interests in the financial services industry, including insurance, banking and real estate. Together with his brother, George Karfunkel, he founded, built and managed American Stock Transfer & Trust Company, LLC, one of the largest independent stock transfer agents, which was founded in 1971 and sold in 2008. Mr. Karfunkel has been instrumental in founding certain of our affiliated companies, including AmTrust, where he serves as chairman of the board of directors, and Maiden, both of which are publicly traded companies. Mr. Karfunkel has a successful track record of acquiring and efficiently integrating businesses and developing low cost expense structures and is a long-term investor in the companies that he has founded.

At the time of our formation, AmTrust purchased 53,054 shares of our Series A Preferred Stock for approximately $53 million, which shares were converted into 12,295,430 shares of our common stock in connection with the completion of the private placement. Barry Zyskind, the president and chief executive officer of AmTrust is the son-in-law of Mr. Karfunkel. Mr. Karfunkel and Leah Karfunkel, as sole trustee of the Karfunkel Trust, beneficially own 23.9% of the outstanding common stock of AmTrust. The shares of common stock held by Mr. Karfunkel, Leah Karfunkel, as sole trustee of the Karfunkel Trust, and AmTrust currently represent approximately 15.8%, 41.4% and 15.4%, respectively, of our outstanding shares of common stock. See “Certain Relationships and Related Party Transactions.”

Since acquiring our P&C insurance business from GMAC, our principal accomplishments include:

•	developing and implementing an advanced policy administration system to replace three costly legacy systems;

•	developing our new RAD 5.0 underwriting pricing tool, which allows us to more accurately evaluate specific risk exposures in order to assist us in profitably underwriting our P&C products;

•	increasing gross premium written from $912 million for the 10 months ended December 31, 2010 to $1,352 million for the twelve months ended December 31, 2012;

•	renewing two of our largest affinity customer relationships for an additional 20 years;

•	transitioning a portion of our operations to our newly purchased regional operations center in Cleveland, Ohio, which we expect will result in additional operational efficiencies;

•

completing nine acquisitions and diversifying our insurance business by entering the A&H market to better serve our existing clients and enhance our relationships with our independent agents and affinity partners;

•

entering into an arrangement with a managing general agency that has developed vehicle telematics technology that monitors miles driven and other driver behavior, enabling us to offer lower cost, profitable low mileage products; and

•	successfully completing the private placement.

Our Challenges and Risks

Our company and our business are subject to numerous risks. As part of your evaluation of our business, you should consider the challenges and risks we face in implementing our business strategies, as described in the section of this prospectus entitled “Risk Factors.”

•

Underwriting and pricing risk. To be profitable, we must accurately underwrite risk at the time we issue our policies and we must set our premium rates at levels that are profitable but also competitive in the market. If we fail to accurately assess the risks we insure or set premium rates too low, our premiums may not cover our losses and expenses. If our premium rates are too high, we may lose business to our competitors.

•

Loss reserves. We maintain loss reserves representing our best estimate of the amounts we will ultimately pay on incurred claims. There is inherent uncertainty in establishing appropriate loss reserves. If we fail to maintain loss reserves that are sufficient to meet our obligations, we will be forced to immediately recognize the unfavorable development and increase our reserves, each of which could significantly adversely affect our financial performance.

•

Competition. Both the private passenger automobile insurance industry and the A&H insurance industry are highly competitive. In each of these markets, we compete with both large national insurance carriers and smaller regional companies. Some of our competitors are significantly larger than we are and have more resources than we do. Smaller or more specialized insurance carriers may be better able to focus on a market or region in which we are a participant. We must therefore deliver superior service and maintain our relationships with independent agents and affinity groups to be successful. If we are unable to do so, our business will suffer.

•

Sub-standard auto insurance market. A significant percentage of our business is in the sub-standard private passenger automobile insurance market. As a result, developments which adversely affect this market and the consumers making up this market may have a disproportionate effect on our business when compared with a more diversified auto insurance carrier.

We are an Emerging Growth Company

As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart our Business Startups Act of 2012, commonly known as the JOBS Act. An emerging growth company may take advantage of specified reduced disclosure obligations and reductions in other requirements that are otherwise applicable generally to public companies. We do not intend to take advantage of the reduced disclosure requirements applicable to emerging growth companies, except that we will not provide otherwise required financial disclosures for any period prior to the earliest audited period presented in this registration statement. We would cease to be an emerging growth company if we have more than $1.0 billion in annual revenues, have more than $700 million in market value of our capital stock held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period. For the year ended December 31, 2012, we reported approximately $908 million in total revenue. If we exceed $1.0 billion in revenue for the year ended December 31, 2013, we would cease to be an emerging growth company beginning in 2014. In such event, consistent with interpretations by the staff of the SEC, in subsequently filed registration statements and periodic reports, we would continue to not present financial disclosures for any period prior to the earliest audited period presented in this registration statement.

Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. However, we are choosing to opt out of any extended transition period, and as a result we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for publicly reporting companies which are not emerging growth companies. Section 107 provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

Company Information

Our executive offices are located at 59 Maiden Lane, 38th Floor, New York, New York, 10038 and our telephone number is 212-380-9500. Our website address is www.nationalgeneral.com. Information contained on our website is not incorporated by reference into this prospectus, and such information should not be considered to be part of this prospectus.

The Offering

Common Stock Offered by the Selling Stockholders	A total of up to 21,882,300 shares of our common stock. The selling stockholders may from time to time sell some, all or none of the shares of common stock pursuant to the registration statement of which this prospectus is a part.

Shares of Common Stock Outstanding(1)	79,732,300

Use of Proceeds	The selling stockholders will receive all of the proceeds from the sale of shares of our common stock. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholder.

Dividend Policy	Our board of directors currently intends to authorize the payment of a nominal quarterly cash dividend to our stockholders of record. Any declaration and payment of dividends by our board of directors will depend on many factors, including general economic and business conditions, our strategic plans, our financial results and condition, legal and regulatory requirements and other factors that our board of directors deems relevant. See “Dividend Policy.”

Stock Exchange Symbol	Shares of our common stock are not currently listed on any national securities exchange. We have applied to have our common stock approved for listing on the Nasdaq Global Market under the symbol “NGHC.”

Risk Factors	Investing in our common stock involves a high degree of risk. For a discussion of factors you should consider in making an investment, see “Risk Factors” beginning on page 13.

(1)	Throughout this prospectus, unless the context expressly states otherwise, the number of shares of common stock outstanding excludes: (i) 5,058,348 shares of common stock issuable upon the exercise of stock options outstanding as of the date of this prospectus with a weighted average exercise price of $8.48 per share; and (ii) 2,344,352 additional shares of common stock available for future issuance under our 2013 Equity Incentive Plan. In addition, throughout this prospectus, unless the context states otherwise, all share amounts give effect to a 286.22 to 1 stock split in the form of a stock dividend which was effected immediately prior to the consummation of the private placement.

SUMMARY FINANCIAL DATA

The following tables set forth our historical consolidated summary financial data for the periods ended and as of the dates indicated. The summary income statement data for the years ended December 31, 2012 and 2011 and the period from March 1, 2010 (inception) to December 31, 2010 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary income statement data for the six months ended June 30, 2013 and 2012 and the balance sheet data as of June 30, 2013 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. Our unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and, in our opinion, include all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of such financial statements in all material respects. The results of any interim period are not necessarily indicative of results that may be expected for a full year or any future period.

You should read the following selected consolidated financial information together with the other information contained in this prospectus, including the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes included elsewhere in this prospectus.

(amounts in thousands)	Six Months Ended June 30,		Year Ended December 31,		Period from March 1, 2010 (Inception) to December 31,
	2013	2012	2012	2011	2010
Income Statement Data:
Gross premium written	$688,302	$686,953	$1,351,924	$1,178,891	$911,991
Ceded gross premium written	(368,782)	(354,783)	(719,430)	(640,655)	(23,913)

Net premium written	$319,520	$332,170	$632,494	$538,236	$888,078

Change in unearned premium	(12,814)	(54,653)	(58,242)	(40,026)	(327,161)

Net earned premium	$306,706	$277,517	$574,252	$498,210	$560,917
Ceding commission income	101,468	92,312	188,916	168,530	92,359
Service and fee income	57,299	49,727	93,739	66,116	53,539
Net investment income	13,654	15,876	30,550	28,355	25,391
Net realized gain on investments	947	11,651	16,612	4,775	3,293
Bargain purchase gain and other revenue	16	3,053	3,728	—	14,887

Total revenues	$480,090	$450,136	$907,797	$765,986	$750,386
Loss and loss adjustment expense (“LAE”)	197,223	192,164	394,666	333,848	391,633
Acquisition and other underwriting costs	109,202	103,711	206,387	163,337	79,458
General and administrative	142,594	119,284	252,673	218,152	155,108
Interest expense	917	915	1,787	1,994	1,795

Total expenses	$449,936	$416,074	$855,513	$717,331	$627,994

(amounts in thousands)	Six Months Ended June 30,		Year Ended December 31,		Period from March 1, 2010 (Inception) to December 31,
	2013	2012	2012	2011	2010
Income before provision for income taxes and equity in earnings (losses) of unconsolidated subsidiaries	$30,154	$34,062	$52,284	$48,655	$122,392
Provision for income taxes	9,519	12,191	17,307	28,301	24,065

Income before equity in earnings (losses) of unconsolidated subsidiaries and non-controlling interest	$20,635	$21,871	$34,977	$20,354	$98,327
Equity in earnings (losses) of unconsolidated subsidiaries	(324)	779	(1,338)	23,760	3,876

Net income	$20,311	$22,650	$33,639	$44,114	$102,203
Non-controlling interest	(44)	—	—	(14)	—

Net income attributable to National General Holdings Corp.	$20,267	$22,650	$33,639	$44,100	$102,203

(amounts in thousands)	As of June 30, 2013
Balance Sheet Data
Cash, cash equivalents and restricted cash	$88,370
Investments	$989,796
Reinsurance recoverable	$990,530
Premiums receivable, net	$484,073
Goodwill and intangibles assets	$150,144
Total assets	$2,868,346
Reserves for loss and LAE	$1,281,411
Unearned premium	$499,429
Deferred income tax liability	$16,324
Notes payable	$80,730
Common stock, additional paid-in capital, retained earnings, accumulated other comprehensive income and non-controlling interests	$622,799
Total stockholders’ equity	$622,799

RISK FACTORS

An investment in our common stock involves a high degree of risk. Before making an investment decision, you should carefully consider each of the following risk factors and all of the other information set forth in this prospectus. If any one or more of the risks discussed in this prospectus actually occurs, our business, financial condition and results of operations could be materially and adversely affected. If this were to happen, the price of shares of our common stock could decline significantly, and you may lose all or a part of your investment. The risk factors described below are not the only ones that may affect us. Additional risks and uncertainties that we do not currently know about or that we currently deem immaterial may also adversely affect our business, financial condition and results of operations. See “Cautionary Statement Concerning Forward-Looking Statements.”

Risks Relating to Our Business Generally

If we are unable to accurately underwrite risks and charge competitive yet profitable rates to our policyholders, our business, financial condition and results of operations may be adversely affected.

In general, the premiums for our insurance policies are established at the time a policy is issued and, therefore, before all of our underlying costs are known. Like other insurance companies, we rely on estimates and assumptions in setting our premium rates. Establishing adequate premiums is necessary, together with investment income, to generate sufficient revenue to offset losses, loss adjustment expenses (“LAE”) and other underwriting costs and to earn a profit. If we do not accurately assess the risks that we assume, we may not charge adequate premiums to cover our losses and expenses, which would negatively affect our results of operations and our profitability. Alternatively, we could set our premiums too high, which could reduce our competitiveness and lead to lower revenues.

Pricing involves the acquisition and analysis of historical loss data, and the projection of future trends, loss costs and expenses, and inflation trends, among other factors, for each of our products in multiple risk tiers and many different markets. In order to accurately price our policies, we:

•	collect and properly analyze a substantial volume of data from our insureds;

•	develop, test and apply appropriate actuarial projections and rating formulas;

•	closely monitor and timely recognize changes in trends; and

•	project both frequency and severity of our insureds’ losses with reasonable accuracy.

We seek to implement our pricing accurately in accordance with our assumptions. Over the past 24 months, we have generally increased our private passenger auto rates approximately 15%. Our ability to undertake these efforts successfully and, as a result, accurately price our policies, is subject to a number of risks and uncertainties, including:

•	insufficient or unreliable data;

•	incorrect or incomplete analysis of available data;

•	uncertainties generally inherent in estimates and assumptions;

•	our failure to implement appropriate actuarial projections and rating formulas or other pricing methodologies;

•	regulatory constraints on rate increases;

•	unexpected escalation in the costs of ongoing medical treatment;

•	our failure to accurately estimate investment yields and the duration of our liability for loss and LAE; and

•	unanticipated court decisions, legislation or regulatory action.

If we are unable to establish and maintain accurate loss reserves, our business, financial condition and results of operations may be materially adversely affected.

Our financial statements include loss reserves, which represent our best estimate of the amounts that our insurance subsidiaries ultimately will pay on claims that have been incurred, and the related costs of adjusting those claims, as of the date of the financial statements. There is inherent uncertainty in the process of establishing insurance loss reserves.

As a result of these uncertainties, the ultimate paid loss and LAE may deviate, perhaps substantially, from the point-in-time estimates of such losses and expenses, as reflected in the loss reserves included in our financial statements. To the extent that loss and LAE exceed our estimates, we will be required to immediately recognize the unfavorable development and increase loss reserves, with a corresponding reduction in our net income in the period in which the deficiency is identified. Consequently, ultimate losses paid could materially exceed reported loss reserves and have a materially adverse effect on our business, financial condition and results of operations.

We have recently transitioned our advertising and marketing to our new brand name, “National General Insurance” from our prior name “GMAC Insurance.”

Since we acquired our P&C business from GMAC in March 2010, we have marketed many of our products and services using the “GMAC Insurance” brand name and logo. We have recently decided to transition to our new brand name “National General Insurance” and have not extended our license to use the “GMAC Insurance” brand. Effective July 1, 2013, we transitioned our marketing materials, operating materials and legal entity names containing “GMAC Insurance” to our new brand name, “National General.” We currently market under several of our own and our affinity partners’ brand names, and do not believe that brand name is a significant component in our customers’ decision to purchase insurance. Nonetheless, it is possible that our association with the “GMAC Insurance” brand may have provided us with some brand recognition among certain of our agents, affinity partners and insureds and this change could adversely affect our business, financial condition and results of operation.

Ongoing economic uncertainty could materially and adversely affect our business, our liquidity and financial condition.

Global economies and financial markets have experienced significant weakness and volatility since 2008, although the most extreme of these circumstances have abated since that time. Despite improved financial market performance since 2009, near-term U.S. economic prospects have only very gradually improved, with unemployment continuing at historically elevated levels. In addition, U.S. federal and state governments continue to experience significant structural fiscal deficits, creating uncertainty as to levels of taxation, inflation, regulation and other economic fundamentals that may impact future growth prospects. Significantly greater economic, fiscal and monetary uncertainty remains in Europe, due to the combination of poor economic growth, high unemployment and significant sovereign deficits which have called into question the future of the common currency used across most of Europe. While immediate concerns regarding the prospects of the European common currency abated somewhat in the second half of 2012, these issues remain unresolved and may have an indirect and potentially significant impact on the U.S. economy, although these prospects are not clearly defined at this time. Continuation of these conditions may potentially affect (among other aspects of our business) the demand for and claims made under our products, the ability of customers, counterparties and others to establish or maintain their relationships with us, our ability to access and efficiently use internal and external capital resources and our investment performance. In the event that these conditions persist and result in a prolonged period of economic uncertainty, our results of operations, our financial condition and/or liquidity, our prospects and competitor landscape could be materially and adversely affected.

Our business is dependent on the efforts of our executive officers and other personnel. If we are unsuccessful in our efforts to attract, train and retain qualified personnel, our business may be materially adversely affected.

Our success is dependent on the efforts of our executive officers because of their industry expertise, knowledge of our markets, and relationships with our independent agents. Our principal executive officers are Michael Karfunkel, our chairman and chief executive officer; Byron Storms, our P&C president; Michael Weiner, our chief financial officer; Barry Karfunkel, our executive vice president and chief marketing officer; Robert Karfunkel, our executive vice president – strategy and development; Thomas Newgarden, our chief product officer; and Michael Murphy, our executive vice president – A&H. Should any of our executive officers cease working for us, we may be unable to find acceptable replacements with comparable skills and experience in the specialty P&C and A&H sectors that we target. In addition, our business is also dependent on skilled underwriters and other skilled employees. We cannot assure you that we will be able to attract, train and retain, on a timely basis and on anticipated economic and other terms, experienced and capable senior management, underwriters and support staff. We intend to pay competitive salaries, bonuses and equity-based rewards in order to attract and retain such personnel, but there can be no assurance that we will be successful in such endeavors. The loss of key personnel, or the inability to recruit and retain qualified personnel in the future, could have an adverse effect on our business, financial condition or operating results. We do not currently maintain life insurance policies with respect to our executive officers or other employees.

Revenues and operating profits from our P&C segment depend on our production in several key states and adverse developments in these key states could have a material adverse effect on our business, financial condition and results of operations.

For the year ended December 31, 2012, our P&C segment derived 72.6% of its gross premium written from the following six states: North Carolina (25.5%); New York (13.7%); California (13.3%), Florida (9.1%), Virginia (5.5%) and Michigan (5.5%). As a result, our financial results are subject to prevailing regulatory, legal, economic, demographic, competitive, and other conditions in these states. Adverse developments relating to any of these conditions could have a material adverse impact on our business, financial condition and results of operations.

If we cannot sustain our business relationships, including our relationships with independent agents and agencies, we may be unable to compete effectively and operate profitably.

We market our P&C segment products primarily through a network of over 19,000 independent agents. Our relationships with our agents are generally governed by agreements that may be terminated on short notice. Independent agencies generally are not obligated to promote our products and may sell insurance offered by our competitors. As a result, our ability to compete and remain profitable depends, in part, on our maintaining our business relationship with our independent agents and agencies, the marketing efforts of our independent agents and agencies and on our ability to offer insurance products and maintain financial strength ratings that meet the requirements and preferences of our independent agents and agencies and their policyholders. Any failure on our part to be effective in any of these areas could have a material adverse effect on our business and results of operations.

Our affinity channel depends on a relatively small number of affinity partner relationships for a significant percentage of the net premium revenue that it generates, and the loss of one of these significant affinity partner relationships could have a material adverse effect on our business, financial condition and results of operations.

Our affinity channel operates primarily through relationships with affinity partners, which include major retailers and membership organizations. See “Business—P&C Segment—Distribution and Marketing—Affinity Distribution Channel.” Our top five affinity relationships collectively represent 77.9% of our affinity channel written premium. Although our relationships with these and most of our other affinity partners are long-standing, in the event of the termination of any of our significant affinity partner relationships, our net earned premium could be adversely affected.

If we, together with our affiliates and the other third parties that we contract with, are unable to maintain our technology platform or our technology platform fails to operate properly, or meet the technological demands of our customers with respect to the products and services we offer, our business and financial performance could be significantly harmed.

In 2010, we engaged AmTrust to develop a new policy administration system to replace our three legacy mainframe systems. By the end of 2013, we expect to have this system fully integrated across all lines of our P&C business. In addition, we recently developed our new RAD 5.0 underwriting pricing tool, which allows us to more accurately evaluate specific risk exposures in order to assist us in profitably underwriting our P&C products. However, the transition to our new policy administration system is not yet complete, and we have not yet implemented our RAD 5.0 technology. There can be no assurance that the transition and implementation of these systems will be completed successfully or within the time frame that we contemplate. Our inability to successfully complete the transition and implementation of these systems could cause disruptions in our business and have a material adverse effect on our ability to conduct our business profitably.

If we are unable to properly maintain our policy administration system and the remainder of our technology systems or if our technology systems otherwise fail to perform in the manner we currently contemplate, our ability to effectively underwrite and issue policies, process claims and perform other business functions could be significantly impaired and our business and financial performance could be significantly harmed. In addition, the success of our business is dependent on our ability to resolve any issues identified with our technology arrangements during operations and make any necessary improvements in a timely manner. Further, we will need to match or exceed the technological capabilities of our competitors over time. We cannot predict with certainty the cost of such maintenance and improvements, but failure to make such improvements could have an adverse effect on our business. See “Business—Technology” and “Certain Relationships and Related Party Transactions—Master Services Agreement.”

Also, we use e-commerce and other technology to provide, expand and market our products and services. Accordingly, we believe that it will be essential to continue to invest resources in maintaining electronic connectivity with customers and, more generally, in e-commerce and technology. Our business may suffer if we do not maintain these arrangements or keep pace with the technological demands of customers.

If we experience security breaches or other disruptions involving our technology, our ability to conduct our business could be adversely affected, we could be liable to third parties and our reputation could suffer, which could have a material adverse effect on our business.

Our business is dependent upon the uninterrupted functioning of our information technology and telecommunication systems. We rely upon our systems, as well as the systems of our vendors, for all our business operations, including underwriting and issuing policies, processing claims, providing customer service, complying with insurance regulatory requirements and performing actuarial and other analytical functions necessary for underwriting, pricing and product development. Our operations are dependent upon our ability to timely and efficiently maintain and improve our information and telecommunications systems and protect them from physical loss, telecommunications failure or other similar catastrophic events, as well as from security breaches. A shut-down of, or inability to access, one or more of our facilities; a power outage; or a failure of one or more of our information technology, telecommunications or other systems could significantly impair our ability to perform such functions on a timely basis. In the event of a disaster such as a natural catastrophe, terrorist attack or industrial accident, or due to a computer virus, our systems could be inaccessible for an extended period of time. While we have implemented business contingency plans and other reasonable and appropriate internal controls to protect our systems from interruption, loss or security breaches, a sustained business interruption or system failure could adversely impact our ability to process our business, provide customer service, pay claims in a timely manner or perform other necessary business functions.

Our operations depend on the reliable and secure processing, storage and transmission of confidential and other information in our computer systems and networks. Computer viruses, hackers, employee misconduct and other external hazards could expose our data systems to security breaches, cyber-attacks or other disruptions. In addition, we routinely transmit and receive personal, confidential and proprietary information by electronic means. We have implemented security measures designed to protect against breaches of security and other interference with our systems and networks resulting from attacks by third parties, including hackers, and from employee or advisor error or malfeasance. We also assess and monitor the security measures of our third-party business partners, who in the provision of services to us are provided with or process information pertaining to our business or our customers. Despite these measures, we cannot assure that our systems and networks will not be subject to breaches or interference. Any such event may result in operational disruptions as well as unauthorized access to or the disclosure or loss of our proprietary information or our customers’ information, which in turn may result in legal claims, regulatory scrutiny and liability, reputational damage, the incurrence of costs to eliminate or mitigate further exposure, the loss of customers or affiliated advisors or other damage to our business. In addition, the trend toward broad consumer and general public notification of such incidents could exacerbate the harm to our business, financial condition and results of operations. Even if we successfully protect our technology infrastructure and the confidentiality of sensitive data, we could suffer harm to our business and reputation if attempted security breaches are publicized. We cannot be certain that advances in criminal capabilities, discovery of new vulnerabilities, attempts to exploit vulnerabilities in our systems, data thefts, physical system or network break-ins or inappropriate access, or other developments will not compromise or breach the technology or other security measures protecting the networks and systems used in connection with our business.

We may not be able to successfully acquire or integrate additional businesses or manage the growth of our operations, which could make it difficult for us to compete and could adversely affect our profitability.

Since our formation in 2009, we have grown our business primarily through 10 acquisitions. Part of our growth strategy is to continue to grow our business through acquisitions. This strategy of growing through acquisitions subjects us to numerous risks, including risks associated with:

•	our ability to identify profitable geographic markets for entry;

•	our ability to identify potential acquisition targets and successfully acquire them on acceptable terms and in a timely manner;

•	our ability to integrate acquired businesses smoothly and efficiently;

•	our ability to achieve expected synergies, profitability and return on our investment;

•	the diversion of management’s attention from the day-to day operations of our business;

•	our ability to attract and retain qualified personnel for expanded operations;

•	encountering unforeseen operating difficulties or incurring unforeseen costs and liabilities;

•	our ability to manage risks associated with entering into geographic and product markets with which we are less familiar;

•	our ability to obtain necessary regulatory approvals;

•	our ability to expand existing agency relationships; and

•	our ability to augment our financial, administrative and other operating systems to accommodate the growth of our business.

Due to any of the above risks, we cannot assure you that (i) we will be able to successfully identify and acquire additional businesses on acceptable terms or at all, (ii) we will be able to successfully integrate any business we acquire, (iii) we will be able effectively manage our growth or (iv) any new business that we acquire or enter into will be profitable. Our failure in any of these areas could have a material adverse effect on our business, financial condition and results of operations.

Recently we have diversified our insurance business by expanding into the A&H segment through six acquisitions. The A&H insurance business is a relatively new business for us, and we have a limited operating history in this market. As a result, the risks describe above with respect to growing our business by expanding into new product markets are particularly relevant with respect to our A&H business. Our plans for our A&H segment include selling new accident and non-major medical health insurance products, and we have recently commenced sales of some of these products. While we have received the necessary regulatory approvals to begin selling some of these products in many jurisdictions, we are still awaiting regulatory approvals for certain of our products in certain jurisdictions and for the licensing, or lifting of certain restrictions with respect to its license, of our A&H insurance subsidiary, National Health Insurance Company, in certain jurisdictions. We expect that we will have received substantially all of these regulatory approvals by the end of 2013. We cannot assure you that we will obtain the regulatory approvals necessary for us to conduct this business as planned or that any approval granted will not be subject to conditions that restrict our operations. Our inability to successfully implement our business plan for our A&H segment could have a material adverse effect on our financial condition and results of operations.

If our businesses, including businesses we have acquired, do not perform well, we may be required to recognize an impairment of our goodwill or other intangible assets, which could have a material adverse effect on our financial condition and results of operations.

As of June 30, 2013, we had $55.9 million of goodwill recorded on our balance sheet. Goodwill represents the excess of the amounts we paid to acquire subsidiaries and other businesses over the fair value of their net assets at the date of acquisition. We are required to perform goodwill impairment tests at least annually and whenever events or circumstances indicate that the carrying value may not be recoverable from estimated future cash flows. If we determine that the goodwill has been impaired, we would be required to write down the goodwill by the amount of the impairment, with a corresponding charge to net income. Such write-downs could have a material adverse effect on our financial condition and results of operations.

As of June 30, 2013, we had $94.2 million aggregate amount of intangible assets, excluding goodwill, recorded on our balance sheet. Intangible assets represent the amount of fair value assigned to certain assets when we acquire a subsidiary or a book of business. Intangible assets are classified as having either a finite or an indefinite life. We test the recoverability of our intangible assets at least annually. We test the recoverability of finite life intangibles whenever events or changes in circumstances indicate that the carrying value of a finite life intangible may not be recoverable. We recognize an impairment if the carrying value of an intangible asset is not recoverable and exceeds its fair value, in which circumstances we must write down the intangible asset by the amount of the impairment with a corresponding charge to net income. Such write downs could have a material adverse effect on our financial condition and results of operations.

Our principal stockholders have the ability to control our business, which may be disadvantageous to other stockholders.

Michael Karfunkel, Leah Karfunkel, the wife of Michael Karfunkel and the sole trustee of the Karfunkel Trust, and AmTrust, collectively, beneficially own or control approximately 72.6% of our outstanding shares of common stock. As a result, these holders have the ability to control all matters requiring approval by our stockholders, including the election and removal of directors, amendments to our certificate of incorporation (other than changes to the rights of the common stock) and bylaws, any proposed merger, consolidation or sale of all or substantially all of our assets and other corporate transactions. These individuals may have interests that are different from those of other stockholders.

In addition, we are a “controlled company” pursuant to Rule 5615(c) of the corporate governance standards of the NASDAQ Global Market because Michael Karfunkel, Leah Karfunkel, as sole trustee of the Karfunkel Trust, and Amtrust collectively own approximately 72.6% of our voting power. We have applied to have our common stock approved for listing on the Nasdaq Global Market. Therefore, we expect to be exempt from the Nasdaq listing requirements with respect to having a majority of the members of the board of directors be independent; having our Compensation Committee and Nominating and Corporate Governance Committee be composed solely of independent directors; the compensation of our executive officers determined by a majority of our independent directors or a Compensation Committee composed solely of independent directors; and director nominees being selected or recommended for selection, either by a majority of our independent directors or by a nominating committee composed solely of independent directors. We intend to rely on these exemptions.

In addition, Michael Karfunkel, through entities that he controls, has entered into transactions with us and may from time to time in the future enter into other transactions with us. As a result, he may have interests that are different from, or are in addition to, his interest as a stockholder in our company. Such transactions may adversely affect our results or operations or financial condition. See the next two risk factors immediately following this risk factor and “Certain Relationships and Related Party Transactions.”

Our officers, directors and principal stockholders could delay or prevent an acquisition or merger of our company even if the transaction would benefit other stockholders. Moreover, this concentration of share ownership makes it impossible for other stockholders to replace directors and management without the consent of Michael Karfunkel, Leah Karfunkel and AmTrust. In addition, this significant concentration of share ownership may adversely affect the price at which prospective buyers are willing to pay for our common stock because investors often perceive disadvantages in owning stock in companies with controlling stockholders. See “Security Ownership of Certain Beneficial Owners and Management” for a more detailed description of our share ownership.

Our relationship with AmTrust and its subsidiaries may present, and make us vulnerable to, difficult conflicts of interest, related party transactions, business opportunity issues and legal challenges.

AmTrust is a publicly-traded insurance holding company controlled by Michael Karfunkel, Leah Karfunkel, as the sole trustee of the Karfunkel Trust, George Karfunkel, Michael Karfunkel’s brother, and Barry Zyskind. AmTrust beneficially owns or controls approximately 15.4% of our outstanding shares of common stock. Mr. Zyskind is the chief executive officer of AmTrust, the son-in-law of Mr. Karfunkel and is a member of our board of directors. See “Security Ownership of Certain Beneficial Owners and Management” for a more detailed description of our share ownership. Also, AmTrust (through a subsidiary) is a reinsurer under our quota share reinsurance treaty (“Personal Lines Quota Share”) pursuant to which we have historically ceded 50% of our P&C gross premium written and related losses (excluding premium ceded to state-run reinsurance facilities) to our quota share reinsurers. AmTrust currently receives 10% of such ceded premium and assumes 10% of the related losses solely with respect to policies in effect as of July 31, 2013.

We are party to a number of other arrangements with AmTrust and its affiliates, including, among others, an asset management agreement pursuant to which a subsidiary of AmTrust provides investment management services to us; a master services agreement pursuant to which AmTrust provides us and our affiliates with information technology development services in connection with the development and licensing of our policy administration system; a consulting and marketing agreement pursuant to which a subsidiary of AmTrust provides certain consulting and marketing services to promote our captive insurance program; joint investments in entities owning life settlement contracts; a joint investment in an entity owning an office building in Cleveland, Ohio; and an aircraft timeshare agreement with a subsidiary of AmTrust. These and other arrangements with AmTrust are described under the heading “Certain Relationships and Related Party Transactions.” Conflicts of interest could arise with respect to any of our contractual arrangements with AmTrust and its affiliates, as well as any other business opportunities that could be advantageous to AmTrust or its subsidiaries, on the one hand, and disadvantageous to us or our subsidiaries, on the other hand. AmTrust’s interests may be different from the interests of our company and the interests of our other stockholders.

Our relationship with Maiden and its subsidiaries may present, and make us vulnerable to, difficult conflicts of interest, related party transactions, business opportunity issues and legal challenges.

Maiden is a publicly-held Bermuda insurance holding company (NASDAQ: MHLD) of which Michael Karfunkel, our founder, major stockholder and chairman and chief executive officer, was a founding stockholder. As of December 31, 2012, Michael Karfunkel, Leah Karfunkel, as the sole trustee of the Karfunkel Trust, George Karfunkel and Barry Zyskind owned or controlled approximately 6.2%, 7.6%, 9.4% and 5.1%, respectively, of the issued and outstanding capital stock of Maiden. Mr. Zyskind serves as the non-executive chairman of Maiden’s board of directors. Maiden Insurance Company, Ltd. (“Maiden Insurance”), a wholly owned subsidiary of Maiden, is a Bermuda reinsurer.

Maiden Insurance was the primary reinsurer under the Personal Lines Quota Share pursuant to which we historically ceded 50% of our P&C gross premium written and related losses (excluding premium ceded to state-run reinsurance facilities) from our P&C business to our quota share reinsurers. Maiden Insurance currently receives 25% of the ceded premium and assumes 25% of the related losses solely with respect to policies in effect as of July 31, 2013. See “Certain Relationships and Related Party Transactions—Personal Lines Quota Share.” Conflicts of interest could arise with respect to matters relating to the Personal Lines Quota Share, as well as business opportunities that could be advantageous to Maiden or its subsidiaries, on the one hand, and disadvantageous to us or our subsidiaries, on the other hand. See “Certain Relationships and Related Party Transactions.”

Our relationship with ACP Re may present, and make us vulnerable to, difficult conflicts of interest, related party transactions, business opportunity issues and legal challenges.

ACP Re, Ltd. (“ACP Re”) is a Bermuda reinsurer that is a subsidiary of the Karfunkel Trust. ACP Re is a reinsurer under the Personal Lines Quota Share pursuant to which we have historically ceded 50% of our P&C gross premium written and related losses (excluding premium ceded to state-run reinsurance facilities) to our quota share reinsurers. ACP Re currently receives 15% of the ceded premium and assumes 15% of the related losses under this agreement solely with respect to policies in effect as of July 31, 2013. We also provide management services to ACP Re pursuant to a services agreement we entered into effective November 1, 2012, and owe $18.7 million under an amended and restated note for that amount we issued to ACP Re effective February 20, 2013. For a more detailed description of our arrangements with ACP Re, see “Certain Relationships and Related Party Transactions.” Conflicts of interest could arise with respect to any of the contractual arrangements between us and ACP Re, as well as business opportunities that could be advantageous to ACP Re, on the one hand, and disadvantageous to us or our subsidiaries, on the other hand. See “Certain Relationships and Related Party Transactions.”

A downgrade in the A.M. Best rating of our insurance subsidiaries would likely reduce the amount of business we are able to write and could materially adversely impact the competitive positions of our insurance subsidiaries.

Rating agencies evaluate insurance companies based on their ability to pay claims. A.M. Best Company, Inc. has currently assigned our property and casualty insurance subsidiaries a group rating of “A-” (Excellent), which is the fourth highest out of fifteen ratings. Our recently acquired A&H insurance subsidiary, National Health Insurance Company (“NHIC”) is not yet rated, though we intend to seek a favorable A.M. Best rating for NHIC. The ratings of A.M. Best are subject to periodic review using, among other things, proprietary capital adequacy models, and are subject to revision or withdrawal at any time. Our competitive position relative to other companies is determined in part by the A.M. Best rating of our insurance subsidiaries. A.M. Best ratings are directed toward the concerns of policyholders and insurance agencies and are not intended for the protection of investors or as a recommendation to buy, hold or sell securities.

There can be no assurances that our insurance subsidiaries will be able to maintain their current ratings or, in the case of NHIC, obtain a favorable rating. Any downgrade in ratings, or failure to obtain a favorable rating in the case of NHIC, would likely adversely affect our business through the loss of certain existing and potential policyholders and the loss of relationships with independent agencies that might move to other companies with higher ratings. We are not able to quantify the percentage of our business, in terms of premiums or otherwise, that would be affected by a downgrade in our A.M. Best ratings.

Performance of our investment portfolio is subject to a variety of investment risks that may adversely affect our financial results.

Our results are affected, in part, by the performance of our investment portfolio. Our investment portfolio contains interest rate sensitive investments, such as fixed-income securities. As of June 30, 2013, our investment in fixed-income securities was approximately $863.9 million, or 79.5% of our total investment portfolio, including cash and accrued interest. Increases in market interest rates may have an adverse impact on the value of our investment portfolio by decreasing the value of fixed-income securities. Conversely, declining market interest rates could have an adverse impact on our investment income as we invest positive cash flows from operations and as we reinvest proceeds from maturing and called investments in new investments that could yield lower rates than our investments have historically generated. Defaults in our investment portfolio may produce operating losses and adversely impact our results of operations.

Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions, and other factors beyond our control. Although we take measures to manage the risks of investing in a changing interest rate environment, we may not be able to manage interest rate sensitivity effectively. Despite our efforts to maintain a high quality portfolio and manage the duration of the portfolio to reduce the effect of interest rate changes, a significant change in interest rates could have a material adverse effect on our financial condition and results of operations.

In addition, the performance of our investment portfolio generally is subject to other risks, including the following:

•	the risk of decrease in value due to a deterioration in the financial condition, operating performance or business prospects of one or more issuers of our fixed-income securities;

•	the risk that our portfolio may be too heavily concentrated in the securities of one or more issuers, sectors or industries;

•	the risk that we will not be able to convert investment securities into cash on favorable terms and on a timely basis; and

•	general movements in the values of securities markets.

If our investment portfolio were to suffer a substantial decrease in value due to market, sector or issuer-specific conditions, our liquidity, financial condition and results of operations could be materially adversely affected. A decrease in value of an insurance subsidiary’s investment portfolio could also put the subsidiary at risk of failing to satisfy regulatory minimum capital requirements and could limit the subsidiary’s ability to write new business.

Our holding company structure and certain regulatory and other constraints, including adverse business performance, could affect our ability to satisfy our obligations.

We are a holding company and conduct our business operations through our various subsidiaries. Our principal sources of funds are dividends and other payments from our insurance subsidiaries, income from our investment portfolio and funds that may be raised from time to time in the capital markets. We will be largely dependent on amounts from our insurance subsidiaries to pay principal and interest on any indebtedness that we may incur, to pay holding company operating expenses, to make capital investments in our other subsidiaries and to pay dividends on our common stock. In addition, our credit agreement contains covenants that limit our ability to pay cash dividends to our stockholders under certain circumstances. See “—The covenants in our credit agreement limit our financial and operational flexibility, which could have an adverse effect on our financial condition.”

Our insurance subsidiaries are subject to statutory and regulatory restrictions imposed on insurance companies by their states of domicile, which limit the amount of cash dividends or distributions that they may pay to us unless special permission is received from the insurance regulator of the relevant domiciliary state. In general, the maximum amount of dividends that the insurance subsidiaries may pay in any 12-month period without regulatory approval is the greater of adjusted statutory net income or 10% of statutory policyholders’ surplus as of the preceding calendar year end. Adjusted statutory net income is generally defined for this purpose to be statutory net income, net of realized capital gains, for the calendar year preceding the date of the dividend. In addition, other states may limit or restrict our insurance subsidiaries’ ability to pay stockholder dividends generally or as a condition to issuance of a certificate of authority.

The aggregate amount of dividends that could be paid by our insurance subsidiaries without prior approval by the various domiciliary states of our insurance subsidiaries was approximately $19.0 million as of December 31, 2012, taking into account dividends paid in the prior twelve month period. During the years ended December 31, 2012 and 2011 and the period from March 1, 2010 (inception) to December 31, 2010, there were $133.5 million, $0 million and $0 million dividends paid by the insurance subsidiaries to National General Management Corp. (formerly, GMAC Insurance Management Corporation) (“Management Corp.”) or the Company. We obtained permission from the states of domicile before the extraordinary dividends were paid in 2012. After receiving the dividend, in 2012, Management Corp. paid $120.0 million in the form of a capital contribution to its subsidiary, Integon National. During 2012, the insurance subsidiaries also paid to Management Corp. a return of capital of $18.5 million. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

Our insurance subsidiaries are subject to minimum capital and surplus requirements. Our failure to meet these requirements could subject us to regulatory action.

The laws of the states of domicile of our insurance subsidiaries impose risk-based capital standards and other minimum capital and surplus requirements. Failure to meet applicable risk-based capital requirements or minimum statutory capital requirements could subject us to further examination or corrective action imposed by state regulators, including limitations on our writing of additional business, state supervision or liquidation. Any changes in existing risk-based capital requirements or minimum statutory capital requirements may require us to increase our statutory capital levels, which we may be unable to do. See “Regulation – State Insurance Regulation – Financial Oversight – Risk-based Capital Regulations.”

The insurance industry is subject to extensive regulation, which may affect our ability to execute our business plan and grow our business.

We are subject to comprehensive regulation and supervision by government agencies in each of the 6 states in which our insurance subsidiaries are domiciled or commercially domiciled, as well as all states in which they are licensed, sell insurance products, issue policies, or handle claims. Some states impose restrictions or require prior regulatory approval of specific corporate actions, which may adversely affect our ability to operate, innovate, obtain necessary rate adjustments in a timely manner or grow our business profitably. These regulations provide safeguards for policyholders and are not intended to protect the interests of stockholders. Our ability to comply with these laws and regulations, and to obtain necessary regulatory action in a timely manner is, and will continue to be, critical to our success. Some of these regulations include:

•

Required Licensing. We operate under licenses issued by the insurance department in the states in which we sell insurance. If a regulatory authority denies or delays granting a new license, our ability to enter that market quickly or offer new insurance products in that market may be substantially impaired. In addition, if the insurance department in any state in which we currently operate suspends, non-renews, or revokes an existing license, we would not be able to offer affected products in that state.

•

Transactions Between Insurance Companies and Their Affiliates. Transactions between us or other of our affiliates and our insurance companies generally must be disclosed, and prior approval is required before any material or extraordinary transaction may be consummated. Approval may be refused or the time required to obtain approval may delay some transactions, which may adversely affect our ability to innovate or operate efficiently.

•

Regulation of Insurance Rates and Approval of Policy Forms. The insurance laws of most states in which we conduct business require insurance companies to file insurance rate schedules and insurance policy forms for review and approval. If, as permitted in some states, we begin using new rates before they are approved, we may be required to issue refunds or credits to the policyholders if the new rates are ultimately deemed excessive or unfair and disapproved by the applicable insurance department. In other states, prior approval of rate changes is required and there may be long delays in the approval process or the rates may not be approved. Accordingly, our ability to respond to market developments or increased costs in that state could be adversely affected.

•

Restrictions on Cancellation, Non-Renewal or Withdrawal. Many of the states in which we operate have laws and regulations that limit our ability to exit a market. For example, some states limit a private passenger auto insurer’s ability to cancel and refuse to renew policies and some prohibit insurers from withdrawing one or more lines of insurance business from the state unless prior approval is received. In some states, these regulations extend to significant reductions in the amount of insurance written, not just to a complete withdrawal. Laws and regulations that limit our ability to cancel and refuse to renew policies in some states or locations and that subject withdrawal plans to prior approval requirements may restrict our ability to exit unprofitable markets, which may harm our business, financial condition and results of operations.

•	Other Regulations. We must also comply with regulations involving, among other matters:

•	the use of non-public consumer information and related privacy issues;

•	the use of credit history in underwriting and rating policies;

•	limitations on the ability to charge policy fees;

•	limitations on types and amounts of investments;

•	restrictions on the payment of dividends by our insurance subsidiaries;

•	the acquisition or disposition of an insurance company or of any company controlling an insurance company;

•	involuntary assignments of high-risk policies, participation in reinsurance facilities and underwriting associations, assessments and other governmental charges;

•	reporting with respect to financial condition; and

•	periodic financial and market conduct examinations performed by state insurance department examiners.

The failure to comply with these laws and regulations may also result in regulatory actions, fines and penalties, and in extreme cases, revocation of our ability to do business in a particular jurisdiction. In the past we have been fined by state insurance departments for failing to comply with certain laws and regulations. In addition, we may face individual and class action lawsuits by insured and other parties for alleged violations of certain of these laws or regulations.

Our failure to accurately and timely pay claims could adversely affect our business, financial results and liquidity.

We must accurately and timely evaluate and pay claims that are made under our policies. Many factors affect our ability to pay claims accurately and timely, including the training and experience of our claims representatives, our claims organization’s culture and the effectiveness of our management, our ability to develop or select and implement appropriate procedures and systems to support our claims functions and other factors. Our failure to pay claims accurately and timely could lead to material litigation, undermine our reputation in the marketplace and materially adversely affect our financial results and liquidity.

In addition, if we do not train new claims employees effectively or lose a significant number of experienced claims employees, our claims department’s ability to handle an increasing workload could be adversely affected. In addition to potentially requiring that growth be slowed in the affected markets, our business could suffer from decreased quality of claims work which, in turn, could lower our operating margins.

Regulation may become more extensive in the future, which may adversely affect our business, financial condition and results of operations.

Compliance with applicable laws and regulations is time-consuming and personnel-intensive, and changes in these laws and regulations may materially increase our direct and indirect compliance and other expenses of doing business, thus adversely affecting our business, financial condition and results of operations.

In the future, states may make existing insurance laws and regulation more restrictive or enact new restrictive laws. In such event, we may seek to reduce our business in, or withdraw entirely from, these states. Additionally, from time to time, the United States Congress and certain federal agencies investigate the current condition of the insurance industry to determine whether federal regulation is necessary. Currently, the U.S. federal government does not directly regulate the P&C insurance business. However, The Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”) established a Federal Insurance Office (“FIO”) within the Department of the Treasury. The duties of the FIO include studying and reporting on how to modernize and improve the system of insurance regulation in the United States considering the ability of any federal regulation or a federal regulator to “provide robust consumer protection for policyholders” as well as “the potential consequences of subjecting insurers to a federal resolution authority.” On June 12, 2013, the FIO issued its annual report on the state of the insurance industry which outlines current industry issues, such as the impact of low interest rates, natural catastrophes, changing demographics in the United States and growth opportunities in emerging markets. The FIO stated that it expects to produce several additional reports this year, including a report on proposals to modernize and improve the system of insurance regulation in the United States. We cannot predict whether any of these proposals will be adopted, or what impact, if any, these proposals or, if enacted, these laws may have on our business, financial condition and results of operations. See “Regulation.”

Reform of the health insurance industry could materially reduce the profitability of our A&H segment.

In March 2010, President Obama signed PPACA into law. Provisions of PPACA and related reforms have and will continue to become effective at various dates over the next several years and will make significant changes to the U.S. health care system that are expected to significantly affect the health insurance industry. For more information on PPACA and its impact on our A&H segment, see “Business—A&H Segment.”

We continue to review our product offerings and make changes to adapt to the new environment and the opportunities presented. However, we could be adversely affected if our plans for operating in the new environment are unsuccessful or if there is less demand than we expect for our A&H products in the new environment. Uncertainty remains with respect to a number of provisions of PPACA, including the mechanics of the public and private exchanges required by PPACA, the application of PPACA’s requirements to various types of health insurance plans and the timing of the implementation of certain of PPACA’s requirements. For example, recently the implementation of the mandate under PPACA that employers with 50 or more full-time employees offer affordable health insurance or pay penalties has been delayed one year until 2015.

New guidance and regulations continue to be issued under PPACA. If we are unable to adapt our A&H business to current and/or future requirements of PPACA, or if significant uncertainty continues with respect to implementation of PPACA, our A&H business could be materially adversely affected. Furthermore, should Congress extend the scope of PPACA to include some or all of our current and proposed A&H products, such a development could have a material adverse effect on our A&H business.

Assessments and other surcharges for guaranty funds, second-injury funds, catastrophe funds, and other mandatory pooling arrangements for insurers may reduce our profitability.

Virtually all states require insurers licensed to do business in their state to bear a portion of the loss suffered by some insured parties as the result of impaired or insolvent insurance companies. These losses are funded by assessments that are levied by state guaranty associations, up to prescribed limits, on all member insurance companies in the state based on their proportionate share of premiums written in the lines of business in which the impaired or insolvent insurance companies are engaged. The assessments levied on us may increase as we increase our written premium. In addition, as a condition to the ability to conduct business in various states, our insurance subsidiaries must participate in mandatory property and casualty shared market mechanisms or pooling arrangements, which provide various types of insurance coverage to individuals or entities that otherwise are unable to purchase that coverage from private insurers. The effect of these assessments and mandatory shared-market mechanisms or changes in them could reduce our profitability in any given period or limit our ability to grow our business.

We may require additional capital in the future and such additional capital may not be available to us, or only available to us on unfavorable terms.

Our future capital requirements depend on many factors, including our ability to write new business successfully and to establish premium rates and reserves at levels sufficient to cover losses. To the extent that the funds generated by our ongoing operations and initial capitalization are insufficient to fund future operating requirements, we may need to raise additional funds through financings or curtail our growth and reduce our assets. We cannot be sure that we will be able to raise equity or debt financing on terms favorable to us and our stockholders and in the amounts that we require, or at all. If we cannot obtain adequate capital, our business and financial condition could be adversely affected.

In addition, the terms of a capital raising transaction could require us to agree to stringent financial and operating covenants and to grant security interests on our assets to lenders or holders of our debt securities that could limit our flexibility in operating our business or our ability to pay dividends on our common stock and could make it more difficult for us to obtain capital in the future.

The covenants in our credit agreement limit our financial and operational flexibility, which could have an adverse effect on our financial condition.

Our credit agreement contains covenants that limit our ability, among other things, to borrow money, sell assets, merge or consolidate and make particular types of investments or other restricted payments, including the payment of cash dividends if an event of default has occurred and is continuing or if we are out of compliance with our financial covenants. These covenants could restrict our ability to achieve our business objectives, and therefore, could have an adverse effect on our financial condition. In addition, this agreement also requires us to maintain specific financial ratios. If we fail to comply with these covenants or meet these financial ratios, the lenders under our credit agreement could declare a default and demand immediate repayment of all amounts owed to them, cancel their commitments to lend and/or issue letters of credit, any of which could have a material adverse effect on our liquidity, financial condition and business in general.

Our operations and business activities outside of the United States are subject to a number of risks, which could have an adverse effect on our business, financial condition and results of operations.

We currently conduct a limited amount of business outside the United States, primarily in Bermuda, Luxembourg and Sweden. In these jurisdictions, we are subject to a number of significant risks in conducting such business. These risks include restrictions such as price controls, capital controls, exchange controls and other restrictive government actions, which could have an adverse effect on our business and our reputation. Investments outside the United States also subject us to additional domestic and foreign laws and regulations, including the Foreign Corrupt Practices Act and similar laws in other countries that prohibit the making of improper payments to foreign officials. In addition, some countries have laws and regulations that lack clarity and, even with local expertise and effective controls, it can be difficult to determine the exact requirements of the local laws. Failure to comply with local laws in a particular market could have a significant and negative effect not only on our business in that market but also on our reputation generally.

We may be subject to taxes on our Luxembourg affiliates’ equalization reserves.

In 2012, we formed a Luxembourg holding company and acquired a Luxembourg-domiciled reinsurance company. In connection with the acquisition, we acquired the equalization reserves of the reinsurance company. An “equalization reserve” is a catastrophe reserve in excess of required reserves determined by a formula based on the volatility of the business ceded to the reinsurance company. Provided that we are able to cede losses to the reinsurance company through intercompany reinsurance arrangements that are sufficient to exhaust the reinsurance company’s equalization reserves, Luxembourg would not, under laws currently in effect, impose any income, corporation or profits tax on the reinsurance company. However, if the reinsurance company was to cease reinsuring business without exhausting the equalization reserves, it would recognize income that would be taxed by Luxembourg at a rate of approximately 30%. As of June 30, 2013, we had approximately $107 million of unutilized equalization reserves. We must establish a deferred tax liability on our financial statements equal to approximately 30% of the unutilized portion of equalization reserve. We adjust the deferred tax liability each reporting period based on premiums and losses ceded to the Luxembourg reinsurer under the reinsurance arrangements. The use of the deferred tax liability related to these equalization reserves is netted against the amortization expense associated with the intangible asset created by the ability to use these rights, and recorded as a decrease to general and administrative expense.

A portion of our financial assets consists of life settlement contracts that are subject to certain risks.

As of June 30, 2013, we have a 50% ownership interest in entities that hold certain life settlement contracts (the “LSC Entities”), and the fair value of these contracts owned by the LSC Entities is $208.7 million, with our proportionate interest being $104.3 million.

Estimates of fair value of the life settlement contracts held by the LSC Entities are subjective and based upon estimates of, among other factors: (i) the life expectancy of the insured person, (ii) the projected premium payments on the contract, including projections of possible rate increases from the related insurance carrier, (iii) the projected costs of administration relating to the contract and (iv) the projected risk of non-payment, including the financial health of the related insurance carrier, the possibility of legal challenges from such insurance carrier or others and the possibility of regulatory changes that may affect payment. The actual value of any life settlement contract cannot be determined until the policy matures (i.e., the insured has died and the insurance carrier has paid out the death benefit to the holder). A significant negative difference between the estimated fair value of a contract and actual death benefits received at maturity for any life settlement contract could adversely affect our financial condition and results of operations.

Some of the critical factors considered in determining the fair value of a life settlement contract are related to the discounted value of future cash flows from death benefits and the discounted value of future premiums due on the contract. If the rate used to discount the future death benefits or the future premiums changes, the value of the life settlement contract will also change. Generally, if discount rates increase, the fair value of a life settlement contract decreases. If a life settlement contract is sold or otherwise disposed of in the future under a relatively higher interest rate environment, the contract may have a lower value than the value it had when it was acquired.

The life expectancy of an insured under a life insurance policy is a key element in determining the anticipated cash flow associated with the policy and, ultimately, its value. For example, if an insured under a life insurance policy lives longer than estimated, premiums on that policy will be required to be paid for a longer period of time than anticipated (and in a greater total amount) in order to maintain the policy in force. Estimating life expectancies is inherently inexact and imprecise. Past mortality experience is not an accurate indicator of future mortality rates, and it is possible for insureds under life insurance policies to experience lower mortality rates in the future than those historically experienced by other persons having similar traits. The process of developing an estimate of life expectancy may include, but is not necessarily limited to, subjective interpretation of lifestyle, medical history, ancestry, educational background, improvements in mortality rates, wealth and access to and impact of changes in medical techniques. Subjective interpretation of these and other variables leads to vast complexities which ultimately present a degree of imprecision. In addition, the types of individuals who are insured under substantial life insurance policies may have longer life expectancies than the general population as a result of such factors as better access to medical care and healthier lifestyles. These factors may make it harder to correctly estimate their life expectancies.

Life expectancy providers have historically changed, and may in the future change, from time to time their respective underwriting methodologies in an effort to improve the precision of their life expectancy estimates. For example, certain changes effected by several leading life expectancy providers in 2008 and 2009 resulted in significantly longer life expectancies for many insureds under policies in the life settlement market, which led to a meaningful reduction in the fair value of those policies. Future changes by one or more life expectancy providers could similarly lengthen or shorten the life expectancy estimates of the insureds under life insurance policies in which the LSC Entities have an interest and significantly impact the market value and/or liquidity of the affected policies. Developments of this nature could have a material adverse effect on the value of our investment in the LSC Entities holding the life settlements contracts.

In addition, our results of operations and earnings may fluctuate depending on the number of life settlement contracts held by the LSC Entities in a given period and the fair value of those assets at the end of the applicable period. Any reduction in the fair value of these assets will impact our income in the period in which the reduction occurs and could adversely affect our financial results for that period.

Finally, the market for life settlement contracts is relatively illiquid when compared to that for other asset classes, and there is currently no established trading platform or market by which investors in the life settlement market buy and sell life settlement contracts. If any of the LSC Entities need to sell significant numbers of life settlement contracts in the secondary life settlement market, it is possible that the lack of liquidity at that time could make the sale of such life settlement contract difficult or impossible. Therefore, we bear the risks of any of the LSC Entities having to sell life settlement contracts at substantial discounts or not being able to sell life settlement contracts in a timely manner or at all which may result in a material adverse effect on our financial condition and results of operations.

Risks Relating to Our Insurance Operations

The private passenger auto insurance industry and the A&H insurance industry are highly competitive, and we may not be able to compete effectively against larger companies.

The automobile insurance industry and the A&H insurance industry are highly competitive and, except for regulatory considerations, there are relatively few barriers to entry. We compete with both large national insurance providers and smaller regional companies on the basis of price, coverages offered, claims handling, customer service, agent commissions, geographic coverage and financial strength ratings. Some of our competitors have more capital, higher ratings and greater resources than we have, and may offer a broader range of products than we offer. Many of our competitors invest heavily in advertising and marketing efforts and/or expanding their online service offerings. Many of these competitors have better brand recognition than we have and have a significantly larger market share that we do. As a result, these larger competitors may be better able to offer lower rates to consumers, to withstand larger losses, and to more effectively take advantage of new marketing opportunities. Our ability to compete against these larger competitors depends on our ability to deliver superior service and maintain our relationships with independent agents and affinity groups.

We may undertake strategic marketing and operating initiatives to improve our competitive position and drive growth. If we are unable to successfully implement new strategic initiatives or if our marketing campaigns do not attract new customers, our competitive position may be harmed, which could adversely affect our business, financial condition and results of operations.

We write a significant amount of business in the sub-standard auto insurance market, which could make us more susceptible to unfavorable market conditions which have a disproportionate effect on that customer base.

Approximately 63% of our P&C premium currently is written in the sub-standard auto insurance market. As a result, adverse developments in the economic, competitive or regulatory environment affecting the sub-standard customer base or the sub-standard auto insurance industry in general may have a greater effect on us as compared to a more diversified auto insurance carrier with a larger percentage of its business in other types of auto insurance products. Adverse developments of this type may have a material adverse effect on our business.

We generate significant revenue from service fees generated from our P&C policyholders, which could be adversely affected by additional insurance or consumer protection regulation.

For the year ended December 31, 2012, we generated $77.4 million in service and fee revenue from our P&C policyholders, which included origination fees, installment fees relating to installment payment plans, late payment fees, policy cancellation fees and reinstatement fees. The revenue we generate from these service fees could be reduced by changes in consumer protection or insurance regulation that restrict or prohibit our ability to charge these fees.

The property and casualty insurance industry is cyclical in nature, which may affect our overall financial performance.

Historically, the financial performance of the property and casualty insurance industry has tended to fluctuate in cyclical periods of price competition and excess capacity (known as a soft market) followed by periods of high premium rates and shortages of underwriting capacity (known as a hard market). Although an individual insurance company’s financial performance is also dependent on its own specific business characteristics, the profitability of most property and casualty insurance companies tends to follow this cyclical market pattern. We cannot predict with certainty the timing or duration of changes in the market cycle because the cyclicality is due in large part to the actions of our competitors and general economic factors beyond our control. These cyclical patterns, the actions of our competitors, and general economic factors could cause our revenues and net income to fluctuate, which may adversely affect our business.

Catastrophic losses or the frequency of smaller insured losses may exceed our expectations as well as the limits of our reinsurance, which could adversely affect our financial condition and results of operations.

Our auto insurance business is subject to claims arising from catastrophes, such as hurricanes, tornadoes, windstorms, floods, earthquakes, hailstorms, severe winter weather, and fires, or other events, such as explosions, terrorist attacks, riots, and hazardous material releases. For example, as of June 30, 2013, we recorded $7.4 million in loss and LAE attributable to Hurricane Sandy. The incidence and severity of such events are inherently unpredictable, and our losses from catastrophes could be substantial.

Longer-term weather trends are changing and new types of catastrophe losses may be developing due to climate change, a phenomenon that may be associated with extreme weather events linked to rising temperatures, including effects on global weather patterns, sea, land and air temperature, sea levels, rain and snow. Climate change could increase the frequency and severity of catastrophe losses we experience in both coastal and non-coastal areas.

In addition, it is possible that we may experience an unusual frequency of smaller losses in a particular period. In either case, the consequences could be substantial volatility in our financial condition or results of operations for any fiscal quarter or year, which could have a material adverse effect on our financial condition or results of operations and our ability to write new business. Although we believe that our geographic and product mix creates limited exposure to catastrophic events and we attempt to manage our exposure to these types of catastrophic and cumulative losses, including through the use of reinsurance, the severity or frequency of these types of losses may exceed our expectations as well as the limits of our reinsurance coverage.

We rely on the use of credit scoring in pricing and underwriting our auto insurance policies and any legal or regulatory requirements which restrict our ability to access credit score information could decrease the accuracy of our pricing and underwriting process and thus decrease our ability to be profitable.

We use credit scoring as a factor in pricing and underwriting decisions where allowed by state law. Consumer groups and regulators have questioned whether the use of credit scoring unfairly discriminates against some groups of people and are calling for laws and regulations to prohibit or restrict the use of credit scoring in underwriting and pricing. Laws or regulations that significantly curtail or regulate the use of credit scoring, if enacted in a large number of states in which we operate, could impact the integrity of our pricing and underwriting process, which could, in turn, adversely affect our business, financial condition and results of operations and make it harder for us to be profitable over time.

The rates we charge under the policies we write are subject to prior regulatory approval in most of the states in which we operate.

In most of the states in which we operate, we must obtain prior regulatory approval of insurance rates charged to our customers, including any increases in those rates. If we are unable to receive approval for the rate changes we request, or if such approval were delayed, our ability to operate our business in a profitable manner may be limited and our financial condition, results of operations, and liquidity may be adversely affected.

If market conditions cause our reinsurance to be more costly or unavailable, we may be required to bear increased risks or reduce the level of our underwriting commitments.

As part of our overall risk and capacity management strategy, we purchase excess of loss catastrophic and casualty reinsurance for protection against catastrophic events and other large losses. Market conditions beyond our control, in terms of price and available capacity, may affect the amount of reinsurance we acquire and our profitability.

We may be unable to maintain our current reinsurance arrangements or to obtain other reinsurance in adequate amounts and at favorable rates. Increases in the cost of reinsurance would adversely affect our profitability. In addition, if we are unable to renew our expiring arrangements or to obtain new reinsurance on favorable terms, either our net exposure to risk would increase, which would increase our costs, or, if we are unwilling to bear an increase in net risk exposures, we would have to reduce the amount of risk we underwrite, which would reduce our revenues.

We have reduced our dependence on reinsurance and will retain a greater percentage of our premium writings, which increases our exposure to the underlying policy risks.

We have historically utilized reinsurance arrangements with other insurance carriers to be able to generate a larger premium volume, and larger resulting infrastructure, than otherwise would have been possible given our capital position. With the net proceeds from the private placement, we will retain more of our written business. Effective August 1, 2013, we terminated our cession of P&C premium to our quota share reinsurers and now retain 100% of such P&C gross premium written and related losses with respect to all new and renewal P&C policies bound after August 1, 2013. We will continue to cede 50% of P&C gross premium written and related losses with respect to policies in effect as of July 31, 2013 to the quota share reinsurers until the expiration of such policies. The increase in the percentage of premium writings retained will provide us the opportunity to realize greater underwriting income and investment income from our premium writing base. However, it also increases the risks to our business through greater exposure to policy claims. In the event our actual product experience varies adversely from the assumptions we used to price our products, our increased exposure to the underlying policy risks could have a material adverse effect on our financial condition and results of operations.

We may not be able to recover amounts due from our reinsurers, which would adversely affect our financial condition.

Reinsurance does not discharge our obligations under the insurance policies we write; it merely provides us with a contractual right to seek reimbursement on certain claims. We remain liable to our policyholders even if we are unable to make recoveries that we are entitled to receive under our reinsurance contracts. As a result, we are subject to credit risk with respect to our reinsurers. Losses are recovered from our reinsurers after underlying policy claims are paid. The creditworthiness of our reinsurers may change before we recover amounts to which we are entitled. Therefore, if a reinsurer is unable to meet its obligations to us, we would be responsible for claims and claim settlement expenses for which we would have otherwise received payment from the reinsurer. If we were unable to collect these amounts from our reinsurers, our costs would increase and our financial condition would be adversely affected. As of June 30, 2013, we had an aggregate amount of approximately $990.5 million of recoverables from third-party reinsurers for unpaid losses.

Our largest reinsurance recoverables are from the North Carolina Reinsurance Facility (“NCRF”) and the Michigan Catastrophic Claims Association (“MCCA”). The NCRF is a non-profit organization established to provide automobile liability reinsurance to those insurance companies that write automobile insurance in North Carolina. The MCCA is a Michigan reinsurance mechanism that covers no-fault first party medical losses of retentions in excess of $500,000 in 2013. At June 30, 2013, the amount of reinsurance recoverable from the NCRF and the MCCA was approximately $75.0 million and $706.1 million, respectively. In addition, at June 30, 2013, the amount of reinsurance recoverable from Maiden Insurance, ACP Re, AmTrust and other reinsurers was approximately $101.9 million, $61.1 million, $40.8 million and $5.6 million, respectively. If any of our principal reinsurers were unable to meet its obligations to us, our financial condition and results of operations would be materially adversely affected. For additional information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Reinsurance.”

The effects of emerging claim and coverage issues on our business are uncertain and negative developments in this area could have an adverse effect on our business.

As industry practices and legal, judicial, social and other environmental conditions change, unexpected and unintended issues related to claims and coverage may emerge. These issues may adversely affect our business by either extending coverage beyond our underwriting intent or by increasing the number or size of claims. In some instances, these changes may not become apparent until after we have issued insurance policies that are affected by the changes. As a result, the full extent of our liability under an insurance policy may not be known until many years after the policy is issued. For example, medical costs associated with permanent and partial disabilities may increase more rapidly or be higher than we currently expect. Changes of this nature may expose us to higher claims than we anticipated when we wrote the underlying policy. Unexpected increases in our claim costs many years after policies are issued may also result in our inability to recover from certain of our reinsurers the full amount that they would otherwise owe us for such claims costs because certain of the reinsurance agreements covering our business include commutation clauses that permit the reinsurers to terminate their obligations by making a final payment to us based on an estimate of their remaining liabilities. In addition, the potential passage of new legislation designed to expand the right to sue, to remove limitations on recovery, to deem by statute the existence of a covered occurrence, to extend the statutes of limitations or otherwise repeal or weaken tort reforms could have an adverse impact on our business. The effects of these and other unforeseen emerging claim and coverage issues are extremely hard to predict and could be harmful to our business and have a material adverse effect on our results of operations.

The effects of litigation on our business are uncertain and could have an adverse effect on our business.

Although we are not currently involved in any material litigation with our customers, other members of the insurance industry are the target of class action lawsuits and other types of litigation, some of which involve claims for substantial or indeterminate amounts, and the outcomes of which are unpredictable. This litigation is based on a variety of issues, including insurance and claim settlement practices. We cannot predict with any certainty whether we will be involved in such litigation in the future or what impact such litigation would have on our business.

Risks Related to an Investment in our Common Stock

There is currently no public market for our common stock, and an active public trading market for our common stock may never develop.

Currently, there is no established public trading market for our common stock. FBR has informed us that once the registration statement of which this prospectus is a part is declared effective and our common stock is listed on the Nasdaq Global Market, our common stock will not continue to trade through the FBR PlusTM System. We have applied to have our common stock approved for listing on the Nasdaq Global Market under the symbol “NGHC”. However, we cannot assure you that our application will be approved, or that an active public trading market for the shares will develop. Accordingly, we cannot assure you as to:

•	the likelihood that an active market will develop for our common stock;

•	the liquidity of any such market;

•	the ability of our stockholders to sell their shares of our common stock; or

•	the price that our stockholders may obtain for their shares of our common stock.

If an active public trading market does not develop or is not maintained, holders of the shares may experience difficulty in reselling, or an inability to sell, the shares. Future trading prices for the shares may be adversely affected by many factors, including changes in our financial performance, changes in the overall market for similar shares and performance or prospects for companies in our industry.

The price of our common stock could be volatile.

Upon the effective date of the registration statement of which this prospectus is a part, we expect our common stock to be listed on the Nasdaq Global Market. However, the market price for shares of our common stock may be highly volatile and you may not be able to resell your shares of our common stock at or above the price you paid to purchase the shares or at all. Our performance, as well as government regulatory action, interest rates and general market conditions, could have a significant impact on the future market price of our common stock. Some of the factors that could negatively affect our share price or result in fluctuations in the price of our common stock include:

•	our operating results in any future quarter not meeting the expectations of market analysts or investors;

•	reductions in our earnings estimates by us or market analysts;

•	publication of negative research or other unfavorable publicity or speculation in the press or investment community about our company or the insurance industry in general;

•	increases in interest rates causing investors to demand a higher yield or return on investment than an investment in our common stock may be projected to provide;

•	changes in market valuations of similar companies;

•	additions or departures of key personnel;

•	changes in the economic or regulatory environment in the markets in which we operate;

•	the occurrence of any of the other risk factors presented in this prospectus; and

•	general market, economic and political conditions.

In order to comply with the requirements of being a public company we will have to enhance certain of our corporate processes, which will require significant company resources and management attention.

Following the effectiveness of the shelf registration statement of which this prospectus is a part, we will be a public company. As a public company with listed equity securities, we will need to comply with new laws, regulations and requirements, certain corporate governance provisions of The Sarbanes-Oxley Act of 2002 (“SOX”), periodic reporting requirements of the Exchange Act and other regulations of the SEC and the requirements of the NASDAQ Global Market, with which we are not required to comply as a private company. In order to comply with these laws, rules and regulations, we will have to enhance certain of our corporate processes, which will require us to incur significant legal, accounting and other expenses. These efforts will also require a significant amount of time from our board of directors and management, possibly diverting their attention from the implementation of our business plan and growth strategy. We will need to, among other things:

•	institute a more comprehensive compliance function;

•	hire additional qualified personnel in our finance and accounting departments;

•

design, establish, evaluate and maintain a system of internal controls over financial reporting in compliance with the requirements of Section 404 of SOX and the related rules and regulations of the SEC and the Public Company Accounting Oversight Board;

•	comply with rules promulgated by the NASDAQ Global Market;

•	prepare and distribute annual, quarterly and other periodic public reports in compliance with our obligations under the federal securities laws;

•	establish new internal policies, such as those relating to disclosure controls and procedures and insider trading;

•	involve and retain to a greater degree outside counsel and accountants in the foregoing activities; and

•	establish an investor relations function.

We have made, and will continue to make, changes to our corporate governance standards, disclosure controls, financial reporting and accounting systems to meet our obligations as a public company. We cannot assure you that the changes we have made and will continue to make to satisfy our obligations as a public company will be successful, and any failure on our part to do so could subject us to delisting of our common stock, fines, sanctions and other regulatory action and potential litigation.

If we become publicly traded, our senior executive officers and several of our directors may not be able to organize and effectively manage a publicly traded operating company, which could adversely affect our overall financial condition.

Some of our senior executive officers and directors have not previously organized or managed a publicly traded operating company, and our senior executive officers and directors may not be successful in doing so. As described in the risk factor above, the demands of organizing and managing a publicly traded operating company are much greater than those relating to a private company, and some of our senior executive officers and directors may not be able to meet those increased demands. Failure to organize and effectively manage our business could adversely affect our overall financial condition.

Future sales and issuances of shares of our capital stock may depress our share price.

We may in the future issue our previously authorized and unissued securities. We have an authorized capitalization of 150 million shares of our common stock and 10 million shares of preferred stock with such designations, preferences and rights as are contained in our charter or bylaws and as determined by our board of directors. Issuances of stock may result in dilution of our existing stockholders or a decrease in the per share price of our common stock. It is not possible to state the actual effect of the issuance of any shares of our preferred stock on the rights of holders of our common stock until our board of directors determines the specific rights attached to that class or series of preferred stock.

In addition to the registration rights agreement pursuant to which shares are being registered hereunder, we have entered into a registration rights agreement with Michael Karfunkel, our chairman and chief executive officer, the Karfunkel Trust, and AmTrust (collectively, the “founding stockholders”) pursuant to which we have agreed to provide the founding stockholders certain rights to require us to register their shares of common stock. In connection with the private placement, the founding stockholders have agreed to waive any right to have their shares included in this shelf registration statement and have further agreed not to sell their shares of common stock for 90 days following the effectiveness of this shelf registration statement. Additionally, the founding stockholders have waived any rights they may have under the initial registration rights agreement for a period of 180 days following the effectiveness of this shelf registration statement. However, after the 180-day period following the effectiveness of the shelf registration statement, the founding stockholders have the right to cause us to register with the SEC all of their shares for resale in the public market.

We cannot predict what effect, if any, future sales of our common stock, or the availability of shares for future sale, will have on the price prospective buyers are willing to pay for our common stock. Sales of a substantial number of shares of our common stock by us or our principal stockholders, or the perception that such sales could occur, may adversely affect the price prospective buyers are willing to pay for our common stock and may make it more difficult for you to sell your shares at a time and price that you determine appropriate. See “Shares Available for Future Sale” for further information regarding circumstances under which additional shares of our common stock may be sold.

Provisions contained in our organizational documents, as well as provisions of Delaware law, could delay or prevent a change of control of us, which could adversely affect the price of shares of our common stock.

Our bylaws and Delaware law contain provisions that could have the effect of rendering more difficult or discouraging an acquisition deemed undesirable by our board of directors. Our corporate governance documents include provisions that:

•

provide that special meetings of our stockholders generally can only be called by the chairman of the board of directors, the chief executive officer, the president or by resolution of the board of directors;

•

provide our board of directors the ability to issue undesignated preferred stock, the terms of which may be established and the shares of which may be issued without stockholder approval, and which may grant preferred holders super voting, special approval, dividend or other rights or preferences superior to the rights of the holder of common stock;

•	provide our board of directors the ability to issue common stock and warrants within the amount of authorized capital; and

•

provide that stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders, generally must provide timely advance notice of their intent in writing and certain other information not less than 90 days nor more than 120 days prior to the meeting.

These provisions, alone or together, could delay hostile takeovers and changes of control of our company or changes in our management, even if such transactions would be beneficial to our stockholders.

As a Delaware corporation, we will also be subject to anti-takeover provisions of Delaware law. The Delaware General Corporation Law (“DGCL”) provides that stockholders are not entitled to cumulative voting rights in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our certificate of incorporation does not provide for cumulative voting in the election of directors.

In addition, we are subject to Section 203 of the DGCL, which, subject to certain exceptions, prohibits a public Delaware corporation from engaging in a business combination (as defined in such section) with an “interested stockholder” (defined generally as any person who beneficially owns 15% or more of the outstanding voting stock of such corporation or any person affiliated with such person) for a period of three years following the time that such stockholder became an interested stockholder, unless (1) prior to such time, the board of directors of such corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (2) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of such corporation at the time the transaction commenced (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) the voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or (3) on or subsequent to such time the business combination is approved by the board of directors of such corporation and authorized at a meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock of such corporation not owned by the interested stockholder.

Any provision of our certificate of incorporation or bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of common stock, and could also affect the price that some investors are willing to pay for shares of our common stock. See “Description of Capital Stock—Certain Anti-Takeover Effects of Provisions of Our Bylaws and Delaware Law.”

Applicable insurance laws may make it difficult to effect a change of control of our company.

State insurance holding company laws require prior approval by the respective state insurance departments of any change of control of an insurer. “Control” is generally defined as the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of the company, whether through the ownership of voting securities, by contract or otherwise. Control is generally presumed to exist through the direct or indirect ownership of 10% or more of the voting securities of a domestic insurance company or any entity that controls a domestic insurance company. In addition, two of our insurance subsidiaries are currently deemed to be commercially domiciled in Florida and, as such, are subject to regulation by the Florida Office of Insurance Regulation (“OIR”). Florida insurance law prohibits any person from acquiring 5% or more of our outstanding voting securities or those of any of our insurance subsidiaries without the prior approval of the Florida OIR. However, a party may acquire less than 10% of our voting securities without prior approval if the party files a disclaimer of affiliation and control. Any person wishing to acquire control of us or of any substantial portion of our outstanding shares would first be required to obtain the approval of the domestic regulators (including those asserting “commercial domicile”) of our insurance subsidiaries or file appropriate disclaimers.

These laws may discourage potential acquisition proposals and may delay, deter or prevent a change of control of us, including through transactions, and in particular unsolicited transactions, that some or all of our stockholders might consider to be desirable. See “Regulation—Holding Company Regulation—Change of Control.”

Future issuance of debt or preferred stock, which would rank senior to our common stock upon our liquidation, and future offerings of equity securities, which would dilute our existing stockholders, may adversely affect the market value of our common stock.

In the future, we may attempt to increase our capital resources by issuing debt or making additional offerings of equity securities, including bank debt, commercial paper, medium-term notes, senior or subordinated notes and classes of shares of preferred stock. Upon liquidation, holders of our debt securities and preferred stock and lenders with respect to other borrowings will receive a distribution of our available assets prior to the holders of shares of our common stock. Additional equity offerings may dilute the holdings of our existing stockholders or reduce the market value of our common stock, or both. Our preferred stock, if issued, could have a preference on liquidating distributions or a preference on dividend payments that would limit amounts available for distribution to holders of shares of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, holders of shares of our common stock bear the risk of our future offerings reducing the market value of our common stock and diluting their stockholdings in us.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Various statements contained in this prospectus, including those that express a belief, expectation or intention, as well as those that are not statements of historical fact, are forward-looking statements. These forward-looking statements may include projections and estimates concerning the timing and success of specific projects and our future production, revenues, income and capital spending. Our forward-looking statements are generally, but not always, accompanied by words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “should,” “may,” “plan,” “goal,” “can,” “could,” “continuing,” “ongoing,” “intend” or other words that convey the uncertainty of future events or outcomes. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control.

Examples of forward-looking statements include the plans and objectives of management for future operations, including those relating to future growth of our business, particularly our A&H business, reduction in our operating expense, the impact of terminating our cession of our P&C premium to our quota share reinsurers and availability of funds, and are based on current expectations that involve assumptions that are difficult or impossible to predict accurately and many of which are beyond our control. There can be no assurance that actual developments will be those anticipated by us. Actual results may differ materially from those expressed or implied in these statements as a result of significant risks and uncertainties, including, but not limited to, our ability to accurately underwrite and price our products and to maintain and establish accurate loss reserves, non-receipt of expected payments from insureds or reinsurers, changes in interest rates, a downgrade in the financial strength ratings of our insurance subsidiaries, the effect of the performance of financial markets on our investment portfolio, our estimates of the fair value of our life settlement contracts, development of claims and the effect on loss reserves, accuracy in projecting loss reserves, the cost and availability of reinsurance coverage, the effects of emerging claim and coverage issues, changes in the demand for our products, our degree of success in integrating of acquired businesses, the effect of general economic conditions, state and federal legislation, regulations and regulatory investigations into industry practices, risks associated with conducting business outside the United States, developments relating to existing agreements, disruptions to our business relationships with AmTrust Financial Services, Inc., Maiden Holdings, Ltd., or third-party agencies, breaches in data security or other disruptions with our technology, heightened competition, changes in pricing environments, and changes in asset valuations. The forward-looking statements in this prospectus speak only as of the date of this report and we undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

These and other important factors, including those discussed under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

Any or all of our forward-looking statements in this prospectus may turn out to be inaccurate. The inclusion of this forward-looking information should not be regarded as a representation by us, the selling stockholders or any other person that the future plans, estimates or expectations contemplated by us will be achieved. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs.

All forward-looking statements are necessarily only estimates of future results, and there can be no assurance that actual results will not differ materially from expectations, and, therefore, you are cautioned not to place undue reliance on such statements. Any forward-looking statements are qualified in their entirety by reference to the factors discussed throughout this prospectus. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders pursuant to this prospectus.

DIVIDEND POLICY

Our board of directors currently intends to authorize the payment of a nominal quarterly cash dividend to our stockholders of record. Any declaration and payment of dividends by our board of directors will depend on many factors, including general economic and business conditions, our strategic plans, our financial results and condition, legal and regulatory requirements and other factors that our board of directors deems relevant.

National General Holdings Corp. is a holding company and has no direct operations. Our ability to pay dividends in the future depends on the ability of our operating subsidiaries, including our insurance subsidiaries, to pay dividends to us. The laws of the jurisdictions in which our insurance subsidiaries are organized regulate and restrict, under certain circumstances, their ability to pay dividends to us. The aggregate amount of dividends that could be paid to us by our insurance subsidiaries without prior approval by the various domiciliary states of our insurance subsidiaries was approximately $19.0 million as of December 31, 2012, taking into account dividends paid in the prior twelve month period. Under the terms of our credit agreement, we are not prohibited from paying cash dividends so long as no event of default has occurred and is continuing and we are not out of compliance with our financial covenants. In addition, we may enter into credit agreements or other debt arrangements in the future that will further restrict our ability to declare or pay cash dividends on our common stock. See “Risk Factors—Risks Relating to Our Business Generally—Our holding company structure and certain regulatory and other constraints, including adverse business performance, could affect our ability to satisfy our obligations.”

CAPITALIZATION

The following table shows our capitalization as of June 30, 2013.

You should refer to “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements included elsewhere in this prospectus in evaluating the material presented below.

(amounts in thousands)	As of June 30, 2013
Debt outstanding:
Notes payable	$80,730
Stockholders’ equity:
Common stock: par value $0.01 per share; 150,000,000 shares authorized, 79,700,000 shares issued and outstanding	$797
Preferred stock: par value $0.01 per share; 10,000,000 shares authorized, no shares issued and outstanding	—
Additional paid-in capital	435,908
Retained Earnings	178,037
Accumulated other comprehensive income	8,008

Total National General Holdings Corp. stockholders’ equity	$622,750

Non-controlling interest	$49

Total stockholders’ equity	$622,799

Total capitalization	$703,529

The table does not reflect (i) 5,058,348 shares of common stock issuable upon the exercise of stock options outstanding as of the date of this prospectus with a weighted average exercise price of $8.48 per share; and (ii) 2,344,352 additional shares of common stock available for future issuance under our 2013 Equity Incentive Plan.

SELECTED FINANCIAL DATA

The following tables set forth our selected historical consolidated financial and operating information for the periods ended and as of the dates indicated. The income statement data for the years ended December 31, 2012 and 2011 and the period from March 1, 2010 (inception) to December 31, 2010 and the balance sheet data as of December 31, 2012 and 2011 are derived from our audited financial statements included elsewhere in this prospectus. The balance sheet data as of December 31, 2010 are derived from our audited financial statements that are not included in this prospectus. The income statement data for the six months ended June 30, 2013 and 2012 and the balance sheet data as of June 30, 2013 are each derived from our unaudited financial statements included elsewhere in this prospectus. Our unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and, in our opinion, include all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of such financial statements in all material respects. The results of any interim period are not necessarily indicative of results that may be expected for a full year or any future period.

You should read the following selected consolidated financial information together with the other information contained in this prospectus, including the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes included elsewhere in this prospectus.

(amounts in thousands)	Six Months Ended June 30,		Year Ended December 31,		Period from March 1, 2010 (Inception) to December 31,
	2013	2012	2012	2011	2010
Income Statement Data(1)
Gross premium written	$688,302	$686,953	$1,351,924	$1,178,891	$911,991
Ceded gross premium written	(368,782)	(354,783)	(719,430)	(640,655)	(23,913)

Net premium written	$319,520	$332,170	$632,494	$538,236	$888,078
Change in unearned premium	(12,814)	(54,653)	(58,242)	(40,026)	(327,161)

Net earned premium	$306,706	$277,517	$574,252	$498,210	$560,917
Ceding commission income	101,468	92,312	188,916	168,530	92,359
Service and fee income	57,299	49,727	93,739	66,116	53,539
Net investment income	13,654	15,876	30,550	28,355	25,391
Net realized gain on investments	947	11,651	16,612	4,775	3,293
Bargain purchase gain and other revenues	16	3,053	3,728	—	14,887

Total revenues	$480,090	$450,136	$907,797	$765,986	$750,386

(amounts in thousands)	Six Months Ended June 30,		Year Ended December 31,		Period from March 1, 2010 (Inception) to December 31,
	2013	2012	2012	2011	2010
Loss and LAE	197,223	192,164	394,666	333,848	391,633
Acquisition and other underwriting costs(2)	109,202	103,711	206,387	163,337	79,458
General and administrative(3)	142,594	119,284	252,673	218,152	155,108
Interest expense	917	915	1,787	1,994	1,795

Total expenses	$449,936	$416,074	$855,513	$717,331	$627,994

Income before provision for income taxes and equity in earnings (losses) of unconsolidated subsidiaries	$30,154	$34,062	$52,284	$48,655	$122,392
Provision for income taxes	9,519	12,191	17,307	28,301	24,065

Income before equity in earnings (losses) of unconsolidated subsidiaries and non-controlling interest	$20,635	$21,871	$34,977	$20,354	$98,327
Equity in earnings (losses) of unconsolidated subsidiaries	(324)	779	(1,338)	23,760	3,876

Net income	$20,311	$22,650	$33,639	$44,114	$102,203
Non-controlling interest	(44)	—	—	(14)	—

Net income attributable to National General Holdings Corp.	$20,267	$22,650	$33,639	$44,100	$102,203

(amounts in thousands, except per share data)	Six Months Ended June 30,		Year Ended December 31,		Period from March 1, 2010 (Inception) to December 31,
	2013	2012	2012	2011	2010
Net income attributable to National General Holdings Corp. common stockholders	$18,109	$20,312	$28,965	$39,772	$98,666
Basic earnings per share(4):	$0.36	$0.45	$0.64	$0.87	$2.17
Weighted average shares outstanding – basic	50,271	45,555	45,555	45,555	45,555
Diluted earnings per share	$0.33	$0.39	$0.58	$0.75	$1.77
Weighted average shares outstanding – diluted	61,603	58,082	58,287	58,469	57,850
Insurance ratios
Net loss ratio(5)	64.3%	69.2%	68.7%	67.0%	69.8%
Net operating expense ratio(6)	30.3%	29.2%	30.7%	29.5%	15.8%

Net combined ratio(7)	94.6%	98.4%	99.4%	96.5%	85.6%
Balance sheet data
Cash and cash equivalents	$88,370		$34,198	$11,695	$8,275
Investments	$989,796		$951,928	$949,733	$874,910
Reinsurance recoverable	$990,530		$991,837	$920,719	$695,023
Premiums receivable, net	$484,073		$455,879	$387,558	$328,017
Goodwill and intangibles assets	$150,144		$116,424	$77,433	$79,481
Total assets	$2,868,346		$2,719,580	$2,524,891	$2,178,229
Reserves for loss and LAE	$1,281,411		$1,286,533	$1,218,412	$1,081,630
Unearned premium	$499,429		$488,598	$449,598	$436,375
Deferred income tax liability	$16,324		$34,393	$17,262	$6,742
Notes payable	$80,730		$70,114	$85,550	$90,000
Common stock and additional paid in capital	$436,705		$158,470	$159,940	$212,214
Preferred Stock	$—		$53,054	$53,054	$53,054
Total equity	$622,799		$413,975	$361,596	$310,090

(1)	Results for a number of periods were affected by our various acquisitions from 2010 to 2012.
(2)	Acquisition and other underwriting costs include policy acquisition expenses, commissions paid directly to producers, premium taxes and assessments, salary and benefits and other insurance general and administrative expense which represents other costs that are directly attributable to insurance activities.
(3)	General and administrative expense is composed of all other operating expenses, including various departmental salaries and benefits expenses for employees that are directly involved in the maintenance of policies, information systems, and accounting for insurance transactions, and other insurance expenses such as federal excise tax, postage, telephones and internet access charges, as well as legal and auditing fees and board and bureau charges. In addition, general and administrative expense includes those charges that are related to the amortization of tangible and intangible assets and non-insurance activities in which we engage.
(4)	No effect is given to the dilutive effect of outstanding stock options during the relevant period.
(5)	Net loss ratio is calculated by dividing the loss and LAE by net earned premiums.
(6)	Net operating expense ratio is calculated by dividing the net operating expense by net earned premium. Net operating expense consists of the sum of acquisition and other underwriting costs and general and administrative expense less ceding commission income and service and fee income.
(7)	Net combined ratio is calculated by adding net loss ratio and net operating expense ratio together.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-Looking and Other Statements

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the notes thereto included elsewhere in this prospectus. This discussion includes forward-looking statements that are subject to risks, uncertainties and other factors described under the captions “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements.” These factors could cause our actual results to differ materially from those expressed in, or implied by, those forward-looking statements.

Overview

We are a specialty personal lines insurance holding company. Through our subsidiaries, we provide personal and commercial automobile insurance, health insurance products and other niche insurance products. We sell insurance products with a focus on underwriting profitability through a combination of our customized and predictive analytics and our technology driven low cost infrastructure.

Our property and casualty (“P&C”) insurance products protect our customers against losses due to physical damage to their motor vehicles, bodily injury and liability to others for personal injury or property damage arising out of auto accidents. We offer our P&C insurance products through a network of over 19,000 independent agents, more than a dozen affinity partners and through direct-response marketing programs. We have over one million P&C policyholders and, based on 2012 gross premium written, we are the 20th largest private passenger auto insurance carrier in the United States according to financial data compiled by SNL Financial.

We launched our accident and health (“A&H”) business in 2012 to provide accident and non-major medical health insurance products targeting our existing P&C policyholders and the anticipated emerging market of employed persons who are uninsured or underinsured. We market our and other carriers’ A&H insurance products through a multi-pronged distribution platform that includes a network of over 8,000 independent agents, direct-to-consumer marketing, wholesaling and worksite marketing. We believe that our A&H business is complementary to our P&C business and should enable us to enhance our relationships with our existing P&C agents, affinity partners and insureds.

We manage our business through two segments: P&C and A&H. We transact business primarily through our eleven regulated domestic insurance subsidiaries: Integon Casualty Insurance Company, Integon General Insurance Company, Integon Indemnity Corporation, Integon National Insurance Company (“Integon National”), Integon Preferred Insurance Company, New South Insurance Company, MIC General Insurance Corporation, National General Insurance Company, National General Assurance Company, National General Insurance Online, Inc. and National Health Insurance Company.

The operating results of property and casualty insurance companies are subject to quarterly and yearly fluctuations due to the effect of competition on pricing, the frequency and severity of losses, the effect of weather and natural disasters on losses, general economic conditions, the general regulatory environment in states in which an insurer operates, state regulation of premium rates, changes in fair value of investments, and other factors such as changes in tax laws. The property and casualty industry has been highly cyclical with periods of high premium rates and shortages of underwriting capacity followed by periods of severe price competition and excess capacity. While these cycles can have a large impact on a company’s ability to grow and retain business, we have sought to focus on niche markets and regions where we are able to maintain premium rates at generally consistent levels and maintain underwriting discipline throughout these cycles. We believe that the nature of our P&C insurance products, including their relatively low limits, the relatively short duration of time between when claims are reported and when they are settled, and the broad geographic distribution of our customers, have allowed us to grow and retain our business throughout these cycles. In addition, we have limited our exposure to catastrophe losses through reinsurance. With regard to seasonality, we tend to experience higher claims and claims expense in our P&C segment during periods of severe or inclement weather.

We evaluate our operations by monitoring key measures of growth and profitability, including net loss ratio and net combined ratio. We target a net combined ratio of 95.0% or lower over the near term, and between 90% and 95% over the long term, while seeking to maintain optimal operating leverage in our insurance subsidiaries commensurate with our A.M. Best rating objectives. To achieve our targeted net combined ratio we continually seek ways to reduce our operating costs and lower our expense ratio, including, for example, our consolidation of three legacy policy administration systems into one new system and the consolidation of certain operations to our new regional operations center in Cleveland, Ohio.

Investment income is also an important part of our business. Because we often do not settle claims until several months or longer after we receive the original policy premiums, we are able to invest cash from premiums for significant periods of time. We invest our capital and surplus in accordance with state and regulatory guidelines. Our net investment income was $30.6 million and $28.4 million for the years ended December 31, 2012 and 2011, respectively. We held 3.5% and 1.2% of total invested assets in cash and cash equivalents as of December 31, 2012 and 2011, respectively.

Our most significant balance sheet liability is our reserves for loss and loss adjustment expenses (“LAE”). As of December 31, 2012, our reserves, net of reinsurance recoverables, were $294.7 million, and were $297.7 million for the year ended December 31, 2011. We record reserves for estimated losses under insurance policies that we write and for LAE related to the investigation and settlement of policy claims. Our reserves for loss and LAE represents the estimated cost of all reported and unreported loss and LAE incurred and unpaid at any time based on known facts and circumstances. Our reserves, excluding life reserves, for loss and LAE incurred and unpaid are not discounted using present value factors. Our loss reserves are reviewed quarterly by internal actuaries and at least annually by our external actuaries. Reserves are based on estimates of the most likely ultimate cost of individual claims. These estimates are inherently uncertain. Judgment is required to determine the relevance of our historical experience and industry information under current facts and circumstances. The interpretation of this historical and industry data can be impacted by external forces, principally frequency and severity of future claims, the length of time needed to achieve ultimate settlement of claims, inflation of medical costs, insurance policy coverage interpretations, jury determinations and legislative changes. Accordingly, our reserves may prove to be inadequate to cover our actual losses. If we change our estimates, these changes would be reflected in our results of operations during the period in which they are made, with increases in our reserves resulting in decreases in our earnings.

Our results for the year ended December 31, 2012 as compared to the year ended December 31, 2011 included several charges that make the comparison of our net income for these periods less meaningful. These charges pertained to the adoption of a new accounting pronouncement relating to the recognition of deferred acquisition costs, the consolidation of certain operations to our new Cleveland regional operations center, continued maintenance of three costly legacy policy administration systems in addition to our new policy administration system, and the impact of an acquisition of an A&H business.

Reduction in Quota Share Reinsurance

Our net income reflects the fact that 50% of our P&C gross premium written and related losses (excluding premium ceded to state-run reinsurance facilities) have historically been ceded to our quota share reinsurers, reducing our retained underwriting income and investment income. With the net proceeds from the private placement, we will retain more of our written business. Effective August 1, 2013, we terminated our cession of P&C premium to our quota share reinsurers and now retain 100% of such P&C gross premium written and related losses with respect to all new and renewal P&C policies bound after August 1, 2013. We will continue to cede 50% of P&C gross premium written and related losses with respect to policies in effect as of July 31, 2013 to the quota share reinsurers until the expiration of such policies. See “—Personal Lines Quota Share.” The increase in the percentage of premium writings retained will provide us the opportunity to realize greater underwriting income and investment income from our premium writing base. However, it also increases the risks to our business through greater exposure to policy claims. See “Risk Factors—Risks Relating to Our Insurance Operations—We have reduced our dependence on reinsurance and will retain a greater percentage of our premium writings, which increases our exposure to the underlying policy risks.”

Recent Acquisitions

Since we acquired our P&C insurance business in 2010, we have entered into a renewal rights transaction and acquired another insurance company and an insurance agency. These additional operations have increased our presence in our target markets and broadened our distribution capabilities.

•

In July 2011, we acquired the renewal rights to a book of RV and trailer business (the “RV Business”) from American Modern Home Insurance Company and its affiliates. We also assumed 100% of the in-force RV Business, net of external reinsurance starting January 1, 2012. The primary states for this RV business are California, New Jersey, Texas, Florida, New York and North Carolina.

•

In September 2011, we completed our acquisition of Agent Alliance Insurance Company (“AAIC”), an Alabama-domiciled insurer focused on private passenger auto business in North Carolina. Following a 2012 sale of AAIC to ACP Re, we continue to reinsure 100% of all existing and renewal private passenger auto insurance business of AAIC. See “Certain Relationships and Related Party Transactions—Integon National Reinsurance Agreements.”

•

In November 2011, we acquired 70% of the equity interests of ClearSide General Insurance Services, LLC, a California-based general agency that specializes in personal and commercial property and casualty lines insurance products. In June 2012, we completed our acquisition of the remaining 30% of the equity interests of Clearside General Insurance Services, LLC.

Principally through the following acquisitions that we recently completed in our A&H segment, we have built a platform to market our and other carriers’ A&H products. This platform consists of the following operations:

•

In November 2012, we acquired National Health Insurance Company (“NHIC”), a Texas-domiciled life and health insurer currently licensed in 48 states and the District of Columbia, to write our A&H risks. NHIC was established as a life and health insurer in 1979. We have filed and are in the process of receiving approvals for a significant number of our target A&H insurance products for individuals and groups, which include accident, limited medical/hospital indemnity, short-term medical, cancer/critical illness, stop loss, travel accident/trip cancellation and dental/vision coverages.

•

In February 2012, we acquired VelaPoint, LLC, a general agency that operates a call center with approximately 50 licensed agents selling a full range of supplemental medical insurance products, as well as individual major medical policies underwritten through a wide range of third-party insurance companies. For the year ended December 31, 2012, VelaPoint produced approximately $41 million in premium on behalf of third parties. Once NHIC receives the requisite product approvals and licensing authority to write this business, we expect a significant percentage of VelaPoint’s sales of supplemental health products will be written by NHIC. We expect that we will have received substantially all of these regulatory approvals by the end of 2013.

•

In February 2012, we acquired America’s HealthCare Plan (“AHCP”), a managing general agent/program manager. AHCP works with over 8,000 independent agents and general agents across the country to provide an array of insurance products, including those offered by third-party insurers, and will serve as a significant method of distribution for NHIC’s products.

•

In September 2012, we acquired from the Coca-Cola Bottlers’ Association a health insurance administration company that administers specialty self-insurance arrangements, offering ERISA qualified self-insured plans to employers in affinity associations or trade groups and selling medical stop loss coverage to employers through captive insurers (collectively, the “TABS” companies). We believe the TABS companies, which wrote approximately $23 million in stop loss premium in 2012, have significant growth potential.

•

In January 2013, we assumed 100% of an in-force book of A&H business from Wesco Insurance Company, an affiliate of AmTrust. In connection therewith, we acquired certain operating assets and hired the related program development personnel who work with outside insurers and wholesalers/program managers to create programs for specialty A&H products like travel, student and international business. See “Certain Relationships and Related Party Transactions—Accident and Health Portfolio Transfer and Quota Share.”

•

In April 2013, we acquired Euro Accident Health & Care Insurance Aktiebolag (“EuroAccident”), a European group life and health insurance managing general agent. The agency distributes life and health insurance to groups as well as individuals. Distribution predominantly takes place through broker channels and affinity partners. For the year ended December 31, 2012, EuroAccident produced approximately $62 million in premium on behalf of third parties. We are in the process of obtaining the necessary licenses and approvals in Luxembourg to enable us to write these products on our own behalf. We expect to complete the licensing and approval process during the fourth quarter of 2013.

Principal Revenue and Expense Items

Gross premium written. Gross premium written represents premium from each insurance policy that we write, including as a servicing carrier for assigned risk plans, during a reporting period based on the effective date of the individual policy, prior to ceding reinsurance to third parties.

Net premium written. Net premium written is gross premium written less that portion of premium that we cede to third-party reinsurers under reinsurance agreements. The amount ceded under these reinsurance agreements is based on a contractual formula contained in the individual reinsurance agreement.

Change in unearned premium. Change in unearned premium is the change in the balance of the portion of premium that we have written but have yet to earn during the relevant period because the policy is unexpired.

Net earned premium. Net earned premium is the earned portion of our net premium written. We generally earn insurance premium on a pro rata basis over the term of the policy. At the end of each reporting period, premium written that is not earned is classified as unearned premium, which is earned in subsequent periods over the remaining term of the policy. Our policies typically have a term of six months or one year. For a six-month policy written on October 1, 2012, we would earn half of the premium in the fourth quarter of 2012 and the other half in the first quarter of 2013.

Ceding commission income. Ceding commission income is a commission we receive based on the earned premium ceded to third-party reinsurers to reimburse us for our acquisition, underwriting and other operating expenses. We earn commissions on reinsurance premium ceded in a manner consistent with the recognition of the earned premium on the underlying insurance policies, generally on a pro-rata basis over the terms of the policies reinsured. The ceding commission ratio is equal to ceding commission income divided by net earned premium.

Service and fee income. We currently generate policy service and fee income from origination fees, finance and service charges, installment fees, late payment fees, policy cancellation fees and reinstatement fees. All service and fee income is recognized when services are provided as these amounts charged are primarily intended to compensate us for the additional administrative costs associated with processing and have no relationship to the amount of insurance coverage provided or the period of coverage and do not entail any obligation to return any portion of those funds.

We also collect service fees in the form of commission by selling policies issued by third-party insurance companies. We do not bear insurance underwriting risk with respect to these policies. Commission income is recognized, net of an allowance for estimated policy cancellations, at the date the customer is initially billed or as of the effective date of the insurance policy, whichever is later. The allowance for estimated third-party cancellations is periodically evaluated and adjusted as necessary.

Net investment income and realized gains and (losses). We invest our statutory surplus funds and the funds supporting our insurance liabilities primarily in cash and cash equivalents, fixed-maturity and equity securities. Our net investment income includes interest and dividends earned on our invested assets. We report net realized gains and losses on our investments separately from our net investment income. Net realized gains occur when we sell our investment securities for more than their costs or amortized costs, as applicable. Net realized losses occur when we sell our investment securities for less than their costs or amortized costs, as applicable, or we write down the investment securities as a result of other-than-temporary impairment. We classify equity securities and our fixed-maturity securities as available-for-sale. We report net unrealized gains (losses) on those securities classified as available-for-sale separately within other comprehensive income.

Bargain purchase gain. We record bargain purchase gain in an amount equal to the excess of fair value of acquired net assets over the fair value of consideration paid.

Loss and loss adjustment expenses. Loss and LAE represent our largest expense item and, for any given reporting period, include estimates of future claim payments, changes in those estimates from prior reporting periods and costs associated with investigating, defending and servicing claims. These expenses fluctuate based on the amount and types of risks we insure. We record loss and LAE related to estimates of future claim payments based on case-by-case valuations and statistical analyses. We seek to establish all reserves at the most likely ultimate exposure based on our historical claims experience. It is typical for our more serious bodily injury claims to take several years to settle, and we revise our estimates as we receive additional information about the condition of claimants and the costs of their medical treatment. Our ability to estimate loss and LAE accurately at the time of pricing our insurance policies is a critical factor in our profitability.

Acquisition and other underwriting costs. Acquisition and other underwriting costs consist of policy acquisition and marketing expenses, salaries and benefits expenses. Policy acquisition expenses comprise commissions directly attributable to those agents, wholesalers or brokers that produce premiums written on our behalf and promotional fees directly attributable to our affinity relationships. Acquisition costs also include costs that are related to the successful acquisition of new or renewal insurance contracts including comprehensive loss underwriting exchange reports, motor vehicle reports, credit score checks, and policy issuance costs.

General and administrative expense. General and administrative expense is composed of all other operating expenses, including various departmental salaries and benefits expenses for employees that are directly involved in the maintenance of policies, information systems, and accounting for insurance transactions, and other insurance expenses such as federal excise tax, postage, telephones and internet access charges, as well as legal and auditing fees and board and bureau charges. In addition, general and administrative expense includes those charges that are related to the amortization of tangible and intangible assets and non-insurance activities in which we engage.

Interest expense. Interest expense represents amounts we incur on our outstanding indebtedness at the then-applicable interest rates.

Income tax expense. We incur federal, state and local income tax expenses as well as income tax expenses in certain foreign jurisdictions in which we operate.

Net loss ratio. The net loss ratio is a measure of the underwriting profitability of an insurance company’s business. Expressed as a percentage, this is the ratio of loss and LAE incurred to net earned premiums.

Net operating expense. These expenses consist of the sum of general and administrative expense and acquisition and other underwriting costs less ceding commission income and service and fee income.

Net operating expense ratio. The net operating expense ratio is one component of an insurance company’s operational efficiency in administering its business. Expressed as a percentage, this is the ratio of net operating expense to net earned premium.

Net combined ratio. The net combined ratio is a measure of an insurance company’s overall underwriting profit. This is the sum of the net loss and net operating expense ratios. If the net combined ratio is at or above 100 percent, an insurance company cannot be profitable without investment income, and may not be profitable if investment income is insufficient.

Underwriting income. Underwriting income is a measure of an insurance company’s overall operating profitability before items such as investment income, interest expense and income taxes. Underwriting income is calculated as net earned premium plus ceding commission income and service and fee income less loss and LAE, acquisition and other underwriting costs, and general and administrative expense.

Equity in earnings (losses) from unconsolidated subsidiaries. This represents primarily our share in earnings or losses of our investment in three companies that own life settlement contracts, which includes the gain realized upon a mortality event and the change in fair value of the investments in life settlements as evaluated at the end of each reporting period. These unconsolidated subsidiaries determine the fair value of life settlement contracts based upon an estimate of the discounted cash flow of the anticipated death benefits incorporating a number of factors, such as current life expectancy assumptions, expected premium payment obligations and increased cost assumptions, credit exposure to the insurance companies that issued the life insurance policies and the rate of return that a buyer would require on the policies. The gain realized upon a mortality event is the difference between the death benefit received and the recorded fair value of that particular policy.

Personal Lines Quota Share

Effective March 1, 2010, Integon National entered into a 50% quota share reinsurance treaty (the “Personal Lines Quota Share”), pursuant to which Integon National ceded 50% of the gross premium written of its P&C business (excluding premium ceded to state-run reinsurance facilities) to a group of affiliated reinsurers consisting of a subsidiary of AmTrust, ACP Re and Maiden Insurance. Quota share reinsurance refers to reinsurance under which the insurer (the “ceding company,” which under the Personal Lines Quota Share is Integon National) transfers, or cedes, a fixed percentage of liabilities, premium and related losses for each policy covered on a pro rata basis in accordance with the terms and conditions of the relevant agreement. The reinsurer pays the ceding company a ceding commission on the premiums ceded to compensate the ceding company for various expenses, such as underwriting and policy acquisition expenses, that the ceding company incurs in connection with the ceded business.

The Personal Lines Quota Share provides that the reinsurers, severally, in accordance with their participation percentages, receive 50% of our P&C gross premium written (excluding premium ceded to state-run reinsurance facilities) and assume 50% of the related losses and allocated LAE. The participation percentages are: Maiden Insurance, 25%; ACP Re, 15%; and Amtrust, 10%. The Personal Lines Quota Share had an initial term of three years and was renewed through March 1, 2016.

The Personal Lines Quota Share provides that the reinsurers pay a provisional ceding commission equal to 32.0% of ceded earned premium, net of premiums ceded by Integon National for inuring third-party reinsurance, subject to adjustment to a maximum of 34.5% if the loss ratio for the reinsured business is 60.0% or less and a minimum of 30.0% if the loss ratio is 64.5% or higher.

Effective August 1, 2013, as permitted by the Personal Lines Quota Share, we terminated our cession of P&C premium to our quota share reinsurers and now retain 100% of such P&C gross premium written and related losses with respect to all new and renewal P&C policies bound after August 1, 2013. We will continue to cede 50% of P&C gross premium written and related losses with respect to policies in effect as of July 31, 2013 to the quota share reinsurers until the expiration of such policies. This retention of our P&C premium will provide us the opportunity to substantially increase our underwriting and investment income, while also increasing our exposure to losses. See “Risk Factors—Risks Relating to Our Insurance Operations—We have reduced our dependence on reinsurance and will retain a greater percentage of our premium writings, which increases our exposure to the underlying policy risks.”

Critical Accounting Policies

It is important to understand our accounting policies in order to understand our financial statements. These policies require us to make estimates and assumptions. Our management has reviewed our financial policies and results. These reviews affect the reported amounts of our assets, liabilities, revenues and expenses and the related disclosures. Some of the estimates result from judgments that can be subjective and complex, and, consequently, actual results in future periods might differ significantly from these estimates.

We believe that the most critical accounting policies relate to the reporting of reserves for loss and LAE, including losses that have occurred but have not been reported prior to the reporting date, amounts recoverable from third-party reinsurers, assessments, deferred policy acquisition costs, deferred income taxes, the impairment of investment securities, goodwill and other intangible assets.

The following is a description of our critical accounting policies.

Premium. We recognize premium earned on a pro rata basis over the terms of the policies, generally, periods of six or twelve months. Unearned premium represents the portion of premiums written applicable to the unexpired terms of the policies. Net premium receivables represent premium written and not yet collected, net of an allowance for uncollectible premium. We regularly evaluate premium and other receivables and adjust for uncollectible amounts as appropriate. Receivables specifically identified as uncollectible are charged to expense in the period the determination is made.

Service and Fee Income. We currently generate the policy service and fee income from origination fees, finance and service charges, installment fees, late payment fees, policy cancellation fees and reinstatement fees. All service and fee income is recognized when services are provided as these amounts charged are primarily intended to compensate us for the additional administrative costs associated with processing and have no relationship to the amount of insurance coverage provided or the period of coverage and do not entail any obligation to return any portion of those funds.

We also collect service fees in the form of commission by selling policies issued by third-party insurance companies. We do not bear insurance underwriting risk with respect to these policies. Commission income are recognized, net of an allowance for estimated policy cancellations, at the date the customer is initially billed or as of the effective date of the insurance policy, whichever is later. The allowance for estimated third-party cancellations is periodically evaluated and adjusted as necessary.

Reserves for loss and loss adjustment expenses. We record reserves for estimated losses under insurance policies that we write and for LAE related to the investigation and settlement of policy claims. Our reserves for loss and LAE represent the estimated cost of all reported and unreported loss and LAE incurred and unpaid at any given point in time based on known facts and circumstances.

Loss reserves include statistical reserves and case estimates for individual claims that have been reported and estimates for claims that have been incurred but not reported at the balance sheet date as well as estimates of the expenses associated with processing and settling all reported and unreported claims, less estimates of anticipated salvage and subrogation recoveries. Estimates are based upon past loss experience modified for current trends as well as economic, legal and social conditions. Loss reserves, except life reserves, are not discounted to present value, which would involve recognizing the time value of money and offsetting estimates of future payments by future expected investment income.

In establishing these estimates, we make various assumptions regarding a number of factors, including frequency and severity of claims, the length of time needed to achieve ultimate settlement of claims, inflation of medical costs, insurance policy coverage interpretations, jury determinations and legislative changes. Due to the inherent uncertainty associated with these estimates, and the cost of incurred but unreported claims, our actual liabilities may be different from our original estimates. On a quarterly basis, we review our reserves for loss and loss adjustment expenses to determine whether further adjustments are required. Any resulting adjustments are included in the current period’s results. Additional information regarding the judgments and uncertainties surrounding our estimated reserves for loss and loss adjustment expenses can be found in “Business—Loss Reserves.”

Reinsurance. We account for reinsurance premiums, losses and LAE ceded to other companies on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Premiums earned and losses and LAE incurred ceded to other companies have been recorded as a reduction of premium revenue and losses and LAE. Commissions allowed by reinsurers on business ceded have been recorded as ceding commission revenue. Ceding commission is a commission we receive based on the earned premium ceded to third party reinsurers to reimburse us for our unallocated LAE and other operating expenses. We earn commissions on reinsurance premiums ceded in a manner consistent with the recognition of the earned premium on the underlying insurance policies, on a pro rata basis over the terms of the policies reinsured. In connection with the Personal Lines Quota Share, the amount we received is based on a contractual formula contained in the reinsurance agreements and is based on the ceded losses as a percentage of ceded premium. Reinsurance recoverables are reported based on the portion of reserves and paid losses and LAE that are ceded to other companies. Assessing whether or not a reinsurance contract meets the condition for risk transfer requires judgment. The determination of risk transfer is critical to reporting premiums and losses, and is based, in part, on the use of actuarial and pricing models and assumptions. If we determine that a reinsurance contract does not transfer sufficient risk, we account for the contract under deposit accounting.

Deferred policy acquisition costs. Deferred acquisition costs include commissions, premium taxes, payments to affinity partners, promotional fees, and other direct sales costs that vary and are directly related to the successful acquisition of insurance policies. These costs are deferred and amortized to the extent recoverable over the policy period in which the related premiums are earned. We may consider anticipated investment income in determining the recoverability of these costs. Management believes that these costs are recoverable in the near term. If management determined that these costs were not recoverable, then we could not continue to record deferred acquisition costs as an asset and would be required to establish a liability for a premium deficiency reserve.

Assessments related to insurance premiums. We are subject to a variety of insurance-related assessments, such as assessments by state guaranty funds used by state insurance regulators to cover losses of policyholders of insolvent insurance companies and for the operating expenses of such agencies. A typical obligating event would be the issuance of an insurance policy or the occurrence of a claim. These assessments are accrued in the period in which they have been incurred. We use estimated assessment rates in determining the appropriate assessment expense and accrual. We use estimates derived from state regulators and/or National Association of Insurance Commissioners (“NAIC”) Tax and Assessments Guidelines.

Unearned premium reserves. Unearned premium reserves represent the portion of premiums written applicable to the unexpired terms of the policies. Net premium receivables represent premiums written and not yet collected, net of an allowance for uncollectible premiums.

Cash and cash equivalents. Cash and cash equivalents are presented at cost, which approximates fair value. We consider all highly liquid investments with original maturities of three months or less to be cash equivalents. We maintain our cash balances at several financial institutions. The Federal Deposit Insurance Corporation secures accounts up to $250,000 at these institutions. Management monitors balances in excess of insured limits and believes these balances do not represent a significant credit risk to us.

Investments. We account for investments in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 320, “Investments – Debt and Equity Securities”, which requires that fixed-maturity and equity securities that have readily determinable fair values be segregated into categories based upon our intention for those securities. Except for our equity investments in unconsolidated subsidiaries, we have classified our investments as available-for-sale and may sell our available-for-sale securities in response to changes in interest rates, risk/reward characteristics, liquidity needs or other factors. Available-for-sale securities are reported at their estimated fair values based on a recognized pricing service, with unrealized gains and losses, net of tax effects, reported as a separate component of other comprehensive income in the consolidated statement of comprehensive income.

Purchases and sales of investments are recorded on a trade date basis. Realized gains and losses are determined based on the specific identification method. Net investment income is recognized when earned and includes interest and dividend income together with amortization of market premiums and discounts using the effective yield method and is net of investment management fees and other expenses. For mortgage-backed securities and any other holdings for which there is a prepayment risk, prepayment assumptions are evaluated and revised as necessary. Any adjustments required due to the change in effective yields and maturities are recognized on a prospective basis through yield adjustments.

We use a set of quantitative and qualitative criteria to evaluate the necessity of recording impairment losses for other-than-temporary declines in fair value. These criteria include:

•	the current fair value compared to amortized cost;

•	the length of time that the security’s fair value has been below its amortized cost;

•	specific credit issues related to the issuer such as changes in credit rating or non-payment of scheduled interest payments;

•	whether management intends to sell the security and, if not, whether it is not more likely than not that we will be required to sell the security before recovery of its amortized cost basis;

•	the financial condition and near-term prospects of the issuer of the security, including any specific events that may affect its operations or earnings;

•	the occurrence of a discrete credit event resulting in the issuer defaulting on a material outstanding obligation or the issuer seeking protection under bankruptcy laws; and

•

other items, including management, media exposure, sponsors, marketing and advertising agreements, debt restructurings, regulatory changes, acquisitions and dispositions, pending litigation, distribution agreements and general industry trends.

Impairment of investment securities results in a charge to operations when a market decline below cost is deemed to be other than temporary. We immediately write down investments that we consider to be impaired based on the foregoing criteria collectively.

In the event of the decline in fair value of a debt security, a holder of that security that does not intend to sell the debt security and for whom it is not more likely than not that such holder will be required to sell the debt security before recovery of its amortized cost basis is required to separate the decline in fair value into (a) the amount representing the credit loss and (b) the amount related to other factors. The amount of total decline in fair value related to the credit loss shall be recognized in earnings as an other-than-temporary impairment (“OTTI”) with the amount related to other factors recognized in accumulated other comprehensive income or loss, net of tax. OTTI credit losses result in a permanent reduction of the cost basis of the underlying investment. The determination of OTTI is a subjective process, and different judgments and assumptions could affect the timing of the loss realization.

Our investments include the following: short-term investments; fixed-maturity and equity securities; mortgage-backed securities; limited partnership interests; securities sold under agreements to repurchase (repurchase agreements); securities purchased under agreements to resell (reverse repurchase agreements); and securities sold but not yet purchased.

Repurchase and reverse repurchase agreements are used to earn spread income, borrow funds, or to facilitate trading activities. Securities repurchase and resale agreements are generally short-term, and therefore, the carrying amounts of these instruments approximate fair value.

Equity investments in unconsolidated subsidiaries. We use the equity method of accounting for investments in subsidiaries in which our ownership interest enables us to influence operating or financial decisions of the subsidiary, but our interest does not require consolidation. In applying the equity method, we record our investment at cost, and subsequently increase or decrease the carrying amount of the investment by our proportionate share of the net earnings or losses and other comprehensive income of the investee. Any dividends or distributions received are recorded as a decrease in the carrying value of the investment. Our proportionate share of net income is reported in our consolidated statement of income.

Goodwill and intangible assets. We account for goodwill and intangible assets in accordance with ASC 350, “Intangibles — Goodwill and Other”. A purchase price paid that is in excess of net assets (“goodwill”) arising from a business combination is recorded as an asset and is not amortized. Intangible assets with a finite life are amortized over the estimated useful life of the asset. Intangible assets with an indefinite useful life are not amortized. Goodwill and intangible assets are tested for impairment on an annual basis or more frequently if changes in circumstances indicate that the carrying amount may not be recoverable. If the goodwill or intangible asset is impaired, it is written down to its realizable value with a corresponding expense reflected in the consolidated statement of income.

Use of estimates and assumptions. The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our principal estimates include unpaid losses and LAE reserves; deferred acquisition costs; reinsurance recoverables, including the provision for uncollectible premiums; the valuation of intangibles and the determination of goodwill; and income taxes. In developing the estimates and assumptions, management uses all available evidence. Because of uncertainties associated with estimating the amounts, timing and likelihood of possible outcomes, actual results could differ from estimates.

Business combinations. We account for business combinations under the acquisition method of accounting, which requires us to record assets acquired, liabilities assumed and any non-controlling interest in the acquiree at their respective fair values as of the acquisition date. We account for the insurance and reinsurance contracts under the acquisition method as new contracts, which requires us to record assets and liabilities at fair value. We adjust the fair value loss and LAE reserves by taking the acquired loss reserves recorded and discounting them based on expected reserve payout patterns using a current risk-free rate of interest. This risk free interest rate is then adjusted based on different cash flow scenarios that use different payout and ultimate reserve assumptions deemed to be reasonably possible based upon the inherent uncertainties present in determining the amount and timing of payment of such reserves. The difference between the acquired loss and LAE reserves and our best estimate of the fair value of such reserves at acquisition date is amortized ratably over the estimated payout period of the acquired loss and LAE reserves. We assign fair values to intangible assets acquired based on valuation techniques including the income and market approaches. We record contingent consideration at fair value based on the terms of the purchase agreement with subsequent changes in fair value recorded through earnings. The determination of fair value may require management to make significant estimates and assumptions. The purchase price is the fair value of the total consideration conveyed to the seller and we record the excess of the purchase price over the fair value of the acquired net assets, where applicable, as goodwill. We expense costs associated with the acquisition of a business in the period incurred.

Fair value of financial instruments. Our estimates of fair value for financial assets and financial liabilities are based on the framework established in ASC 820, “Fair Value Measurements and Disclosures”. The framework is based on the inputs used in valuation and gives the highest priority to quoted prices in active markets and requires that observable inputs be used in the valuations when available. The disclosure of fair value estimates in the ASC 820 hierarchy is based on whether the significant inputs into the valuation are observable. In determining the level of the hierarchy in which the estimate is disclosed, the highest priority is given to unadjusted quoted prices in active markets and the lowest priority to unobservable inputs that reflect our significant market assumptions. Additionally, valuation of fixed-maturity investments is more subjective when markets are less liquid due to lack of market-based inputs, which may increase the potential that the estimated fair value of an investment is not reflective of the price at which an actual transaction could occur. Fair values of other financial instruments approximate their carrying values.

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 clarifies that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Additionally, ASC 820 requires an entity to consider all aspects of nonperformance risk, including the entity’s own credit standing, when measuring the fair value of a liability.

ASC 820 establishes a three-level hierarchy to be used when measuring and disclosing fair value. An instrument’s categorization within the fair value hierarchy is based on the lowest level of significant input to its valuation. Following is a description of the three hierarchy levels:

Level 1—Inputs are quoted prices in active markets for identical assets or liabilities as of the measurement date. Additionally, the entity must have the ability to access the active market and the quoted prices cannot be adjusted by the entity.

Level 2—Inputs are other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices in active markets for similar assets or liabilities; quoted prices in inactive markets for identical or similar assets or liabilities; or inputs that are observable or can be corroborated by observable market data by correlation or other means for substantially the full term of the assets or liabilities.

Level 3—Unobservable inputs are supported by little or no market activity. The unobservable inputs represent management’s best assumptions of how market participants would price the assets or liabilities. Generally, Level 3 assets and liabilities are valued using pricing models, discounted cash flow methodologies, or similar techniques that require significant judgment or estimation.

The availability of observable inputs can vary from financial instrument to financial instrument and is affected by a wide variety of factors, including, for example, the type of financial instrument, whether the financial instrument is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires significantly more judgment. Accordingly, the degree of judgment exercised by management in determining fair value is greatest for instruments categorized in Level 3. We use prices and inputs that are current as of the measurement date. In periods of market dislocation, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified between levels.

For investments that have quoted market prices in active markets, the Company uses the quoted market prices as fair value and includes these prices in the amounts disclosed in the Level 1 hierarchy. To date, we have only included U.S. Treasury and Federal Agency fixed maturity instruments as Level 1. The Company receives the quoted market prices from third party, nationally recognized pricing services (“pricing service”). When quoted market prices are unavailable, the Company utilizes the pricing service to determine an estimate of fair value. The fair value estimates are included in the Level 2 hierarchy. The pricing service utilizes evaluated pricing models that vary by asset class and incorporate available trade, bid and other market information and for structured securities, cash flow and, when available, loan performance data. The pricing service’s evaluated pricing applications apply available information as applicable through processes such as benchmark curves, benchmarking of like securities, sector groupings and matrix pricing, to prepare evaluations. In addition, the pricing service uses model processes, such as the Option Adjusted Spread model, to assess interest rate impact and develop prepayment scenarios. The market inputs that the pricing service normally seeks for evaluations of securities, listed in approximate order of priority, include: benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers and reference data including market research publications.

The Company typically utilizes the fair values received from the pricing service. If quoted market prices and an estimate from the pricing service are unavailable, the Company produces an estimate of fair value based on dealer quotations for recent activity in positions with the same or similar characteristics to that being valued or through consensus pricing of a pricing service. Depending on the level of observable inputs, the Company will then determine if the estimate is Level 2 or Level 3 hierarchy. In the past we have not adjusted any pricing provided by the pricing services based on the review performed by our investment managers.

To validate prices, the Company compares the fair value estimates to its knowledge of the current market and will investigate prices that it considers not to be representative of fair value. In addition, our process to validate the market prices obtained from the pricing service includes, but is not limited to, periodic evaluation of model pricing methodologies and analytical reviews of certain prices. We also periodically perform testing, as appropriate, of the market to determine trading activity, or lack of trading activity, as well as evaluating the variability of market prices.

The following describes the valuation techniques we used to determine the fair value of financial instruments held as of December 31, 2012:

Equity securities — For publicly traded common and preferred stocks, we received prices from a nationally recognized pricing service that were based on observable market transactions and included these estimates in the amount disclosed in Level 1. When current market quotes in active markets were unavailable for certain non-redeemable preferred stocks, we received an estimate of fair value from the pricing service that provided fair value estimates for our fixed-maturity securities because the pricing service utilizes some of the same methodologies to price the non-redeemable preferred stocks as it does for the fixed-maturity securities. We include the estimate of the fair value of the non-redeemable preferred stock in the amount disclosed in Level 2 of the fair value hierarchy.

U.S. Treasury and federal agencies — These investments are composed primarily of bonds issued by the U.S. Treasury, the Federal Home Loan Bank, the Federal Home Loan Mortgage Corporation, Government National Mortgage Association and the Federal National Mortgage Association. The fair values of U.S. government securities are based on quoted market prices in active markets, and are included in the Level 1 fair value hierarchy. We believe the market for U.S. Treasury securities is an actively traded market given the high level of daily trading volume. The fair values of U.S. government and agency securities are priced using the spread above the risk-free yield curve. As the yields for the risk-free yield curve and the spreads for these securities are observable market inputs, the fair values of U.S. government and agency securities are included in Level 1 of the fair value hierarchy.

State and political subdivision bonds — These investments are composed of bonds and auction rate securities issued by U.S. state and municipal entities or agencies. The fair values of municipal bonds are generally priced by pricing services. The pricing services typically use spreads obtained from broker-dealers, trade prices and the new issue market. As the significant inputs used to price the municipal bonds are observable market inputs, these are classified within Level 2 of the fair value hierarchy. Municipal auction rate securities are reported in our consolidated balance sheets at cost, which approximates their fair value.

Corporate bonds — These investments are composed of bonds issued by corporations and are generally priced by pricing services. The fair values of short-term corporate bonds are priced, by the pricing services, using the spread above the London Interbank Offering Rate (“LIBOR”) yield curve and the fair value of long-term corporate bonds are priced using the spread above the risk-free yield curve. The spreads are sourced from broker-dealers, trade prices and the new issue market. Where pricing is unavailable from pricing services, we obtain non-binding quotes from broker-dealers. As the significant inputs used to price corporate bonds are observable market inputs, the fair values of corporate bonds are included in Level 2 of the fair value hierarchy.

Mortgage-backed securities — These securities are composed of commercial and residential mortgage-backed securities. These securities are priced by independent pricing services and brokers. The pricing provider applies dealer quotes and other available trade information, prepayment spreads, yield curves and credit spreads to the valuation. As the significant inputs used to price these securities are observable market inputs, the fair values of these securities are included in the Level 2 fair value hierarchy.

Premiums and other receivables — The carrying values reported in the accompanying balance sheets for these financial instruments approximate their fair values due to the short-term nature of these assets.

Notes payable — The amount reported in the accompanying balance sheets for this financial instrument represents the carrying value of the debt. The fair value of the debt was derived using the Black-Derman-Toy model.

Stock compensation expense. We recognize compensation expense for our share-based awards over the estimated vesting period based on estimated grant date fair value. Share-based payments include stock option grants under our 2010 Equity Incentive Plan and our 2013 Equity Incentive Plan.

Earnings per share. Basic earnings per share are computed based on the weighted-average number of shares of common stock outstanding. Dilutive earnings per share are computed using the weighted-average number of shares of common stock outstanding during the period adjusted for the dilutive impact of share options and convertible preferred stock using the treasury stock method.

Income taxes. We join our subsidiaries in the filing of a consolidated federal income tax return and are party to federal income tax allocation agreements. Under the tax allocation agreements, we pay to or receive from our subsidiaries the amount, if any, by which the group’s federal income tax liability was affected by virtue of inclusion of the subsidiary in the consolidated federal return.

Deferred income taxes reflect the impact of “temporary differences” between the amount of our assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations. The deferred tax asset primarily consists of book versus tax differences for premiums earned, loss and LAE reserve discounting, policy acquisition costs, earned but unbilled premiums, and unrealized holding gains and losses on marketable equity securities. We record changes in deferred income tax assets and liabilities that are associated with components of other comprehensive income and primarily unrealized investment gains and losses, directly to other comprehensive income. Additionally, the use of deferred tax liabilities related to equalization reserves is netted against the amortization expense associated with the intangible asset created by the ability to use these rights, and recorded as a decrease to general and administrative expense. Otherwise, we include changes in deferred income tax assets and liabilities as a component of income tax expense.

In assessing the recoverability of deferred tax assets, management considers whether it is more likely than not that we will generate future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, tax planning strategies and projected future taxable income in making this assessment. If necessary, we establish a valuation allowance to reduce the deferred tax assets to the amounts that are more likely than not to be realized.

We recognize tax benefits only for tax positions that are more likely than not to be sustained upon examination by taxing authorities. Our policy is to prospectively classify accrued interest and penalties related to any unrecognized tax benefits in its income tax provision. We file our consolidated tax returns as prescribed by the tax laws of the jurisdictions in which we and our subsidiaries operate.

Results of Operations

Consolidated Results of Operations

(amounts in thousands)	Six Months Ended June 30,		Year Ended December 31,		Period from March 1, 2010 (Inception) to December 31,
	2013	2012	2012	2011	2010
Gross premium written	$688,302	$686,953	$1,351,924	$1,178,891	$911,991

Net premium written	$319,520	$332,170	$632,494	$538,236	$888,078
Change in unearned premiums	(12,814)	(54,653)	(58,242)	(40,026)	(327,161)

Net earned premium	$306,706	$277,517	$574,252	$498,210	$560,917

Ceding Commission Income	101,468	92,312	188,916	168,530	92,359
Service, Fees, and Other Income	57,299	49,727	93,739	66,116	53,539
Underwriting expenses:
Loss and LAE	197,223	192,164	394,666	333,848	391,633
Acquisition costs and other	109,202	103,711	206,387	163,337	79,458
General and administrative	142,594	119,284	252,673	218,152	155,108

Total underwriting expenses	$449,019	$415,159	$853,726	$715,337	$626,199

Underwriting income	$16,454	$4,397	$3,181	$17,519	$80,616

Net investment income	13,654	15,876	30,550	28,355	25,391
Net realized gains	947	11,651	16,612	4,775	3,293
Bargain purchase gain and other revenue	16	3,053	3,728	0	14,887

(amounts in thousands)	Six Months Ended June 30,		Year Ended December 31,		Period from March 1, 2010 (Inception) to December 31,
	2013	2012	2012	2011	2010
Equity in earnings (losses) of unconsolidated subsidiaries	(324)	779	(1,338)	23,760	3,876
Interest expense	917	915	1,787	1,994	1,795

Income Before Provision for Income Taxes	$29,831	$34,841	$50,946	$72,415	$126,268

Provision for income taxes	9,519	12,191	17,307	28,301	24,065

Net income	$20,311	$22,650	$33,639	$44,114	$102,203
Net income attributable to NCI	(44)	—	—	(14)	—

Net income attributable to NGHC	$20,267	$22,650	$33,639	$44,100	$102,203

Net loss ratio	64.3%	69.2%	68.7%	67.0%	69.8%
Net operating expense ratio	30.3%	29.2%	30.7%	29.5%	15.8%

Net combined ratio	94.6%	98.4%	99.4%	96.5%	85.6%

Reconciliation of net operating expense ratio:
Acquisition costs and other	$109,202	$103,711	$206,387	$163,337	$79,458
General and administrative	142,594	119,284	252,673	218,152	155,108
Less: Ceding Commission Income	101,468	92,312	188,916	168,530	92,359
Less: Service, Fees and Other Income	57,299	49,727	93,739	66,116	53,539

Net operating expense	93,029	80,957	176,405	146,843	88,668

Net earned premium	$306,706	$277,517	$574,252	$498,210	$560,917

Net operating expense ratio	30.3%	29.2%	30.7%	29.5%	15.8%

During 2011, we expanded into a number of states beyond the states where our core P&C business operated (the “P&C Non-Core States”). This expansion significantly increased premium in 2012 but also reduced profitability. During 2012, we completed a strategic review of this expansion into P&C Non-Core States and made the decision to exit, restrict, or initiate runoff in certain of these unprofitable businesses. Generally, we expect these actions will improve our net loss ratio and combined ratio in 2013.

Our A&H segment, established in 2012, provides accident and health insurance through six businesses (the “A&H Startup”). Since most of the acquisition activity occurred later in the year, the comparisons between 2012 and 2013 for the A&H segment will not be meaningful until the fourth quarter of 2013. Our 2012 results of operations were negatively impacted by expected underwriting losses from our acquisition of the TABS companies in September 2012. At the time of acquisition we expected underwriting losses for the remainder of 2012 and into 2013.

Our results for 2012 and 2013 have been impacted by the acceleration of the amortization of certain assets. In connection with the implementation of our new policy administration system, we accelerated the amortization of our legacy systems and accordingly all value associated with the legacy systems has been amortized as of December 31, 2012. The accelerated amortization resulted in an additional charge of approximately $233,000 to 2012 pre-tax income. In addition, as a result of our rebranding that was effective July 1, 2013, we accelerated and have fully amortized the intangible asset associated with the Company’s previous brand name, GMAC Insurance. This accelerated amortization resulted in a charge of approximately $732,000 to the year-to-date 2013 pre-tax income.

Consolidated Results of Operations for the Six-Month Period Ended June 30, 2013 Compared with the Six-Month Period Ended June 30, 2012

Gross premium written. Gross premium written increased by $1.3 million from $687.0 million for the six-month period ended June 30, 2012 to $688.3 million for the six-month period ended June 30, 2013 due to the receipt of $16.5 million in premiums received from the A&H segment and a decrease of $15.2 million in premiums received from the P&C segment as we exited or restricted business in the P&C Non-Core States.

Net premium written. Net premium written decreased by $12.7 million, or 3.8%, from $332.2 million for the six-month period ended June 30, 2012 to $319.5 million for the six-month period ended June 30, 2013. Net premium written of the P&C segment decreased by $29.1 million for the six-month period ended June 30, 2013 compared to the same period in 2012 primarily due to our exit or restriction of business in the P&C Non-Core States. In connection with the A&H Startup, net premium written for the A&H segment increased by $16.5 million.

Net earned premium. Net earned premium increased by $29.2 million, or 10.6%, from $277.5 million for the six-month period ended June 30, 2012 to $306.7 million for the six-month period ended June 30, 2013. The increase by segment was: P&C — $12.7 million and A&H — $16.4 million. The increase was primarily attributable to timing differences between the receipt of written premium and the recognition of earned premium and the effect of the A&H Startup.

Ceding commission income. Ceding commission income increased from $92.3 million for the six-month period ended June 30, 2012 to $101.5 million for the six-month period ended June 30, 2013. Our ceding commission ratio decreased from 33.3% to 33.1%.

Service and fee income. Service and fee income increased by $7.6 million, or 15.3%, from $49.7 million for the six-month period ended June 30, 2012 to $57.3 million for the six-month period ended June 30, 2013. The increase was primarily attributable to the increase in service and fee income in the amount of $9.5 million related to the A&H Startup.

Loss and loss adjustment expenses; net loss ratio. Loss and LAE increased by $5.0 million, or 2.6%, from $192.2 million for the six-month period ended June 30, 2012 to $197.2 million for the six-month period ended June 30, 2013 due to higher P&C earned premium, the A&H Startup and our decision to exit or restrict business in the P&C Non-Core States. The changes by segment were: P&C — decrease of $7.6 million and A&H — increase of $12.7 million. Our net loss ratio decreased from 69.2% for the six-month period ended June 30, 2012 to 64.3% for the six-month period ended June 30, 2013 primarily due to improvements in the net loss ratio from our core P&C business.

Acquisition and other underwriting costs. Acquisition and other underwriting costs increased by $5.5 million, or 5.3%, from $103.7 million for the six-month period ended June 30, 2012 to $109.2 million for the six-month period ended June 30, 2013 due to A&H Startup expenses.

General and administrative expense. General and administrative expense increased by $23.3 million, or 19.5%, from $119.3 million for the six-month period ended June 30, 2012 to $142.6 million for the six-month period ended June 30, 2013 primarily as a result of the ongoing costs for our three legacy policy administration systems in addition to the costs of our new policy administration system during 2013, the effect of the hiring of additional employees for the transition to our new operations center in Cleveland and A&H Startup expenses.

Net operating expense; net operating expense ratio. Net operating expense increased by $12.0 million, or 14.9%, from $81.0 million for the six-month period ended June 30, 2012 to $93.0 million for the six-month period ended June 30, 2013. The net operating expense ratio increased to 30.3% in 2013 from 29.2% in 2012 primarily as a result of the ongoing costs for our three legacy policy administration systems in addition to the costs of our new policy administration systems during 2013, the effect of the hiring of additional employees for the transition to our new operations center in Cleveland and A&H Startup expenses.

Net investment income. Net investment income decreased by $2.2 million, or 13.9%, from $15.9 million for the six-month period ended June 30, 2012 to $13.7 million for the six-month period ended June 30, 2013 due to a lower average yield and lower average investment portfolio balance. The average yield, net of investment expense, on our investment portfolio was 2.9% and 4.2% for the six-month periods ended June 30, 2013 and 2012.

Net realized gains on investments. Net realized gains on investments decreased by $10.7 million from $11.7 million for the six-month period ended June 30, 2012 to $1.0 million for the six-month period ended June 30, 2013 due to the decision to sell more securities during the six-month period ended June 30, 2012 than during the six-month period ended June 30, 2013.

Equity in earnings (losses) of unconsolidated subsidiaries. Equity in earnings (losses) of unconsolidated subsidiaries, which primarily relates to our 50% interest in entities that own life settlement contracts, decreased by $1.1 million, from a $0.8 million gain for the six-month period ended June 30, 2012 to a $0.3 million loss for the six-month period ended June 30, 2013. The loss was attributable to a decrease in the fair value of life settlement contracts partially offset by gains realized upon maturity of contracts during the six-months ended June 30, 2013.

Interest expense. Interest expense for the six-month periods ended June 30, 2013 and 2012 was $0.9 million and $0.9 million, respectively, reflecting the scheduled interest payment on our bank line of credit and the interest due on the final deferred purchase price payment made to GMAC on February 28, 2012.

Provision for income taxes. Income tax expense decreased by $2.7 million, or 21.9%, from $12.2 million for the six-month period ended June 30, 2012, reflecting an effective rate of 35.0%, to $9.5 million for the six-month period ended June 30, 2013, reflecting an effective rate of 31.9%.

Consolidated Results of Operations for the Year Ended December 31, 2012 Compared to the Year Ended December 31, 2011

Gross premium written. Gross premium written increased by $173.0 million, or 14.7%, from $1,178.9 million for the year ended December 31, 2011 to $1,351.9 million for the year ended December 31, 2012. The increase by segment was: P&C — $164.8 million and A&H — $8.3 million. Gross premium written increased for the year ended December 31, 2012 compared to the same period in 2011 primarily due to our entry into P&C Non-Core States and the A&H Startup.

Net premium written. Net premium written increased by $94.3 million, or 17.5%, from $538.2 million for the year ended December 31, 2011 to $632.5 million for the year ended December 31, 2012. The increase by segment was: P&C — $86.2 million and A&H — $8.0 million. Net premium written increased for the year ended December 31, 2012 compared to the same period in 2011 primarily due to our entry into P&C Non-Core States and the A&H Startup.

Net earned premium. Net earned premium increased by $76.0 million, or 15.3%, from $498.2 million for the year ended December 31, 2011 to $574.3 million for the year ended December 31, 2012. The increase by segment was: P&C — $68.0 million and A&H — $8.0 million. The increase for the year ended December 31, 2012 compared to the same period in 2011 was primarily due to our entry into P&C Non-Core States and the A&H Startup.

Ceding commission income. Ceding commission income increased by $20.4 million, or 12.1%, from $168.5 million for the year ended December 31, 2011 to $188.9 million for the year ended December 31, 2012. Our ceding commission ratio decreased from 33.8% for the year ended December 31, 2011 to 32.9% for the year ended December 31, 2012 as a result of increased net earned premium.

Service and fee income. Service and fee income increased by $27.6 million, or 41.8%, from $66.1 million for the year ended December 31, 2011 to $93.7 million for the year ended December 31, 2012. The increase was attributable to an increase in the P&C policy fee-related income of $11.3 million due to our entry into P&C Non-Core States and $16.4 million attributable to the A&H Startup.

Loss and loss adjustment expenses; net loss ratio. Loss and LAE increased by $60.8 million, or 18.2%, from $333.8 million for the year ended December 31, 2011 to $394.7 million for the year ended December 31, 2012 due to our entry into the P&C Non-Core States and the A&H Startup. Our net loss ratio increased from 67.0% for the year ended December 31, 2011 to 68.7% for the year ended December 31, 2012. The net loss ratio in 2012 increased 0.6% due to catastrophic losses related to Hurricane Sandy. The net loss ratio was also negatively affected by the effect of our entry into P&C Non-Core States and the A&H Startup, partially offset by improvements in our core products.

Acquisition and other underwriting costs. Our acquisition and other underwriting costs increased by $43.1 million, or 26.4%, from $163.3 million for the year ended December 31, 2011 to $206.4 million for the year ended December 31, 2012 primarily due to the adoption of a new deferred acquisition cost accounting pronouncement ($6.5 million), the hiring of additional employees for the transition to a new operations center in Cleveland and related startup costs and our entry into the P&C Non-Core States and the A&H Startup.

General and administrative expense. General and administrative expense increased by $34.5 million, or 15.8%, from $218.2 million for the year ended December 31, 2011 to $252.7 million for the year ended December 31, 2012 due to our entry into the P&C Non-Core States, the A&H Startup, the transition to a new operations center in Cleveland and related startup costs.

Net operating expense; Net operating expense ratio. Net operating expense increased by $29.5 million, or 20.1%, from $146.8 million for the year ended December 31, 2011 to $176.4 million for the year ended December 31, 2012. The net operating expense ratio increased from 29.5% in 2011 to 30.7% in 2012 primarily due to the adoption of a deferred acquisition cost accounting pronouncement ($6.5 million), the hiring of additional employees for the transition to a new operations center in Cleveland and related start-up costs ($16.9 million) partially offset by increases in ceding commission income, service and fee income and net earned premium.

Net investment income. Net investment income increased by $2.2 million, or 7.7%, from $28.4 million for the year ended December 31, 2011 to $30.6 million for the year ended December 31, 2012. The increase resulted primarily from having a higher average balance of fixed-income investment securities during 2012.

Net realized gains on investments. Net realized gains on investments increased by $11.8 million from $4.8 million for the year ended December 31, 2011 to $16.6 million for the year ended December 31, 2012 due to our decision to sell more securities during the year ended December 31, 2012 than we did during the year ended December 31, 2011.

Bargain purchase gain. For the year ended December 31, 2012, we had a bargain purchase gain of $3.7 million as a result of our acquisition of NHIC. We had no bargain purchase gain for the year ended December 31, 2011.

Equity in earnings (losses) of unconsolidated subsidiaries. Equity in earnings (losses) of unconsolidated subsidiaries, which primarily related to our 50% interest in entities that own life settlement contracts, decreased by $25.1 million from a $23.8 million gain for the year ended December 31, 2011 to a loss of $1.3 million for the year ended December 31, 2012. The gain in the year ended December 31, 2011 was generated by the purchase of a large pool of life settlement contracts in 2011 and the conversion of premium finance loans acquired in 2010 into life settlement contracts in 2011 through voluntary surrenders of the policies in satisfaction of the loans or in lieu of foreclosure. During the year ended December 31, 2012, fewer contracts were purchased or converted. The loss for 2012 was attributable to a decrease in fair value of the life settlement contracts.

Interest expense. Interest expense for the years ended December 31, 2012 and 2011 was $1.8 million and $2.0 million, respectively, reflecting the scheduled interest payment on our bank line of credit and the interest due on the deferred purchase price payment related to the original acquisition of our P&C business.

Provision for income taxes. Income tax expense decreased from $28.3 million for the year ended December 31, 2011, reflecting an effective tax rate of 39.1%, to $17.3 million for the year ended December 31, 2012, reflecting an effective tax rate of 34.0%.

Consolidated Results of Operations for the Year Ended December 31, 2011 Compared to the Ten-Month Period from March 1, 2010 (inception) to December 31, 2010

All data and comparisons between the year ended December 31, 2011 and the ten-month period from March 1, 2010 (inception) to December 31, 2010 were affected by the following three significant factors, which had a significant impact on 2010 pre-tax income:

1)	We started operations on March 1, 2010, so our 2010 results reflect only ten months of business.

2)	In connection with the acquisition of our P&C business in March 2010, we assumed approximately $389.0 million of unearned premium net of deferred acquisition costs. The absence of amortization of deferred acquisition costs related to this unearned premium significantly improved our results of operations during 2010. In addition, this unearned premium was retained by us and was not subject to the Personal Lines Quota Share agreement.

3)	In connection with the acquisition, we recorded a bargain purchase gain of approximately $15.0 million in 2010.

Gross premium written. Gross premium written increased by $266.9 million, or 29.3%, from $912.0 million for the ten-month period ended December 31, 2010 to $1,178.9 million for the year ended December 31, 2011. The increase was primarily due to the fact that we had a full year of business in 2011 as compared with only ten months in 2010.

Net premium written. Net premium written decreased by $349.8 million, or 39.4%, from $888.1 million for the ten-month period ended December 31, 2010 to $538.2 million for the year ended December 31, 2011. Retained net premium written was lower in 2011 reflecting our retention of the earned premium from the 2010 acquisition, which was not subject to the Personal Lines Quota Share in 2010, offset in part by the fact that we had a full year of business in 2011 as compared with only ten months in 2010.

Net earned premium. Net earned premium decreased by $62.7 million, or 11.2%, from $560.9 million for the ten-month period ended December 31, 2010 to $498.2 million for the year ended December 31, 2011. As premium written is earned ratably over a six- or twelve-month period, the decrease in net earned premium reflects our retention of the earned premium from the 2010 acquisition, which was not subject to the Personal Lines Quota Share in 2010, offset in part by the fact that we had a full year of business in 2011 as compared with only ten months in 2010.

Ceding commission income. Ceding commission income increased by $76.2 million, or 82.5%, from $92.4 million for the ten-month period ended December 31, 2010 to $168.5 million for the year ended December 31, 2011. Our ceding commission ratio increased from 16.5% for the ten-month period ended December 31, 2010 to 33.8% for the year ended December 31, 2011 as a result of increased premium writings subject to the Personal Lines Quota Share.

Loss and loss adjustment expenses; net loss ratio. Loss and LAE decreased by $57.8 million, or 14.8% from $391.6 million for the ten-month period ended December 31, 2010 to $333.8 million for the year ended December 31, 2011. Our net loss ratio decreased from 69.8% for the ten-month period ended December 31, 2010 to 67.0% for the year ended December 31, 2011. These decreases primarily reflect the our retention of the earned premium from the 2010 acquisition, which was not subject to the Personal Lines Quota Share in 2010.

Acquisition and other underwriting costs. Acquisition and other underwriting costs increased by $83.9 million, or 105.6%, from $79.5 million for the ten-month period ended December 31, 2010 to $163.3 million for the year ended December 31, 2011 due to an increase in gross premium written resulting from the fact that we had a full year of business in 2011 as compared with only ten months in 2010 and the absence of amortization of deferred acquisition costs related to the unearned premium from the 2010 acquisition.

General and administrative expense. General and administrative expense increased by $63.0 million, or 40.6%, from $155.1 million for the ten-month period ended December 31, 2010 to $218.2 million for the year ended December 31, 2011 due to an increase in gross premium written resulting from the fact that we had a full year of business in 2011 as compared with only ten months in 2010 and the absence of amortization of deferred acquisition costs related to the unearned premium from the 2010 acquisition.

Net operating expense; net operating expense ratio. Net operating expense increased by $58.2 million, or 65.6%, from $88.7 million for the ten-month period ended December 31, 2010 to $146.8 million for the year ended December 31, 2011. The net operating expense ratio increased from 15.8% in 2010 to 29.5% in 2011 driven primarily by the increases in acquisition and other underwriting costs and general and administrative expense and the decrease in net earned premium, as described above.

Net investment income. Net investment income increased by $3.0 million, or 11.7%, from $25.4 million for the ten-month period ended December 31, 2010 to $28.4 million for the year ended December 31, 2011 due to the fact that we had a full year of interest income in 2011 as compared with only ten months in 2010.

Net realized gains (losses) on investments. Net realized gains on investments increased by $1.5 million, or 45.0%, from $3.3 million for the ten-month period ended December 31, 2010 to $4.8 million for the year ended December 31, 2011. In the year ended December 31, 2011, we realized higher gains on investments due to our decision to sell more positions in 2011 than we had sold in the ten-month period ended December 31, 2010.

Equity in earnings (losses) of unconsolidated subsidiaries. Equity in earnings (losses) of unconsolidated subsidiaries, which primarily related to our 50% interest in entities that own life settlement contracts, increased by $19.9 million, or 513.0%, from $3.9 million for the ten-month period ended December 31, 2010 to $23.8 million for the year ended December 31, 2011 reflecting, primarily, the gain realized upon a mortality event in 2011 and the acquisition of a higher number of life settlement contracts purchased by or surrendered to one of the entities in satisfaction of premium finance loans during the year ended December 31, 2011 as compared to the ten-month period ended December 31, 2010.

Bargain purchase gain. We had a bargain purchase gain of $14.9 million for the ten-month period ended December 31, 2010 as a result of our acquisition of the P&C business. We did not have any bargain purchase gain for the year ended December 31, 2011.

Interest expense. Interest expense for the year ended December 31, 2011 and the ten-month period ended December 31, 2010 was $2.0 million and $1.8 million, respectively, reflecting the scheduled interest payment on our bank line of credit and the interest due on the deferred purchase price payment related to the original acquisition of our P&C business.

Provision for income taxes. Income tax expense increased from $24.1 million for the ten-month period ended December 31, 2010, reflecting an effective tax rate of 19.1%, to $28.3 million for the year ended December 31, 2011, reflecting an effective tax rate of 39.1%. Our effective tax rate for the ten-month period ended December 31, 2010 was primarily the result of two items related to the initial purchase by us of our P&C business and the associated commutation agreement. First, we incurred a bargain purchase gain on the acquisition date that was treated as a reduction in the tax basis of certain assets for tax purposes. Second, we incurred a tax loss on a commutation of reserves that was not reported as a loss for GAAP purposes due to acquisition date accounting. Without these one-time items, our effective tax rate for the period ended December 31, 2010 would have been approximately 37%.

P&C Segment — Results of Operations

(amounts in thousands)	Six Months Ended June 30,		Year Ended December 31,		Period from March 1, 2010 (Inception) to December 31,
	2013	2012	2012	2011	2010
Gross premium written	$671,736	$686,953	$1,343,658	$1,178,891	$911,991

Net premium written	$303,029	$332,170	$624,453	$538,236	$888,078
Change in unearned premium	(12,813)	(54,653)	(58,243)	(40,026)	(327,161)

Net earned premium	$290,216	$277,517	$566,210	$498,210	$560,917

Ceding commission income	101,468	92,312	188,916	168,530	92,359
Service and fee income	41,413	43,335	77,373	66,116	53,539
Underwriting expenses:
Loss and LAE	184,530	192,164	379,608	333,848	391,633
Acquisition and other underwriting costs	99,323	99,246	195,315	163,337	79,458
General and administrative	132,818	117,631	247,075	218,152	155,108

Total underwriting expenses	$416,671	$409,041	$821,998	$715,337	$626,199

Underwriting income	$16,426	$4,123	$10,500	$17,519	$80,616

Net loss ratio	63.6%	69.2%	67.0%	67.0%	69.8%
Net expense ratio	30.7%	29.3%	31.1%	29.5%	15.8%

Net combined ratio	94.3%	98.5%	98.1%	96.5%	85.6%

Reconciliation of net operating expense ratio:
Acquisition costs and other	$99,323	$99,246	$195,315	$163,337	$79,458
General and administrative	132,818	117,631	247,075	218,152	155,108
Less: Ceding Commission Income	101,468	92,312	188,916	168,530	92,359
Less: Service, Fees and Other Income	41,413	43,335	77,373	66,116	53,539

Net operating expense	89,260	81,231	176,101	146,843	88,668

Net earned premium	$290,216	$277,517	$566,210	$498,210	$560,917

Net operating expense ratio	30.7%	29.3%	31.1%	29.5%	15.8%

P&C Segment Results of Operations for the Six-month period ended June 30, 2013 Compared with the Six-month period ended June 30, 2012

Gross premium written. Gross premium written decreased by $15.2 million, or 2.2%, from $687.0 million for the six-month period ended June 30, 2012 to $671.8 million for the six-month period ended June 30, 2013, primarily due to our exit or restriction of business in the P&C Non-Core States.

Net premium written. Net premium written decreased by $29.2 million, or 8.8%, from $332.2 million for the six-month period ended June 30, 2012 to $303.0 million for the six-month period ended June 30, 2013 primarily due to our exit or restriction of business in the P&C Non-Core States.

Net earned premium. Net earned premium increased by $12.7 million, or 4.6%, from $277.5 million for the six-month period ended June 30, 2012 to $290.2 million for the six-month period ended June 30, 2013 primarily as a result of the timing differences between the receipt of written premium and the recognition of earned premium.

Ceding commission income. Our ceding commission income increased by $9.2 million, or 9.9%, from $92.3 million for the six-month period ended June 30, 2012 to $101.5 million for the six-month period ended June 30, 2013. Our ceding commission ratio increased from 33.3% to 35.0% for the six-month periods ended June 30, 2012 and 2013 due to our lower loss ratio.

Service and fee income. Service and fee income decreased by $1.9 million, or 4.4%, from $43.3 million for the six-month period ended June 30, 2012 to $41.4 million for the six-month period ended June 30, 2013, primarily due to our exit or restriction of business in the P&C Non-Core States.

Loss and loss adjustment expenses; net loss ratio. Loss and LAE decreased by $7.7 million, or 4.0%, from $192.2 million for the six-month period ended June 30, 2012, to $184.5 million for the six-month period ended June 30, 2013. Our net loss ratio decreased from 69.2% for the six-month period ended June 30, 2012 to 63.6% for the six-month period ended June 30, 2013. The loss ratio in 2013 was positively affected by significant improvements in our core businesses and our exit or restriction of business in the P&C Non-Core States.

Acquisition and other underwriting costs. Acquisition and other underwriting costs increased by $0.1 million from $99.2 million for the six-month period ended June 30, 2012 to $99.3 million for the six-month period ended June 30, 2013.

General and administrative expense. General and administrative expense increased by $15.2 million, or 12.9%, from $117.6 million for the six-month period ended June 30, 2012 to $132.8 million for the six-month period ended June 30, 2013 primarily as a result of the ongoing costs for our three legacy policy administration systems in addition to the new policy administration system, the effect of the hiring of additional employees in connection with our transition to our new operations center in Cleveland and related expenses.

Net operating expense; net operating expense ratio. Net operating expense increased by $8.0 million, or 9.9%, from $81.2 million for the six-month period ended June 30, 2012 to $89.3 million for the six-month period ended June 30, 2013. The net operating expense ratio increased from 29.3% in 2012 to 30.7% in 2013 primarily as a result of the increase in general and administrative expense, partially offset by an increase in ceding commission income.

Underwriting income. Underwriting income increased from $4.1 million for the six-month period ended June 30, 2012 to $16.4 million for six-month period ended June 30, 2013. The combined ratio for the six-month period ended June 30, 2013 decreased to 94.3% compared to 98.5% for the same period in 2012 primarily as the result of our lower loss ratio due to our exit or restriction of business in the P&C Non-Core States.

P&C Segment Results of Operations for the Year Ended December 31, 2012 Compared to the Year Ended December 31, 2011

Gross premium written. Gross premium written increased by $164.8 million, or 14.0%, from $1,178.9 million for the year ended December 31, 2011 to $1,343.7 million for the year ended December 31, 2012 primarily due to our entry into P&C Non-Core States.

Net premium written. Net premium written increased by $86.2 million, or 16.0%, from $538.2 million for the year ended December 31, 2011 to $624.5 million for the year ended December 31, 2012 primarily due to our entry into P&C Non-Core States.

Net earned premium. Net earned premium increased by $68.0 million, or 13.6%, from $498.2 million for the year ended December 31, 2011 to $566.2 million for the year ended December 31, 2012 primarily due to our entry into P&C Non-Core States.

Ceding commission income. Our ceding commission income increased from $168.5 million for the year ended December 31, 2011 to $188.9 million for the year ended December 31, 2012. Our ceding commission ratio decreased slightly from 33.8% for the year ended December 31, 2011 to 33.4% for the year ended December 31, 2012.

Service and fee income. Service and fee income increased by $11.3 million, or 17.0%, from $66.1 million for the year ended December 31, 2011 to $77.4 million for the year ended December 31, 2012 primarily due to our entry into P&C Non-Core States.

Loss and loss adjustment expenses; net loss ratio. Loss and LAE increased by $45.8 million, or 13.7%, from $333.8 million for the year ended December 31, 2011 to $379.6 million for the year ended December 31, 2012 due to increased premium related to the entry into the P&C Non-Core States. Our net loss ratio remained constant at 67.0% with our entry into the P&C Non-Core States and catastrophic losses related to Hurricane Sandy being offset by net loss ratio improvements in core products.

Acquisition and other underwriting costs. Acquisition and other underwriting costs increased by $32.0 million, or 19.6%, from $163.3 million for the year ended December 31, 2011 to $195.3 million for the year ended December 31, 2012 primarily due to the adoption of a new deferred acquisition cost accounting pronouncement ($6.5 million), the hiring of additional employees for the transition to a new operations center in Cleveland and related startup costs and our entry into the P&C Non-Core States.

General and administrative expense. General and administrative expense increased by $28.9 million, or 13.3%, from $218.2 million for the year ended December 31, 2011 to $247.1 million for the year ended December 31, 2012 due to our entry into the P&C Non-Core States, the transition to a new operations center in Cleveland and related startup costs.

Net operating expense; net operating expense ratio. Net operating expense increased by $29.3 million, or 19.9%, from $146.8 million for the year ended December 31, 2011 to $176.1 million for the year ended December 31, 2012 due to the increase in general and administrative expenses and acquisition and other underwriting costs offset in part by increases in ceding commission income and service and fee income. The net operating expense ratio increased from 29.5% for the year ended December 31, 2011 to 31.1% for the year ended December 31, 2012 primarily due to increases in net operating expense offset in part by an increase in net earned premium.

Underwriting income. Underwriting income decreased by $7.0 million, or 40.1%, from $17.5 million for the year ended December 31, 2011 to $10.5 million for the year ended December 31, 2012. The combined ratio increased from 96.5% in 2011 to 98.1% in 2012 due to the increases in loss and LAE and net operating expense more than offset the increase in net earned premium, as described above.

P&C Segment Results of Operations for the Year Ended December 31, 2011 Compared to the Ten-Month Period from March 1, 2010 (inception) to December 31, 2010.

All data and comparisons between the year ended December 31, 2011 and the ten-month period ended December 31, 2010 were affected by the following three significant factors which had a significant impact on 2010 pre-tax income:

1)	We started operations on March 1, 2010, so our 2010 results reflect only ten months of business.

2)	In connection with the acquisition, we assumed approximately $389.0 million of unearned premium net of deferred acquisition costs. The absence of amortization of deferred acquisition costs related to this unearned premium significantly improved our results of operations during 2010. In addition, this unearned premium was retained by us and was not subject to the Personal Lines Quota Share agreement.

3)	In connection with the acquisition, we recorded a bargain purchase gain of approximately $15.0 million in 2010.

Gross premium written. Gross premium written increased by $266.9 million, or 29.3%, from $912.0 million for the ten-month period ended December 31, 2010 to $1,178.9 million for the year ended December 31, 2011, primarily due to our completion of a full year of business in 2011 as compared with only ten months in 2010.

Net premium written. Net premium written decreased by $349.8 million, or 39.4%, from $888.1 million for the ten-month period ended December 31, 2010 to $538.2 million for the year ended December 31, 2011, reflecting our retention of the earned premium from the 2010 acquisition, which was not subject to the Personal Lines Quota Share in 2010, offset by our completion of a full year of business in 2011 as compared with only 10 months in 2010.

Net earned premium. Net earned premium decreased by $62.7 million, or 11.2%, from $560.9 million for the ten-month period ended December 31, 2010 to $498.2 million for the year ended December 31, 2011, reflecting our retention of the earned premium from the 2010 acquisition, which was not subject to the Personal Lines Quota Share in 2010, offset by our completion of a full year of business in 2011 as compared with only 10 months in 2010.

Ceding commission income. Our ceding commission income increased by $76.2 million, or 82.5%, from $92.4 million for the ten-month period ended December 31, 2010 to $168.5 million for the year ended December 31, 2011. Our ceding commission ratio increased from 16.5% for the ten-month period ended December 31, 2010 to 33.8% for the year ended December 31, 2011 as a result of increased premium writings subject to the Personal Lines Quota Share for the full year 2011 compared to 10 months in 2010 and the decrease in net earned premium.

Loss and loss adjustment expenses; net loss ratio. Loss and LAE decreased by $57.8 million, or 14.8%, from $391.6 million for the ten-month period ended December 31, 2010 to $333.8 million for the year ended December 31, 2011. Our net loss ratio for the segment decreased from 69.8% for the ten-month period ended December 31, 2010 to 67.0% for the year ended December 31, 2011. These decreases reflected the full effect of the premiums ceded in respect of the Personal Lines Quota Share in 2011.

Acquisition and other underwriting costs. Acquisition and other underwriting costs increased by $83.9 million, or 105.6%, from $79.5 million for the ten-month period ended December 31, 2010 to $163.3 million for the year ended December 31, 2011 due to an increase in gross premium written resulting from the fact that we had a full year of business in 2011 as compared with only ten months in 2010 and the absence of amortization of deferred acquisition costs related to the unearned premium from the 2010 acquisition.

General and administrative expense. General and administrative expense increased by $63.0 million, or 40.6%, from $155.1 million for the ten-month period year December 31, 2010 to $218.2 million for the year ended December 31, 2011 due to an increase in gross premium written resulting from the fact that we had a full year of business in 2011 as compared with only ten months in 2010 and the absence of amortization of deferred acquisition costs related to the unearned premium from the 2010 acquisition.

Net operating expense; net operating expense ratio. Net operating expense increased by $58.2 million, or 65.6%, from $88.7 million for the ten-month period ended December 31, 2010 to $146.8 million for the year ended December 31, 2011. The net operating expense ratio increased from 15.8% for the ten-month period ended December 31, 2010 to 29.5% for the year ended December 31, 2011 due to the increases in acquisition and other underwriting costs and general and administrative expense and the decrease in net earned premium, as described above.

Underwriting income. Underwriting income decreased by $63.1 million, or 78.3%, from $80.6 million for the ten-month period ended December 31, 2010 to $17.5 million for the year ended December 31, 2011, primarily due to the absence of amortization of deferred acquisition costs related to the unearned premium from the 2010 acquisition, and our retention of the earned premium from the 2010 acquisition, which was not subject to the Personal Lines Quota Share in 2010. The combined ratio increased to 96.9% in 2011 from 86.3% in 2010 due to the increases in loss and LAE and net operating expense and the decrease in net earned premium, as described above.

A&H Segment — Results of Operations

(amounts in thousands)	Six Months Ended June 30,		Year Ended December 31,
	2013	2012	2012
Gross premium written	$16,566	$—	$8,266

Net premium written	$16,491	$—	$8,041
Change in unearned premium	(1)	—	1

Net earned premium	$16,490	$—	$8,042

Service and fee income	15,886	6,392	16,366
Underwriting Expenses:
Loss and LAE	12,693	—	15,058
Acquisition and other underwriting costs	9,879	4,465	11,072
General and administrative	9,776	1,653	5,598

Total underwriting expenses	$32,348	$6,118	$31,728

Underwriting income	28	274	($7,320)

Net loss ratio	77.0%	N/A	187.2%
Net operating expense ratio	22.8%	N/A	3.8%

Net combined ratio	99.8%	N/A	191.0%

Reconciliation of net operating expense ratio:
Acquisition costs and other	$9,879		$11,072
General and administrative	9,776		5,598
Less: Ceding Commission Income	—		—
Less: Service, Fees and Other Income	15,886		16,366

Net operating expense	3,769		304

Net earned premium	$16,490		$8,042

Net operating expense ratio	22.8%		3.8%

A&H Segment Results of Operations

Our A&H segment, established in 2012, provides accident and health insurance through six recently acquired businesses. Since most of the acquisition activity occurred during the second half of 2012, the results of the A&H segment had a limited impact on our overall results. The 2012 results were negatively impacted by the expected underwriting losses from our acquisition of A&H businesses, particularly the TABS companies, which produced expected underwriting losses of $7.1 million from acquisition through December 31, 2012.

In April 2013, we acquired Euro Accident Health and Care Insurance Aktiebolag (“EA”), a Swedish group life and health insurance provider focused on health. EA currently operates as a Managing General Agent, which means that it is a registered insurance intermediary and as such operates as a non-risk bearing insurer. The financial impact of this acquisition on our results will not be material until 2014 when we expect that our Luxembourg insurance carrier will begin underwriting EA’s business.

Investment Portfolio

Our investment strategy emphasizes, first, the preservation of capital and, second, maximization of an appropriate risk-adjusted return. We seek to maximize investment returns using investment guidelines that stress prudent allocation among cash and cash equivalents, fixed-maturity securities and, to a lesser extent, equity securities. Cash and cash equivalents include cash on deposit, commercial paper, pooled short-term money market funds and certificates of deposit with an original maturity of 90 days or less. Our fixed-maturity securities include obligations of the U.S. Treasury or U.S. government agencies, obligations of U.S. and Canadian corporations, mortgages guaranteed by the Federal National Mortgage Association, the Government National Mortgage Association, the Federal Home Loan Mortgage Corporation, Federal Farm Credit entities, and asset-backed securities and commercial mortgage obligations. Our equity securities include preferred stock of U.S. and Canadian corporations.

The average yield on our investment portfolio was 2.9% and 4.2% and the average duration of the portfolio was 4.9 and 3.7 years for the six months ended and at June 30, 2013 and 2012, respectively.

For each year or shorter period specified below, the cost, fair value, and gross unrealized gains and losses on available-for-sale securities were as follows:

June 30, 2013 (amounts in thousands)
	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Preferred stock	$5,000	$3	($73)	$4,930
U.S. Treasury and Federal agencies	32,894	1,992	(2,651)	32,235
States and political subdivisions	94,191	3,484	(3,915)	93,760
Residential mortgage-backed securities	252,924	9,819	(7,162)	255,581
Corporate bonds	458,769	27,667	(16,935)	469,501
Commercial mortgage-backed securities	12,752	65	—	12,817

Total	$856,530	$43,030	($30,736)	$868,824

December 31, 2012 (amounts in thousands)
	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Preferred Stock	$5,000	$—	($28)	$4,972
U.S. Treasury and Federal agencies	22,976	10,139	(1)	33,114
States and political subdivisions	85,259	1,870	(352)	86,777
Residential mortgage-backed securities	158,031	7,062	(1,048)	164,045
Corporate bonds	465,742	38,011	(949)	502,804
Commercial mortgage-backed securities	11,398	74	—	11,472

Total	$748,406	$57,156	($2,378)	$803,184

December 31, 2011 (amounts in thousands)
	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Treasury and Federal agencies	$33,368	$8,208	($370)	$41,206
States and political subdivisions	92,374	1,789	(1,058)	93,105
Residential mortgage-backed securities	263,029	9,938	(3,154)	269,813
Corporate bonds	357,340	13,522	(8,622)	362,240
Commercial mortgage-backed securities	19,879	1	(1)	19,879

Total	$765,990	$33,458	($13,205)	$786,243

The increase in gross unrealized losses from $2.4 million at December 31, 2012 to $30.7 million at June 30, 2013 resulted from fluctuations in market interest rates.

The table below summarizes the credit quality of our fixed-maturity and preferred securities as of June 30, 2013, as rated by Standard and Poor’s.

	Cost or Amortized Cost	Fair Value	Percentage of Fixed-Maturity and Preferred Securities
U.S. Treasury	$30,892	$32,235	3.7%
AAA	316,829	319,909	36.7
AA	106,407	104,941	12.1
A	141,972	150,902	17.4
BBB, BBB+, BBB-	229,051	229,979	26.5
BB+ and lower	31,379	30,858	3.6
Total	$856,530	$868,824	100.0%

The table below summarizes the investment quality of our corporate bond holdings and industry concentrations as of June 30, 2013.

	AAA	AA+, AA, AA-	A+,A,A-	BBB+, BBB, BBB-	B+ or Lower	Fair Value ($ in Millions)	% of Corporate Bonds Portfolio
Corporate Bonds
Financial Institutions	2.7%	14.1%	27.3%	15.3%	0.4%	280.6	59.8%
Industrials	—%	—%	1.4%	31.3%	3.2%	168.6	35.9%
Utilities/Other	—%	—%	2.3%	2.0%	—%	20.3	4.3%

	2.7%	14.1%	31.1%	48.6%	3.6%	469.5	100.0%

The amortized cost and fair value of available-for-sale debt securities held as of June 30, 2013, by contractual maturity, are shown in the table below. Actual maturities may differ from contractual maturities because some borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

June 30, 2013 (amounts in thousands)
	Cost or Amortized Cost	Fair Value
Due in one year or less	$16,924	$14,969
Due after one year through five years	73,092	76,233
Due after five years through ten years	412,669	421,733
Due after ten years	83,169	82,561
Mortgage-backed securities	265,676	268,398

Total	$851,530	$863,894

Gross Unrealized Losses. The tables below summarize the gross unrealized losses of fixed-maturity and preferred securities by the length of time the security had continuously been in an unrealized loss position as of June 30, 2013, December 31, 2012 and December 31, 2011:

June 30, 2013 (amounts in thousands)
	Less Than 12 Months			12 Months or More			Total
	Fair Market Value	Unrealized Losses	No. of Positions Held	Fair Market Value	Unrealized Losses	No. of Positions Held	Fair Market Value	Unrealized Losses
Preferred Stock	$4,930	($73)	1	$—	$—	—	$4,930	($73)
U.S. Treasury and Federal agency	10,927	(2,651)	1	—	—	—	10,927	(2,651)
States and political subdivisions	55,671	(3,472)	22	3,259	(443)	3	58,930	(3,915)
Residential Mortgage-backed	179,436	(5,556)	8	15,682	(1,606)	4	195,118	(7,162)
Corporate	287,753	(16,918)	81	616	(17)	1	288,369	(16,935)

Total	$538,717	($28,670)	113	$19,557	($2,066)	8	$558,274	($30,736)

December 31, 2012 (amounts in thousands)
	Less Than 12 Months			12 Months or More			Total
	Fair Market Value	Unrealized Losses	No. of Positions Held	Fair Market Value	Unrealized Losses	No. of Positions Held	Fair Market Value	Unrealized Losses
Preferred Stock	$4,972	($28)	1	$—	$—	—	$4,972	($28)
U.S. Treasury and Federal agency	574	(1)	1	—	—	—	574	(1)
States and political subdivisions	28,948	(300)	13	594	(52)	1	29,542	(352)
Residential Mortgage-backed	25,143	(456)	5	18,826	(592)	4	43,969	(1,048)
Corporate	89,886	(853)	40	4,513	(96)	4	94,399	(949)

Total	$149,523	($1,638)	60	$23,933	($740)	9	$173,456	($2,378)

December 31, 2011 (amounts in thousands)
	Less Than 12 Months			12 Months or More			Total
	Fair Market Value	Unrealized Losses	No. of Positions Held	Fair Market Value	Unrealized Losses	No. of Positions Held	Fair Market Value	Unrealized Losses
U.S. Treasury and Federal agency	$4,483	($370)	3	$—	$—	—	$4,483	($370)
States and political subdivisions	11,680	(1,055)	6	94	(3)	1	11,774	(1,058)
Residential Mortgage-backed	130,684	(2,983)	124	5,258	(171)	1	135,942	(3,154)
Commercial Mortgage- backed	9,959	(1)	1	—	—	—	9,959	(1)
Corporate	106,840	(8,157)	62	13,346	(465)	3	120,186	(8,622)

Total	$263,646	($12,566)	196	$18,698	($639)	5	$282,344	($13,205)

There were 121 and 69 positions at June 30, 2013, December 31, 2012 and December 31, 2011, respectively, that account for the gross unrealized loss, none of which we deemed to be OTTI. Significant factors influencing our determination that none of the securities were OTTI included the magnitude of unrealized losses in relation to cost, the nature of the investment and management’s intent not to sell these securities and our determination that it was more likely than not that we would not be required to sell these investments before anticipated recovery of fair value to our cost basis.

Restricted Cash and Investments. In order to conduct business in certain states, we are required to maintain letters of credit or assets on deposit to support state-mandated insurance regulatory requirements and certain third party agreements. We also utilize trust accounts to collateralize business with our reinsurance counterparties, both for business we assume and for business assumed by our reinsurance counterparties. Assets held on deposit or in trust accounts are primarily in the form of cash or certain high-grade securities. The fair values of our restricted assets as of December 31, 2012 and 2011 are as follows:

(amounts in thousands)
	As of June 30,	As of December 31,
	2013	2012	2011
Restricted cash	$7,512	$8,509	$1,237
Restricted investments—fixed-maturity securities	34,457	34,081	40,186

Total restricted cash and investments	$41,969	$42,590	$41,423

Other. We enter into reverse repurchase and repurchase agreements, which are accounted for as either collateralized lending or borrowing transactions and are recorded at contract amounts which approximate fair value. For the collateralized borrowing transactions (i.e., repurchase agreements), we receive cash or securities that we invest or hold in short-term or fixed-income securities. As of June 30, 2013, we had collateralized borrowing transaction principal outstanding of $33.3 million at interest rates between 0.42% and 0.53%. As of December 31, 2012, we had collateralized borrowing transaction principal outstanding of $86.7 million at interest rates between 0.42% and 0.50%. Interest expense associated with the repurchase borrowing agreements for the six months ended June 30, 2013 and 2012 was $199,000 and $176,000, respectively. We had approximately $39.4 million and $95.4 million of collateral pledged in support for these agreements as of June 30, 2013 and December 31, 2012, respectively. As of June 30, 2013 and December 31, 2012, we had collateralized lending transaction principal of $0 and $57.0 million at an interest rate of 0% and 0.03%, which is reflected as short-term investments in our condensed consolidated balance sheets. Interest income associated with the lending agreements for the three and six months ended June 30, 2013 was $4,000 and $60,000. We held collateral with a fair market value of approximately $0 and $56.7 million in support of this agreement as of June 30, 2013 and December 31, 2012.

Fair value of financial instruments. ASC 820, “Fair Value Measurements and Disclosures”, provides a definition of fair value, establishes a framework for measuring fair value, and requires expanded disclosures about fair value measurements. The standard applies when GAAP requires or allows assets or liabilities to be measured at fair value; therefore, it does not expand the use of fair value in any new circumstance.

In accordance with ASC 820, assets and liabilities measured at fair value on a recurring basis are as follows:

June 30, 2013 (amounts in thousands)
	Recurring Fair Value Measures
	Level 1	Level 2	Level 3	Total
Assets
Preferred stock	$—	$4,930	$—	$4,930
U.S. Treasury and Federal agency	32,235	—	—	32,235
State and political subdivision	—	93,760	—	93,760
Residential mortgage-backed	—	255,581	—	255,581
Corporate bonds	—	469,501	—	469,501
Commercial mortgage-backed	—	12,817	—	12,817
Short-term investments	16,755	—	—	16,755

Total assets	$48,990	$836,589	$—	$885,579

Liabilities
Securities sold under agreements to repurchase	$—	$33,325	$—	$33,325

Total liabilities	$—	$33,325	$—	$33,325

December 31, 2012 (amounts in thousands)
	Recurring Fair Value Measures
	Level 1	Level 2	Level 3	Total
Assets
Preferred Stock	$—	$4,972	$—	$4,972
U.S. Treasury and Federal agency	33,114	—	—	33,114
State and political subdivision	—	86,777	—	86,777
Residential mortgage-backed	—	164,045	—	164,045
Corporate	—	502,804	—	502,804
Commercial mortgage-backed	—	11,472	—	11,472
Short-term investments	17,129	57,000	—	74,129

Total assets	$50,243	$827,070	$—	$877,313

Liabilities
Securities sold under agreements to repurchase	$—	$86,744	$—	$86,744
U.S. Treasuries sold but not yet purchased	56,700	—	—	56,700

Total liabilities	$56,700	$86,744	$—	$143,444

December 31, 2011 (amounts in thousands)
	Recurring Fair Value Measures
	Level 1	Level 2	Level 3	Total
Assets
U.S. Treasury and Federal agency	$41,206	$—	$—	$41,206
State and political subdivision	—	93,105	—	93,105
Residential mortgage-backed	—	269,813	—	269,813
Corporate	—	362,240	—	362,240
Commercial mortgage-backed	—	19,879	—	19,879
Short-term investments	—	99,732	—	99,732

Total assets	$41,206	$844,769	$—	$885,975

Liabilities
Securities sold under agreements to repurchase	$—	$74,026	$—	$74,026
U.S. Treasuries sold but not yet purchased	55,830	—	—	55,830

Total liabilities	$55,830	$74,026	$—	$129,856

We had no Level 3 investments and, as a result, no transfers among Levels during the periods from January 1, 2013 to June 30, 2013, January 1, 2012 to December 31, 2012 and January 1, 2011 to December 31, 2011.

We did not measure any assets or liabilities at fair value on a nonrecurring basis at December 31, 2012. The carrying value of our cash and cash equivalents, premiums and other receivables, accrued interest, accounts payables and accrued expenses approximated fair value given the short-term nature of such items.

Investment in Entities Holding Life Settlement Contracts

A life settlement contract is a contract between the owner of a life insurance policy and a third party who obtains the ownership and beneficiary rights of the underlying life insurance policy. During 2010, we formed Tiger Capital LLC (“Tiger”) with a subsidiary of AmTrust for the purposes of acquiring certain life settlement contracts and related premium finance loans. In 2011, we formed AMT Capital Alpha, LLC (“AMT Alpha”) with a subsidiary of AmTrust for the purpose of acquiring additional life settlement contracts. In the first quarter of 2013, a subsidiary of ours acquired a 50% interest in AMT Capital Holdings, S.A. (“AMTH”), the other 50% of which is owned by AmTrust. We have a 50% ownership interest in each of Tiger, AMT Alpha and AMTH (collectively, the “LSC Entities”). The LSC Entities may also acquire premium finance loans made in connection with the borrowers’ purchase of life insurance policies that are secured by the policy and which loans are in default at the time of purchase. The LSC Entities acquire the underlying policies through the borrowers’ voluntary surrender of the policy in satisfaction of the loan or in lieu of foreclosure. A third party serves as the administrator of the Tiger life settlement contract portfolio, for which it receives an annual fee. The third-party administrator is eligible to receive a percentage of profits after certain time and performance thresholds have been met.

The LSC Entities account for investments in life settlements in accordance with ASC 325-30, Investments in Insurance Contracts, which states that an investor shall elect to account for its investments in life settlement contracts by using either the investment method or the fair value method. The election is made on an instrument by instrument basis and is irrevocable. The LSC Entities have elected to account for these investments using the fair value method. See Note 5 to our Consolidated Financial Statements for the year ended December 31, 2012.

Our total capital contribution and investments in the LSC Entities that own the life settlement contracts is $69.6 million as of June 30, 2013. As of June 30, 2013, we have a 50% ownership interest in the LSC Entities that hold certain life settlement contracts, and the fair value of these contracts owned by the LSC Entities is $208.7 million, with our proportionate interest being $104.3 million. Total capital contributions of approximately $10.8 million and $20.6 million were made to the LSC Entities during the six months ended June 30, 2013 and 2012, respectively, for which we contributed approximately $6.2 million and $5.5 million in those same periods. The LSC Entities used the contributed capital to pay premiums.

In addition to the 261 policies disclosed in the table below as of June 30, 2013, Tiger owned 2 premium finance loans as of the six months ended June 30, 2013, which were secured by life insurance policies and were carried at a value of $0. As of June 30, 2013, the face value amounts, of the related 261 life insurance policies and 2 premium finance loans were approximately $1.7 billion and $0, respectively. The premium finance loans are in default and Tiger is enforcing its rights in the collateral. Upon the voluntary surrender of the underlying life insurance policy in satisfaction of the loan or foreclosure, Tiger will become the owner of and beneficiary under the underlying life insurance policy and will have the option to continue to make premium payments on the policy or allow the policy to lapse. If a policyholder wishes to cure his or her default and repay the loan, Tiger will be repaid the total amount due under the premium finance loans, including all premium payments made by Tiger to maintain the policy in force since its acquisition of the loan. The following tables describe details of our investment in LSC Entities as of June 30, 2013. These tables show the gross amounts for the portfolio of life insurance policies and premium finance loans owned by the LSC Entities, in which we and AmTrust each own a 50% interest.

(amounts in thousands, except number of life settlement contracts) Expected Maturity Term in Years	Number of Life Settlement Contracts	Fair Value (1)	Face Value
As of June 30, 2013
0 – 1	—	$—	$—
1 – 2	6	35,177	58,000
2 – 3	3	8,062	15,000
3 – 4	3	11,691	30,000
4 – 5	2	3,345	10,000
Thereafter	247	150,419	1,588,909

Total	261	$208,694	$1,701,909

(1)	The LSC Entities determined the fair value as of June 30, 2013 based on 176 policies out of 261 policies, as the LSC Entities assigned no value to 85 of the policies as of June 30, 2013. The LSC Entities estimated the fair value of a policy using present value calculations. If the estimated fair value is determined to be less than zero, then no value was assigned to that policy.

Premiums to be paid by the LSC Entities, in which we have 50% ownership interests, for each of the five succeeding fiscal years to keep the life insurance policies in force as of June 30, 2013, were as follows:

(amounts in thousands)	Premiums Due on Life Settlement Contracts	Premiums Due on Premium Finance Loans	Total
2013	$30,318	$208	$30,526
2014	32,799	273	33,072
2015	34,487	283	34,770
2016	52,034	392	52,426
2017	31,479	265	31,744
Thereafter	522,233	3,209	525,442

Total	$703,350	$4,630	$707,980

The following table sets forth data used in estimating the fair value of the portfolio of life insurance policies as of June 30, 2013 and only includes data for policies for which a value was assigned at that date.

Average age of insured	79.3 yrs
Average life expectancy (1)	135 months
Average face amount per policy	$6,748,000
Fair value discount rate	7.5%
Effective discount rate (2)	17.3%

(1)	Standard life expectancy as adjusted for insured’s specific circumstances.
(2)	Effective discount rate includes a risk premium which represents risk adjustments applied to the estimated present value of cash flows based on the following factors: (i) the volatility in life expectancy of insureds and the associated level of future premium payments and (ii) the projected risk of non-payment, including the financial health of the insurance carrier, the possibility of legal challenges from the insurance carrier or others and the possibility of regulatory changes that may affect payment.

These assumptions are, by their nature, inherently uncertain and the effect of changes in estimates may be significant. The fair value measurements used in estimating the present value calculation are derived from valuation techniques generally used in the industry that include inputs for the asset that are not based on observable market data. The extent to which the fair value could reasonably vary in the near term has been quantified by evaluating the effect of changes in significant underlying assumptions used to estimate the fair value amount. If the life expectancies were increased or decreased by four months and the discount factors were increased or decreased by 1% while all other variables are held constant, the carrying value of the investment in life insurance policies would increase or (decrease) by the unaudited amounts summarized below as of June 30, 2013:

(amounts in thousands)	Change in life expectancy
Investment in life policies:	Plus 4 Months	Minus 4 Months
June 30, 2013	($27,995)	$30,488

(amounts in thousands)	Change in discount rate
Investment in life policies:	Plus 1%	Minus 1%
June 30, 2013	($17,835)	$20,168

For additional information about the risks inherent in determining the fair value of the portfolio of life insurance policies, see “Risk Factors—Risks Relating to Our Business Generally—A portion of our financial assets consists of life settlement contracts that are subject to certain risks.”

Liquidity and Capital Resources

We are organized as a holding company with eleven domestic insurance company subsidiaries, as well as various other non-insurance subsidiaries. Our principal sources of operating funds are premiums, service and fee income, investment income and proceeds from sales and maturities of investments. Our primary uses of operating funds include payments of claims and operating expenses. Currently, we pay claims using cash flow from operations and invest our excess cash primarily in fixed-maturity and, to a lesser extent, equity securities. We expect that projected cash flows from operations, as well as the net proceeds from the private placement, will provide us with sufficient liquidity to fund our anticipated growth by providing capital to increase the surplus of our insurance subsidiaries, as well as to pay claims and operating expenses, and to pay interest and principal on debt facilities and other holding company expenses for the foreseeable future. However, if our growth attributable to potential acquisitions, internally generated growth, or a combination of these factors, exceeds our expectations, we may have to raise additional capital in the near term. If we cannot obtain adequate capital on favorable terms or at all, we may be unable to support future growth or operating requirements and, as a result, our business, financial condition and results of operations could be adversely affected.

We may generate liquidity through the issuance of debt or equity securities or financing through borrowings under credit facilities, or a combination thereof. During the first quarter of 2013, we entered into a three-year, $90.0 million credit agreement under which we had borrowed $58.8 million as of June 30, 2013. A portion of this borrowing, approximately $18 million, was used to pay off our previous line of credit agreement. See “—Revolving Credit Agreement.” In addition, we have incurred $18.7 million of loans to ACP Re, an affiliated company. See “Certain Relationships and Related Party Transactions—Other Agreements with ACP Re.”

Our insurance subsidiaries are subject to statutory and regulatory restrictions imposed on insurance companies by their states of domicile which limit the amount of cash dividends or distributions that they may pay to us unless special permission is received from the insurance regulator of the relevant domiciliary state. The aggregate limit imposed by the various domiciliary states of our insurance subsidiaries was approximately $19.0 million and $30.1 million as of December 31, 2012 and 2011, taking into account dividends paid in the prior twelve month periods, respectively. During the years ended December 31, 2012 and 2011 and the period from March 1, 2010 (inception) to December 31, 2010, there were $133.5 million, $0 million and $0 million dividends paid by the insurance subsidiaries to Management Corp. or the Company. The 2012 dividend was paid in response to a North Carolina Department of Insurance request to redistribute our insurance subsidiary capital after it approved our plan to pool all of our P&C business at our subsidiary, Integon National. Effective March 1, 2010, Integon National entered into the Personal Lines Quota Share on behalf of a pool of companies that included Integon

National and its subsidiary and affiliated insurers which are subsidiaries of the Company. The pool companies ceded their premiums to Integon, and the pooled premiums that were not ceded under the Personal Lines Quota Share were retroceded to the pool companies. However, as of January 1, 2012, Integon National cedes its own business and the business assumed from the pool companies under the Personal Lines Quota Share solely for its own behalf and no longer retrocedes the business it assumes from such pool back to the pool companies. We obtained permission from the states of domicile before the extraordinary dividends were paid in 2012. After receiving the dividend, in 2012, Management Corp. paid $120.0 million in the form of a capital contribution to its subsidiary, Integon National. During 2012, the insurance subsidiaries also paid to Management Corp. a return of capital of $18.5 million.

We forecast claim payments based on our historical experience. We seek to manage the funding of claim payments by actively managing available cash and forecasting cash flows on both a short-term and long-term basis. Cash payments for claims were $198.5 million, $407.6 million and $425.3 million in the six-months ended June 30, 2013 and year ended 2012 and 2011, respectively. Historically, we have funded claim payments from cash flow from operations (principally premiums), net of amounts ceded to our third party reinsurers. We presently expect to maintain sufficient cash flow from operations to meet our anticipated claim obligations and operating and capital expenditure needs. Our cash and investment portfolio has increased from $961.4 million at December 31, 2011 to $986.1 million at December 31, 2012 and increased to $1,078.2 million at June 30, 2013. We do not anticipate selling securities in our investment portfolio to pay claims or to fund operating expenses. Should circumstances arise that would require us to do so, we may incur losses on such sales, which would adversely affect our results of operations and financial condition and could reduce investment income in future periods.

Pursuant to an amended and restated management services agreement dated as of January 1, 2012 between Management Corp., on one hand, and certain of our other direct and indirect subsidiaries, on the other hand, such subsidiaries have delegated to Management Corp. underwriting duties, claims services, actuarial services, policyholder services, accounting, information technology and certain other administrative functions. The subsidiaries that are party to this agreement pay to Management Corp. a quarterly fee calculated as a percentage of the premium written by each such subsidiary, plus reimbursement for certain expenses. During the six months ended June 30, 2013, Management Corp. was paid approximately $9.2 million in management fees.

Pursuant to a tax allocation agreement by and among us and certain of our direct and indirect subsidiaries, we compute and pay federal income taxes on a consolidated basis. Each subsidiary party to this agreement computes and pays to us its respective share of the federal income tax liability primarily based on separate return calculations.

The LSC Entities in which we own a 50% interest also purchase life settlement contracts that require the LSC Entities to make premium payments on individual life insurance policies in order to keep the policies in force. We seek to manage the funding of premium payments required. We presently expect to maintain sufficient cash flow to make future capital contributions to the LSC Entities to permit them to make future premium payments.

The following table is a summary of our statement of cash flows:

	Six Months Ended June 30,
	2013	2012
Cash and Cash equivalents provided by (used in):
Operating activities	$45,652	$16,826
Investing activities	(93,052)	(14,222)
Financing activities	101,572	6,268
Net Increase in Cash and Cash Equivalents	54,172	8,872

Comparison of Six Months Ended June 30, 2013 and 2012

Net cash provided by operating activities was approximately $45.7 million for the six-months ended June 30, 2013, compared with $16.8 million provided by operating activities for the same period in 2012. For the six-month period ended June 30, 2013, net cash provided by operating activities increased $28.9 million versus the comparable period in 2012 due to a $30.0 million increase in accounts payable, which was primarily related to the deferred purchase price on our Euro Accident acquisition.

Net cash used in investing activities was $93.1 million for the six-months ended June, 2013, compared with net cash used by investing activities of $14.2 million for the six-months ended June 30, 2012. For the six-month period ended June 30, 2013, net cash provided by investing activities increased primarily due to an increase of $48.3 million in cash used in the net purchases and proceeds of short-term investments, fixed-maturity securities and equipment, an increase of $14.4 million in cash used in acquisition of consolidated subsidiaries, and an increase of $16.1 million in cash used in investment in unconsolidated subsidiaries versus the comparable period in 2012.

Net cash provided by financing activities was $101.6 million for the six-months ended June 30, 2013, compared with net cash provided by financing activities of $6.3 million for the six-months ended June 30, 2012. For the six-month period ended June 30, 2013, cash provided by financing activities increased versus the comparable period in 2012 primarily due to the issuance of common stock partially offset by a reduction in cash provided by securities sold under agreements to repurchase and securities sold but not yet purchased.

Comparison of Years Ended December 31, 2012 and 2011

Net cash provided by operating activities was approximately $1.3 million for the year ended December 31, 2012, compared with $17.1 million used in operating activities for the same period in 2011. In 2012, net cash provided by operating activities increased $18.4 million versus 2011 due to a $19.8 million increase in cash balance provided by the timing of income tax payable.

Net cash provided by investing activities was $30.8 million for the year ended December 31, 2012, compared with $54.9 million used in investing activities for the year ended December 31, 2011. In 2012, net cash provided by investing activities increased primarily due to approximately $57.3 million in net sales and proceeds of fixed-maturity and equity securities offset by the acquisition of consolidated subsidiaries and investment in unconsolidated subsidiaries. In 2011, net cash used in investing activities primarily included approximately $15.4 million for the net purchases and proceeds of fixed-maturity and equity securities and approximately $24.6 million for contribution to LSC Entities for the acquisition of and premium payments for life settlement contracts.

Net cash used in financing activities was $9.5 million for the year ended December 31, 2012 compared to net cash provided by financing activities in 2011 of $75.4 million. In 2012, cash used in financing activities primarily included net payments of $21.9 million from repurchase agreements, net receipts of $30.9 million from securities sold by not yet purchased, notes payable repayments of $30.8 million and proceeds from notes payable of $13.6 million. In 2011, cash provided by financing activities primarily included approximately $27.9 million from securities sold under repurchase agreements, $52.3 million from securities sold but not yet purchased and $25.2 million of proceeds from notes payable offset by notes payable repayments of $30.0 million.

Comparison of Years Ended December 31, 2011 and 2010

Net cash used in operating activities was approximately $17.1 million for the year ended December 31, 2011, compared with $6.2 million provided by operating activities for the same period in 2010. In 2011, net cash balance provided by operating activities decreased $23.3 million versus 2010 primarily due to a $19.9 million decrease in cash provided by equity in earnings of unconsolidated subsidiaries.

Net cash used investing activities was $54.9 million for the year ended December 31, 2011, compared with $246.3 million used in investing activities for the year ended December 31, 2010. In 2011, net cash used in investing activities primarily included approximately $15.4 million for the net purchases and proceeds of fixed-maturity and equity securities and approximately $24.6 million for contribution to LSC Entities for the acquisition of and premium payments for life settlement contracts. In 2010, net cash used in investing activities was impacted by the effects of the purchase and commutation and primarily included approximately $209.5 million for the net purchases and proceeds of fixed-maturity and equity securities (including acquisition of consolidated subsidiaries, net of cash obtained) and approximately $11.1 million for contribution to LSC Entities for the acquisition of and premium payments for life settlement contracts.

Net cash provided by financing activities was $75.4 million for the year ended December 31, 2011 compared to net cash provided by financing activities in 2010 of $248.4 million. In 2011, cash provided by financing activities primarily included approximately $27.9 million from securities sold under repurchase agreements, $52.3 million from securities sold but not yet purchased and $25.2 million of proceeds from notes payable offset by notes payable repayments of $30.0 million. In 2010, cash provided by financing activities primarily included approximately $212.2 million from proceeds from issuances of common and preferred stock and $46.1 million from securities sold under agreements to repurchase.

Other Material Changes in Financial Position

	June 30,	December 31,
(amounts in thousands)	2013	2012	2011
Selected Assets:
Premiums receivable, net	$484,073	$455,879	$387,558
Goodwill and Intangible assets	150,144	116,424	77,433
Selected Liabilities:
Loss and loss expense reserves	$1,281,411	$1,286,533	$1,218,412
Unearned premium	499,429	488,598	449,598
Ceded reinsurance premium payable	137,767	139,190	113,209
Accounts Payable and accrued expenses	130,761	70,880	68,084
Deferred income taxes and income taxes payable	20,141	42,340	17,262

During the six months ended June 30, 2013, premiums receivable increased $28.2 million from December 31, 2012, as a result of an increase in gross premium written, offset by a $10.8 million increase in unearned premium. All other balances remained relatively unchanged.

In 2012, premium receivables increased by $68.3 million as a result of the increase in premiums written in 2012, reflecting growth in both our P&C and A&H segments. Intangible assets increased by $27.9 million due to the acquisition of consolidated subsidiaries. In the second quarter of 2013, goodwill increased by $40.1 million due to the acquisition of Euro Accident.

Loss and loss expense reserves increased by $68.1 million and unearned premium increased by $39.0 million in 2012 due primarily to higher premiums written and earned in 2012 compared to 2011. Ceded reinsurance premium payable increased by $26.0 million in 2012 as a result of ceding a higher amount of gross premium written in 2012 as compared with 2011. Deferred income taxes increased by $17.1 million as a result of the acquisition of a Luxembourg reinsurance entity. Accounts payable and accrued expenses increased primarily due to a $36.0 million increase in investments payable and a $20.0 million increase in accounts payable due to our acquisition of Euro Accident.

Reinsurance

We assume and cede insurance risks under various reinsurance agreements, on both a pro rata basis and an excess of loss basis. We purchase reinsurance to mitigate the volatility of direct and assumed business, which may be caused by the aggregate value or the concentration of written exposures in a particular geographic area or business segment and may arise from catastrophes or other events. As part of our overall risk and capacity management strategy, we purchase quota share reinsurance and excess of loss catastrophic and casualty reinsurance for protection against catastrophic events and other large losses. The catastrophic program covers $9 million excess $6 million and $15 million excess $15 million, and the casualty program covers $5 million excess $5 million and $40 million excess $10 million. Our quota share and excess of loss reinsurers are rated “A-” or better by A.M. Best. We pay a premium as consideration for ceding the risk.

Our reinsurance transactions include premiums written under state-mandated involuntary plans for commercial vehicles and premiums ceded to state-provided reinsurance facilities such as the Michigan Catastrophic Claims Association (the “MCCA”), and the North Carolina Reinsurance Facility (the “NCRF”) (collectively, “State Plans”), for which we retain no loss indemnity risk. Prepaid reinsurance premiums are earned on a pro rata basis over the period of risk, based on a daily earnings convention, which is consistent with premiums written.

All automobile insurers doing business in Michigan are required to participate in the MCCA. The MCCA is a reinsurance mechanism that covers no-fault first party medical losses of retentions in excess of a set limit. Insurers are reimbursed for their covered losses in excess of a $500,000 threshold, which was increased from $460,000 to $480,000 on July 1, 2010, was increased to $500,000 in 2011 and will remain at the $500,000 level through 2013. We currently have claims with retentions from $250,000 to $500,000. Funding for the MCCA comes from assessments against automobile insurers based upon their share of insured automobiles in the state. Insurers are allowed to pass along this cost to Michigan automobile policyholders. The following is a summary of premium and related losses ceded to the MCCA for the years ended December 31, 2012 and 2011 and the ten-month period from March 1, 2010 (inception) to December 31, 2010:

Years Ended December 31, 2012 and 2011 and Period From March 1, 2010 (Inception) to December 31, 2010, (amounts in thousands)	2012	2011	2010
Ceded earned premium	$10,620	$9,883	$7,513
Ceded Loss and LAE	17,275	12,877	14,985

Reinsurance recoverables from the MCCA as of December 31, 2012 and 2011 are as follows:

December 31, (amounts in thousands)	2012	2011
Reinsurance recoverable on paid losses	$6,937	$5,654
Reinsurance recoverable on unpaid losses	703,546	690,391

The NCRF is a non-profit organization established to provide automobile liability reinsurance to those insurance companies that write automobile insurance in North Carolina. Companies licensed to write automobile insurance in the state must be members of the NCRF and must offer liability coverage to any eligible North Carolina resident applicant for coverages and limits which may be ceded to the NCRF. The NCRF accepts cession of liability for bodily injury and property damage, medical payments, uninsured, and combined uninsured/underinsured motorist coverages. Funding for the NCRF comes from premiums collected from automobile insurers based upon the amounts of coverage provided with respect to insured automobiles in the state. North Carolina law provides that cumulative losses incurred by the NCRF are recoverable either through direct surcharges to North Carolina motorists or indirectly by assessments of member companies, which recoup the costs from individual policyholders. The following is a summary of premium and related losses ceded to the NCRF for the years ended December 31, 2012 and 2011 and for the period from March 1, 2010 (inception) to December 31, 2010:

Years Ended December 31, 2012 and 2011 and Period From March 1, 2010 (Inception) to December 31, 2010 (amounts in thousands)	2012	2011	2010
Ceded earned premium	$145,200	$138,049	$113,071
Ceded Loss and LAE	130,524	127,143	123,154

Reinsurance recoverables from the NCRF as of December 31, 2012 and 2011 are as follows:

December 31, (amounts in thousands)	2012	2011
Reinsurance recoverable on paid losses	$18,023	$21,858
Reinsurance recoverable on unpaid losses	81,970	88,288

We believe that we are unlikely to incur any material loss as a result of non-payment of amounts owed to us by the MCCA and the NCRF because the payment obligations are extended over many years, resulting in relatively small current payment obligations; both the MCCA and the NCRF are supported by assessments permitted by statute; and we have not historically incurred losses as a result of non-payment by either MCCA or NCRF. Accordingly, we believe that we have no significant exposure to uncollectible reinsurance balances from these entities.

In addition to the reinsurance programs described above, we use the Personal Lines Quota Share reinsurance arrangement to limit our maximum loss, provide greater diversification of risk and minimize exposure on larger risks. For further discussion of the Personal Lines Quota Share arrangement, see “Certain Relationships and Related Party Transactions”.

We have a concentration of credit risk associated with the MCCA, the NCRF and the reinsurance under the Personal Lines Quota Share arrangement. Reinsurance recoverables on unpaid losses from these entities at December 31, 2012 and 2011 are as follows:

December 31, (amounts in thousands)	2012	2011	A.M. Best Rating
MCCA	$703,546	$690,391	N/R
NCRF	81,931	88,288	N/R
Maiden Insurance	99,869	64,342	A-
ACP Re	59,921	41,095	A-
AmTrust	39,947	27,391	A
Other reinsurers’ balances—each less than 5% of total	6,623	9,212

Total	$991,837	$920,719

We also have reinsurance with ACP Re and Maiden Insurance that requires the reinsurers to provide collateral to mitigate any risk of default. As of December 31, 2012, ACP Re and Maiden Insurance had provided collateral in the amounts of $55.3 million and $96.2 million, respectively. As of December 31, 2011, ACP Re Ltd. and Maiden Insurance Company had provided collateral in the amounts of $38.1 million and $62.3 million, respectively.

Revolving Credit Agreement

On February 20, 2013, we entered into a three-year, $90.0 million secured credit agreement (the “Credit Agreement”), with JPMorgan Chase Bank, N.A., as Administrative Agent, KeyBank National Association as Syndication Agent, First Niagara Bank, N.A, as Documentation Agent, and Associated Bank, National Association. The Credit Agreement makes available a revolving credit facility with a letter of credit limit of $10 million. In connection with our entry into the Credit Agreement, we repaid and terminated our existing $25 million credit agreement dated as of August 18, 2011 with JPMorgan Chase Bank, N.A. The maturity date of the new agreement is February 20, 2016.

The Credit Agreement contains certain restrictive covenants customary for facilities of this type (subject to negotiated exceptions and baskets), including restrictions on indebtedness, liens, acquisitions and investments, dispositions and restricted payments, which include a restriction on the payment of cash dividends to our stockholders if an event of default has occurred and is continuing or if we are out of compliance with our financial covenants. Events of default include, among other things, a failure to make payments of interest, principal or fees required under the Credit Agreement, failure to make payments in respect of other material indebtedness of the Company or its subsidiaries, and the occurrence of a change of control, as defined therein.

In addition, we have pledged all of the stock of 10 of our insurance subsidiaries, Management Corp. and certain of our other subsidiaries for the benefit of the lenders to secure our obligations under the Credit Agreement. There are also financial covenants that require us to maintain a minimum consolidated net worth, a maximum consolidated leverage ratio, a minimum fixed charge coverage ratio, a minimum risk-based capital and a minimum statutory surplus. We were in compliance with all covenants as of June 30, 2013. As of June 30, 2013, we had $58.8 million in outstanding borrowings under this Credit Agreement.

Borrowings under the Credit Agreement bear interest at (1) the greatest of (a) the Administrative Agent’s prime rate, (b) the federal funds effective rate plus 0.5% or (c) the adjusted LIBOR for a one-month interest period on such day plus 1%, plus (2) a margin that is adjusted on the basis of our consolidated leverage ratio. Eurodollar borrowings under the Credit Agreement will bear interest at the adjusted LIBOR for the interest period in effect plus a margin that is adjusted on the basis of our consolidated leverage ratio. We recorded total interest expense of approximately $0.4 million and $0.1 million for the years ended December 31, 2012 and 2011, respectively, under our current and former Credit Agreements.

Fees payable by us under the Credit Agreement include a letter of credit participation fee (which is the margin applicable to Eurodollar borrowings and is adjusted on the basis of our consolidated leverage ratio (ranging between 2.0% and 2.5%)), a letter of credit fronting fee with respect to each letter of credit equal to 0.125% and a commitment fee on the available commitments of the lenders (ranging between 0.25% and 0.35% based on our consolidated leverage ratio, and which rate was 0.25% at December 31, 2012).

Securities Sold (Purchased) Under Agreements to Repurchase (Sell), at Contract Value

We enter into reverse repurchase and repurchase agreements, which are accounted for as either collateralized lending or borrowing transactions and are recorded at contract amounts which approximate fair value. For the collateralized borrowing transactions (i.e., repurchase agreements), we receive cash or securities that we invest or hold in short-term or fixed-income securities. As of June 30, 2013, we had collateralized borrowing transaction principal outstanding of $33.3 million at interest rates between 0.42% and 0.53%. As of December 31, 2012, we had collateralized borrowing transaction principal outstanding of $86.7 million at interest rates between 0.42% and 0.50%. Interest expense associated with the repurchase borrowing agreements for the six months ended June 30, 2013 and 2012 was $199,000 and $176,000, respectively. We had approximately $39.4 million and $95.4 million of collateral pledged in support for these agreements as of June 30, 2013 and December 31, 2012, respectively. As of December 31, 2012, we had collateralized lending transaction principal of $57.0 million at an interest rate of 0.03%, which is reflected as short-term investments in our condensed consolidated balance sheets. Interest income associated with the lending agreements for the year ended December 31, 2012 was $56,000. We held collateral with a fair market value of approximately $56.7 million in support of this agreement as of December 31, 2012.

In addition, we had incurred $18.7 million of loans to ACP Re, an affiliated company, which were used for general corporate purposes, as well as in connection with the 800 Superior financing and capital contributions to the owner of the LSC Entities.

Deferred Purchase Obligation

In the first quarter of 2013, we paid the third and final deferred payment related to the March 1, 2010 acquisition of our P&C insurance business. At the original closing, we paid an amount equal to the estimated net tangible book value less (i) the purchase price discount amount and (ii) $90.0 million. The balance of the purchase price was payable in three equal annual installments of $30.0 million plus interest at a rate of 2.28% to be made on the first, second and third anniversaries of the closing date.

On April 15, 2013, we acquired Euro Accident Health & Care Insurance Aktiebolag (“EHC”) for an initial purchase price of approximately $23.6 million. The transaction also includes a deferred purchase price arrangement whereby, once EBITDA (including EBITDA of a Company affiliate which will underwrite products sold by EHC) when combined with EHC’s equity at closing exceeds the initial purchase price, the seller will be entitled to receive an amount corresponding to fifty percent of the EHC’s EBITDA (including EBITDA of a Company affiliate which will underwrite products sold by EHC) for each of the fiscal years 2015, 2016, 2017 and 2018. We estimate the total purchase price including the deferred arrangement will be approximately $42.8 million. EHC is a limited liability company incorporated and registered under the laws of Sweden and primarily administers accident and health business in that region.

Contractual Obligations and Commitments

The following table sets forth certain of our contractual obligations as of December 31, 2012:

(amounts in thousands)	Payment Due by Period
	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
Loss and LAE(1)	$1,286,533	$765,282	$393,593	$82,212	$45,446
Operating lease obligations	60,219	11,978	16,536	6,346	31,705
Employment agreement obligations	6,324	2,805	3,436	83	—
Contributions to LSC Entities related to life settlement contracts and premium finance loans(2)	343,772	13,137	29,011	39,807	261,817
Debt and interest(3)	72,988	49,564	2,119	21,305	—

Total	$1,769,836	$842,766	$441,559	$149,753	$335,758

(1)	The loss and LAE payments due by period in the table above are based upon the loss and LAE estimates as of December 31, 2012 and actuarial estimates of expected payout patterns and are not contractual liabilities with finite maturities. Our contractual liability is to provide benefits under the policy. As a result, our calculation of loss and LAE payments due by period is subject to the same uncertainties associated with determining the level of loss and LAE generally and to the additional uncertainties arising from the difficulty of predicting when claims (including claims that have not yet been reported to us) will be paid. For a discussion of our loss and LAE estimate process, see “Business—Loss Reserves.” Actual payments of loss and LAE by period will vary, perhaps materially, from the table above to the extent that current estimates of loss and LAE vary from actual ultimate claims amounts and as a result of variations between expected and actual payout patterns. See “Risk Factors—Risks Relating to Our Business Generally—If we are unable to establish and maintain accurate loss reserves, our business, financial condition and results of operations may be materially adversely affected” for a discussion of the uncertainties associated with estimating loss and LAE.
(2)	As of as of December 31, 2012, we had a 50% ownership interests in Tiger and AMT Alpha which in turn owned 242 life settlement contracts and 13 premium finance loans with a carrying value of $151.8 million. In order to derive the economic benefit of the face value of these policies, Tiger and AMT Alpha are required to make these premium payments.

(3)	The interest related to the debt by period as of December 31, 2012 was as follows: $0.7 million — less than 1 year, $0.2 million — 1 – 3 years, $2.6 million — 3 – 5 years and $0 — more than 5 years. As of June 30, 2013, the total debt and interest by period was $1.1 million – less than 1 year, $59.9 million – 1 – 3 years, $19.7 – 3 – 5 years and $0 – more than 5 years, reflecting the repayment of our note to GMAC and the entry into our new revolving credit agreement with JPMorgan Chase Bank, N.A.

Inflation

We establish property and casualty insurance premiums before we know the amount of losses and LAE or the extent to which inflation may affect such amounts. We attempt to anticipate the potential impact of inflation in establishing our reserves, especially as it relates to medical and hospital rates where historical inflation rates have exceeded the general level of inflation. Inflation in excess of the levels we have assumed could cause loss and LAE to be higher than we anticipated, which would require us to increase reserves and reduce earnings. Fluctuations in rates of inflation also influence interest rates, which in turn impact the market value of our investment portfolio and yields on new investments. Operating expenses, including salaries and benefits, are also usually affected by inflation.

Quantitative and Qualitative Disclosures About Market Risk

Liquidity Risk

Liquidity risk represents our potential inability to meet all payment obligations when they become due. We maintain sufficient cash and marketable securities to fund claim payments and operations. We purchase reinsurance coverage to mitigate the risk of an unexpected rise in claims severity or frequency from catastrophic events or a single large loss. The availability, amount and cost of reinsurance depend on market conditions and may vary significantly.

Credit Risk

Credit risk is the potential loss arising principally from adverse changes in the financial condition of the issuers of our fixed-maturity securities and the financial condition of our third party reinsurers. Additionally, we have counter-party credit risk with our repurchase agreement counter-parties.

We address the credit risk related to the issuers of our fixed-maturity securities by investing primarily in fixed-maturity securities that are rated “BBB-” or higher by Standard & Poor’s. We also independently monitor the financial condition of all issuers of our fixed-maturity securities. To limit our risk exposure, we employ diversification policies that limit the credit exposure to any single issuer or business sector.

We are subject to credit risk with respect to our third party reinsurers. Although our third party reinsurers are obligated to reimburse us to the extent we cede risk to them, we are ultimately liable to our policyholders on all risks we have ceded. As a result, reinsurance contracts do not limit our ultimate obligations to pay claims covered under the insurance policies we issue and we might not collect amounts recoverable from our reinsurers. We address this credit risk by generally selecting reinsurers that have an A.M. Best rating of “A-” (Excellent) or better at the time we enter into the agreement and by performing, along with our reinsurance broker, periodic credit reviews of our reinsurers. If one of our reinsurers suffers a credit downgrade, we may consider various options to lessen the risk of asset impairment, including commutation, novation and letters of credit. See “—Reinsurance.”

Counter-party credit risk with our repurchase agreement counter-parties is mitigated by obtaining collateral. We obtain collateral in the amount of 105-110% of the value of the securities we have sold with agreement to repurchase. Additionally, repurchase agreements are only transacted with pre-approved counter-parties.

Market Risk

Market risk is the risk of potential economic loss principally arising from adverse changes in the fair value of financial instruments. The major components of market risk affecting us are interest rate risk and equity price risk.

Interest Rate Risk

We had fixed-maturity securities with a fair value of $863.9 million and an amortized cost of $851.5 million as of June 30, 2013 that are subject to interest rate risk. Interest rate risk is the risk that we may incur losses due to adverse changes in interest rates. Fluctuations in interest rates have a direct impact on the market valuation of our fixed-maturity securities. We manage our exposure to interest rate risk through a disciplined asset and liability matching and capital management process. In the management of this risk, the characteristics of duration, credit and variability of cash flows are critical elements. These risks are assessed regularly and balanced within the context of our liability and capital position.

The table below summarizes the interest rate risk associated with our fixed-maturity securities excluding $4.9 million of preferred stock investment by illustrating the sensitivity of the fair value and carrying value of our fixed-maturity securities as of June 30, 2013 to selected hypothetical changes in interest rates, and the associated impact on our stockholders’ equity. We anticipate that we will continue to meet our obligations out of income. We classify our fixed-maturity securities and equity securities as available-for-sale. Temporary changes in the fair value of our fixed-maturity securities impact the carrying value of these securities and are reported in our stockholders’ equity as a component of other comprehensive income, net of deferred taxes.

The selected scenarios in the table below are not predictions of future events, but rather are intended to illustrate the effect such events may have on the fair value and carrying value of our fixed-maturity securities and on our stockholders’ equity, each as of June 30, 2013.

Hypothetical Change in Interest Rates	Fair Value	Estimated Change in Fair Value	Hypothetical Percentage Increase (Decrease) in Stockholders’ Equity
200 basis point increase	776,099	($87,795)	(10.2%)
100 basis point increase	818,506	(45,388)	(5.3%)
No change	863,894	—	—
100 basis point decrease	909,447	45,553	5.3%
200 basis point decrease	958,004	94,110	10.9%

Changes in interest rates would affect the fair market value of our fixed-rate debt instruments but would not have an impact on our earnings or cash flow. We currently have $60.9 million of debt instruments, of which $22.1 million are fixed-rate debt instruments. A fluctuation of 100 basis points in interest on our variable-rate debt instruments, which are tied to LIBOR, would affect our earnings and cash flows by $0.4 million before income tax, on an annual basis, but would not affect the fair market value of the variable-rate debt.

Off Balance Sheet Risk

As of June 30, 2013 we did not have any off-balance sheet arrangements that have or are likely to have a material effect on our financial condition or results of operations.

BUSINESS

Overview

We are a specialty personal lines insurance holding company. Through our subsidiaries, we provide personal and commercial automobile insurance, health insurance products and other niche insurance products. We sell insurance products with a focus on underwriting profitability through a combination of our customized and predictive analytics and our technology driven low cost infrastructure.

Our property and casualty (“P&C”) insurance products protect our customers against losses due to physical damage to their motor vehicles, bodily injury and liability to others for personal injury or property damage arising out of auto accidents. We offer our P&C insurance products through a network of over 19,000 independent agents, more than a dozen affinity partners and through direct-response marketing programs. We have over one million P&C policyholders and, based on 2012 gross premium written, we are the 20th largest private passenger auto insurance carrier in the United States according to financial data compiled by SNL Financial.

We launched our accident and health (“A&H”) business in 2012 to provide accident and non-major medical health insurance products targeting our existing P&C policyholders and the anticipated emerging market of employed persons who are uninsured or underinsured. We market our and other carriers’ A&H insurance products through a multi-pronged distribution platform that includes a network of over 8,000 independent agents, direct-to-consumer marketing, wholesaling and worksite marketing. We believe that our A&H business is complementary to our P&C business and should enable us to enhance our relationships with our existing P&C agents, affinity partners and insureds.

Our company (formerly known as American Capital Acquisition Corporation) was formed in 2009 to acquire the private passenger auto business of the U.S. consumer property and casualty insurance segment of General Motors Acceptance Corporation (“GMAC,” now known as Ally Financial), which operations date back to 1939. We acquired this business on March 1, 2010.

We are licensed to operate in 50 states and the District of Columbia, but focus on underserved niche markets. A significant portion of our insurance, approximately 75% of our P&C premium written, is originated in six core states: North Carolina, New York, California, Florida, Virginia and Michigan. For the years ended December 31, 2012 and 2011, our gross premium written was $1,352 million and $1,179 million, net premium written was $632 million and $538 million, total consolidated revenues were $908 million and $766 million, and consolidated pre-tax income was $51 million and $72 million, respectively. In addition, during 2012 the A&H businesses that we acquired placed approximately $126 million of written premium with other carriers.

Our net income reflects the fact that 50% of our P&C gross premium written and related losses (excluding premium ceded to state-run reinsurance facilities) have historically been ceded to our quota share reinsurers, reducing our retained underwriting income and investment income. With the net proceeds from the private placement, we will retain more of our written business. Effective August 1, 2013, we terminated our cession of P&C premium to our quota share reinsurers and now retain 100% of such P&C gross premium written and related losses with respect to all new and renewal P&C policies bound after August 1, 2013. We will continue to cede 50% of P&C gross premium written and related losses with respect to policies in effect as of July 31, 2013 to the quota share reinsurers until the expiration of such policies. This retention of our P&C premium will provide us the opportunity to substantially increase our underwriting and investment income, while also increasing our exposure to losses. In addition, our results for the year ended December 31, 2012 as compared to the year ended December 31, 2011 included several charges that make the comparison of our net income for these periods less meaningful. These charges pertained to the adoption of a new accounting pronouncement relating to the recognition of deferred acquisition costs, the consolidation of certain operations to our new Cleveland regional operations center, continued maintenance of three costly legacy policy administration systems in addition to our new policy administration system, and the impact of an acquisition of an A&H business. We also believe that the efficiencies that we expect to realize from completing the transition to our new policy administration system by the end of 2013 and the implementation of our RAD 5.0 underwriting pricing tool will enable us to improve our future profitability.

Our wholly owned subsidiaries include eleven regulated domestic insurance companies, of which ten write primarily P&C insurance and one writes solely A&H insurance. Our property and casualty insurance subsidiaries have been assigned an “A-” (Excellent) group rating by A.M. Best Company, Inc. (“A.M. Best”).

Business Segments

We are a specialty national carrier with regional focuses. We manage our business through two segments:

•

Property and Casualty (“P&C”) — Our P&C segment operates its business through two primary distribution channels: agency and affinity. Our agency channel focuses primarily on writing standard and sub-standard auto coverage through our network of over 19,000 independent agents. In our affinity channel, we partner with over a dozen affinity groups and membership organizations to deliver insurance products tailored to the needs of our affinity partners’ members or customers under our affinity partners’ brand name or label, which we refer to as selling on a “white label” basis. A primary focus of a number of our affinity relationships is providing recreational vehicle coverage, of which we believe we are one of the top writers in the U.S.

•

Accident and Health (“A&H”) — Our A&H segment was formed in 2012 to provide accident and non-major medical health insurance products targeting our existing insureds and the anticipated emerging market of uninsured or underinsured employees. Through six recent acquisitions of both carriers and general agencies, including Velapoint, LLC, our call center general agency, and National Health Insurance Company, a life and health insurance carrier established in 1979, we have assembled a multi-pronged distribution platform that includes direct-to-consumer marketing through our call center agency, selling through independent agents, wholesaling insurance products through large general agencies/program managers and, through our affinity relationships, worksite marketing through employers.

Our Products

We offer a broad range of products through multiple distribution channels. In our P&C segment, products sold consist of:

•	standard and preferred automobile insurance;

•	sub-standard automobile insurance;

•	RV insurance;

•	commercial automobile insurance;

•	motorcycle insurance; and

•	homeowners’ insurance.

In our A&H segment, we offer products not covered by PPACA and target the anticipated emerging market of employed persons who are uninsured or underinsured. Target products for individuals and groups include:

•	accident/AD&D insurance;

•	limited medical/hospital indemnity insurance;

•	short-term medical insurance;

•	cancer/critical illness insurance;

•	stop loss insurance;

•	travel accident/trip cancellation insurance; and

•	dental/vision insurance.

Our Competitive Strengths

We believe that our product mix, distribution channels and technology systems, coupled with our focus on conservative underwriting, prudent reserving and efficient claims management, provide us with the following competitive strengths:

•

Concentrate on Niche Markets. We believe that our focus on specialty markets and niche distribution channels provides us with the greatest opportunity for achieving superior long-term growth and profitability. As a specialty national carrier with regional focuses, we concentrate our resources on writing insurance in our core markets in which we are experienced and recognize profitable opportunities. We are also seeking to increase sales of our niche products such as RV insurance and commercial vehicle insurance. Our diversification into the A&H insurance business continues this niche focus by enabling us to sell supplemental healthcare insurance products that are complementary to our existing businesses and customers.

•

Focus on Profitability, Disciplined Underwriting and Expense Management. We focus on profitability in all functional areas of the Company, from initial underwriting to claims management. We take an analytical approach to underwriting risks and adhere to a conservative reserving philosophy. Our new policy administration system allows for efficient servicing of policies that enables us to reduce operational expense and achieve strong future earning potential. We developed our RAD 5.0 underwriting pricing tool in order to more accurately evaluate specific risk exposures and assist us in profitably underwriting our P&C products. We plan to continue to leverage our strengths in underwriting, reserving, expense management and claims adjudication to further improve our profitability.

•

New Policy Administration System. As described more fully below under the heading “-Technology,” we have recently launched our new policy administration system for our P&C insurance business to replace our three legacy policy administration systems. Since inception, we have reduced our information technology operating expenses significantly and we expect that we will continue to substantially reduce our information technology, policy sales and service and related back office operating expenses in the future as we fully retire the three legacy systems. By the end of 2013, we expect to have fully integrated this system across all lines of our P&C business, retired the three legacy systems and also to have significantly incorporated our RAD 5.0 underwriting pricing tool into this system. We are also in the process of developing a new policy administration system for our A&H business that will be integrated with our new policy administration system.

•

Growth Opportunities. We believe that many of our competitors are running multiple or outdated legacy systems, which can be costly to operate and difficult to replace or upgrade. We designed our new advanced policy administration system specifically for our lines of business. Our scalable technology should afford us the opportunity to acquire companies and books of business that we believe are soundly underwritten but have higher cost structures and to realize increased profits from the expected costs savings from transitioning the acquired business onto our lower cost system.

•

Extensive Agency Distribution Network. We are committed to the independent agent channel, which has proven to be a cost-effective distribution platform. We distribute our P&C insurance products through a network of over 19,000 independent agents and brokers, and unlike some of our competitors, we do not compete with our independent agents. We believe that our niche products, knowledgeable and responsive customer service staff, superior claims service, competitive commission structure and user-friendly technology platform have created a network of loyal, incentivized and productive agents. We believe that having our new A&H insurance products available to our existing agents will deepen the relationships with many of our existing P&C agents by providing complementary products and additional earning opportunities. We have also recently developed a risk sharing program for agents that will allow selected agents to participate in the underwriting risk on business produced by the agent through an ownership interest in a reinsurance program to which a portion of the business they produce is ceded. We believe this program will increase loyalty and enhance our relationships with the agents who participate in the program. In addition, our close relationship with AmTrust Financial Services, Inc. (“AmTrust”) should allow us to develop joint marketing initiatives to distribute both our and AmTrust’s products across each other’s distribution channels.

•

Long-Standing Affinity Partnerships. The affinity distribution channel of our P&C insurance business has been operating since 1953 and is a leader in affinity marketing, relying on best-in-class marketing strategies and analytics to maximize the value of our longstanding affinity relationships. Since acquiring our P&C insurance business in 2010, we have worked to strengthen our affinity relationships, and recently entered into a 20-year extension of our relationship with two of our largest affinity partners, Good Sam and The Rural Letter Carriers. We target affinity partners with strong brands, actively managed mailing lists, high traffic web-sites and an active membership base. New affinity relationships are developed through an in-house sales force as well as through brokers, and are generally long-term in nature. Our affinity channel utilizes a specialized team that continuously refines our analytical tools and predictive modeling capabilities, which helps to influence all aspects of profitability. Our A&H business complements our affinity channel business because we believe that many of the customers of our affinity partners are purchasers of supplemental health insurance products.

•

Proven Leadership and Experienced Management. We have a highly experienced and capable management team, led by Michael Karfunkel, our chairman and chief executive officer, who is responsible for setting and directing the overall strategy for our company. Mr. Karfunkel has over 40 years of experience in insurance, banking, and real estate, and has been instrumental in founding certain of our affiliated companies, including AmTrust and Maiden Holdings, Ltd. (“Maiden”). Mr. Karfunkel has a successful track record of acquiring businesses and developing high quality service and low cost expense structures. Mr. Karfunkel is a long-term investor in the companies that he has founded. Our management team is further supported by the leadership of our P&C president, Byron Storms, our chief financial officer, Michael Weiner, our executive vice president and chief marketing officer, Barry Karfunkel, our executive vice president – strategy and development, Robert Karfunkel, our chief product officer, Thomas Newgarden and our executive vice president – A&H, Michael Murphy.

Our Growth Strategies

We intend to continue our profitable growth by focusing on the following strategies:

•

Continue Growth Through Selective Acquisitions. Since forming the Company in 2009, we have completed 10 acquisitions and expanded into the A&H business. Our scalable technology should afford us the opportunity to acquire companies and books of business that we believe are soundly underwritten but have higher cost structures and to realize increased profits from the expected costs savings from transitioning the acquired business onto our lower cost system.

•

Increase Net Income by Reducing Our Reliance on Reinsurance. Using reinsurance, we have been able to generate a larger premium volume than otherwise would have been possible given the current level of our capital. Historically, we have ceded 50% of our P&C gross premium written and related losses (excluding premium ceded to state-run reinsurance facilities) to our quota share reinsurers. With the net proceeds from the private placement, we will retain more of our written business. Effective August 1, 2013, we terminated our cession of P&C premium to our quota share reinsurers and now retain 100% of such P&C gross premium written and related losses with respect to all new and renewal P&C policies bound after August 1, 2013. We will continue to cede 50% of P&C gross premium written and related losses with respect to policies in effect as of July 31, 2013 to the quota share reinsurers until the expiration of such policies. This retention of our P&C premium will provide us the opportunity to substantially increase our underwriting and investment income, while also increasing our exposure to losses.

•

Expand A&H Insurance Operations. Our A&H insurance products include products that are alternatives or supplemental to major medical coverage, and are either purchased by the customer directly or through groups and associations. We believe that these supplemental products generally produce attractive loss ratios. We plan to utilize our distribution platform and suite of products to achieve substantial growth in premium revenues. In addition, we believe that our new A&H insurance products will deepen our relationships with many of our existing agents by providing complementary products to our insureds and additional earning opportunities for our P&C agents. Once PPACA becomes fully implemented, we believe that the demand for these products will only increase. While PPACA will likely reduce the number of uninsured Americans, many individuals, smaller employers and families will remain exempt from PPACA’s individual and employer mandates under current regulations. In addition, we believe that, due to the high cost of providing health insurance to employees under the new regulations, it is possible that some employers will cease or reduce their health insurance offerings to their employees, which could increase the number of people who are employed yet uninsured or underinsured. We have designed cost-effective products for this population to help fill this gap. In addition, we expect an increase in the demand for self-insured stop loss policies, as self-insured plans covered by ERISA may be exempt from many of the mandates applicable to fully insured plans under PPACA.

•

Technology-Driven Product Offerings. We focus on profitable product opportunities that allow us to leverage our technology infrastructure. Consistent with this niche, technology-driven focus, we have recently entered into an arrangement with a managing general agency that has developed advanced vehicle telematics technology that monitors miles driven and other driver behavior, enabling us to offer lower cost, low mileage products with less exposure.

Our History

Michael Karfunkel, our chairman and chief executive officer, sponsored the formation of our company in 2009 (then known as American Capital Acquisition Corporation) for the purpose of acquiring the P&C insurance business from GMAC. The acquisition included ten insurance companies.

Michael Karfunkel is a successful businessman with over 40 years of experience and significant interests in the financial services industry, including insurance, banking and real estate. Together with his brother, George Karfunkel, he founded, built and managed American Stock Transfer & Trust Company, LLC, one of the largest independent stock transfer agents, which was founded in 1971 and sold in 2008. Mr. Karfunkel has been instrumental in founding certain of our affiliated companies, including AmTrust, where he serves as chairman of the board of directors, and Maiden, both of which are publicly traded companies. Mr. Karfunkel has a successful track record of acquiring and efficiently integrating businesses and developing low cost expense structures and is a long-term investor in the companies that he has founded.

At the time of our formation, AmTrust purchased 53,054 shares of our Series A Preferred Stock for approximately $53 million, which shares were converted into 12,295,430 shares of our common stock in connection with the completion of the private placement. Barry Zyskind, the president and chief executive officer of AmTrust is the son-in-law of Mr. Karfunkel. Mr. Karfunkel and Leah Karfunkel, as sole trustee of the Karfunkel Trust, beneficially own 23.9% of the outstanding common stock of AmTrust. The shares of common stock held by Mr. Karfunkel, Leah Karfunkel, as sole trustee of the Karfunkel Trust, and AmTrust currently represent approximately 15.8%, 41.4% and 15.4%, respectively, of our outstanding shares of common stock. See “Certain Relationships and Related Party Transactions.”

Since acquiring our P&C insurance business from GMAC, our principal accomplishments include:

•	developing and implementing an advanced policy administration system to replace three costly legacy systems;

•	developing our new RAD 5.0 underwriting pricing tool, which allows us to more accurately evaluate specific risk exposures in order to assist us in profitably underwriting our P&C products;

•	increasing gross premium written from $912 million for the 10 months ended December 31, 2010 to $1,352 million for the twelve months ended December 31, 2012;

•	renewing two of our largest affinity customer relationships for an additional 20 years;

•	transitioning a portion of our operations to our newly purchased regional operations center in Cleveland, Ohio, which we expect will result in additional operational efficiencies;

•

completing nine acquisitions and diversifying our insurance business by entering the A&H market to better serve our existing clients and enhance our relationships with our independent agents and affinity partners;

•

entering into an arrangement with a managing general agency that has developed vehicle telematics technology that monitors miles driven and other driver behavior, enabling us to offer lower cost, profitable low mileage products; and

•	successfully completing the private placement.

P&C Segment

Distribution and Marketing

We operate our P&C segment through two primary distribution channels: (1) our agency channel through which we offer a variety of specialty P&C insurance products to individuals through independent agents and brokers, and (2) our affinity channel through which we partner with over a dozen affinity groups and membership organizations to deliver insurance products tailored to the needs of our affinity partners’ members or customers and sold under our affinity partners’ brand on a “white label” basis.

Agency Distribution Channel

Our agency channel focuses on writing standard and sub-standard automobile insurance, as well as preferred auto, motorcycle and commercial vehicle insurance, through independent insurance agents and brokers. We have established a broad geographic presence in the sub-standard auto insurance industry and have a significant market presence in our six core states of North Carolina, New York, California, Florida, Virginia and Michigan. By focusing on the sub-standard auto market, we believe our agency channel operates in an attractive niche of the larger auto insurance market.

Relationships with our Independent Agents. We have built a strong network of over 19,000 insurance agents and brokers, many of whom are loyal, highly motivated and productive agents, by providing competitive compensation, a user-friendly technology platform and superior service for our core markets. In order to provide quick and responsive service to our agents, we operate an agency customer service call center staffed by experienced and highly-trained employees. Before being employed in our agency customer service call center, our representatives must pass a rigorous selection and training program to ensure that they understand the independent agency and brokerage business and can provide outstanding service. We believe that the strong relationships we have developed with our agents and brokers over time is a testament to the value proposition we provide to our producers and policyholders. Our focus on building and maintaining a strong agency network has created an effective variable cost distribution platform and is central to the long-term success of our agency channel. We have also recently developed an innovative program for select agents, known as our agent captive program, which allows select agents to participate in the underwriting profits on business they produce. We believe this program encourages the participants to produce more profitable business and increases their loyalty to us.

Our North Carolina Business. We are the largest writer of sub-standard auto insurance sold through independent agents in North Carolina, with a 51.7% market share. For the year ended December 31, 2012, in North Carolina, we generated $272.2 million of gross premium written.

The North Carolina sub-standard auto insurance market is serviced by a small number of carriers with most liability insurance ceded to the state-controlled reinsurance facility, the NCRF. We are not subject to any underwriting risk on the NCRF business written because losses are incurred by the NCRF. As a servicing carrier to the state facility, we receive a ceding commission from the NCRF to help offset operating expenses for providing the coverage to North Carolina residents. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Reinsurance.”

Affinity Distribution Channel

The affinity distribution channel of our P&C insurance business is a leader in affinity marketing and has been in operation since 1953, relying on best-in-class marketing strategies and analytics to maximize the value of our longstanding relationships. Our affinity channel has a longstanding client base and benefits from strong product design and analytical capabilities. In general, an affinity partner relationship consists of a partnership between a sponsoring organization and an insurance company entered into to address the specific insurance needs of the sponsor organization’s members or customers. Through the affinity relationship, the insurance company receives an endorsement that positions it favorably among the sponsoring organizations’ members or customers. In exchange for the endorsement, the affinity customer receives access to a quality insurer, advantageous pricing and customized products.

A primary focus of our affinity channel is providing RV coverage, of which we are one of the largest writers in the U.S. Pursuant to a marketing agreement with our affinity partner Good Sam Enterprises, LLC and its affiliates, Good Sam has agreed to operate an insurance program through which Good Sam Club members and Camping World customers may purchase insurance and insurance products, and we have the right to market white-labeled P&C insurance products under the Good Sam name to such members and customers on an exclusive basis, with a focus on RV insurance. This agreement was entered into effective January 1, 2012, and has a 20 year term. We pay marketing fees to Good Sam for access to its insurance program based on a percentage of business produced, which fees range from the low single digits to the low double digits for the various products sold through this program. In the event of a material breach of contract that remains uncured 30 days after notice thereof, the agreement is terminable by the non-breaching party. In 2012, we had net premium written of $157.1 million under this agreement.

We maintain a diversified base of over a dozen affinity relationships with organizations. Our affinity relationships are generally long-term in nature. Our top ten affinity relationships based on net earned premium have been in place for over ten years and are characterized by a mutual desire to deliver a high quality insurance product to the buyer. For example, we recently extended two of our significant affinity partner relationships for an additional twenty-year period. Generally, termination of affinity partner relationships is infrequent because we generally own the renewal rights to the relationship business and a terminating affinity partner would lose its rights to promotion fees and commissions on the underlying policies following termination.

We generally target potential affinity partners with strong brands, actively managed mailing lists, high traffic websites and active membership bases. We develop new affinity relationships primarily through our employee sales force. We believe that employing a dedicated employee sales force results in higher quality affinity relationships with better profitability. In certain cases, we may also use unaffiliated brokers to develop affinity partner relationships.

Product overview

In our P&C segment, we operate in niche businesses and offer a broad range of products employing multiple channels of distribution. Through our agency channel, we primarily sell sub-standard automobile insurance through independent agents and brokers and also offer standard and preferred auto, motorcycle and commercial vehicle products. Through our affinity channel, we primarily underwrite and market standard and preferred auto and RV insurance.

•

Standard and preferred automobile insurance. These policies provide coverage designed for drivers with greater financial resources and a less risky driving and claims history and are renewed with greater frequency than sub-standard policies.

•

Sub-standard automobile insurance. These policies provide coverage for liability and physical damage and are designed for drivers who represent a higher-than-normal level of risk as a result of factors such as their driving record, limited driving experience and claims history. Because these individuals often have limited financial resources and a greater tendency to miss payments or to make late payments, their premiums are generally higher than those for drivers who qualify for standard or preferred coverage. A significant part of our profits from these policies results from fees paid by our customers, which include origination fees, installment fees relating to installment payment plans, late payment fees, policy cancellation fees and reinstatement fees. For the year ended December 31, 2012, we generated $74.0 million in revenue from policy service fees.

•

Recreational vehicle insurance. Unlike many of our competitors, our policies carry RV-specific endorsements tailored to these vehicles, including automatic personal effects coverage, optional replacement cost coverage, RV storage coverage and full-time liability coverage. We also bundle coverage for RVs and passenger cars in a single policy for which the customer is billed on a combined statement.

•

Commercial automobile insurance. These policies include coverage for liability and physical damage caused by light-to-medium duty commercial vehicles, focused on artisan vehicles, with an average of two vehicles per policy.

•

Motorcycle insurance. We provide coverage for most types of motorcycles, as well as golf carts and all-terrain vehicles. Our policy coverage offers flexibility to permit the customer to select the type (e.g., liability) and limit of insurance (e.g., $100,000/$250,000/$500,000), and to include other risks, such as add-on equipment and towing.

•

Homeowners’ insurance. Comprehensive homeowners’ insurance plans which we sell on behalf of third-party carriers include coverage for medical payments, personal liability and temporary living assistance in the event the insured’s home is declared uninhabitable. We do not retain any underwriting risk on these policies but instead receive commission income from these third-party carriers. We offer these policies to generate fee income and to provide a service to our insureds.

Fee Income

In addition to traditional insurance premiums, we generate revenue by charging policy service fees to policyholders. These fees include service fees for installment or renewal policies and fees for non-sufficient funds, late payments, cancellations and various financial responsibility filing fees. The fee income we generate varies depending on the type of policy and state regulations.

Geographic Distribution

We are licensed to operate in 50 states and the District of Columbia. We believe that our geographic and product mix creates limited exposure to catastrophic events. For the year ended December 31, 2012 our top six states represented almost 75% of our gross premium written. The following table sets forth the distribution of our P&C gross premium written by state as a percent of total gross premium written for the years ended December 31, 2012 and 2011, and the ten months ended December 31, 2010:

(amounts in thousands)	Year Ended December 31,				10-month period from March 1, 2010 (inception) to December 31,
	2012		2011		2010
North Carolina	$339,825.7	25.3%	$314,434.6	26.7%	$243,956.6	26.7%
New York	182,199.7	13.6%	159,989.0	13.6%	123,457.8	13.5%
California	177,513.2	13.2%	115,523.2	9.8%	95,948.0	10.5%
Florida	120,705.4	9.0%	113,926.8	9.7%	81,335.3	8.9%
Virginia	73,784.4	5.5%	71,553.3	6.1%	57,432.1	6.3%
Michigan	72,634.6	5.4%	62,051.2	5.3%	52,750.3	5.8%
Other States	376,995.0	28.0%	341,412.8	28.8%	257,110.9	28.3%

Total	$1,343,658.0	100.0%	$1,178,890.9	100.0%	$911,991.0	100.0%

Underwriting and claims management philosophy

We believe that proactive and prompt claims management is essential to reducing losses and lowering LAE and enables us to more effectively and accurately measure reserves. To this end, we utilize our technology and extensive database of loss history in order to appropriately price and structure policies, maintain lower levels of loss, enhance our ability to accurately predict losses, and maintain lower claims costs. We believe a strong underwriting foundation is best accomplished through careful risk selection and continuous evaluation of underwriting guidelines relative to loss experience. We are committed to a consistent and thorough review of new underwriting opportunities and our portfolio and product mix as a whole.

Underwriting, pricing and risk management, and actuarial capabilities

We establish premium rates for insurance products based upon an analysis of expected losses using historical experience and anticipated future trends. Our product team develops the product and manages our underwriting tolerances. Our actuarial team uses a detailed actuarial analysis to establish the necessary rate level for a given product and territory to achieve our targeted return. For risks which fall within our underwriting tolerances, we establish a price by matching rate to risk at a detailed level of segmentation. We determine the individual risk using predictive modeling developed by our analytics team with a level of precision that we believe is superior to the traditional loss cost pricing used by many of our competitors. We believe that effective collaboration among the product, analytics and actuarial teams enhances our ability to price risks appropriately and achieve our targeted rates of return.

To assist us in profitably underwriting our P&C products, our predictive analytics team has developed our RAD 5.0 underwriting pricing tool. The RAD 5.0 underwriting pricing tool offers significant advantages over our current pricing tools by employing numerous additional components and pricing strategies such as supplemental risk and improved credit modeling. The RAD 5.0 underwriting pricing tool facilitates better pricing over the lifetime of a policy by employing lifetime value modeling, elasticity modeling and optimized pricing. We believe that RAD 5.0 provides us a competitive advantage for pricing our products relative to other auto insurers of our size.

Our actuarial group is central to the pricing and risk management process. The group carries out a number of functions including developing, tracking, and reporting on accident year loss results, monitoring and addressing national, state and channel-specific profit trends and establishing actuarial rate level needs and indications. Our actuarial group also helps ensure the integrity of reported accident year results. We also engage an independent third-party actuary to perform an annual actuarial review.

Claims

Claims can be submitted by telephone, email or smartphone app by policyholders, producers or other parties directly to our claims department. Upon notification of a claim, our claims call center creates a loss notice based on policy information in our claims system, EPIC. The claim is then automatically assigned to a claim handler and to a field adjuster for a vehicle inspection, if necessary. An initial reserve is established based on the type and location of the exposure and data from actuarial tables. A notice to the adjuster is automatically generated immediately after a claim has been assigned. The claim handler’s manager receives a status assignment 24 hours later to ensure the claim is being investigated in a timely manner. The claim handler evaluates coverage and loss participants and investigates the loss. If the claim represents a loss exceeding $50,000, the claim handler will establish a case-specific reserve based on the potential exposure. Claims with potential losses exceeding $75,000 are referred to the large loss unit and handled by employees specially trained to handle these claims. Every claims employee is granted authority to reserve and pay up to a specified claim level. If the potential claim amount claim exceeds the employee’s authority level, the request is automatically forwarded through EPIC to the manager with the appropriate authority level. As part of the investigation, claim handlers contact the parties to the loss and complete their investigations. Claim handlers record all investigation activities in EPIC, which are reviewed periodically by the managers in the department to ensure proper claims handling. Once the claim investigation has been completed, the claim handler works to close the claim as soon as possible. As of December 31, 2012, our Claims department includes over 900 individuals.

Claims Performance Metrics

We carefully monitor our claim performance to ensure efficient handling. Management teams perform weekly reviews of open and aged claim reports. Through a combination of peer reviews, supervisor audits and monthly management information system reports, we have established several mechanisms designed to maintain and improve our level of claim handling performance.

Competition

The private passenger auto insurance market in the United State is highly competitive. Based upon data compiled from SNL Financial, the top ten insurance groups accounted for approximately 70% of the approximately $174.8 billion private passenger auto market segment in 2012. We believe that our primary competition comes not only from national companies or their subsidiaries, such as The Progressive Corporation, The Allstate Corporation, State Farm Mutual Automobile Insurance Company, GEICO and Farmers Insurance Group, but also from sub-standard insurers such as Mercury General Corporation, Infinity Property & Casualty Corporation and Direct General Corporation and independent agents that operate in a specific region or single state in which we operate. Based upon 2012 gross premium written, we are the 20th largest private passenger auto insurance carrier in the United States according to financial data compiled by SNL Financial.

We rely heavily on technology and extensive data gathering and analysis to segment markets and price accurately according to risk potential. We have remained competitive by refining our risk measurement and price segmentation skills, closely managing expenses, and achieving operating efficiencies. Superior customer service and fair and accurate claims adjusting are also important factors in our competitive strategy. With our new policy administration system and the implementation of our RAD 5.0 underwriting pricing tool, we believe we will continue to operate well in the competitive environment. See “-Technology” for more information regarding our new policy administration system and RAD 5.0 pricing tool.

Recent P&C Acquisitions

Since we acquired our P&C insurance business in 2010, we have entered into a renewal rights transaction and acquired another insurance company and an insurance agency. These additional operations have increased our presence in our target markets and broadened our distribution capabilities.

•

In July 2011, we acquired the renewal rights to a book of RV and trailer business (the “RV Business”) from American Modern Home Insurance Company and its affiliates. We also assumed 100% of the in-force RV Business, net of external reinsurance starting January 1, 2012. The primary states for this RV business are California, New Jersey, Texas, Florida, New York and North Carolina.

•

In September 2011, we completed our acquisition of Agent Alliance Insurance Company (“AAIC”), an Alabama-domiciled insurer focused on private passenger auto business in North Carolina. Following a 2012 sale of AAIC to ACP Re, we continue to reinsure 100% of all existing and renewal private passenger auto insurance business of AAIC. See “Certain Relationships and Related Party Transactions—Integon National Reinsurance Agreements.”

•

In November 2011, we acquired 70% of the equity interests of ClearSide General Insurance Services, LLC, a California-based general agency that specializes in personal and commercial property and casualty lines insurance products. In June 2012, we completed our acquisition of the remaining 30% of the equity interests of Clearside General Insurance Services, LLC.

A&H Segment

Overview

Established in 2012, our A&H segment provides accident and health insurance. We market our and other carriers’ A&H insurance products to our target customers through our association relationships and through traditional managing general underwriters selling primarily stop loss products for smaller employers. Our A&H business has been developed during 2012 through six acquisitions, which due to startup costs have had a negative impact on our overall results for 2012.

We believe that the A&H segment provides us an opportunity to deepen our relationships with our existing agents and affinity partners by providing complementary products to many of our more than one million insureds and additional earning opportunities to our P&C agents. Our A&H business complements our affinity channel business because we believe that many of the customers of our affinity partners are purchasers of supplemental health insurance products. We also believe there is a substantial existing and emerging market in the United States for supplemental healthcare products. Industry data have shown that there are approximately 50 million people who are not offered insurance through their employer, of which approximately 17 million have purchased some sort of individual health care coverage, leaving approximately 33 million people without health insurance. We intend to utilize our specialty P&C products and distribution channels to increase sales of our health products to this anticipated target market.

Our focus in our A&H segment is offering products not covered by PPACA, and targeting our existing insureds and the anticipated emerging market of employed persons who are uninsured or underinsured. PPACA was enacted in 2010 with the goal of increasing the rate of health insurance coverage and reducing the overall costs of health care. PPACA seeks to increase the health insurance coverage rate through a number of mechanisms, including expanded access to Medicaid through subsidies, an employer mandate that requires employers with more than fifty full-time employees to offer health insurance, an individual mandate that requires the purchase of essential coverage, and the creation of individual and small group exchanges to facilitate the purchase of health insurance. Notwithstanding the passage of PPACA, the full implementation of which has yet to occur, we believe there will continue to be a significant number of employed persons and their families who do not receive health insurance through their employer. The full implementation of PPACA may exacerbate this situation for certain demographics if the cost of private health care insurance increases. For example, if the cost of private health care insurance increases, a person whose income is more than 400% of the federal poverty line will not qualify for government subsidies to purchase insurance, but may not be able to afford the cost of a major medical policy. Because the penalty for failing to purchase insurance does not apply if the cost of coverage is more than 8.0% of annual household income, which may be the case for a person at this income level, persons who fall in this demographic may have few options for health insurance. We believe we have the opportunity to sell our products to people in this demographic, as well as part-time employees and employees who work for employers with less than 50 employees.

Other target markets for our products include people who have purchased high deductible policies with high maximum out-of-pocket limits. Our supplemental healthcare policies can mitigate exposure to these deductibles and limits by providing affordable coverage for healthcare costs that fall within deductibles and limits. In addition, certain of PPACA mandates do not apply to self-insured plans that are subject to federal regulation under ERISA. If private health insurance costs increase, more companies, particularly smaller companies, may seek to save costs by self-insuring. We expect this to be a growing market, and are prepared to meet the expected demand for this product by administering specialty self-insurance arrangements through our stop-loss insurance arrangements offering ERISA qualified major medical plans to employers in affinity associations or trade groups.

Principally through acquisitions, we have built a platform to market our and other carriers’ A&H products. This platform consists of the following operations.

•

In November 2012, we acquired National Health Insurance Company (“NHIC”), a Texas-domiciled life and health insurer currently licensed in 48 states and the District of Columbia to write our A&H risks. NHIC was established as a life and health insurer in 1979. We have filed and are in the process of receiving approvals for a significant number of our target A&H insurance products for individuals and groups, which include accident, limited medical/hospital indemnity, short-term medical, cancer/critical illness, stop loss, travel accident/trip cancellation and dental/vision coverages.

•

In February 2012, we acquired VelaPoint, LLC, a general agency that operates a call center with approximately 50 licensed agents selling a full range of supplemental medical insurance products, as well as individual major medical policies underwritten through a wide range of third-party insurance companies. For the year ended December 31, 2012, VelaPoint produced approximately $41 million in premium on behalf of third parties. Once the requisite approvals are received, we expect a significant percentage of VelaPoint’s sales of supplemental health products to be written by NHIC.

•

In February 2012, we acquired America’s HealthCare Plan (“AHCP”), a managing general agent/program manager. AHCP works with over 8,000 independent agents and general agents across the country to provide an array of insurance products, including those offered by third-party insurers, and will serve as a significant method of distribution for NHIC’s products.

•

In September 2012, we acquired from the Coca-Cola Bottlers’ Association a health insurance administration company that administers specialty self-insurance arrangements, offering ERISA qualified self-insured plans to employers in affinity associations or trade groups and selling medical stop loss coverage to employers through captive insurers (collectively, the “TABS” companies). We believe the TABS companies, which wrote approximately $23 million in stop loss premium in 2012, have significant growth potential.

•

In January 2013, we assumed 100% of an in-force book of A&H business from an affiliate of AmTrust. In connection therewith, we acquired certain operating assets and hired the related program development personnel who work with outside insurers and wholesalers/program managers to create programs for specialty A&H products like travel, student and international business.

•

In April 2013, we acquired Euro Accident Health & Care Insurance Aktiebolag (“EuroAccident”), a European group life and health insurance managing general agent. The agency distributes life and health insurance to groups as well as individuals. Distribution predominantly takes place through broker channels and affinity partners. For the year ended December 31, 2012, EuroAccident produced approximately $62 million in premium on behalf of third parties. We are in the process of obtaining the necessary licenses and approvals to enable us to write these products on our own behalf.

Product Overview

We focus on products that will be sold outside of the PPACA framework to our existing insureds and the expected emerging uninsured or underinsured individual and group worksite markets, who we expect will consist largely of people with incomes above the level that qualify for government subsidies. This anticipated emerging market includes groups and individuals who may see their out-of-pocket health insurance costs rise under PPACA, part-time employees and full-time employees who work for employers with fewer than 50 employees. Our products include products packaged with other coverages or services to enhance the overall value proposition to the consumer, as well as standalone products either purchased alone or as a supplement to major medical coverage. Target products for groups (through employers) and individuals include:

•

Accident/AD&D. This coverage pays a stated benefit to the insured or his/her beneficiary in the event of bodily injury or death due to accidental means (other than natural causes). For our targeted young and uninsured population, accident policies can provide basic insurance protection for those without coverage. These policies can also serve as supplemental policies underneath high deductible major medical plans.

•

Group Limited Medical/Hospital Indemnity. These plans serve as supplements to high deductible plans, helping mitigate high catastrophic individual out of pocket expenses. They can also be sold as standalone programs, offering basic insurance for those that cannot afford or do not wish to pay for more expensive major medical coverage.

•	Short-Term Medical. These plans offer comprehensive coverage to individuals for a prescribed short duration, generally six months, but can be up to a year.

•

Cancer/Critical Illness. Critical illness policies can provide coverage for many costs that are not covered by traditional health insurance. This coverage can be sold on a guarantee and simplified issue (health questionnaire) basis either as a standalone product or packaged with other products.

•

Stop Loss. We expect that increases in health insurance costs will cause an increase in the number of employers offering self-insured plans. We expect that NHIC will offer a wide array of stop loss programs for small and large employers, as may be permitted by state law. We also seek to package our non-major medical coverages with stop loss programs.

•

Travel Accident/Trip Cancellation. These policies are sold as a standalone product or as an add-on to accident and health coverage. The products are marketed through our specialty managing general underwriters.

•

Dental/Vision. These policies provide basic dental or vision coverage and can be sold on a stand-alone basis or packaged with other products. They are frequently matched with discount plans under which the products can be offered on a cost effective basis.

We believe that the combination of the growing market, the platform of products and distribution that we have assembled, and the experienced management team we have leading this initiative, positions us to achieve substantial growth in premium revenues in this segment.

Distribution

We currently have over one million P&C policyholders. We believe that the products offered by our A&H segment will be complementary products desirable to many of our P&C policyholders and will deepen our relationship with our existing agents and affinity partners for our P&C business. In addition, we plan to capitalize on the anticipated emerging market for supplemental health insurance products by offering our wide range of flexible, ancillary A&H insurance policies through a multi-pronged distribution approach consisting of:

•	approximately 50 licensed agents in our call center;

•	over 8,000 independent agents through our managing general agency;

•	our existing P&C independent agents who are also licensed to sell A&H products;

•	large insurance wholesalers/managing general agents acting through select partner distributor outlets; and

•	worksite marketing through employers with our affinity partnership organization.

Ratings

Financial strength ratings are an important factor in establishing the competitive position of insurance companies and are important to our ability to market and sell our products. Rating organizations continually review the financial positions of insurers, including us. A.M. Best has currently assigned our P&C insurance subsidiaries a group rating of “A-” (Excellent) which is the fourth highest out of fifteen ratings. According to A.M. Best, “A-” ratings are assigned to insurers that have an excellent ability to meet their ongoing financial obligations to policyholders. This rating reflects A.M. Best’s opinion of our ability to pay claims and is not an evaluation directed to investors regarding an investment in our common stock. This rating is subject to periodic review by, and may be revised downward or revoked at the sole discretion of, A.M. Best. There can be no assurance that we will maintain our current ratings. Future changes to our rating may adversely affect our competitive position. Our A&H insurance subsidiary, NHIC, has not yet been rated by A.M. Best or any other rating agency. See “Risk Factors—Risks Relating to our Business Generally—A downgrade in the A.M. Best rating of our insurance subsidiaries would likely reduce the amount of business we are able to write and could materially adversely impact the competitive positions of our insurance subsidiaries.”

Loss Reserves

We record loss reserves for estimated losses under the insurance policies that we write and for loss adjustment expenses (“LAE”) related to the investigation and settlement of policy claims. Our reserves for loss and loss adjustment expenses represent the estimated cost of all reported and unreported loss and loss adjustment expenses incurred and unpaid at any given point in time based on known facts and circumstances.

For the years ended December 31, 2012 and December 31, 2011 our loss reserves, net of reinsurance recoverable, were $294.7 million and $297.7 million, respectively. In 2012, unpaid loss reserves decreased by $3.0 million, or 1.0% of the $297.7 million beginning net loss and LAE reserves at December 31, 2011

There were no significant changes in the key assumptions utilized in the analysis and calculations of our loss reserves during the years ended December 31, 2010, 2011 and 2012.

The process of establishing the liability for unpaid losses and loss adjustment expenses is complex and imprecise as it must take into consideration many variables that are subject to the outcome of future events. As a result, informed subjective estimates and judgments as to our ultimate exposure to losses are an important component of our loss reserving process.

Loss reserves include statistical reserves and case estimates for individual claims that have been reported and estimates for claims that have been incurred but not reported at the balance sheet date as well as estimates of the expenses associated with processing and settling all reported and unreported claims, less estimates of anticipated salvage and subrogation recoveries. Estimates are based upon past loss experience modified for current trends as well as economic, legal and social conditions. Loss reserves, except life reserves, are not discounted to present value, which would involve recognizing the time value of money and offsetting estimates of future payments by future expected investment income.

Incurred but not reported (IBNR) reserve estimates are generally calculated by first projecting the ultimate cost of all claims that have occurred and then subtracting reported losses and loss expenses. Reported losses include cumulative paid losses and loss expenses plus case reserves. The IBNR reserve includes a provision for claims that have occurred but have not yet been reported, some of which are not yet known to the insured, as well as a provision for future development on reported claims.

We regularly review our loss reserves using a variety of actuarial methods and available information. We update the reserve estimates as historical loss experience develops, additional claims are reported and settled or as new information becomes available. Any changes in estimates are reflected in financial results in the period in which the estimates are changed.

Our loss reserves are reviewed quarterly by internal actuaries and at least annually by our external actuaries. The actuarial review may include an actual to expected loss analysis or more detailed reserve indications for segments with changes, as well as the actuary’s reasonable reserve range compared to carried reserves. We review available actuarial indications and review carried reserves compared to the reasonable reserve range to determine whether any reserve adjustments are warranted.

There is no one specific industry standard for determining reasonable reserve ranges. The internal actuarial reserve ranges are established by considering projections using variations in the underlying actuarial assumptions, projections based on different weightings of the individual actuarial methods, projections by statistical variability analysis, or by other appropriate reserve considerations.

Our internal actuarial analysis of the historical data provides the factors we use in our actuarial analysis in estimating our loss and LAE expense reserves. These factors are implicit measures over time of claims reported, average case incurred amounts, case development, severity and payment patterns. However, these factors cannot be directly used as they do not take into consideration changes in business mix, claims management, regulatory issues, medical trends, and other subjective factors. We generally use a combination of actuarial factors and subjective assumptions in the development of up to seven of the following actuarial methodologies:

•

Paid Development Method – uses historical, cumulative paid losses by accident year and develops those actual losses to estimated ultimate losses based upon the assumption that each accident year will develop to estimated ultimate cost in a manner that is analogous to prior years.

•

Paid Generalized Cape Cod Method – combines the Paid Development Method with the expected loss method, where the expected loss ratios are estimated from exposure and claims experience weighted across multiple accident periods. The selected expected loss ratio for a given accident year is derived by giving some weight to all of the accident years in the experience history rather than treating each accident year independently.

•

Paid Bornhuetter-Ferguson (“BF”) Method – a combination of the Paid Development Method and the Expected Loss Method, the Paid BF Method estimates ultimate losses by adding actual paid losses and projected future unpaid losses. The amounts produced are then added to cumulative paid losses to produce the final estimates of ultimate incurred losses.

•

Incurred Development Method – uses historical, cumulative incurred losses by accident year and develops those actual losses to estimated ultimate losses based upon the assumption that each accident year will develop to estimated ultimate cost in a manner that is analogous to prior years.

•

Incurred Generalized Cape Cod Method – combines the Incurred Development Method with the expected loss method, where the expected loss ratios are estimated from exposure and claims experience weighted across multiple accident periods. The selected expected loss ratio for a given accident year is derived by giving some weight to all of the accident years in the experience history rather than treating each accident year independently.

•

Incurred Bomhuetter (“BF”) Method – a combination of the Incurred Development Method and the Expected Loss Method, the Incurred BF Method estimates ultimate losses by adding actual incurred losses and projected future unreported losses. The amounts produced are then added to cumulative incurred losses to produce an estimate of ultimate incurred losses.

•	Expected Loss Method – utilizes an expected ultimate loss ratio based on historical experience adjusted for trends multiplied by earned premium to project ultimate losses.

For each method, losses are projected to the ultimate amount to be paid. The Company then analyzes the results and may emphasize or deemphasize some or all of the outcomes to reflect actuarial judgment regarding their reasonableness in relation to supplementary information and operational and industry changes. These outcomes are then aggregated to produce a single selected point estimate that is the basis for the internal actuary’s point estimate for loss reserves.

In determining the level of emphasis that may be placed on some or all of the methods, internal actuaries periodically review statistical information as to which methods are most appropriate, whether adjustments are appropriate within the particular methods, and if results produced by each method include inherent bias reflecting operational and industry changes. This supplementary information may include:

•	open and closed claim counts;

•	statistics related to open and closed claim count percentages;

•	claim closure rates;

•	changes in average case reserves and average loss and loss adjustment expenses incurred on open claims;

•	reported and ultimate average case incurred changes;

•	reported and projected ultimate loss ratios; and

•	loss payment patterns.

When reviewing reserves described in this section, we analyze historical data and estimate the impact of numerous factors such as (1) individual claim information; (2) industry and the historical loss experience; (3) legislative enactments, judicial decisions, legal developments in the imposition of damages, and changes in political attitudes; and (4) trends in general economic conditions, including the effects of inflation. This process assumes that past experience, adjusted for the effects of current developments and anticipated trends, is an appropriate basis for predicting future events. There is no precise method for subsequently evaluating the impact of any specific factor on the adequacy of reserves, because the eventual deficiency or redundancy is affected by multiple factors. The key assumptions we use in our determination of appropriate reserve levels include the underlying actuarial methodologies, consideration of pricing and underwriting initiatives, an evaluation of reinsurance costs and retention levels, and consideration of any claims handling impact on paid and incurred loss data trends embedded in the traditional actuarial methods.

With respect to the ultimate estimates for losses and LAE, the key assumptions remained consistent for the year ended December 31, 2012, and the year ended December 31, 2011. If circumstances bear out our assumptions, losses incurred in 2012 should develop similarly to losses incurred in 2011 and prior years. Thus, if the Net Loss Ratio for premiums written in a given accident year is 65.0%, we expect that the Net Loss Ratio for premiums written in that same accident year evolving in Year 2 would also be 65.0%. However, due to the inherent uncertainty in the loss development factors, our actual liabilities may differ significantly from our original estimates.

The reserve range below provides a sensitivity analysis regarding a range of reserve estimates considered to be reasonable based on current information and normal variations in actuals losses and assumptions. This range was developed based on actuarial judgment of the potential variance in key loss reserve factors which influence ultimate frequency and severity that can cause favorable or unfavorable development in loss reserves. However, due to the inherent uncertainty involved with projecting future loss events, the reserve range does not include all possible outcomes, and our actual liabilities may differ significantly from our original reserve estimates. Our analysis does not anticipate any extraordinary changes in the legal, social or economic environments that could affect the ultimate outcome of claims, or the emergence of claims from causes not currently recognized in the historical data. Such extraordinary changes or claim emergence may impact the level of required reserves in ways that are not presently quantifiable. Thus, while we believe our reserve estimates are reasonable given the information currently available, it must be recognized that actual emergence of losses could deviate, perhaps significantly, from our estimates and the amounts recorded by the Company.

Loss Reserves evaluated as of 12/31/2012

(amounts in millions)

Sensitivity Range	Net Loss & LAE Reserves
Low End of the Range	$268.7
Carried Reserves	$294.7
High End of the Range	$318.6

The resulting range derived from this sensitivity analysis would have increased net reserves by approximately $23.9 million or decreased net reserves by approximately $26 million, at December 31, 2012. The increase would have reduced net income and stockholders’ equity by approximately $15.8 million. The decrease would have increased net income and stockholders equity by approximately $17.2. A change in our reserves for net losses and loss adjustment expenses would not have an immediate impact on our liquidity, but would affect cash flow in future periods as the losses are paid.

Given the numerous factors and assumptions used in our estimates of net reserves for losses and loss adjustment expenses, and consequently this sensitivity analysis, we do not believe that it would be meaningful to provide more detailed disclosure regarding specific factors and assumptions and the individual effects of these factors and assumptions on our net reserves. Furthermore, there is no precise method for subsequently reevaluating the impact of any specific factor or assumption on the adequacy of reserves because the eventual deficiency or redundancy is affected by multiple interdependent factors.

Reconciliation of Loss and Loss Adjustment Expense Reserves

The table below shows the reconciliation of loss reserves on a gross and net basis for the years ended December 31, 2012, December 31, 2011 and the ten months ended December 31, 2010, reflecting changes in losses incurred and paid losses:

(amounts in thousands)	Year Ended December 31,		Period from March 1, 2010 (Inception) to December 31,
	2012	2011	2010
Unpaid losses and LAE, gross of related reinsurance recoverables at beginning of year	$1,218,412	$1,081,630	$1,064,602
Less: Reinsurance recoverables at beginning of year	(920,719)	(695,023)	(618,883)
Net balance, beginning of year	297,693	386,607	445,719
Incurred related to:
Current year	393,368	355,776	381,015
Prior year	1,298	(21,929)	10,618
Total incurred losses during the year	394,666	333,847	391,633
Paid losses and LAE related to:
Current year	(271,158)	(226,295)	(438,529)
Prior year	(136,426)	(198,970)	(12,216)
Total payments for losses and LAE	(407,584)	(425,265)	(450,745)
Net balance	284,775	295,189	386,607
Acquired outstanding loss and loss adjustment reserve	9,921	2,504	—
Plus reinsurance recoverables at end of year	991,837	920,719	695,023
Unpaid losses and LAE, gross of related reinsurance recoverables at end of year	$1,286,533	$1,218,412	$1,081,630

For the years ended December 31, 2012, December 31, 2011 and the ten months ended December 31, 2010, our gross reserves for loss and LAE were $1,287 million, $1,218 million, and $1,082 million, of which our reserves for estimated losses that have been incurred but not reported (IBNR) constituted 73%, 76% and 69%, respectively.

Prior Year Loss Development

Changes in loss reserve estimates are unavoidable because such estimates are subject to the outcome of future events. Loss trends vary and time is required for changes in trends to be recognized and confirmed. Reserve changes that increase previous estimates of ultimate cost are referred to as unfavorable or adverse development or reserve strengthening. Reserve changes that decrease previous estimates of ultimate cost are referred to as favorable development or reserve releases.

The table below shows the net loss development for business written for each period presented. The table reflects the changes in our loss and LAE reserves in subsequent years from the prior loss estimates based on experience as of the end of each succeeding year on a general accepted accounting principles (“GAAP”) basis.

The next section of the table sets forth the re-estimates in later years of incurred losses, including payments, for the years indicated. The next section of the table shows, by year, the cumulative amounts of loss and LAE payments, net of amounts recoverable from reinsurers, as of the end of each succeeding year.

The “cumulative redundancy (deficiency)” represents, as of December 31, 2012, the difference between the latest re-estimated liability and the amounts as originally estimated. A redundancy or favorable development means that the original estimate was higher than the current estimate. A deficiency or unfavorable development means that the current estimate is higher than the original estimate.

Analysis of Loss and Loss Adjustment Expense Reserve Development

(amounts in thousands)	Period from March 1, 2010 (Inception) to December 31,	Year Ended December 31,
Gross Basis	2010	2011	2012
Gross of Reinsurance Loss and LAE Reserve
As Originally Estimated	$1,081,630	$1,218,412	$1,286,533
Liability re-estimated as of:
One year later	$1,190,512	$1,236,164
Two years later	$1,272,311
Three years later
Cumulative deficiency (redundancy)	$190,681	$17,752
Cumulative amount paid as of:
One year later	$324,931	$298,463
Two years later	$463,252
Three years later
Re-estimated Liability as % of Original as of:
One year later	110.1%	101.5%
Two years later	117.6%
Three years later
Cumulative deficiency (redundancy) on gross reserve	17.6%	1.5%
Loss and LAE cumulative paid as a percentage of Originally Estimated Liability
One year later	30.0%	24.5%
Two years later	42.8%
Three years later

(amounts in thousands)	Period from March 1, 2010 (Inception) to December 31,	Year Ended December 31,
Net Basis	2010	2011	2012
Net of Reinsurance Loss and LAE Reserve
As Originally Estimated	$386,607	$297,693	$294,696
Net Liability re-estimated as of:
One year later	$364,678	$298,991
Two years later	$396,514
Three years later
Cumulative deficiency (redundancy)	$9,907	$1,298
Cumulative amount paid as of:
One year later	$198,970	$136,447
Two years later	$277,463
Three years later
Re-estimated Liability as % of Original as of:
One year later	94.3%	100.4%
Two years later	102.6%
Three years later
Cumulative deficiency (redundancy) on net reserve	2.6%	0.4%
Net Loss and LAE cumulative paid as a percentage of Originally Estimated Liability
One year later	51.5%	45.8%
Two years later	71.8%
Three years later

In 2012 and 2011, our liabilities for net unpaid loss and LAE attributable to prior years increased by $1.3 million and increased by $9.9 million, respectively. In 2012, the $1.3 million prior year unfavorable development is 0.4% of the original net reserve and was driven by unfavorable reserve development for personal injury protection coverage. In 2011, the $9.9 million prior year unfavorable development is 2.6% of the original net reserve and is driven by unfavorable development for personal injury protection and auto liability coverages. These revised reserve estimates are generally the result of ongoing analysis of recent loss development trends and emerging historical experience. Original estimates are increased or decreased as additional information becomes known regarding individual claims.

Technology

We rely heavily on technology and extensive data gathering and analysis to evaluate and price our products accurately according to risk exposure. In order to provide our policyholders and producers with superior service and realize profitable growth, we have substantially upgraded our information technology capabilities in recent years. In 2010, we started development on our new P&C policy administration system named “NPS.” On a limited basis, we launched our system in January 2011 and as of August 2013, 88% of our policies are administered on the system. NPS is based on advanced server-based technology allowing quicker processing and the ability for enhanced scalability. This new system will allow us to reduce cost by eliminating our three costly legacy mainframe based systems and will allow for increased straight-through automated processing, removing the need for expensive back office processes as well as providing enhanced self-service functionality. Since inception, we have reduced our information technology operating expenses significantly. By the end of 2013, we expect to have fully integrated our new policy administration system across all lines of our P&C business, retired the three legacy systems and also to have significantly incorporated our RAD 5.0 underwriting pricing tool into this system. Our goal is to continue to make strategic investments in technology in order to develop sophisticated tools that enhance our customer service, product management and data analysis capabilities.

RAD 5.0 is an underwriting pricing tool that more accurately prices specific risk exposures to assist us in profitably underwriting our P&C products. Our RAD 5.0 technology offers significant advantages over our current underwriting pricing system by employing numerous additional components and pricing strategies such as supplemental risk and improved credit modeling. The RAD 5.0 underwriting pricing tool facilitates better pricing over the lifetime of a policy by employing lifetime value modeling, elasticity modeling and optimized pricing. See “—P&C Segment—Underwriting, pricing and risk management, and actuarial capabilities.”

Consistent with our niche, technology-driven focus, we have recently entered into an arrangement with a managing general agency that has developed advanced vehicle telematics technology that monitors miles driven and other driver behavior, enabling us to leverage this technology to offer lower cost, low mileage products with less exposure.

Legal Proceedings

We are routinely involved in legal proceedings arising in the ordinary course of business, in particular in connection with claims adjudication with respect to our policies. We believe we have recorded adequate reserves for these liabilities and that there is no individual case pending that is likely to have a material adverse effect on our financial condition or results of operations.

Properties

We lease an aggregate of approximately 621,500 square feet of office space in 13 locations. We have an ownership interest in the entities that own the buildings in which we lease space at two of these locations, which represent an aggregate of approximately 155,000 square feet. See “Certain Relationships and Related Party Transactions.”

Employees

As of June 30, 2013, we employed approximately 2,044 persons, including part-time employees, none of whom are covered by collective bargaining arrangements.

REGULATION

General

We are subject to extensive regulation in the United States and to a lesser extent in Bermuda, Luxembourg and Sweden. We have 11 operating insurance subsidiaries domiciled in the United States: Integon Casualty Insurance Company, Integon General Insurance Company, Integon Indemnity Corporation, Integon National Insurance Company, Integon Preferred Insurance Company, New South Insurance Company, MIC General Insurance Corporation, National General Insurance Company, National General Assurance Company, National General Insurance Online, Inc. and National Health Insurance Company.

State Insurance Regulation

Insurance companies are subject to regulation and supervision by the department of insurance in the jurisdiction in which they are domiciled and, to a lesser extent, other jurisdictions in which they are authorized to conduct business. The primary purpose of such regulatory powers is to protect individual policyholders. State insurance authorities have broad regulatory, supervisory and administrative powers, including, among other things, the power to (a) grant and revoke licenses to transact business, including individual lines of authority, (b) set the standards of solvency to be met and maintained, (c) determine the nature of, and limitations on, investments and dividends, (d) approve policy rules, rates and forms prior to issuance, (e) regulate and conduct specific examinations regarding marketing, unfair trade, claims and fraud prevention and investigation practices, and (f) conduct periodic comprehensive examinations of the financial condition of insurance companies domiciled in their state. In particular, commercial policy rates and forms are closely regulated in all states.

Financial Oversight

Reporting Requirements

Our insurance subsidiaries are required to file detailed financial statements prepared in accordance with statutory accounting principles and other reports with the departments of insurance in all states in which they are licensed to transact business. These reports include details concerning claims reserves held by the insurer, specific investments held by the insurer, and numerous other disclosures about the insurer’s financial condition and operations. These financial statements are subject to periodic examination by the department of insurance in each state in which they are filed.

Investments

State insurance laws and insurance departments also regulate investments that insurers are permitted to make. Limitations are placed on the amounts an insurer may invest in a particular issuer, as well as the aggregate amount an insurer may invest in certain types of investments. Certain investments (such as real estate) are prohibited by certain jurisdictions.

Each of our domiciliary states (North Carolina, Missouri, Michigan, and Texas) has its own regulations and limitations on the amounts an insurer may invest in a particular issuer and the aggregate amount an insurer may invest in certain types of investments. In general, investments may not exceed a certain percentage of surplus, admitted assets or total investments. For example, the investments of Integon National, domiciled in North Carolina, in stocks shall not exceed twenty-five percent of Integon National’s admitted assets and the stock of any one corporation may not exceed three percent of their admitted assets. To ensure compliance in each state, we review our investment portfolio quarterly based on each states regulations and limitations.

State Insurance Department Examinations

As part of their regulatory oversight process, state insurance departments conduct periodic detailed financial examinations of insurance companies domiciled in their states, generally once every three to five years. Examinations are generally carried out in cooperation with the insurance departments of other states under guidelines promulgated by the NAIC.

A second type of regulatory oversight examination of insurance companies involves a review by an insurance department of an authorized company’s market conduct, which entails a review and examination of a company’s compliance with laws governing marketing, underwriting, rating, policy-issuance, claims-handling and other aspects of its insurance business during a specified period of time.

The results of these examinations can give rise to regulatory orders requiring remedial, injunctive or other corrective action on the part of the company that is the subject of the examination or assessing fines or other penalties against that company.

Risk-Based Capital Regulations

Our insurance subsidiaries are required to report their risk-based capital based on a formula developed and adopted by the NAIC that attempts to measure statutory capital and surplus needs based on the risks in the insurer’s mix of products and investment portfolio. The formula is designed to allow insurance regulators to identify weakly-capitalized companies. Under the formula, a company determines its “risk-based capital” by taking into account certain risks related to the insurer’s assets (including risks related to its investment portfolio and ceded reinsurance) and the insurer’s liabilities (including underwriting risks related to the nature and experience of its insurance business). The Departments of Insurance in our domiciliary states generally require a minimum total adjusted risk-based capital equal to 200% of an insurance company’s authorized control level risk-based capital. Each of our insurance subsidiaries had total adjusted risk-based capital substantially in excess of 200% of the authorized control level as of December 31, 2012.

Insurance Regulatory Information System Ratios

The NAIC Insurance Regulatory Information System, or IRIS, is part of a collection of analytical tools designed to provide state insurance regulators with an integrated approach to screening and analyzing the financial condition of insurance companies operating in their respective states. IRIS is intended to assist state insurance regulators in targeting resources to those insurers in greatest need of regulatory attention. IRIS consists of two phases: statistical and analytical. In the statistical phase, the NAIC database generates key financial ratio results based on financial information obtained from insurers’ annual statutory statements. The analytical phase is a review of the annual statements, financial ratios and other automated solvency tools. The primary goal of the analytical phase is to identify companies that appear to require immediate regulatory attention. A ratio result falling outside the usual range of IRIS ratios is not considered a failing result; rather, unusual values are viewed as part of the regulatory early monitoring system. Furthermore, in some years, it may not be unusual for financially sound companies to have several ratios with results outside the usual ranges. An insurance company may fall out of the usual range for one or more ratios because of specific transactions that are in themselves immaterial or because of certain reinsurance or pooling structures or changes in such structures.

In 2012, nine of our insurance subsidiaries had four ratios or more departing from the usual range of values. Seven insurance companies (Integon Indemnity Corporation, Integon General Insurance Corporation, Integon Preferred Insurance Company, Integon Casualty Insurance Company, MIC General Insurance Corporation, National General Insurance Company and National General Assurance Company) had five ratios with deviations; New South Insurance Company had seven ratios with deviations; and Integon National Insurance Company had nine ratios with deviations. For these Companies the deviations from the usual ranges were primarily the result of changes in the structure of our intercompany reinsurance program between 2011 and 2012. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.” National Health Insurance Company had four ratios with deviations as a result of the company containing a renewal only book of business and the company being purchased during 2012 resulting in its invested assets being liquidated prior to the closing of the acquisition. All of our remaining insurance subsidiaries had less than four ratios outside of the usual ranges. The insurance subsidiaries responded to these variances with no further inquiry noted from the NAIC.

Statutory Accounting Principles

Statutory accounting principles, or SAP, are a basis of accounting developed to assist insurance regulators in monitoring and regulating the solvency of insurance companies. SAP is primarily concerned with measuring an insurer’s solvency. Statutory accounting focuses on valuing assets and liabilities of insurers at financial reporting dates in accordance with appropriate insurance law and regulatory provisions applicable in each insurer’s domiciliary state.

GAAP is concerned with a company’s solvency, but is also concerned with other financial measurements, principally income and cash flows. Accordingly, GAAP gives more consideration to appropriately matching revenue and expenses and accounting for management’s stewardship of assets than does SAP. As a direct result, different assets and liabilities and different amounts of assets and liabilities will be reflected in financial statements prepared in accordance with GAAP as compared to SAP.

Some principal differences in SAP as compared to GAAP that relate to our operations are as follows:

(a)	Admitted assets – the term admitted assets means the assets are stated at values that are permitted by the insurance departments of the states of domicile. The increase or decrease in non-admitted assets is charged directly to unassigned surplus. Under GAAP, the assets would be included in the balance sheet, net of any valuation allowances.

(b)	Investments – are valued in accordance with the laws of the States of Domicile and the valuations prescribed by the Securities Valuation Office (“SVO”) of the National Association of Insurance Commissioners (NAIC). Market values of certain investments in bonds are based on values specified by the NAIC rather than on actual or estimated fair values under GAAP.

(c)	Policy acquisition Costs – costs of acquiring and renewing business are expensed when incurred under SAP rather than capitalized and amortized over the terms of the related policies under GAAP.

(d)	Reinsurance – commissions and allowances on reinsurance ceded are recognized in operations when incurred under SAP, to the extent the amount does not exceed actual acquisition costs, rather than being deferred and amortized over the terms of the respective reinsurance agreements under GAAP. Reserves for losses and loss adjustment expenses (LAE) and unearned premiums are reported net of the impact of reinsurance rather than reporting the gross amounts and recording assets for the amounts related to reinsurance ceded as required by Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 944.

(e)	Unauthorized reinsurance – SAP require a liability for unauthorized reinsurance to be recorded representing reinsurance recoverable on paid losses and LAE, unearned premiums and unpaid losses and LAE in excess of funds held, letters of credit and trust accounts on business reinsured with insurance companies not qualified to do business in the state of domicile. Changes in this liability are charged directly to unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings.

(f)	Goodwill – Under SAP, goodwill is calculated as the difference between the costs of acquiring the entity and the reporting entity’s share of the historical book value of the acquired entity. In addition, goodwill is subject to certain limitations and is amortized over 10 years or less, with a change to unrealized capital loss. Goodwill under GAAP is calculated as the difference between the cost of the acquiring the entity and fair value of the assets received and liabilities assumed and are not amortized.

(g)	Income Taxes – under SAP, deferred tax assets are specifically limited to (1) the amount of federal income taxes paid in prior years that can be recovered through loss carrybacks for existing temporary differences that reverse by the end of the subsequent calendar year, plus (2) the lesser of the remaining gross deferred tax assets expected to be realized within one year of the balance sheet date or 10% of capital and surplus excluding any net deferred tax assets, plus (3) the amount of remaining gross deferred tax assets that can be offset against existing gross deferred tax liabilities. The remaining deferred tax assets are non-admitted. The change in net admitted deferred income tax is credited or charged directly to surplus. Under GAAP, the amount is charged or credited to income tax expense.

(h)	Equalization reserve – Luxembourg domiciled insurance companies are allowed to record a catastrophe reserve in excess of required reserves determined by a formula based on the volatility of the business ceded to the company. Under U.S. GAAP this formula based catastrophe reserve is not recognized.

Credit for Reinsurance

State insurance laws permit U.S. insurance companies, as ceding insurers, to take financial statement credit for reinsurance that is ceded, so long as the assuming reinsurer satisfies the state’s credit for reinsurance laws. The Nonadmitted and Reinsurance Reform Act (“NRRA”) contained in the Dodd-Frank Act provides that if the state of domicile of a ceding insurer is an NAIC accredited state, or has financial solvency requirements substantially similar to the requirements necessary for NAIC accreditation, and recognizes credit for reinsurance for the insurer’s ceded risk, then no other state may deny such credit for reinsurance. Because all states are currently accredited by the NAIC, the Dodd-Frank Act prohibits a state in which a U.S. ceding insurer is licensed but not domiciled from denying credit for reinsurance for the insurer’s ceded risk if the cedant’s domestic state regulator recognizes credit for reinsurance. The ceding company in this instance is permitted to reflect in its statutory financial statements a credit in an aggregate amount equal to the ceding company’s liability for unearned premium (which are that portion of premiums written which applies to the unexpired portion of the policy period), loss reserves and loss expense reserves to the extent ceded to the reinsurer.

Holding Company Regulation

We qualify as a holding company system under state-enacted legislation that regulates insurance holding company systems. Each insurance company in a holding company system is required to register with the insurance regulatory agency of its state of domicile and periodically furnish information concerning its operations and transactions, particularly with other companies within the holding company system that may materially affect its operations, management or financial condition.

Transactions with Affiliates

The insurance laws in most of those states provide that all transactions among members of an insurance holding company system must be fair and reasonable. These laws require disclosure of material transactions within the holding company system and, in some cases, prior notice of or approval for certain transactions, including, among other things, (a) the payment of certain dividends, (b) cost sharing agreements, (c) intercompany agency, service or management agreements, (d) acquisition or divestment of control of or merger with domestic insurers, (e) sales, purchases, exchanges, loans or extensions of credit, guarantees or investments if such transactions are equal to or exceed certain thresholds, and (f) reinsurance agreements. All transactions within a holding company system affecting an insurer must have fair and reasonable terms and are subject to other standards and requirements established by law and regulation.

Dividends

Our insurance subsidiaries are subject to statutory requirements as to maintenance of policyholders’ surplus and payment of dividends. In general, the maximum amount of dividends that the insurance subsidiaries may pay in any 12-month period without regulatory approval is the greater of adjusted statutory net income or 10% of statutory policyholders’ surplus as of the preceding calendar year end. Adjusted statutory net income is generally defined for this purpose to be statutory net income, net of realized capital gains, for the calendar year preceding the date of the dividend. Also, most states restrict an insurance company’s ability to pay dividends in excess of its statutory unassigned surplus or earned surplus. In addition, state insurance regulators may limit or restrict an insurance company’s ability to pay stockholder dividends or as a condition to issuance of a certificate of authority, as a condition to a change of control approval or for other regulatory reasons.

Enterprise Risk and Other New Developments

In December 2010, the NAIC adopted amendments to the Model Insurance Holding Company System Regulation Act and Regulation (the “Amended Model Act and Regulation”) to introduce the concept of “enterprise risk” within an insurance company holding system. “Enterprise risk” is defined as any activity, circumstance, event or series of events involving one or more affiliates of an insurer that, if not remedied promptly, is likely to have a material adverse effect upon the financial condition or the liquidity of the insurer or its insurance holding company system as a whole. The Amended Model Act and Regulation imposes more extensive informational requirements on an insurance holding company system in order to protect the licensed insurance companies from enterprise risk, including requiring it to prepare an annual enterprise risk report that identifies the material risks within the insurance company holding system that could pose enterprise risk to the licensed insurer. In addition, the Amended Model Act and Regulation requires any controlling person of a domestic insurer seeking to divest its controlling interest in the domestic insurer to file a notice of its proposed divestiture, which may be subject to approval by the insurance commissioner. To date, 14 states have adopted some or all of the changes in the Amended Model Act and Regulation, including California and Texas, where some of our insurance companies are domiciled or commercially domiciled. The NAIC has made certain sections of the amendments part of its accreditation standards for state solvency regulation, which may motivate more states to adopt the amendments promptly.

Change of Control

State insurance holding company laws require prior approval by the respective state insurance departments of any change of control of an insurer. “Control” is generally defined as the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of the company, whether through the ownership of voting securities, by contract or otherwise. Control is generally presumed to exist through the direct or indirect ownership of 10% or more of the voting securities of a domestic insurance company or any entity that controls a domestic insurance company. In addition, two of our insurance subsidiaries are currently deemed to be commercially domiciled in Florida and, as such, are subject to regulation by the Florida Office of Insurance Regulation (“OIR”). Florida insurance law prohibits any person from acquiring 5% or more of our outstanding voting securities or those of any of our insurance subsidiaries without the prior approval of the Florida OIR. However, a party may acquire less than 10% of our voting securities without prior approval if the party files a disclaimer of affiliation and control. Any person wishing to acquire control of us or of any substantial portion of our outstanding shares would first be required to obtain the approval of the domestic regulators (including those asserting “commercial domicile”) of our insurance subsidiaries or file appropriate disclaimers.

Any future transactions that would constitute a change of control, including a change of control of us and/or any of our domestic insurance subsidiaries, would generally require the party acquiring or divesting control to obtain the prior approval of the department of insurance in the state in which the insurance company being acquired is domiciled (and in any other state in which the company may be deemed to be commercially domiciled by reason of concentration of its insurance business within such state) and may also require pre-notification in certain other states. Obtaining these approvals may result in the material delay of, or deter, any such transaction.

In addition, insurance laws in many states contain provisions that require pre- and post-notification to the insurance departments of a change of control of certain non-domestic insurance companies licensed in those states, as well as post-notification of a change of control of certain agencies and third-party administrators.

These laws may discourage potential acquisition proposals and may delay, deter or prevent a change of control of us, including through transactions, and in particular unsolicited transactions, that some or all of our stockholders might consider to be desirable.

Market Conduct

Regulation of Insurance Rates and Approval of Policy Forms

The insurance laws of most states in which we conduct business require insurance companies to file insurance rate schedules and insurance policy forms for review and approval. If, as permitted in some states, we begin using new rates before they are approved, we may be required to issue refunds or credits to the policyholders if the new rates are ultimately deemed excessive or unfair and disapproved by the applicable state regulator. In other states, prior approval of rate changes is required and there may be long delays in the approval process or the rates may not be approved. Accordingly, our ability to respond to market developments or increased costs in that state can be adversely affected.

Underwriting

The use of credit in underwriting and rating is the subject of significant regulatory and legislative activity. Regulators and legislators have expressed a number of concerns related to the use of credit, including: questions regarding the accuracy of credit reports, perceptions that credit may have a disparate effect on the poor and certain minority groups, the perceived lack of a demonstrated causal relationship between credit and insurance risk, the treatment of persons with limited or no credit, the impact on credit of extraordinary life events (e.g., catastrophic injury or death of a spouse), and the credit attributes applied in the credit scoring models used by insurers. A number of state insurance departments have issued bulletins, directives, or regulations that regulate or prohibit the use of credit by insurers. In addition, a number of states are considering or have passed legislation to regulate insurers’ use of credit information. The use of credit information continues to be a regulatory and legislative issue, and it is possible that the U.S. Congress or one or more states may enact further legislation affecting its use in underwriting and rating limitations on the ability to charge policy fees.

Unfair Claims Practices

Generally, insurance companies, adjusting companies and individual claims adjusters are prohibited by state statutes from engaging in unfair claims practices on a flagrant basis or with such frequency to indicate a general business practice. Unfair claims practices include:

•	misrepresenting pertinent facts or insurance policy provisions relating to coverages at issue;

•	failing to acknowledge and act reasonably promptly upon communications with respect to claims arising under insurance policies;

•	failing to adopt and implement reasonable standards for the prompt investigation and settlement of claims arising under its policies;

•	failing to affirm or deny coverage of claims within a reasonable time after proof of loss statements have been completed;

•	attempting to settle a claim for less than the amount to which a reasonable person would have believed such person was entitled;

•	attempting to settle claims on the basis of an application that was altered without notice to or knowledge or consent of the insured;

•	compelling insureds to institute suits to recover amounts due under policies by offering substantially less than the amounts ultimately recovered in suits brought by them;

•	refusing to pay claims without conducting a reasonable investigation;

•	making claim payments to an insured without indicating the coverage under which each payment is being made;

•

delaying the investigation or payment of claims by requiring an insured, claimant or the physician of either to submit a preliminary claim report and then requiring the subsequent submission of formal proof of loss forms, both of which submissions contains substantially the same information;

•	failing, in the case of claim denials or offers of compromise or settlement, to promptly provide a reasonable and accurate explanation of the basis for such actions; and

•	not attempting in good faith to effectuate prompt, fair and equitable settlements of claims in which liability has become reasonably clear.

Guaranty Fund Assessments

Most, if not all, of the states where we are licensed to transact business require that property and casualty insurers doing business within the state participate in a guaranty association, which is organized to pay contractual benefits owed pursuant to insurance policies issued by impaired, insolvent or failed insurers. These associations levy assessments, up to prescribed limits, on all member insurers in a particular state on the basis of the proportionate share of the premiums written by the member insurers in the lines of business in which the impaired, insolvent or failed insurer is engaged. Some states permit member insurers to recover assessments paid through full or partial premium tax offsets.

Property and casualty insurance company insolvencies or failures may result in additional guaranty association assessments to our insurance subsidiaries at some future date. At this time, we are unable to determine the impact, if any, such assessments may have on their financial positions or results of their operations. As of December 31, 2012, each of our insurance subsidiaries has established accruals for guaranty fund assessments with respect to insurers that are currently subject to insolvency proceedings.

Assigned Risks

Automobile liability insurers in California are required to sell BI liability, property damage liability, medical expense, and uninsured motorist coverage to a proportionate number (based on the insurer’s share of the California automobile casualty insurance market) of those drivers applying for placement as “assigned risks.” Drivers seek placement as assigned risks because their driving records or other relevant characteristics make them difficult to insure in the voluntary market. Many of the other states in which we conduct business offer programs similar to that of California.

Restrictions on Withdrawal, Cancellation, and Nonrenewal

In addition, many states have laws and regulations that limit an insurer’s ability to withdraw from a particular market. For example, states may limit an insurer’s ability to cancel or not renew policies. Furthermore, certain states prohibit an insurer from withdrawing from one or more lines of business written in the state, except pursuant to a plan that is approved by the state insurance department. The state insurance department may disapprove any proposed plan that may lead to market disruption. Laws and regulations that limit cancellation and non-renewal and that subject program withdrawals to prior approval requirements may restrict the ability of our insurance subsidiaries to exit unprofitable markets.

Required Licensing

Our insurance subsidiaries operate under licenses issued by the department of insurance in the states in which they sell insurance. If a regulatory authority denies or delays granting a new license, our ability to offer new insurance products in that market may be substantially impaired. In addition, if the department of insurance in any state in which one of our insurance subsidiaries currently operates suspends, non-renews, or revokes an existing license, we would not be able to offer affected products in the state.

Licensing of Producers and Other Entities

Insurance agencies, producers, third-party administrators, claims adjusters and service contract providers and administrators are subject to licensing requirements and regulation by insurance regulators in various states in which they conduct business. Certain of our subsidiaries engage in these functions and are subject to licensing requirements and regulation by insurance regulators in various states.

Federal and State Legislative and Regulatory Changes

From time to time, various regulatory and legislative changes have been proposed in the insurance industry. Among the proposals that have in the past been or are at present being considered are the possible introduction of federal regulation in addition to, or in lieu of, the current system of state regulation of insurers and proposals in various state legislatures (some of which have been enacted) to conform portions of their insurance laws and regulations to various model acts adopted by the National Association of Insurance Commissioners (“NAIC”). The NAIC has undertaken a Solvency Modernization Initiative focused on updating the U.S. insurance solvency regulation framework, including capital requirements, governance and risk management, group supervision, accounting and financial reporting and reinsurance. The Amended Model Act and Regulation (discussed above) is a result of these efforts. Additional requirements are also expected. For example, the NAIC has adopted the Risk Management and Own Risk and Solvency Assessment (“ORSA”) Model Act, which when adopted by the states, will require insurers to perform an ORSA and, upon request of a state, file an ORSA Summary Report with the state. The ORSA Summary Report will be required in 2014, subject to the various dates of adoption by states, and will describe our process for assessing our own solvency.

On July 21, 2010, the President signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) that established a Federal Insurance Office within the U.S. Department of the Treasury. The Federal Insurance Office initially is charged with monitoring all aspects of the insurance industry (other than health insurance, certain long-term care insurance and crop insurance), gathering data, and conducting a study on methods to modernize and improve the insurance regulatory system in the United States. A report on this study was required to be delivered to Congress within 18 months after enactment of the Dodd-Frank Act, but as of the date of this disclosure, had not yet been issued. This report could be influential in reshaping the current state-based insurance regulatory system and /or introducing a direct federal role in such regulation. In addition, the Dodd-Frank Act gives the Federal Reserve supervisory authority over a number of financial services companies, including insurance companies, if they are designated by a two-thirds vote of a Financial Stability Oversight Council as “systemically important.” If an insurance company is designated as systemically important, the Federal Reserve’s supervisory authority could include the ability to impose heightened financial regulation upon that insurance company and could impact requirements regarding its capital, liquidity and leverage as well as its business and investment conduct.

The Dodd-Frank Act also incorporates the NRRA, which became effective on July 21, 2011. Among other things, the NRRA establishes national uniform standards on how states may regulate and tax surplus lines insurance and sets national standards concerning the regulation of reinsurance. In particular, the NRRA gives regulators in the home state of an insured exclusive authority to regulate and tax surplus lines insurance transactions, and regulators in a ceding insurer’s state of domicile the sole responsibility for regulating the balance sheet credit that the ceding insurer may take for reinsurance recoverables.

As noted above, new guidance and regulations continue to be issued under PPACA. If we are unable to adapt our A&H business to current and/or future requirements of PPACA, or if significant uncertainty continues with respect to implementation of PPACA, our A&H business could be materially adversely affected. Furthermore, should Congress extend the scope of PPACA to include some or all of our current and proposed A&H products, such a development could have a material adverse effect on our A&H business.

Other possible federal regulatory developments include the introduction of legislation in Congress that would repeal the McCarran-Ferguson Act antitrust exemption for the insurance industry. The antitrust exemption allows insurers to compile and share loss data, develop standard policy forms and manuals and predict future loss costs with greater reliability, among other things. The ability of the industry, under the exemption permitted in the McCarran-Ferguson Act, to collect loss cost data and build a credible database as a means of predicting future loss costs is an important part of cost-based pricing. If the ability to collect this data were removed, the predictability of future loss costs and the reliability of pricing could be undermined.

Privacy Regulations

In 1999, Congress enacted the Gramm-Leach-Bliley Act, which, among other things, protects consumers from the unauthorized dissemination of certain personal information. Subsequently, states have implemented additional regulations to address privacy issues. Certain aspects of these laws and regulations apply to all financial institutions, including insurance and finance companies, and require us to maintain appropriate policies and procedures for managing and protecting certain personal information of our policyholders. We may also be subject to future privacy laws and regulations, which could impose additional costs and impact our results of operations or financial condition. In 2000, the NAIC adopted the Privacy of Consumer Financial and Health Information Model Regulation, which assisted states in promulgating regulations to comply with the Gramm-Leach-Bliley Act. In 2002, to further facilitate the implementation of the Gramm-Leach-Bliley Act, the NAIC adopted the Standards for Safeguarding Customer Information Model Regulation. Several states have now adopted similar provisions regarding the safeguarding of policyholder information. To the best of our knowledge, we are in compliance with all applicable privacy laws and regulations.

Telephone Sales Regulations

The United States Congress, the Federal Communications Commission and various states have promulgated and enacted rules and laws that govern telephone solicitations. There are numerous state statutes and regulations governing telephone sales activities that do or may apply to our operations, including the operations of our call center insurance agencies. For example, some states place restrictions on the methods and timing of calls and require that certain mandatory disclosures be made during the course of a telephone sales call. Federal and state “Do Not Call” regulations must be followed for us to engage in telephone sales activities.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information regarding our executive officers and directors.

Name	Age	Position with National General

Michael Karfunkel	70	Chairman, President and Chief Executive Officer

Byron Storms	43	President – P&C

Michael Weiner	42	Chief Financial Officer

Barry Karfunkel	33	Executive Vice President and Chief Marketing Officer and Director

Robert Karfunkel	29	Executive Vice President – Strategy and Development

Thomas Newgarden	46	Chief Product Officer

Michael Murphy	53	Executive Vice President – A&H

Jeffrey Weissmann	36	General Counsel and Secretary

Donald Bolar	52	Chief Accounting Officer

Barry Zyskind	42	Director

Donald DeCarlo	75	Director

Patrick Fallon	69	Director

Barbara Paris, M.D.	62	Director

Howard Zuckerman	73	Director

Set forth below are biographies of each of our executive officers. All executive officers hold office until their successors are elected and qualified.

Michael Karfunkel has significant experience and interests in the financial services industry, including insurance, banking and real estate. Mr. Karfunkel is the founder of the Company, has served as chairman since 2010, and as chief executive officer since 2012. Mr. Karfunkel’s real estate holdings include major office buildings in New York, Chicago and several other cities, which he holds through entities he controls with his brother. He is also co-owner of Worldwide TechServices, LLC, a computer maintenance and services company. Mr. Karfunkel serves on the Board of Trustees of New York Medical College. Mr. Karfunkel was a director, the former president (a position in which he remained until 2009) and co-owner of American Stock Transfer & Trust Company, LLC, a stock transfer company, which he co-founded in 1971 and sold to an Australian private equity firm in 2008. Mr. Karfunkel is a founder and chairman of the board of AmTrust, a position he has held since 1998. He is also a founder of Maiden.

Mr. Karfunkel has been selected to serve on our board of directors because he has a 40 year record of developing and managing successful businesses, including AmTrust, Maiden and the Company. His experience includes the management of large investment portfolios, mergers and acquisitions, and corporate finance, all of which are integral to our success. In addition, Mr. Karfunkel sponsored the formation of our company in 2009. Mr. Karfunkel, together with his wife, Leah Karfunkel, as sole trustee of the Karfunkel Trust, and AmTrust, beneficially own or control approximately 72.6% of our outstanding shares of common stock.

Byron Storms has been president of National General Management Corp. and our P&C operations since May 2012. Mr. Storms also serves as an officer and director of many of our subsidiaries. From March 2007 to May 2012, Mr. Storms was president and chief executive officer of ClearSide General Insurance Services, LLC, which we acquired in November 2011. Prior to that, he served in a number of management positions with Farmers Insurance Group, Foremost Insurance, and Bristol West Insurance.

Michael Weiner joined the Company in 2010 as chief financial officer. Mr. Weiner also serves as an officer and director of many of our subsidiaries. From 2009 to 2010, Mr. Weiner was the global chief financial officer of Ally Financial’s GMAC Insurance unit. From 2008 to 2009, Mr. Weiner was at Cerberus Operations and Advisory Company as a member of the financial services team. Prior to his tenure at Cerberus, Mr. Weiner held a number of financial management positions with Citigroup. He joined Citigroup from KPMG LLP, and began his career at Bankers Trust Company.

Barry Karfunkel currently serves as a director and as executive vice president and chief marketing officer. He also serves as an officer and director of many of our subsidiaries. From 2010 until May 2013, he also served as President. From 2009 to 2010, he was a managing director with Maiden Capital Solutions and from 2007 to 2009 he was an analyst with AmTrust Capital Partners. Barry Karfunkel has been selected to serve on our board of directors because of his insurance and marketing expertise.

Robert Karfunkel currently serves as executive vice president – strategy and development. From 2010 until the completion of the private placement, he also served as a director of the Company. He also serves as a director of many of our subsidiaries. He began his career as a marketing analyst for Maiden Reinsurance from 2009 to 2010.

Thomas Newgarden joined the Company in August 2010 as senior vice president for the north region and has been chief product and analytics officer since 2012. Mr. Newgarden has over 20 years of insurance industry experience in various actuarial, product and analytic capacities on a diverse array of opportunities within the personal lines market. From 2009 to 2010, he was chief underwriting officer for Plymouth Rock Assurance and from 2008 to 2009, he served as senior vice president, personal lines at Safeco Insurance Company with P&L responsibility for Safeco’s personal lines portfolio. From 2002 to 2008, he was a senior vice president & chief underwriting officer helping build AIG’s Private Client Group. From 1995 to 2002, he served as actuarial director for Response Insurance Company. Mr. Newgarden started his insurance career as an actuarial pricing analyst at ISO in 1989.

Michael Murphy joined the Company in December 2012 as executive vice president – A&H. A health insurance executive with over 30 years’ experience, Mr. Murphy was at American Medical and Life Insurance from 2008 to 2012 where he was president and chief operating officer. Prior to that, Mr. Murphy served in senior management positions at Coventry Healthcare, Hanger Orthopedic Group, United Health Group and CIGNA.

Jeffrey Weissmann, general counsel and secretary, joined the Company in December 2011. Mr. Weissmann also serves as an officer and director of many of our subsidiaries. Prior to joining the Company, from 2003 to 2011 Mr. Weissmann practiced law at Cadwalader, Wickersham & Taft, LLP in the securities, mergers & acquisitions and corporate governance areas.

Donald Bolar has served as chief accounting officer since 2010 and also served as vice president and treasurer from 2010 until August 2011. From 1998 until 2010, Mr. Bolar served as vice president and treasurer of GMAC Insurance – Personal Lines. Prior to 1998, Mr. Bolar was with Motors Insurance Corporation and worked in various positions in accounting and financial planning.

Barry Zyskind joined our board of directors in June 2013 following the completion of the private placement. Mr. Zyskind serves as chief executive officer, president and a director of AmTrust. Mr. Zyskind also serves as non-executive chairman of the board of Maiden Holdings, Ltd. Prior to joining AmTrust in 1998, Mr. Zyskind was an investment banker at Janney Montgomery Scott, LLC in New York. Mr. Zyskind is Michael Karfunkel’s son-in-law. Mr. Zyskind has been selected to serve on our board of directors because of his business experience, including his significant executive experience in international business operations, his finance, strategic planning and information technology expertise, his knowledge of the insurance industry and his experience serving as a public company director.

Donald T. DeCarlo has served on our board of directors since our formation and is also a director of our subsidiary NHIC. He is also a director of AmTrust and many of its subsidiaries, where he has served since 2006. Mr. DeCarlo is an attorney in private practice. Mr. DeCarlo served as the Chairman of the Board of Commissioners of the New York State Insurance Fund from 2011 until October 2012 and served as a Commissioner from 1997 through 2009. From 1997 to 2004, Mr. DeCarlo practiced at the law firm of Lord, Bissell & Brook, LLP, where he served as managing partner of the New York office prior to his departure. He is also a consultant to Fidelity National Indemnity Insurance Company (a Texas insurance company that services flood insurance for the Federal Emergency Management Agency (FEMA)), a director of Jackson National Life Insurance Co. of New York, Greater New York Mutual Insurance Company (an insurer that primarily underwrites large property coverages) and its subsidiaries, Greater New York Custom Insurance Company, Insurance Company of Greater New York and Strathmore Insurance Company, WRM America Holding Company, LLC and WRM America Indemnity Company Inc. Mr. DeCarlo has been selected to serve on our board of directors because of his extensive experience in the insurance industry.

Patrick Fallon joined our board of directors in June 2013 following the completion of the private placement. Mr. Fallon is a leading banking executive with extensive experience providing financial services for leading corporations. Mr. Fallon is currently a consultant to Northfield Bank. From 2009 to 2012, Mr. Fallon was a founder and President-Commercial Markets for First National Bank of New York. From 1973 to 2009, Mr. Fallon was a senior banker for JPMorgan Chase, where he served as Senior Vice President & Managing Director from 1991 to 2009 and was a regional head of banking relationships. Mr. Fallon has been selected to serve on our board of directors because of his extensive experience as a banking executive providing financial services to major corporations.

Barbara Paris, M.D. joined our board of directors in June 2013 following the completion of the private placement. Since 2002, Dr. Paris has been the Vice-Chair, Medicine and the Director of the Division of Geriatrics at Maimonides Medical Center. Since 2003, she has also been a Clinical Professor of Geriatrics and Palliative Medicine at the Mount Sinai School of Medicine. Dr. Paris has been selected to serve on our board of directors because she is an experienced senior physician who has served in many leadership roles and we believe her experience will be extremely beneficial in the growth of our A&H segment.

Howard Zuckerman joined our board of directors in June 2013 following the completion of the private placement. In 1991, Mr. Zuckerman co-founded Meridian Capital Group LLC, one of the leading commercial real estate finance and advisory firms in the U.S. and has held various management and board positions with Meridian, including serving as chairman of the board until 2012. He currently serves as vice-chairman. Mr. Zuckerman is also currently a partner in Upstate National Bank. From 1981 to 1991, Mr. Zuckerman served as chief executive officer of Berisford PLC, a British publicly traded company. From 1968 to 1980, Mr. Zuckerman was a partner at the law firm of Baer Marks & Upham practicing in the corporate finance area. Mr. Zuckerman has been selected to serve on our board of directors because of his diverse and extensive financial and management experience and because he qualifies as our Audit Committee financial expert.

Board of Directors

We have 7 directors presently serving on our board. All directors hold office until the next annual meeting of stockholders or until their successors have been duly elected and qualified. We are not currently required to comply with the corporate governance rules of any stock exchange and, as a private company, we are not currently subject to SOX. However, upon the effectiveness of the registration statement of which this prospectus is a part, we will become subject to SOX. In addition, we have applied to have our common stock approved for listing on the NASDAQ Global Market, and after our common stock becomes listed on such stock exchange, we will become subject to the rules of such stock exchange. Generally, these rules require a number of the directors serving on the board of directors to meet standards of independence. However, we expect to be a “controlled company” under the listing standards of such exchange because Michael Karfunkel, Leah Karfunkel, as sole trustee of the Karfunkel Trust, and Amtrust collectively own approximately 72.6% of our voting power. See “Security Ownership of Certain Beneficial Owners and Management.” Therefore, we expect to be exempt from the stock exchange listing requirements with respect to having a majority of the members of the board of directors be independent; having our Compensation Committee and Nominating and Corporate Governance Committee be composed solely of independent directors; the compensation of our executive officers determined by a majority of our independent directors or a Compensation Committee composed solely of independent directors; and director nominees being selected or recommended for selection, either by a majority of our independent directors or by a nominating committee composed solely of independent directors.

Committees of the Board of Directors

Our board of directors has established the following committees: Audit Committee; Compensation Committee; Nominating and Corporate Governance Committee. Our board of directors may, from time to time, establish or maintain additional committees as it deems necessary or appropriate.

Audit Committee

The Audit Committee oversees our auditing, accounting, financial reporting, internal audit and internal control functions, appoints our independent public accounting firm and approves its services. One of its functions is to assure that the independent public accountants have the freedom, cooperation and opportunity necessary to accomplish their functions. The Audit Committee also assures that appropriate action is taken on the recommendations of the independent public accountants. The Audit Committee also approves related-party transactions.

Our Audit Committee is composed of Mr. Zuckerman (chair), Ms. Paris and Mr. Fallon. Our board of directors has determined that each of the members of the Audit Committee qualifies as an independent director for purposes of serving on the audit committee under Rule 10A-3 and the NASDAQ Marketplace Rules. In addition, the board of directors has determined that Mr. Zuckerman qualifies as an “audit committee financial expert” as such term is defined in Item 407(d)(5) under Regulation S-K.

Compensation Committee

The Compensation Committee reviews and determines, together with the other directors if directed by the board of directors, the compensation of our named executive officers and reviews and approves employment and severance agreements with our named executive officers. The Compensation Committee also administers the grant of stock options and other awards under the 2013 Plan and establishes and reviews policies relating to the compensation and benefits of our employees and consultants. As permitted by the terms of the 2013 Plan, the Compensation Committee may delegate authority to our chief executive officer to designate certain individuals (including employees who are not directors or executive officers) who will receive equity awards upon initial hire and the size of such awards, up to a limited number of shares. We expect that final compensation decisions for officers who are not named executive officers will be made by our chairman and chief executive officer in consultation with members of senior management. Our compensation committee is composed of Barry Karfunkel (chair), Michael Karfunkel and Messrs. Zuckerman and Fallon.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee identifies and nominates members of the board of directors, develops and recommends to the board of directors a set of corporate governance principles applicable to it, and oversees the evaluation of the board of directors and management. Our Nominating and Corporate Governance Committee is composed of Michael Karfunkel (chair), and Messrs. DeCarlo and Zyskind.

Compensation Committee Interlocks and Insider Participation

During 2012, none of our executive officers or directors was a member of the board of directors of any other company where the relationship would be construed to constitute a compensation committee interlock within the meaning of the rules of the SEC.

Oversight of Risk Management

We are exposed to a number of risks and undertake at least annually an enterprise risk management review to identify and evaluate these risks and to develop plans to manage them effectively. Currently, our chief financial officer and chief accounting officer are directly responsible for our enterprise risk management function and report directly to the Audit Committee. In fulfilling their risk management responsibilities, the chief financial officer and chief accounting officer work closely with members of senior management, including the general counsel, treasurer, and our internal audit department.

On behalf of the board of directors, the Audit Committee plays a key role in the oversight of our enterprise risk management function. In that regard, the chief financial officer and the chief accounting officer meet with the Audit Committee at each of their regularly scheduled meetings to discuss the risks facing us, highlighting any new risks that may have arisen since they last met.

Code of Business Conduct and Ethics

All directors, officers, and employees are expected to act ethically at all times and in accordance with our code of business conduct and ethics. We will make our code of business conduct and ethics available on our website prior to the effectiveness of the registration statement of which this prospectus is a part.

EXECUTIVE OFFICER AND DIRECTOR COMPENSATION

Compensation Discussion and Analysis

Overview

This Compensation Discussion and Analysis describes compensation awarded to, earned by or paid to our named executive officers with respect to 2012. For 2012, our named executive officers were:

•	Michael Karfunkel, our Chairman, President and Chief Executive Officer;

•	Byron Storms, President of our P&C Segment;

•	Michael Weiner, our Chief Financial Officer;

•	Barry Karfunkel, Executive Vice President and Chief Marketing Officer; and

•	Robert Karfunkel, Executive Vice President – Strategy and Development.

Michael Karfunkel sponsored the formation of our company in 2009. In this Compensation Discussion and Analysis, we will refer to Michael Karfunkel as Mr. Karfunkel. Mr. Karfunkel and his wife Leah Karfunkel, as sole trustee of the Karfunkel Trust, together own approximately 57.2% of our outstanding common stock. Mr. Karfunkel is the father of Barry Karfunkel and Robert Karfunkel.

In June 2012, we hired Mr. Storms to serve as President of our P&C Segment. Previously, Mr. Storms served as President of ClearSide General Insurance Services, LLC, a company we acquired in November 2011.

As a privately held company, we have not been subject to stock exchange listing standards requiring us to have a majority of the members of our board be independent or to stock exchange or SEC rules relating to the formation, functioning or independence of our board committees. Historically, we have not had a compensation committee. All salary and bonus determinations were made by Mr. Karfunkel in consultation with members of senior management and all equity awards were approved by the Board, upon Mr. Karfunkel’s recommendation.

After the completion of the private placement, we established a compensation committee composed of a majority of independent directors that are responsible for making all executive compensation determinations with respect to our named executive officers. Our compensation committee reviews, determines and recommends to the board all aspects of our executive compensation program in compliance with the listing standards of the Nasdaq Global Market.

Compensation Objectives

Our executive compensation programs and policies seek to attract, retain and motivate executives with the skills necessary to achieve our business objectives, to reward those individuals for performance and to align their compensation with our company’s performance. We believe that compensation should be determined based on subjective factors relevant to the particular named executive officer.

Our Compensation Process

Historically, Mr. Karfunkel has annually determined the base salary and bonus awards for our named executive officers, including himself. Mr. Karfunkel has consulted with members of senior management in making these compensation determinations. In making these determinations regarding the appropriate level of compensation for each named executive officer, Mr. Karfunkel and certain other members of senior management considered a number of variables, both quantitative and qualitative. The key factors considered with respect to each element of compensation are set forth below.

From time to time, our Board has granted stock option awards pursuant to the American Capital Acquisition Corporation 2010 Equity Incentive Plan (the “2010 Plan”). Mr. Karfunkel, in consultation with members of senior management, has made recommendations to the Board regarding the employees designated to receive such awards and the number of shares granted. These awards of stock options are at-risk compensation and are designed to assure our executives have a continuing stake in our long-term success.

In January 2013, we entered into new employment agreements with Messrs. Storms and Weiner. These employment agreements replaced their prior agreements and establish base salary levels and certain bonus opportunity amounts or targets and include termination payments in certain circumstances. None of our other named executive officers have employment agreements. See “—Employment Agreements with Certain Executive Officers.”

Elements of Compensation

The principal elements of our 2012 executive compensation program are annual base salary, annual discretionary cash bonuses, customary benefits and limited perquisites. In addition, Byron Storms was awarded stock options in June 2012 in connection with his hiring. We believe that these elements of compensation are generally typical in our industry, and we provide them in order to remain competitive in attracting, motivating and retaining superior executive talent.

Base Salary. Mr. Karfunkel, in consultation with members of senior management, established our named executive officer’s 2012 base salaries. He considered the following factors in determining salary levels: level of responsibility; prior experience; breadth of knowledge; past performance; prior equity awards; and external pay practices. Mr. Karfunkel approved the following 2012 annual base salaries for our named executive officers: Michael Karfunkel, $750,000; Michael Weiner, $400,000; Byron Storms, $750,000; Barry Karfunkel, $750,000; and Robert Karfunkel, $750,000.

Cash Bonuses. All of our named executive officers are eligible for an annual cash bonus. Mr. Karfunkel, in consultation with members of senior management, determined the bonus amount for each of our named executive officers. Mr. Karfunkel has not awarded himself a bonus during any year since our formation. In determining the 2012 discretionary bonus amounts for the other executive officers, Mr. Karfunkel considered each individual’s and the Company’s past performance, our 2012 operating plan, general economic conditions and our future outlook. These bonuses were intended to reward past performance as well as to provide incentives for future performance. Based on 2012 performance, these executive officers were paid the following discretionary bonuses: Michael Weiner, $303,000; Byron Storms, $498,000; Barry Karfunkel, $250,000; and Robert Karfunkel, $250,000. The existence of the discretionary cash bonus also services as an incentive for future performance.

Mr. Storms’ 2012 employment agreement provided for a performance-based bonus equal to 5% of the period-over-period increase in underwriting income of the P&C business (which does not include income from our investments or our A&H segment). For 2012, the comparable periods were the last six months of 2011 and 2012. Mr. Storms did not qualify for this bonus for 2012, however, Mr. Storms was paid the discretionary bonus described above based on the valuable and significant contributions provided by Mr. Storms in his first seven months with the Company.

Equity Awards. We believe that equity-based compensation is an effective means of ensuring that our named executive officers have a continuing stake in our long-term success. In 2012, in connection with his hiring, our Board approved an incentive stock option award to Mr. Storms in the amount of 578,498 shares. In determining the number of stock options granted to such officer, our Board considered Mr. Storms’ performance as President of ClearSide General Insurance Services, competitive compensation practices, historical awards granted to other executive officers and Mr. Karfunkel’s recommendations. The exercise price for the options was determined based on the then-current fair market value of the Company’s common stock. These incentive stock options shall vest proportionately over three years, assuming Mr. Storms’ continued employment with our company, and have a 10-year term.

Other Benefits and Perquisites. Our named executive officers are eligible to participate in all of our employee benefit plans, such as medical, dental, vision, group life, disability and our 401(k) savings plan (with a company contribution equal to up to six percent of salary, subject to certain limitations), in each case on the same basis as our other employees, subject to applicable law. In addition, a few perquisites are provided to the named executive officers. Mr. Karfunkel, Barry Karfunkel and Robert Karfunkel are each provided a company car and Byron Storms is permitted to use a company-owned house in Winston Salem, North Carolina as his primary residence.

Significant Policies

The accounting and tax treatment of particular forms of compensation have not, to date, materially affected our compensation decisions. However, we plan to evaluate the effect of such accounting and tax treatment on an ongoing basis. For instance, Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”), generally disallows a tax deduction to public companies for certain compensation in excess of $1.0 million paid in any taxable year to any of our “covered employees” (within the meaning of Section 162(m)), which generally include our chief executive officer and any of our three other most highly compensated executive officers other than the chief financial officer. However, amounts that constitute “performance-based compensation” are not subject to the deduction limitation. In addition, Section 162(m) does not apply to a corporation during any period in which the securities of the corporation were not publicly held. Until the effectiveness of the registration statement of which this prospectus is a part, the securities of the Company will not be publicly held, and we do not believe that we are subject to the deduction limitations of Section 162(m) until such time. However, after the effectiveness of the registration statement of which this prospectus is a part, we will become a publicly held corporation. We anticipate that compensation paid during a certain period following the date that we become publicly held pursuant to our existing compensation plans and arrangements will not be subject to the deduction limitations due to a transition rule that applies to privately held companies that become publicly held. That transition rule provides that the deduction limitations under Section 162(m) do not apply to any compensation paid during such transition period pursuant to a compensation plan or agreement that existed during the period in which the securities of the corporation were not publicly held. We also believe that we will be able to rely on this transition rule to exempt awards made under our 2013 Plan during the transition period, which we expect to last until our 2015 annual meeting of stockholders. Although we expect that our compensation committee will consider the impact of Section 162(m) in structuring our compensation plans and programs (in anticipation that the Company will subsequently become publicly held), the compensation committee may approve awards which would not qualify as performance-based compensation under Section 162(m). Such awards may include discretionary cash bonuses. We expect our compensation committee to reserve the flexibility and authority to make decisions that are in the best interest of our company, even if those decisions do not result in full deductibility of executive compensation under Section 162(m) or otherwise.

Executive Officer Compensation

Summary Compensation Table

The following table sets forth certain summary information regarding the compensation awarded to, earned by or paid by us to or for the account of our chief executive officer, our chief financial officer and our three other most highly compensated executive officers serving as of December 31, 2012, the named executive officers.

Name and Principal Position	Year	Salary ($)		Bonus ($)	Option Awards ($)(3)	All Other Compensation ($)(4)	Total ($)
Michael Karfunkel Chairman, President and Chief Executive Officer	2012	$750,000		$—	$—	$18,396	$768,396
Byron Storms President – P&C	2012	530,769	(1)	498,000	924,692	32,497	1,985,958
Michael Weiner Chief Financial Officer	2012	375,000	(2)	303,000	—	7,800	685,800
Barry Karfunkel Executive Vice President and Chief Marketing Officer	2012	750,000		250,000	—	240	1,000,240
Robert Karfunkel Executive Vice President – Strategy & Development	2012	750,000		250,000	—	180	1,000,180

(1)	Mr. Storm’s base salary was increased from $275,000 to $750,000 in June 2012.
(2)	Mr. Weiner’s base salary was increased from $350,000 to $400,000 in June 2012.
(3)	Reflects the fair value of the stock options at the date of grant calculated in accordance with the Financial Accounting Standards Board’s Accounting Standards Codification Topic 718, or ASC 718. For the assumptions used in the calculation of these amounts, see “Note 23—Share-Based Compensation” to our audited financial statements for the fiscal year ended December 31, 2012.
(4)	For all named executive officers, includes imputed income for personal life insurance. For Mr. M. Karfunkel, includes amounts attributable to personal use of a company-provided automobile. For Mr. Weiner, includes company contributions to the 401(k) plan. For Mr. Storms, includes certain relocation reimbursements as well as amounts attributable to personal use of a company provided residence.

Grants of Plan-Based Awards

The following table sets forth certain information regarding grants of plan-based awards to our named executive officers during the fiscal year ended December 31, 2012.

Name	Grant Date	All Other Option Awards: Number of Securities Underlying Options (#) (1)	Exercise or Base Price of Option Awards ($/Sh) (2)	Grant Date Fair Value of Stock and Option Awards ($) (3)
Michael Karfunkel	—	—	$—	$—
Michael Weiner	—	—	—	—
Byron Storms	August 6, 2012	578,498	6.97	924,692
Barry Karfunkel	—	—	—	—
Robert Karfunkel	—	—	—	—

(1)	These stock options were granted under our 2010 Plan. The options vest ratably over three years and have a 10-year term.
(2)	The exercise price of these options was determined based on the then-current fair market value of the Company’s common stock.
(3)	Amounts represent the fair value of stock options granted in 2012 under ASC 718. For the assumptions used in the calculation of these amounts, see “Note 23—Share-Based Compensation” to our audited financial statements for the fiscal year ended December 31, 2012.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth certain information regarding the outstanding equity awards at December 31, 2012 of our named executive officers.

Option Awards(1)
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)(1)	Option Expiration Date
Michael Karfunkel	—	—	$—	—
Byron Storms	—	578,498	6.97	August 6, 2022
Michael Weiner	109,336	72,892	3.67	June 29, 2020
Barry Karfunkel	—	—	—	—
Robert Karfunkel	—	—	—	—

(1)	Mr. Weiner’s stock options vest ratably over five years and Mr. Storms’ stock options vest ratably over three years.

Employment Agreements with Certain Executive Officers

Employment Agreements with Byron Storms

We entered into an employment agreement with Mr. Storms in June 2012 when we hired Mr. Storms to serve as President of our P&C Segment. Effective January 1, 2013, we entered into a new employment agreement with Mr. Storms.

2013 Employment Agreement. Pursuant to Mr. Storms’ employment agreement, which is effective as of January 1, 2013, Mr. Storms shall serve as president of our subsidiary Management Corp. Mr. Storms’ employment agreement shall be in effect until January 1, 2015 unless terminated earlier pursuant to its terms. The employment agreement will automatically renew for successive two year periods unless we or Mr. Storms provides 120 days’ notice of our or his intention not to renew the employment agreement. Mr. Storms receives an annual base salary in the amount of $750,000. Mr. Storms is eligible to receive an annual bonus equal to 5% of the increase in underwriting income of the P&C business (which does not include income from investments or our A&H segment) of our insurance subsidiaries owned on the date of the employment agreement. The annual bonus is subject to an annual minimum of 50% of Mr. Storms’ 2012 bonus and a cap equal to three times Mr. Storms’ base salary. Mr. Storms also receives housing near our Winston-Salem office.

Under his employment agreement, we are able to terminate Mr. Storms at any time for “cause” as defined in the agreement and, upon such an event, we will have no further compensation or benefit obligations after the date of termination other than the payment of earned but unpaid base salary, earned but unused vacation and any unreimbursed expenses incurred as of the date of termination.

In the event of disability, we may terminate Mr. Storms’ employment upon written notice and in the event of his death, Mr. Storms’ employment shall terminate, and in either case, Mr. Storms (or his heirs) will be entitled to receive any earned but unpaid base salary, earned but unused vacation and any unreimbursed expenses incurred as of the date of termination.

In the event that we terminate Mr. Storms without “cause” or he terminates his employment for “good reason,” as defined in his employment agreement, we will be required to pay Mr. Storms severance (in accordance with normal payroll practices) at a per annum rate equal to the base salary in effect at the time of such termination for a period of 12 months following such termination, subject to receipt of an executed release of all claims and such release becoming effective under applicable law. Notwithstanding the foregoing, the obligation to pay full severance will terminate upon the parties’ mutual agreement to waive enforcement of the non-compete provision and upon Mr. Storms’ commencement of new or alternative employment (including consulting arrangements), and the remaining severance obligation will be reduced by the base salary received from such new or alternative employment or consulting arrangement.

Mr. Storms has agreed to keep confidential all information regarding Management Corp. and its affiliates (including the Company) that he receives during the term of his employment and thereafter. Mr. Storms has also agreed that upon termination of employment he will not compete with us for a period of one year following the date of termination and will not solicit any of our customers, producers or employees for two years after termination.

In the event of a termination on account of a “Non-Compete Event,” as defined in the agreement, Mr. Storms will not receive any severance, and the non-compete provision set forth in the employment agreement will not apply unless Management Corp. agrees to pay Mr. Storms his base salary for the term of the non-compete period. In the event that Management Corp. does not renew Mr. Storms’ employment agreement and Mr. Storm’s employment is terminated more than 30 days after receiving notice of such non-renewal, Mr. Storms will not receive any severance, and the non-compete provision set forth in the employment agreement will not apply unless Management Corp. agrees to pay Mr. Storms his base salary for the term of the non-compete period. Mr. Storms will also be entitled to receive any earned but unpaid base salary and any unreimbursed expenses incurred as of the date of termination.

2012 Employment Agreement. Mr. Storms’ 2012 employment agreement contained terms and conditions similar to the 2013 employment agreement. Under the 2012 employment agreement, Mr. Storms was entitled to an annual base salary in the amount of $750,000. In addition, Mr. Storms was entitled to receive a bonus equal to 5% of the period-over-period increase in underwriting income of the P&C business (which does not include income from investments or our A&H segment). For 2012, the comparable periods were the last six months of 2011 and 2012. Mr. Storms was also entitled to an option to purchase 578,498 shares of our common stock as well as company-provided housing near our Winston-Salem office.

Employment Agreements with Michael Weiner

We entered into an employment agreement with Mr. Weiner in October 2009. Effective January 1, 2013, we entered into a new employment agreement with Mr. Weiner.

2013 Employment Agreement. Pursuant to Mr. Weiner’s employment agreement, which is effective as of January 1, 2013, Mr. Weiner shall serve as chief financial officer of Management Corp. Mr. Weiner’s employment agreement shall be in effect until January 1, 2015 unless terminated earlier pursuant to its terms. The employment agreement will automatically renew for successive two year periods unless we or Mr. Weiner provides 120 days’ notice of our or his intention not to renew the employment agreement. Mr. Weiner receives an annual base salary in the amount of $400,000. Mr. Weiner is eligible to receive a discretionary annual bonus with a target range from 50% to 150% of his base salary, as determined based on his performance during such year and the recommendation of the chairman and chief executive officer. The annual bonus is subject to an annual minimum of 50% of Mr. Weiner’s 2012 bonus and a cap equal to three times his base salary as of the end of the fiscal year.

The terms of Mr. Weiner’s 2013 employment agreement relating to termination in the event of disability, death, or at for cause or for good reason, and the confidentiality, non-compete and non-solicit provisions in the employment agreement, are substantially identical to those contained in Mr. Storms’ 2013 employment agreement.

2009 Employment Agreement. Mr. Weiner’s 2009 employment agreement contained terms and conditions similar to the 2013 employment agreement. Under the 2009 employment agreement, Mr. Weiner was entitled to an annual base salary in the amount of $350,000. Mr. Weiner was also entitled to equity awards under our 2010 Stock Plan.

Other Named Executive Officers

We are not currently a party to an employment agreement with any of Michael, Barry or Robert Karfunkel.

Termination Payments.

The table below sets forth the potential payments to our named executive officers in the event of a change of control as well as under various termination scenarios. The potential payments assume that the termination event occurred on the last day of our fiscal year (December 31, 2012). Our named executive officers are entitled to these payments pursuant to the terms of their employment agreements or our 2010 Plan, as applicable. We have assumed that the Company will not exercise its discretionary right to cancel for a cash payment outstanding equity awards upon termination of employment. We have also assumed that in the event of an executive’s disability, the Company will not impose the non-competition restrictions on the executive and, as such, will not pay any severance. Michael, Barry and Robert Karfunkel are not included in the table below because they are not entitled to any of the payments described therein. We have also assumed that in the event of a change in control, the options granted under the 2010 Plan will not be assumed.

Name	Termination Scenario (on 12/31/2012)	Severance	Equity Award Vesting Acceleration		Health Insurance Benefit
Michael Weiner	Without Cause/Good Reason Retirement Death or Disability Change of Control	$400,000 — — —	$	— — — 420,602	$	— — — —
Byron Storms	Without Cause/Good Reason Retirement Death or Disability Change of Control	750,000 — — —		— — — —		— — — —

Director Compensation

Our compensation committee will review our board compensation structure for non-employee directors and establish director compensation at customary levels for a public company of our size. We expect that our board compensation may consist of a combination of cash and equity-based compensation to attract and retain non-employee directors and to compensate directors for their service on our board of directors commensurate with their role and involvement. Directors who are also our full-time employees will not receive additional compensation for their service as directors.

Stock Incentive Plans

2013 Equity Incentive Plan

Our board of directors has adopted, and our stockholders have approved, the NGHC 2013 Equity Incentive Plan (the “2013 Plan”). The following description of the 2013 Plan is qualified in its entirety by the full text of the 2013 Plan.

Description of the Plan

Purpose of the Plan. The purpose of the 2013 Plan is to attract, retain and motivate participating employees and directors through the use of incentives based upon the value of our common stock. Awards under the 2013 Plan will be determined by the compensation committee of the board of directors, and may be made to our or our subsidiaries’ employees.

Administration. The Plan is expected to be administered by the Compensation Committee. We expect that a majority of the members of the Compensation Committee qualify as “outside directors” within the meaning of Section 162(m) of the Code, meet the requirements of Rule 16b-3 of the Securities Exchange Act of 1934 and comply with the independence requirements of The NASDAQ Stock Market. The Compensation Committee may select eligible individuals to receive awards, determine award types and terms and conditions of awards, and interpret the Plan’s provisions. The full Board will select the Compensation Committee members. The Compensation Committee will have the authority to appoint one or more subcommittees, composed of one or more directors who need not satisfy the independence requirements described above, that may administer the Plan with respect to participants, provided such grantees are not Company executive officers or directors. The Compensation Committee will have the authority to delegate its authority under the Plan to the extent permitted by applicable law.

Our board of directors has approved grants of options under the 2013 Plan to certain employees to purchase an aggregate of 2,788,125 shares of our common stock in connection with the completion of the private placement. See “—Option Awards to Senior Management and Non-Employee Directors.”

Eligibility. Awards may be made under the Plan to employees (including potential employees), and non-employee directors and consultants of the Company, its subsidiaries or affiliates.

Amendment or Termination of the Plan. The Board of Directors may terminate the Plan at any time for any reason. The Plan is scheduled to terminate ten years after its effective date. The Board of Directors may also amend the Plan. Amendments are to be submitted to stockholders for approval to the extent required by the Code or other applicable laws, rules or regulations. Amendments that would increase the benefits under the Plan or that would increase the aggregate number of shares that may be issued under the Plan must also be approved by our stockholders.

Authorized Shares Available for Awards Under the 2013 Plan. The 2013 Plan authorizes awards of our common stock of up to the sum of (i) 4,973,928 shares; and (ii) shares that would have become available under the 2010 Plan due to expiration, termination or forfeiture. In addition, if any award under the 2010 Plan or 2013 Plan, as applicable, otherwise distributable in shares of common stock expires, terminates or is forfeited pursuant to the terms of the 2010 Plan or 2013 Plan, as applicable, such shares will again be available for award under the 2013 Plan.

Stock Options. The Plan permits the granting of stock options. Each stock option provides the option holder with the right to purchase one share of common stock at a fixed exercise price. These stock options may be intended to qualify as incentive stock options under the Code, or may be issued as non-qualifying stock options.

The exercise price of a stock option must equal or exceed 100% of the fair market value of our common stock on the grant date. The fair market value is generally determined as the closing price of the common stock on the date of grant. In the case of 10% stockholders who receive incentive stock options, the exercise price may not be less than 110% of the fair market value of our common stock on the grant date. An exception to these requirements is made for options that we grant in substitution for options held by employees of companies that we acquire. In that case, the exercise price may be appropriately adjusted to preserve the economic value of those employees’ stock options from his or her prior employer.

The compensation committee determines the term of stock options at the time of grant, which term may not exceed ten years from the grant date. If the grantee is a 10% stockholder, an option intended to be an incentive stock option will expire after no more than five years. Subject to the Plan’s minimum vesting periods, the compensation committee also determines at what time or times each option may be exercised and the period of time, if any, after retirement, death, disability or termination of employment during which options may be exercised. Options may become exercisable in periodic installments or in one lump sum. The compensation committee may accelerate a participant’s ability to exercise options, subject to compliance with the Plan.

Upon exercise, optionees may satisfy their exercise price obligation by cash, certified check, by tendering shares of our common stock, or by means of a broker-assisted cashless exercise.

Our stockholders must approve any amendment of the terms of an outstanding stock option or stock appreciation right that would constitute a “repricing” under the definition of the exchange upon which our common stock is listed.

Stock options and stock appreciations rights granted under the Plan may not be sold, transferred, pledged or assigned other than by will or under applicable laws of descent and distribution.

Other Awards. The compensation committee may also award:

•

Stock Appreciation Rights—rights to receive a number of shares or an amount in cash (or a combination of both), based upon the increase in the fair market value of the shares underlying the right during a stated period

•	Restricted Stock—shares of common stock subject to restrictions

•	Restricted Stock Units—rights to receive common stock subject to restrictions

•

Unrestricted Stock—shares of common stock at no cost or for a purchase price free from any restrictions under the Plan. Unrestricted shares of common stock may be issued to participants in recognition of past services or other valid consideration, and may be issued in lieu of cash compensation to be paid to participants

•

Performance and Annual Incentive Awards—ultimately payable in common stock or cash, as determined by our compensation committee. Grants may be annual or multi-year awards subject to achievement of specified goals based upon satisfaction of performance goals. Incentive goals may be specified as a percentage of these business criteria, a percentage in excess of a threshold target or as another amount not directly related on a mathematical basis. The compensation committee may modify, amend or adjust the terms of each award and performance goal. Awards to individuals who are covered under Section 162(m) of the Code, or who the compensation committee designates as likely to be covered in the future, will comply with the requirement that payments to such employees qualify as performance-based compensation under Section 162(m) of the Code to the extent that the compensation committee so designates. Such employees include the CEO and the three highest compensated executive officers (other than the CEO and CFO) determined at the end of each year (the “covered employees”).

Effect of Certain Corporate Transactions. Certain change in control transactions, such as a sale of the Company, may cause awards granted under the Plan to vest, unless the awards are continued or substituted for in connection with the change in control.

Adjustments for Stock Splits, Stock Dividends and Similar Events. The compensation committee will make appropriate adjustments in outstanding awards and the number of shares available for issuance under the Plan, including the individual limitations on awards, to reflect stock splits and other similar events.

Section 162(m) of the Internal Revenue Code. Section 162(m) of the Code limits publicly-held companies to an annual deduction for federal income tax purposes of $1 million for compensation paid to their covered employees. However, performance-based compensation is excluded from this limitation. Although after the effectiveness of the registration statement of which this prospectus is a part, the Company will become publicly-held and thus will be subject to the deduction limitations of Section 162(m), the Plan is designed to permit the compensation committee to grant awards that qualify as performance-based compensation for purposes of excluding such compensation from the limitations of Section 162(m).

To qualify as performance-based compensation:

•	the compensation must be paid solely on account of the attainment of one or more pre-established, objective performance goals;

•	a compensation committee composed solely of two or more directors who qualify as outside directors must establish the performance goal under which compensation is paid;

•	the material terms under which the compensation is to be paid must be disclosed to and approved by stockholders before payment is made; and

•	the compensation committee must certify in writing prior to payment of the performance award that the performance goals and any other material terms were satisfied.

Under the 2013 Plan, one or more of the following business criteria (except with respect to the total stockholder return and earnings per share criteria), may be used by the compensation committee in establishing performance goals:

•	gross or net revenue, premiums collected, new annualized premiums, and investment income

•

any earnings or net income measure, including earnings from operations, earnings before taxes, earnings before interest and/or taxes and/or depreciation, statutory earnings before realized gains (losses), or net income available to common stockholders

•	operating earnings per share of common stock (either basic or diluted)

•	return on assets, return on investment, return on capital, return on invested capital, return on equity, or return on tangible equity

•	economic value created

•	combined ratio, loss ratio or other financial ratios

•	operating margin or profit margin

•	stock price or total stockholder return

•	book value

•

strategic business criteria, consisting of one or more objectives based on meeting specified market penetration, total market capitalization, business retention, new product generation, geographic business expansion goals, cost targets (including cost of capital), customer satisfaction, employee satisfaction, management of employment practices and employee benefits, supervision of litigation and information technology, and goals relating to acquisitions or divestitures of subsidiaries, affiliates or joint ventures

The compensation committee determines targeted level or levels of performance with respect to performance criteria. Goals may be expressed in absolute terms, on a per share basis (either basic or diluted), as a goal relative to performance in prior periods, or as a goal compared to the performance of one or more comparable companies or an index covering multiple companies.

Under the Code, a director is an “outside director” if he or she is not a current Company employee; is not a former employee who receives compensation for prior services (other than under a qualified retirement plan); has not been an officer of the Company; and does not receive, directly or indirectly (including amounts paid to an entity that employs the director or in which the director has at least a 5% ownership interest), remuneration from the Company in any non-director capacity.

The following maximum award limitations apply to awards under the Plan:

•	Stock options or stock appreciation rights—800,000 per calendar year, per participant

•	Annual incentive award—$4 million per operating period, per participant

•	Performance awards

•	Share-based performance award—200,000 shares for each year of duration of such award; provided that the amount of shares earned may not exceed 600,000 shares

•	Cash-based performance award—$3 million for each year of duration of such award; provided that the amount earned may not exceed $9 million

•	Share-based awards other than stock options, stock appreciation rights or performance share awards —250,000 shares per calendar year, per participant

2010 Equity Incentive Plan

Our board of directors has adopted, and our stockholders have approved, the American Capital Acquisition Corporation 2010 Equity Incentive Plan (the “2010 Plan”). The following description of the 2010 Plan is qualified in its entirety by the full text of the 2010 Plan.

Description of the Plan

Purpose of the Plan. The purpose of the 2010 Plan was to attract, retain and motivate participating employees through the use of incentives based upon the value of our common stock. The 2010 Plan authorized awards of up to 2,892,508 shares of our common stock, of which 2,461,072 have previously been awarded to our employees in the form of stock options and remain outstanding. No additional awards will be made under the 2010 Plan. As noted above in the discussion of the 2013 Plan, if any stock option under the 2010 Plan expires, terminates or is forfeited pursuant to the terms of the 2010 Plan, the shares covered by that option will be available for award under the 2013 Plan.

Administration. The 2010 Plan is administered by the Board, which also serves as the “Administrator.” The Administrator has discretionary authority, subject only to the express provisions of the 2010 Plan, to interpret the 2010 Plan, determine eligibility for and grant awards, determine, modify or waive the terms and conditions of any award, prescribe forms, rules and procedures, and otherwise do all things necessary to carry out the purposes of the 2010 Plan.

Changes in Capitalization, etc. If there is a change in our outstanding common stock by reason of a share dividend, split or consolidation of shares, recapitalization, or other change in the Company’s capital structure, the Administrator shall make appropriate adjustments to the number and kind of shares subject to options then outstanding, any exercise prices relating to such options and any other provision of such options affected by such change. The Administrator may also make such adjustments to take into account distributions to stockholders other than as described herein, or any other event, if the Administrator determines that adjustments are appropriate to avoid distortion of the operation of the 2010 Plan and to preserve the value of awards made thereunder.

Types of Awards. Awards under the 2010 Plan consisted of incentive stock options that met the requirements of Section 422 of the Code (“ISOs”) and non-qualified stock options, that is, non-ISOs. The only outstanding awards under the 2010 Plan are grants of ISOs and non-qualified stock options to certain employees to purchase an aggregate of 1,346,078 and 1,115,101 shares of our common stock, respectively. No outstanding option can be exercised more than ten years after the date of grant.

Exercise Price. The exercise price for all outstanding options under the 2010 Plan is 100% of the fair market value of our common stock on the date of the award. An optionee may pay the exercise price for options in cash or check acceptable to the Administrator, by means of a cashless exercise arrangement whereby the optionee directs the Administrator to withhold that number of shares covered by the option having a then fair market value equal to the exercise price or such other means, if any, as may be acceptable to the Administrator. The 2010 Plan permits us to sell or withhold a sufficient number of shares to cover the amount of taxes required to be withheld upon exercise of an option.

Vesting. All outstanding options under the 2010 Plan vest or become exercisable ratably over a five-year period beginning on the date of grant (a three-year period in the case of options granted to two participants). The Administrator may at any time accelerate the vesting or exercisability of an option.

Transferability. Options under the 2010 Plan may not be transferred other than by will or by the laws of descent and distribution or except as provided in the applicable award agreement.

Amendments. The Administrator may at any time amend the 2010 Plan or any outstanding option thereunder for any purpose which may at the time be permitted by law; provided, that except as expressly provided in the 2010 Plan the Administrator may not, without a Participant’s consent, alter the terms of an option so as to affect materially and adversely the Participant’s rights under the option, unless the Administrator expressly reserved the right to do so at the time of the award. Any amendments to the 2010 Plan shall be conditioned upon stockholder approval only to the extent, if any, such approval is required by applicable law.

Change of Control Events. In the event of a change of control, as defined in the 2010 Plan, the Administrator may (i) provide for the assumption of some or all outstanding options or for the grant of new awards in substitution therefor by the acquiring entity or (ii) provide for the cancellation of outstanding awards in consideration of a payment in cash, property, or both, with an aggregate value equal to the excess, if any, of the fair market value of the shares of common stock covered by the option over the aggregate exercise price for the option. Other than any options that are assumed, each option will become fully exercisable prior to a change in control on a basis that gives the holder a reasonable opportunity, as determined by the Administrator, following exercise of the option to participate as a stockholder in the change in control. All unexercised awards will be cancelled upon the date of the change of control (other than any awards that are assumed).

Federal Income Tax Consequences of Awards under 2010 and 2013 Plans

The discussion which follows is a summary, based on current law, of some significant U.S. federal income tax considerations relating to awards under the 2013 and 2010 Plans. The following is based on U.S. federal tax laws and regulations presently in effect, which are subject to change, and the discussion does not purport to be a complete description of the federal income tax aspects of the 2010 Plan and 2013 Plan. The award recipient should consult with an individual tax advisor to determine the applicability of the tax aspects of participating in the 2013 Plan and 2010 Plan in the recipient’s personal circumstances.

Incentive Stock Options. ISOs granted under the 2010 Plan or 2013 Plan are intended to qualify for favorable tax treatment under Section 422 of the Code. Under Section 422, the grant of an incentive stock option is generally not a taxable event for the recipient or for us. A recipient generally will not recognize taxable income upon exercise of an ISO if he or she has been, without a break in service, an employee of the Company or an affiliate from the date that the ISO was granted until three months before the date of exercise (or, until one year prior to the date of exercise, if the recipient is disabled (as such term is defined in the Code)). We are generally not entitled to any deduction upon the exercise of an ISO. The excess of the fair market value of the shares of common stock at the time of the exercise of an ISO over the exercise price is an adjustment that is included in the calculation of the recipient’s alternative minimum taxable income for the tax year in which the ISO is exercised. For purposes of determining the recipient’s alternative minimum tax liability for the year of disposition of the shares of common stock acquired pursuant to the ISO exercise, the recipient will have a basis in those shares equal to the fair market value of the shares of common stock at the time of exercise.

If the recipient does not dispose of the shares acquired upon the exercise of an ISO for a period of at least two years from the date of grant of the ISO and one year from receiving the transfer of shares, then, upon disposition of such shares, any gain realized upon such disposition will be taxed to the recipient as capital gain. We will not be entitled to any deduction with respect to the exercise of an ISO for federal income tax purposes. A capital loss will be recognized to the extent that the amount realized is less than the exercise price.

If the foregoing holding period requirements are not met, the recipient will recognize ordinary income upon the disposition of shares of common stock, in an amount generally equal to the lesser of (i) the excess of the fair market value of the shares of common stock on the date that the ISO was exercised over the exercise price, or (ii) the excess, if any, of the amount recognized upon disposition of the shares over the exercise price. If the amount recognized upon disposition exceeds the value of the shares on the date of exercise, any additional amount shall be capital gain. If the amount recognized is less than the exercise price, the recipient will recognize no income, and a capital loss will be recognized equal to the excess of the exercise price over the amount realized upon the disposition of the shares.

Non-Qualified Options. The grant of an option will not be a taxable event for the grantee or us. Upon exercising a non-qualified option, a grantee will recognize ordinary income in an amount equal to the difference between the exercise price and the fair market value of the common stock on the date of exercise. Upon a subsequent sale or exchange of shares acquired pursuant to the exercise of a non-qualified option, the grantee will have taxable capital gain or loss, measured by the difference between the amount realized on the disposition and the tax basis of the shares of common stock (generally, the amount paid for the shares plus the amount treated as ordinary income at the time the option was exercised).

If we comply with applicable reporting requirements and with the restrictions of Section 162(m) of the Internal Revenue Code, we will be entitled to a business expense deduction in the same amount and generally at the same time as the grantee’s recognition of ordinary income.

Restricted Stock. A grantee who is awarded restricted stock will not recognize any taxable income for federal income tax purposes in the year of the award, provided that the shares of common stock are subject to restrictions (that is, the restricted stock is nontransferable and subject to a substantial risk of forfeiture). However, the grantee may elect under Section 83(b) of the Internal Revenue Code to recognize compensation income in the year of the award in an amount equal to the fair market value of the common stock on the date of the award (less the purchase price, if any), determined without regard to the restrictions. If the grantee does not make such a Section 83(b) election, the fair market value of the common stock on the date the restrictions lapse (less the purchase price, if any) will be treated as compensation income to the grantee and will be taxable in the year the restrictions lapse and dividends paid while the common stock is subject to restrictions will be subject to withholding taxes. If we comply with applicable reporting requirements and with the restrictions of Section 162(m) of the Internal Revenue Code, we will be entitled to a business expense deduction in the same amount and generally at the same time as the grantee recognizes ordinary income.

Restricted Stock Units. There are no immediate tax consequences of receiving an award of restricted stock units under the Plan. A grantee who is awarded restricted stock units will be required to recognize ordinary income in an amount equal to the fair market value of shares issued to such grantee at the end of the restriction period or, if later, the payment date. If we comply with applicable reporting requirements and with the restrictions of Section 162(m) of the Internal Revenue Code, we will be entitled to a business expense deduction in the same amount and generally at the same time as the grantee recognizes ordinary income.

Stock Appreciation Rights. There are no immediate tax consequences of receiving an award of stock appreciation rights under the Plan. Upon exercising a stock appreciation right, a grantee will recognize ordinary income in an amount equal to the difference between the exercise price and the fair market value of the common stock on the date of exercise. If we comply with applicable reporting requirements and with the restrictions of Section 162(m) of the Internal Revenue Code, we will be entitled to a business expense deduction in the same amount and generally at the same time as the grantee recognizes ordinary income.

Performance and Annual Incentive Awards. The award of a performance or annual incentive award will have no federal income tax consequences for us or for the grantee. The payment of the award is taxable to a grantee as ordinary income. If we comply with applicable reporting requirements and with the restrictions of Section 162(m) of the Internal Revenue Code, we will be entitled to a business expense deduction in the same amount and generally at the same time as the grantee recognizes ordinary income.

Unrestricted Common Stock. Participants who are awarded unrestricted common stock will be required to recognize ordinary income in an amount equal to the fair market value of the shares of common stock on the date of the award, reduced by the amount, if any, paid for such shares. If we comply with applicable reporting requirements and with the restrictions of Section 162(m) of the Internal Revenue Code, we will be entitled to a business expense deduction in the same amount and generally at the same time as the grantee recognizes ordinary income.

Section 280G. To the extent payments that are contingent on a change in control are determined to exceed certain Code limitations, they may be subject to a 20% excise tax imposed on the recipient and a portion of our deduction with respect to the associated compensation expense may be disallowed in whole or in part.

Section 409A. Awards granted under the 2010 Plan or the 2013 Plan are generally not intended to constitute “deferred compensation” subject to Section 409A of the Code. If an award does constitute “deferred compensation” it is intended to comply with Section 409A of the Code. A violation of Section 409A may subject a recipient to immediate taxation of an award plus a 20% excise tax and interest. To the extent a grantee would be subject to the additional 20% excise tax imposed on certain nonqualified deferred compensation plans as a result of a provision of an award under the Plan, to the extent permitted by law, the provisions of the Plan will be deemed amended to the minimum extent necessary to avoid application of the 20% excise tax.

Option Awards to Senior Management and Non-Employee Directors

In connection with the completion of the private placement, we issued options to certain of our officers to purchase shares of our common stock under the 2013 Plan at an exercise price equal to the offering price of our common stock in the private placement. These options will terminate after 10 years and shall vest ratably over four years, provided that 25% of the options shall vest on the first anniversary of the grant date and 6 1/4% of the options shall vest at the end of each quarterly period thereafter until the fourth anniversary of the grant date. We believe this issuance appropriately rewarded such executives for their performance, incentivizes them to continue to perform going forward and aligns their interests with those of our stockholders.

The following table sets forth the options awarded under the 2013 Incentive Plan to our named executive officers.

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Barry Karfunkel	—	743,500	$10.50	June 6, 2023
Robert Karfunkel	—	743,500	10.50	June 6, 2023
Michael Weiner	—	520,450	10.50	June 6, 2023

In connection with the completion of the private placement, we also issued options to purchase an aggregate of 780,675 shares of our common stock to certain of our other officers, upon the same terms as the options issued to our named executive officers.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information about the beneficial ownership of our common stock as of October 17, 2013 by: (i) each security holder known by us to be the beneficial owner of more than 5% of the Company’s outstanding securities; (ii) each of our directors; (iii) each of our executive officers; and (iv) all directors and executive officers as a group. We have based our calculations of the percentage of beneficial ownership on 79,732,300 shares of common stock outstanding on October 17, 2013.

The address of each beneficial owner listed on the table below is c/o National General Holdings Corp., 59 Maiden Lane, 38th Floor, New York, New York 10038. For purposes of the table below, derivative securities that are currently exercisable or exercisable into common stock within 60 days of the date of this prospectus are deemed beneficially owned by the person holding the derivative securities for the purposes of computing beneficial ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. We believe, based on the information furnished to us, that all of the directors, executive officers and 5% holders listed below have sole voting and investment power over the shares of common stock listed or share voting and investment power with his or her spouse, except as otherwise provided below.

	Shares Beneficially Owned
Name of beneficial owner	Number(1)%
Executive Officers and Directors:
Michael Karfunkel	12,593,308	15.8%
Byron Storms	192,932	*
Michael Weiner	109,436	*
Barry Karfunkel	—	*
Robert Karfunkel	—	*
Thomas Newgarden	109,436	*
Michael Murphy	66,883	*
Jeffrey Weissmann	36,545	*
Donald Bolar	100	*
Barry Zyskind	—	*
Donald DeCarlo	—	*
Patrick Fallon	—	*
Barbara Paris, M.D.	—	*
Howard Zuckerman	—	*
All executive officers and directors as a group (14 persons)	13,108,640	16.4%
Greater than 5% Stockholders:
Leah Karfunkel(2)	32,961,262	41.3%
AmTrust	12,295,430	15.4%

*	Less than one percent.
(1)	Includes shares the individuals have the right to acquire upon the exercise of options: Mr. Weiner – 109,336; Mr. Storms –192,832; Mr. Newgarden – 109,336; Mr. Weissmann – 36,445; Mr. Murphy – 66,783; all executive officers and directors as a group – 478,287 shares.
(2)	These shares of common stock are held by the Karfunkel Trust, of which Mrs. Karfunkel is the sole trustee.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We describe below certain transactions we have entered into with parties that are related to our company. We believe that each of the transactions described below was on terms no less favorable to us than we could have obtained from unrelated parties.

Our founder, Michael Karfunkel, and a grantor retained annuity trust of which he is the grantor, are our majority stockholders, have ownership interests in each of AmTrust, Maiden and ACP Re. We provide and receive services from these related entities, or otherwise have additional relationships with these companies, as described below.

AmTrust’s Holding of Preferred Stock

In March, 2010, in connection with our formation, we issued and sold to AmTrust 53,054 shares of our Series A Preferred Stock, which shares were converted into 12,295,430 shares of our common stock in connection with the completion of the private placement. The purchase price for the preferred stock was approximately $53.0 million, which was equal to 25.0% of our initial capital. In connection with the issuance of our Series A Preferred Stock, we entered into a stockholders agreement and a registration rights agreement with AmTrust, Michael Karfunkel and the Karfunkel Trust. The stockholders agreement was terminated upon the completion of the private placement. The registration rights agreement remains in effect. See “Description of Capital Stock—Registration Rights—Founding Stockholders’ Registration Rights.”

Asset Management Agreement

Effective March 1, 2010, we entered into an asset management agreement with AII Insurance Management Limited (“AIIM”), an AmTrust subsidiary, pursuant to which AIIM has agreed to provide investment management services to our subsidiaries. Pursuant to the asset management agreement, AIIM provides investment management services for a quarterly fee equal to 5 basis points if the average value of the account is less than $1.0 billion for the preceding calendar quarter and 3.75 basis points if the average value of the account is greater than $1.0 billion for the preceding calendar quarter. The asset management agreement had an initial term of one year and is automatically renewable for additional one-year terms unless either party elects not to renew the agreement. The agreement may be terminated upon 30 days’ written notice by either party. As of December 31, 2012, we had approximately $730.0 million of assets under management with AIIM. For the years ended December 31, 2012 and 2011, we paid asset management fees to AIIM of $1.6 million and $1.6 million, respectively. As of June 30, 2013 and December 31, 2012, we had accrued fees payable to AIIM in the amounts $363,000 and $383,000.

Master Services Agreement

AmTrust provides us and our affiliates with information technology development services in connection with the development and licensing of our policy administration system at a cost that is currently 1.25% of our and our affiliates’ gross premium written through the system plus AmTrust’s costs for development and support services. In addition, AmTrust provides us and our affiliates with printing and mailing services at a per piece cost for policy and policy related materials, such as invoices, quotes, notices and endorsements, associated with the policies processed for us and our affiliates on our policy administration system. We recorded approximately $16.2 million of expenses for the year ended December 31, 2012 related to this agreement.

Integon National Consulting and Marketing Agreement

On July 1, 2012, Integon National entered into an agreement with Risk Services, LLC (“RSL”), an AmTrust subsidiary. RSL provides certain consulting and marketing services to promote our captive insurance program with AARC to potential independent agents selling through our Agency channel. Under the terms of this agreement, RSL receives 1.5% of all net premium written generated by the program. For the year ended December 31, 2012, the amounts charged for such fees were $15,000. As of June 30, 2013 and December 31, 2012, Integon National had accrued fees payable for these services in the amount of $25,000 and $15,000.

Personal Lines Quota Share

Effective March 1, 2010, Integon National entered into the Personal Lines Quota Share, pursuant to which Integon National ceded a 50% quota share of the gross premium written of its P&C business to a group of affiliated reinsurers consisting of Maiden Insurance, ACP Re and AmTrust (through a subsidiary).

The Personal Lines Quota Share provides that the reinsurers, severally, in accordance with their participation percentages, receive 50.0% of the gross premium written (excluding premium ceded to state-run reinsurance facilities) of the P&C business of the ceding company and assume 50.0% of the related losses and allocated LAE. The Personal Lines Quota Share had an initial term of three years, was renewed through March 1, 2016 and will renew automatically for successive three-year terms unless terminated by written notice not less than nine months prior to the expiration of the current term. In addition, a reinsurer may terminate its participation in the Personal Lines Quota Share upon 60 days’ written notice upon the occurrence of certain early termination events with respect to the ceding company, which include a merger or change of control of the ceding company, the ceding company ceasing to write new and renewal business, the ceding company effecting a reduction in the net retained share of the business reinsured without written consent of the reinsurers or the ceding company’s failure to remit premiums in accordance with the Personal Lines Quota Share. The quota share percentage ceded to each reinsurer under the Personal Lines Quota Share for Maiden Insurance, ACP Re and AmTrust are 25.0%, 15.0%, and 10.0%, respectively.

In addition, the ceding company may terminate a reinsurer’s share in the Personal Lines Quota Share upon 60 days’ written notice upon the occurrence of certain early termination events with respect to a reinsurer, which include the insolvency of the reinsurer, financial condition impairment of the reinsurer as set forth in the Personal Lines Quota Share, merger or change of control of the reinsurer, the reinsurer ceasing to write new and renewal business or if a reinsurer is 30 days in arrears on payment and has not cured such breach within 30 days following written notice from Integon National (unless the subject of a good faith dispute). Integon National also may terminate on 60 days’ written notice following the effective date of an initial public offering or private placement of stock by Integon National or a direct or indirect parent, which would include NGHC and the consummation of this offering. With the net proceeds from the private placement, we will retain more of our written business. Effective August 1, 2013, we terminated our cession of P&C premium to our quota share reinsurers and now retain 100% of such P&C gross premium written and related losses with respect to all new and renewal P&C policies bound after August 1, 2013. We will continue to cede 50% of P&C gross premium written and related losses with respect to policies in effect as of July 31, 2013 to the quota share reinsurers until the expiration of such policies. This retention of our P&C premium will provide us the opportunity to substantially increase our underwriting and investment income, while also increasing our exposure to losses. See “Risk Factors—Risks Relating to Our Insurance Operations—We have reduced our dependence on reinsurance and will retain a greater percentage of our premium writings, which increases our exposure to the underlying policy risks.”

The Personal Lines Quota Share provides that the reinsurers pay a provisional ceding commission equal to 32.0% of ceded earned premium, net of premiums ceded by Integon National for inuring third-party reinsurance, subject to adjustment to a maximum of 34.5% if the loss ratio for the reinsured business is 60.0% or less and a minimum of 30.0% if the loss ratio is 64.5% or higher.

The amounts related to this Personal Lines Quota Share are as follows:

(amounts in thousands)
Year ended December 31, 2012
	Ceded Earned Premiums	Ceding Commission Income	Ceded Losses and LAE Expenses
ACP Re	$168,395	$52,602	$117,510
Maiden Insurance	280,657	87,671	195,850
AmTrust	112,264	34,046	78,345

Total	$561,316	$174,319	$391,705

(amounts in thousands)
Year ended December 31, 2012
	Reinsurance Recoverable on Paid and Unpaid Losses and LAE	Ceded Commission Receivable	Ceded Premium Payable
ACP Re	$85,914	$7,853	$43,605
Maiden Insurance	143,190	13,089	72,674
AmTrust	57,276	5,236	29,070

Total	$286,380	$26,178	$145,349

Year ended December 31, 2011
	Ceded Earned Premiums	Ceding Commission Income	Ceded Losses and LAE Expenses
ACP Re	$147,507	$46,081	$99,430
Maiden Insurance	245,844	76,800	165,716
AmTrust	98,338	29,993	66,281

Total	$491,689	$152,874	$331,427

Year ended December 31, 2011
	Reinsurance Recoverable on Paid and Unpaid Losses and LAE	Ceded Commission Receivable	Ceded Premium Payable
ACP Re	$63,098	$9,515	$38,409
Maiden Insurance	105,164	15,859	64,015
AmTrust	42,061	6,342	25,606

Total	$210,323	$31,716	$128,030

10-month period from March 1, 2010 (inception) to December 31, 2010
	Ceded Earned Premiums	Ceding Commission Income	Ceded Losses and LAE Expenses
ACP Re	$74,073	$24,074	$49,748
Maiden Insurance	123,455	40,123	82,680
AmTrust	49,382	16,049	33,164

Total	$246,910	$80,246	$165,592

10-month period from March 1, 2010 (inception) to December 31, 2010
	Reinsurance Recoverable on Paid and Unpaid Losses and LAE	Ceded Commission Receivable	Ceded Premium Payable
ACP Re	$36,848	$10,646	$32,758
Maiden Insurance	61,413	17,743	54,597
AmTrust	24,565	7,098	21,839

Total	$122,826	$35,487	$109,194

Accident and Health Portfolio Transfer and Quota Share

Effective January 1, 2013, Wesco Insurance Company (“Wesco”), an affiliate of AmTrust entered into a Portfolio Transfer and Quota Share Agreement (the “A&H Quota Share”) with National Health Insurance Company (“NHIC”), our subsidiary, and AmTrust North America, Inc. (“AmTrust NA”) entered into a related Assignment and Assumption Agreement (the “A&H Assignment”) with our subsidiary, Management Corp. Under the A&H Quota Share, NHIC assumed a book of A&H business from Wesco. Pursuant to the A&H Quota Share, NHIC has assumed 100% of Wesco’s loss and unearned premium reserves related to the relevant book of A&H business, which total approximately $2.6 million. For the existing book of business, NHIC paid Wesco a ceding commission equal to Wesco’s acquisition costs and reinsurance costs. In addition, Wesco has agreed to continue to issue policies with respect to certain programs assumed by NHIC and certain new A&H programs for such new policies, for which

Wesco will cede 100% of the premiums related to such policies subject to a ceding commission of 5.0% plus its acquisition costs and reinsurance costs. Pursuant to the A&H Assignment, AmTrust assigned certain assets and leases relating to the book of business under the A&H Quota Share to Management Corp. We also hired the related program development personnel.

Integon National Reinsurance Agreements

On November 9, 2012, Integon National, our wholly-owned subsidiary, sold all of the outstanding shares of Agent Alliance Insurance Company (“AAIC”) to ACP Re for a purchase price equal to AAIC’s statutory capital and surplus. Following the transaction, Integon National entered into a reinsurance agreement with AAIC whereby AAIC ceded to Integon National 100% of all existing and renewal private passenger auto insurance business of AAIC.

Investment in Life Settlements

During 2010 and 2011, we formed each of Tiger Capital, LLC and AMT Capital Alpha, LLC with a subsidiary of AmTrust for the purposes of acquiring life settlement contracts and related premium finance loans. In the first quarter of 2013, a subsidiary of ours acquired a 50.0% interest in AMT Capital Holdings, S.A. Although we have a 50.0% interest in each of these entities, AmTrust provides certain actuarial and finance functions to the entities, for which we receive a benefit. As a result of this arrangement, Tiger Capital, LLC, AMT Capital Alpha, LLC and AMT Capital Holdings, S.A. collectively paid AmTrust $0.7 million for these services for the year ended December 31, 2012.

800 Superior

In August 2011, Integon National and AmTrust formed 800 Superior, LLC (“800 Superior”) for the purpose of acquiring an office building in Cleveland, Ohio. We and AmTrust each have a 50.0% ownership interest in 800 Superior. The cost of the building acquired by 800 Superior (the “Cleveland Office Building”) was approximately $7.5 million. AmTrust has been appointed managing member of 800 Superior. In 2012, ACP Re made a short-term loan of $5.0 million to 800 Superior to fund our share of the costs associated with the renovation of the Cleveland Office Building. We repaid the ACP Re loan in full in September 2012. As of December 31, 2012 and 2011, our investment in the Cleveland Office Building was recorded as approximately $2.7 million and $3.8 million, respectively. For the years ended December 31, 2012 and 2011, we recorded equity in earnings (losses) of unconsolidated subsidiaries in the amounts of $142,000 and $0, respectively, with respect to our interest in 800 Superior.

Additionally, in 2012, a subsidiary, Management Corp., entered into an office lease with 800 Superior for approximately 134,000 square feet of space in the Cleveland Office Building. The lease is for a period of 15 years and we paid 800 Superior $1.4 million in rent for the year ended December 31, 2012.

In September 2012, 800 Superior received $19.4 million in net proceeds from a financing transaction entered into by the Company, AmTrust and Key Community Development Corporation (“KCDC”) related to a capital improvement project for the Cleveland Office Building. The Company, AmTrust and KCDC collectively made capital contributions (net of allocation fees) and loans to 800 Superior NMTC Investment Fund II and 800 Superior NMTC Investment Fund I LLC (collectively, the “Investment Funds”) under a qualified New Markets Tax Credit (“NMTC”) program. The NMTC program was provided for in the Community Renewal Tax Relief Act of 2000 (the “Act”) and is intended to induce capital investment in qualified lower income communities. The Act permits taxpayers to claim credits against their federal income taxes for up to 39.0% of qualified investments in the equity of community development entities (“CDEs”). CDEs are privately managed investment institutions that are certified to make qualified low-income community investments.

In addition to the capital contributions and loans from the Company, AmTrust and KCDC, as part of the transaction, the Investment Funds received, directly and indirectly, proceeds of approximately $8.0 million through two loans originating from state and local governments of Ohio. These loans are each for a period of 15 years and have an average interest rate of 1.7% per annum. We and AmTrust both serve as guarantors under these loans.

The Investment Funds then contributed the loan proceeds and capital contributions of $19.4 million to two CDEs, which, in turn, loaned the funds on similar terms to 800 Superior. The proceeds of the loans from the CDEs (including loans representing the capital contribution made by KCDC, net of allocation fees) will be used to fund the capital improvement project. As collateral for these loans, we granted a security interest in the assets acquired with the loan proceeds.

In September 2012, we formed East Ninth and Superior, LLC and 800 Superior NMTC Investment Fund II, LLC with AmTrust. We and AmTrust each have a 50.0% ownership interest in East Ninth and Superior, LLC and a 24.5% interest in 800 Superior NMTC Investment Fund II, LLC, for which the Company is not the primary beneficiary. Our investment in the companies was approximately $4.0 million. For the year ended December 31, 2012, we recorded equity in earnings (losses) in the amount of $223,000 with respect to our interests in East Ninth and Superior, LLC and 800 Superior NMTC Investment Fund II, LLC.

Use of Company Aircraft

We are party to an aircraft timeshare agreement with a wholly-owned subsidiary of AmTrust, AmTrust Underwriters, Inc. (“AUI”). The agreement provides for payment to AUI for usage of its company-owned aircraft and covers actual expenses incurred and permissible under federal aviation regulations including travel and lodging expenses of the crew, in-flight catering, flight planning and weather contract services, ground transportation, fuel, landing and hangar fees and airport taxes, among others. AUI does not charge us for the fixed costs that would be incurred in any event to operate the aircraft (for example, aircraft purchase costs, insurance and flight crew salaries). During the year ended December 31, 2012, we paid AUI approximately $120,000, for the use of its aircraft under this agreement.

Other Agreements with ACP Re

We borrowed an aggregate principal amount of $18.7 million from ACP Re pursuant to two promissory notes effective as of January 27, 2012 and September 5, 2012, which promissory notes were amended and restated in their entirety by a Second Amended and Restated Subordinated Promissory Note (the “ACP Re Note”) effective as of February 20, 2013. The ACP Re Note bears interest at a rate of 3.0% and matures on January 1, 2017. As of June 30, 2013, the outstanding principal balance on the loan remained at $18.7 million. This indebtedness is subordinate to our indebtedness under our Credit Agreement.

Effective November 1, 2012, our wholly-owned subsidiary, Management Corp., provides accounting and administrative services to ACP Re for a monthly fee of $10,000. We recorded approximately $20,000 for these services for the year ended December 31, 2012.

Corporate Office Lease Agreements

In 2010, we entered into a lease for office space on the 23rd floor at 59 Maiden Lane in downtown Manhattan from 59 Maiden Lane Associates, LLC, an entity that is wholly owned by entities controlled by Michael Karfunkel and his brother. In 2012, we amended the 2010 lease and began renting 19,996 square feet of office space on the 38th floor and paid approximately $0.5 million in rent and expenses pursuant to this lease for the year ended December 31, 2012.

2012 Purchase of Byron Storms’ Equity Interests in Clearside

In May 2012, we hired Byron Storms as President of Management Corp. and our P&C operations. From March 2007 to May 2012, Mr. Storms was president and chief executive officer of Clearside General Insurance Services, LLC. We acquired 70% of the equity interests in Clearside in November of 2011. In June of 2012, we entered into an agreement to purchase the remaining 30% of the equity interest in Clearside, 25% of which was owned by Mr. Storms, and for which we paid Mr. Storms a purchase price of $1,250,000, payable in 15 monthly installments.

Family Relationships

Barry Karfunkel and Robert Karfunkel, sons of Michael Karfunkel, are employed by us as executive vice president and chief marketing officer, and executive vice president – strategy and development, respectively. Barry Karfunkel serves on our board of directors and Robert Karfunkel served on our board of directors until June 6, 2013. Prior to the private placement, each of Michael Karfunkel, Barry Karfunkel and Robert Karfunkel received annual base salaries of $750,000 from 2010 to 2012. Barry Karfunkel and Robert Karfunkel each received an annual bonus of $250,000 with respect to 2012 and 2011 and no annual bonus with respect to 2010.

Barry Zyskind, President & Chief Executive Officer of AmTrust, serves on our board of directors. Barry Zyskind is Mr. Karfunkel’s son-in-law.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital consists of (1) 150,000,000 shares of common stock, $0.01 par value per share (which we refer to as “common stock” throughout this prospectus), of which 79,732,300 shares are issued and outstanding, and (2) 10,000,000 shares of our preferred stock, $0.01 par value per share, of which no shares are issued and outstanding.

The following is a summary of the material terms of our common stock and preferred stock and related provisions of our certificate of incorporation and bylaws.

Common Stock

Voting Power

The holders of our common stock are entitled to one vote per share on any matter to be voted upon by stockholders.

The holders of common stock are not be entitled to cumulative voting rights with respect to the election of directors, which means that the holders of a majority of the voting power of our common stock voted can elect all of the directors then standing for election.

Dividend

Holders of shares of common stock are entitled to receive ratably the dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefor. See “Dividend Policy.”

Preemptive or Other Rights

Holders of our common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate in the future.

Preferred Stock

Our certificate of incorporation authorizes our board of directors to issue and to designate the terms of one or more new classes or series of preferred stock. The rights with respect to a class or series of preferred stock may be greater than the rights attached to our common stock. It is not possible to state the actual effect of the issuance of any shares of our preferred stock on the rights of holders of our common stock until our board of directors determines the specific rights attached to that class or series of preferred stock.

Certain Anti-Takeover Effects of Provisions of Our Bylaws and Delaware Law

Special Meetings of Stockholders

Our bylaws generally provide that special meetings of our stockholders may be called only by the chairman of the board of directors, the chief executive officer, the president or by resolution of the board of directors. Stockholders are not permitted to call a special meeting or require our board of directors to call a special meeting. However, we have agreed in the Registration Rights Agreement that a special meeting of stockholders (the “Special Election Meeting”) shall be called if a registration statement for resale of the common stock sold in the private placement has not become effective and the shares of our common stock have not become listed on the NYSE or the NASDAQ Global Market within 270 days after the completion of the private placement. Such special meeting may be called solely for the purposes of: (1) considering and voting upon proposals to remove each of our then-serving directors and (2) electing such number of directors as there are then vacancies on our board of directors (including any vacancies created by the removal of any director at the special meeting). Nominations of individuals for election to our board of directors at the Special Election Meeting may only be made (a) by or at the direction of our board of directors or (b) upon receipt by us of a written notice of any holder or holders of shares of our common stock entitled to cast, or direct the casting of, at least 5% of all the votes entitled to be cast at the Special Election Meeting, which notice must contain certain information as specified in our bylaws and be delivered to us within 15 days after delivery of the notice of the Special Election Meeting.

At any special meeting of our stockholders, only such business will be conducted as has been specified in the notice of meeting given by or at the direction of our board of directors or otherwise properly brought before the special meeting by or at the direction of our board of directors.

No Cumulative Voting

The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our certificate of incorporation does not provide for cumulative voting in the election of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our bylaws provide that stockholders seeking to bring business before a meeting of stockholders, or to nominate candidates for election as directors at a meeting of stockholders (other than the Special Election Meeting), must provide timely notice of their intent in writing. To be timely, a stockholder’s notice must be delivered to our principal executive offices not less than 90 days nor more than 120 days prior to the meeting. Our bylaws also specify certain requirements as to the form and content of a stockholder’s notice, including the stockholder’s ownership of the Company, synthetic equity transactions engaged in by the stockholder related to the Company, any proxies or voting agreements pursuant to which such stockholder has a right to vote shares of the Company, any stock borrowing agreements entered into by the stockholder related to the Company, any performance related fees the stockholder is entitled to based on changes in the value of the stock of the Company and any other information that would be required to be made in connection with a solicitation of proxies by such stockholder pursuant to Section 14(a) of the Exchange Act. Our bylaws also require that such stockholder provide information concerning each item of business proposed by the stockholder and individuals nominated for election as a director, as applicable. Failure to timely comply with these provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders.

Stockholder-Initiated Bylaw Amendments

Our bylaws may be adopted, amended, altered or repealed by stockholders only upon approval of at least a majority of the voting power of all the then outstanding shares of our common stock. Additionally, our bylaws may be amended, altered or repealed by the board of directors by a majority vote.

Authorized but Unissued Shares

Our authorized but unissued shares of common stock are available for future issuances without stockholder approval and can be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the DGCL. Subject to certain exceptions, Section 203 of the DGCL prohibits a public Delaware corporation from engaging in a business combination (as defined in such section) with an “interested stockholder” (defined generally as any person who beneficially owns 15% or more of the outstanding voting stock of such corporation or any person affiliated with such person) for a period of three years following the time that such stockholder became an interested stockholder, unless: (1) prior to such time the board of directors of such corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (2) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of such corporation at the time the transaction commenced (excluding for purposes of determining the voting stock of such corporation outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (a) by persons who are directors and also officers of such corporation and (b) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (3) on or subsequent to such time, the business combination is approved by the board of directors of such corporation and authorized at a meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock of such corporation not owned by the interested stockholder.

Limitation of Liability and Indemnification Matters

As permitted by the DGCL, our certificate of incorporation includes provisions that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted under Delaware law.

Our certificate of incorporation also authorizes us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law, and we may advance expenses to our directors, officers and employees in connection with a legal proceeding, subject to limited exceptions. As permitted by the DGCL, our certificate of incorporation provides that:

•	we will indemnify our directors and officers to the fullest extent permitted by the DGCL, subject to limited exceptions; and

•

we may purchase and maintain insurance on behalf of our current or former directors, officers, employees or agents against any liability asserted against them and incurred by them in any such capacity, or arising out of their status as such.

In addition, we expect to enter into indemnification agreements with each of our executive officers and directors pursuant to which each executive officer and director will be indemnified as described above (or furnished contribution by us if indemnification is unavailable) and will be advanced costs and expenses subject to delivery of an undertaking to repay any advanced amounts if it is ultimately determined that such executive officer or director is not entitled to indemnification for such costs and expenses.

Forum

Our bylaws provide that, subject to certain exceptions, unless we consent in writing to an alternative forum, a state or federal court located in the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer, employee or agent of the Company to the Company or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, our certificate of incorporation or our bylaws, or (iv) any action asserting a claim governed by the internal affairs doctrine. The bylaw further provides that any person or entity purchasing or otherwise acquiring an interest in our shares of capital stock is deemed to have notice of and consented to the foregoing. Although we believe this provision benefits the Company by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, it may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and employees.

Registration Rights

Founding Stockholders’ Registration Rights

In addition to the registration rights agreement pursuant to which shares are being registered hereunder, we have entered into a registration rights agreement with Michael Karfunkel, our chairman and chief executive officer, the Karfunkel Trust, and AmTrust (collectively, the “founding stockholders”) pursuant to which we have agreed to provide the founding stockholders certain rights to require us to register their shares of common stock. In connection with the private placement, the founding stockholders have agreed to waive any right to have their shares included in this shelf registration statement and have further agreed not to sell their shares of common stock for 90 days following the effectiveness of the registration statement of which this prospectus is a part. Additionally, the founding stockholders have waived any rights they may have under the initial registration rights agreement for a period of 180 days following the effectiveness of the registration statement. However, after the 180-day period following the effectiveness of the registration statement, the founding stockholders have the right to cause us to register with the SEC all of their shares for resale in the public market.

Purchasers in the Private Placement

The purchasers of shares of our common stock in the private placement are entitled to the benefits of a registration rights agreement between us and FBR Capital Markets & Co. Under this registration rights agreement, we have agreed, at our expense, to file with the SEC within 90 days following the completion of the private placement a shelf registration statement registering for resale the shares of our common stock sold therein, plus any additional shares of our common stock issued in respect thereof whether by share dividend, share distribution, share split or otherwise. The registration statement of which this prospectus is a part is being filed in accordance with our obligations under this registration rights agreement.

We are required to use our commercially reasonable efforts to cause the shelf registration statement to become effective under the Securities Act as soon as practicable after the filing, but in any event within 270 days after the completion of the private placement, and to maintain its continuous effectiveness under the Securities Act until the earliest of (i) such time as all of the shares of common stock covered by the shelf registration statement have been sold in accordance with the intended distribution of such shares, (ii) the shares covered by the shelf registration statement are no longer outstanding or (iii) the first anniversary of the completion of the private placement and the condition that such shares have been transferred to an unrestricted CUSIP, are listed or included on the New York Stock Exchange or the NASDAQ Global Market or alternative market, and can be sold under Rule 144 without limitation as to volume, manner of sale or current public information under Rule 144.

If we choose to file an IPO registration statement, all holders of shares of our common stock sold in the private placement and each of their respective direct and indirect transferees may elect to participate in the registration in order to resell their shares of our common stock, subject to:

•	compliance with the registration rights agreement;

•	cutback rights on the part of the underwriters; and

•	other conditions and limitations that may be imposed by the underwriters.

Upon an initial public offering of shares of our common stock, the holders of shares of our common stock purchased in the private placement who elect, pursuant to the registration rights agreement, to include their shares of our common stock for resale in the initial public offering will not be able to sell any of their shares of our common stock that are not included in the initial public offering during such periods as reasonably requested by the representatives of the underwriters, if an underwritten offering, or by us in any other registration (but in no event for a period longer than 30 days prior to and 180 days following the effective date of the registration statement filed in connection with the initial public offering of our common stock). However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the managing underwriter in the initial public offering waives, in writing, such an extension. Those holders of shares of our common stock purchased in the private placement who do not elect, despite their right to do so under the registration rights agreement, to include their shares of our common stock for resale in the initial public offering may not, subject to certain exceptions, directly or indirectly sell, offer to sell, grant any option or otherwise dispose of any shares of our common stock (or securities convertible into such shares) for a period of up to 60 days following the effective date of the registration statement filed in connection with the initial public offering of our common stock. Any amendment to or waivers of the “lock-up” periods specified in the registration rights agreement must be approved by and will be applicable only to those holders who provide their written consent to such amendment or waiver.

Notwithstanding the foregoing, we are permitted, under limited circumstances, to suspend the use, from time to time, of the prospectus that is part of a registration statement filed pursuant to the registration rights agreement, including this prospectus, (and therefore suspend sales under the registration statement) for certain periods, referred to as “blackout periods,” if, among other things, any of the following occurs:

•

the representative of the underwriters of an underwritten offering of primary shares of our common stock by us has advised us that the sale of shares of our common stock under the registration statement would have a material adverse effect on such underwritten offering of primary shares;

•

a majority of the independent members of our board of directors determines in good faith that (i) the offer or sale of any shares of our common stock under the registration statement would materially impede, delay or interfere with any proposed financing, offer or sale of securities, acquisition, merger, tender offer, business combination, corporate reorganization or other significant transaction involving us; (ii) after the advice of counsel, the sale of the shares covered by the registration statement would require disclosure of non-public material information not otherwise required to be disclosed under applicable law; and (iii) either (x) we have a bona fide business purpose for preserving the confidentiality of the proposed transaction or information, (y) disclosure would have a material adverse effect on us or our ability to consummate the proposed transaction or (z) the proposed transaction renders us unable to comply with SEC requirements, in each case under circumstances that would make it impracticable or inadvisable to cause the registration statement (or such filings) to become effective or promptly amend or supplement the registration statement, as applicable; or

•

a majority of the independent members of our board of directors determines in good faith, after the advice of counsel, that we are required by law, rule or regulation, or that it is in our best interests, to supplement the registration statement or file a post-effective amendment to the registration statement in order to incorporate information into the registration statement for the purpose of (i) including in the registration statement any prospectus required under Section 10(a)(3) of the Securities Act; (ii) reflecting in the prospectus included in the registration statement any facts or events arising after the effective date of the registration statement (or of the most recent post-effective amendment) that, individually or in the aggregate, represents a fundamental change in the information set forth in the prospectus; or (iii) including in the prospectus included in the registration statement any material information with respect to the plan of distribution not disclosed in the registration statement or any material change to such information.

The cumulative blackout periods in any rolling 12-month period commencing on the closing of the offering may not exceed an aggregate of 90 days and, furthermore, may not exceed 60 days in any rolling 90-day period.

A holder that sells shares of our common stock pursuant to the registration statement or as a selling stockholder pursuant to an underwritten public offering generally will be required to be named as a selling stockholder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the registration rights agreement that are applicable to such holder (including certain indemnification rights and obligations). In addition, each holder of shares of our common stock may be required to deliver information to be used in connection with the shelf registration statement in order to have such holder’s shares of our common stock included in the registration statement.

Each certificate representing shares of our common stock may contain a legend to the effect that the holder thereof, by its acceptance thereof, will be deemed to have agreed to be bound by the provisions of the registration rights agreement. In that regard, each holder will be deemed to have agreed that, upon receipt of notice of occurrence of any event that make a statement in the prospectus which is part of the registration statement untrue in any material respect or which requires the making of any changes in such prospectus in order to make the statements therein not misleading, or of certain other events specified in the registration rights agreement, such holder will suspend the sale of shares of our common stock pursuant to such prospectus until we have amended or supplemented such prospectus to correct such misstatement or omission and have furnished copies of such amended or supplemented prospectus to such holder or we have given notice that the sale of the shares of our common stock may be resumed.

We cannot, without the prior written consent of the holders of a majority of the outstanding registrable shares, enter into any agreement with current or prospective holders that would allow them to (i) include their securities in any registration statement filed pursuant to the registration rights agreement, unless such holders reduce the amount of their securities to be included if necessary to allow the inclusion of all of the registrable shares of the holders under the registration rights agreement or (ii) have their securities registered on a registration statement that could be declared effective prior to or within 180 days of the effective date of any registration statement filed pursuant to the registration rights agreement.

We have agreed to bear certain expenses incident to our registration obligations upon exercise of these registration rights, including the payment of federal securities law and state “blue sky” registration fees, except that we will not bear any brokers’ or underwriters’ discounts and commissions or transfer taxes relating to sales of shares of our common stock. We have agreed to indemnify each selling stockholder for certain violations of federal or state securities laws in connection with any registration statement in which such selling stockholder sells its shares of our common stock pursuant to these registration rights. Each selling stockholder has in turn agreed to indemnify us for federal or state securities law violations that occur in reliance upon written information it provides for us in the registration statement.

In connection with our filing of a registration statement, we have agreed to use our commercially reasonable efforts (including, without limitation, seeking to cure in our listing application any deficiencies cited by the exchange or market) to list our common stock on the NYSE or the NASDAQ Global Market and thereafter maintain the listing on such exchange. We have applied to have our common stock approved for listing on the Nasdaq Global Market under the symbol “NGHC”.

We will also provide, upon request, each holder of registrable shares copies of the prospectus that is a part of the registration statement, notify such holder when the registration statement has become effective, and take certain other actions as are required to permit unrestricted resales.

Each selling stockholder named as such in this prospectus may be deemed an “underwriter” as that term is defined in the Securities Act. Underwriters have statutory responsibilities and liabilities in respect of the accuracy of any prospectus used by them.

Generally, the prospectus delivery requirement may be satisfied by disclosing to a selling broker the existence of the requirement to sell the shares of our common stock in accordance with the registration statement covering the shares of our common stock and making arrangements with such broker to deliver a current prospectus in connection with any such sale. Upon receipt of a written request therefor, we will provide a reasonable number of current prospectuses to each investor.

Pursuant to the registration rights agreement, so long as a holder owns registrable shares, we will furnish to the holder promptly upon request (1) a written statement by us as to our compliance with the reporting requirements of Rule 144 (at any time after 90 days after the effective date of this registration statement filed by us for an offering of our securities to the general public) and of the Securities Act and the Exchange Act (at any time after we have become subject to the reporting requirements of the Exchange Act), (2) a copy of our most recent annual or quarterly report and (3) such other of our reports and documents, and take such further actions, as a holder may reasonably request in availing itself of any rule or regulation of the SEC allowing a holder to sell any shares of our common stock without registration.

The preceding summary of certain provisions of the registration rights agreement is not intended to be complete, and is subject to, and qualified in its entirety by reference to, all of the provisions of the registration rights agreement, a copy of which has been filed as an exhibit to the registration statement of which this prospectus is a part.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a general discussion of certain U.S. federal income tax consequences to non-U.S. holders (as defined below) of the purchase, ownership and disposition of shares of our common stock acquired in this offering as of the date hereof. This summary deals only with shares of common stock purchased in this offering that are held as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment) by a non-U.S. holder.

*        *        *         *

TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, PROSPECTIVE HOLDERS ARE HEREBY NOTIFIED THAT ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES SET FORTH IN THIS PROSPECTUS WAS WRITTEN IN CONNECTION WITH THE PROMOTION AND MARKETING BY US OF THE SHARES. SUCH DISCUSSION IS NOT INTENDED OR WRITTEN TO BE LEGAL OR TAX ADVICE TO ANY PERSON AND IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY PERSON FOR THE PURPOSE OF AVOIDING ANY U.S. FEDERAL TAX PENALTIES THAT MAY BE IMPOSED ON SUCH PERSON. EACH INVESTOR SHOULD SEEK ADVICE BASED ON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

*        *        *         *

For purposes of this discussion, the term “non-U.S. holder” means a beneficial owner of our common stock that is, for U.S. federal income tax purposes, an individual, corporation, estate or trust, but is not any of the following:

•	an individual citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust if it (i) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares of our common stock, the tax treatment of a person treated as a partner in such partnership generally will depend on the status of the partner and the activities of the partner and the partnership. If you are a partner of a partnership considering an investment in shares of our common stock, you should consult your own tax advisors.

This discussion is based on provisions of the Code, existing and proposed U.S. Treasury regulations promulgated thereunder, rulings and other administrative pronouncements and judicial decisions, all as of the date of this prospectus. Those authorities are subject to different interpretations and may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below. We cannot assure you that a change in law will not alter significantly the tax considerations discussed below.

This discussion does not include any description of U.S. state or local taxation or the tax laws of any foreign government and does not address any aspect of U.S. federal taxation other than income taxation (such as U.S. federal estate tax or the Medicare contribution tax on certain net investment income). This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular non-U.S. holder in light of such non-U.S. holder’s particular circumstances or that may apply to non-U.S. holders subject to special rules under the U.S. federal income tax laws (including, for example, financial institutions, dealers in securities, traders in securities that elect mark-to-market treatment, insurance companies, tax-exempt entities, entities or arrangements treated as partnerships or other pass-through entities for U.S. federal income tax purposes (or investors therein), holders liable for the alternative minimum tax, former citizens or former long-term residents of the United States, holders who hold our common stock as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment, “controlled foreign corporations,” “passive foreign investment companies,” persons that own, or have owned, actually or constructively, more than 5% of our common stock, and holders who acquire our common stock as compensation or otherwise in connection with the performance of services).

No opinion of counsel has been obtained, and we have not sought and do not intend to seek any rulings from the U.S. Internal Revenue Service (the “IRS”), regarding the matters discussed below. There can be no assurance that the IRS will not take positions concerning the tax consequences of the ownership or disposition of shares of our common stock that differ from those discussed below.

THIS SUMMARY IS FOR GENERAL INFORMATION ONLY AND IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK. PROSPECTIVE INVESTORS SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES TO THEM (INCLUDING THE APPLICATION AND EFFECT OF ANY STATE, LOCAL, NON-U.S. INCOME AND OTHER TAX LAWS) OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON STOCK. PROSPECTIVE INVESTORS SHOULD NOT CONSIDER THE CONTENTS OF THIS SUMMARY AS LEGAL OR TAX ADVICE.

Distributions on Our Common Stock

Distributions with respect to our common stock generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will be treated as a tax-free return of capital to the extent of (and will be applied against and reduce, but not below zero) the non-U.S. holder’s adjusted tax basis in the shares of our common stock. Any excess will be treated as gain realized on the sale or other disposition of our common stock and will be treated as described below under “Gain on Sale, Exchange or Other Taxable Disposition of Our Common Stock.”

As discussed under “Dividend Policy” above, our board of directors currently intends to authorize the payment of a nominal quarterly cash dividend to our stockholders of record. Dividends (for U.S. federal income tax purposes) paid to a non-U.S. holder generally will be subject to U.S. federal withholding tax at a rate of 30%, or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business within the United States, or permanent establishment maintained in the United States if certain tax treaties apply, by a non-U.S. holder generally will not be subject to such withholding tax, provided certain certification and disclosure requirements are satisfied (including the provision of a properly completed IRS Form W-8ECI or other applicable form). Instead, unless an applicable income tax treaty provides otherwise, such dividends will generally be subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a U.S. person as defined under the Code. A corporate non-U.S. holder may be subject to an additional “branch profits tax” at a rate of 30% on its earnings and profits (subject to adjustments) that are effectively connected with its conduct of a U.S. trade or business (unless an applicable income tax treaty provides otherwise).

A non-U.S. holder of shares of our common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to complete IRS Form W-8BEN (or other applicable form) and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if shares of our common stock are held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable U.S. Treasury regulations.

A non-U.S. holder of shares of our common stock eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Sale, Exchange or Other Taxable Disposition of Our Common Stock

Subject to the discussion below under “Information Reporting and Backup Withholding” and “FATCA,” any gain realized by a non-U.S. holder on the sale, exchange or other taxable disposition of shares of our common stock generally will not be subject to U.S. federal income or withholding tax unless:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable tax treaty, is attributable to a permanent establishment of the non-U.S. holder in the United States);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met; or

•

we are or have been a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes at any time within the shorter of the five-year period ending on the date of the disposition or the period that the non-U.S. holder held shares of our common stock (the “applicable period”).

In the case of a non-U.S. holder described in the first bullet point above, any gain generally will be subject to U.S. federal income tax on a net income basis in the same manner as if such non-U.S. holder were a United States person as defined under the Code (unless an applicable income tax treaty provides otherwise) and a non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) of its “effectively connected earnings and profits” for the taxable year, subject to certain adjustments.

Except as otherwise provided by an applicable income tax treaty, an individual non-U.S. holder described in the second bullet point above will be subject to a 30% tax on any gain derived from the sale, which may be offset by certain U.S. source capital losses (even though the individual is not considered a resident of the United States) provided such a non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

We believe we are not currently a USRPHC and we do not anticipate becoming a USRPHC in the future. However, if we become a USRPHC and at the time of the sale, exchange or other taxable disposition of shares of our common stock which gives rise to any realized gain, our common stock is regularly traded on an established securities market, a non-U.S. holder will be subject to U.S. federal income tax on any gain not otherwise taxable only if such non-U.S. holder actually or constructively owned more than 5% of our outstanding common stock at any time during the applicable period. You should consult your own tax advisor about the consequences that could result if we are, or become, a USRPHC.

Information Reporting and Backup Withholding

Generally, we must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such non-U.S. holder and the amount of tax, if any, withheld with respect to such dividends. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable income tax treaty. This information may also be made available to the tax authorities in the country in which a non-U.S. holder resides or is established pursuant to the provisions of a specific treaty or agreement with such tax authorities.

A non-U.S. holder generally will be subject to backup withholding (currently at a rate of 28%) with respect to dividends paid to such holder unless such holder certifies under penalty of perjury that it is not a United States person (as defined under the Code) (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition by a non-U.S. holder of shares of our common stock within the United States or conducted through certain U.S.-related financial intermediaries unless such non-U.S. holder certifies under penalty of perjury that it is not a United States person (as defined under the Code), and the payor does not have actual knowledge or reason to know that the non-U.S. holder is a United States person, or such non-U.S. holder otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, if any, provided that the required information is furnished timely to the IRS. Prospective investors should consult their own tax advisors regarding the application of these rules to their particular circumstances.

FATCA

In addition to the withholding described above, legislation enacted in 2010, known as the Foreign Account Tax Compliance Act, or “FATCA,” generally imposes a withholding tax of 30% on dividend income from our common stock and on the gross proceeds of a sale or other disposition of our common stock, if the payments are made to certain foreign entities, unless certain diligence, reporting, withholding and certification obligations and requirements are met. Recently finalized U.S. Treasury regulations delay the implementation of withholding under FATCA with respect to U.S. source dividends until after December 31, 2013, and with respect to payments of gross proceeds until after December 31, 2016.

The withholding under FATCA may be avoided if (i) the foreign entity is a “foreign financial institution” (as defined in this legislation) and such institution enters into an agreement with the U.S. government to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which would include certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or (ii) the foreign entity is not a “foreign financial institution” and makes a certification identifying its substantial U.S. owners (as defined for this purpose) or makes a certification that such foreign entity does not have any substantial U.S. owners. Financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Under certain circumstances, a non-U.S. holder of our common stock might be eligible for refunds or credits of such withholding taxes, and a non-U.S. holder might be required to file a U.S. federal income tax return to claim such refunds or credits.

Non-U.S. holders should consult their own tax advisors regarding the implications of this legislation on their investment in our common stock.

THE TAX DISCUSSION SET FORTH ABOVE IS FOR GENERAL INFORMATION ONLY. THE TAX CONSEQUENCES OF AN INVESTMENT IN THE SHARES MAY NOT BE THE SAME FOR ALL POTENTIAL INVESTORS. PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES OF AN INVESTMENT IN THE SHARES.

SHARES AVAILABLE FOR FUTURE SALE

We have 79,732,300 shares of common stock outstanding, consisting of (1) 21,850,000 shares sold in the private placement; (2) 45,554,570 shares issued to our founding stockholders in connection with our formation and capitalization, prior to the private placement; (3) 12,295,430 shares issued upon the conversion of our Series A Preferred Stock in connection with the private placement; and (4) 32,300 shares issued to certain of our employees under our 2013 Plan. In addition, 5,058,348 shares of common stock are issuable upon the exercise of stock options outstanding as of the date of this prospectus and 2,344,352 shares of common stock are reserved for future issuance under the 2013 Plan. We are registering up to 21,882,300 shares pursuant to the registration statement, of which this prospectus is a part.

All of the 79,732,300 shares of common stock that are issued and outstanding are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including exemptions contained in Rule 144, which are summarized below. We have filed a registration statement, of which this prospectus is a part, in respect of the 21,882,300 shares being offered by the selling stockholders. These shares may not be sold pursuant to this prospectus until such registration statement is declared effective.

Lock-Up Agreements

We have agreed that for a period beginning on the date of the purchase/placement agreement for the private placement until 180 days after the effective date of the registration statement of which this prospectus is a part, we will not, without the prior written consent of FBR Capital Markets & Co., which may be withheld or delayed in FBR Capital Markets & Co.’s sole discretion:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, lend or otherwise dispose of or transfer, directly or indirectly, any of our equity securities or any securities convertible into or exercisable or exchangeable for our equity securities, or file any registration statement under the Securities Act with respect to any of the foregoing; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, directly or indirectly, any of the economic consequences of ownership of any of our equity securities,

whether any such transaction described above is to be settled by delivery of shares of our common stock or such other securities, in cash or otherwise.

The prior sentence does not apply to (1) the registration and sale of shares of our common stock under the registration rights agreement; (2) any shares of our common stock issued by us upon the exercise of an option outstanding on the date of the private placement offering memorandum and referred to in the private placement offering memorandum; or (3) such issuances of options or grants of restricted shares under the 2013 Plan described in the private placement offering memorandum.

Our stockholders, directors and our executive officers, in their capacities as such, have agreed that for a period beginning on May 30, 2013 until 90 days after the effective date of the registration statement of which this prospectus is a part, none of them will, without the prior written consent of FBR Capital Markets & Co., which may be withheld or delayed in FBR Capital Markets & Co.’s sole discretion:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, lend or otherwise dispose of or transfer, directly or indirectly, any of our equity securities or any securities convertible into or exercisable or exchangeable for our equity securities; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, directly or indirectly, any of the economic consequences of ownership of any of our equity securities,

whether any such transaction described above is to be settled by delivery of shares of our common stock or such other securities, in cash or otherwise.

Notwithstanding the prior sentence, subject to applicable securities laws and the restrictions contained in our constituent documents, our controlling stockholders and our directors and executive officers may transfer our securities: (1) pursuant to the exercise of any options, including any sale, transfer or disposition of any shares of common stock that may be deemed to occur as consideration for the payment of the exercise price of such options in connection with a “cashless exercise” or “net share settlement;” provided that the shares of common stock issued upon the exercise of such options shall be subject to the transfer restrictions; (2) as a bona fide gift or gifts, provided that the donees agree to be bound in writing by the same restrictions described above; (3) to any trust for the direct or indirect benefit of the stockholder or the immediate family of the stockholder, provided that the trustee of the trust agrees to be bound in writing by the same restrictions described above; (4) as a distribution to stockholders, partners or members of the stockholder, provided that such stockholders, partners or members agree to be bound in writing by the same restrictions described above; (5) any transfer required any benefit plan of our company; (6) as required by participants in our 2013 Plan in order to reimburse or pay federal income tax and withholding obligations in connection with vesting of restricted stock grants; (7) as collateral for any loan, provided that the lender agrees in writing to be bound by the same restrictions described above; or (8) with respect to sales of securities acquired after the completion of the private placement in the open market; provided that such transfer or other disposition does not require a filing to be made with the SEC under the Exchange Act; and provided further that in the case of any such transfer contemplated by items (1)-(7) above, a copy of the required agreement of the transferee or transferees is furnished immediately to FBR Capital Markets & Co.

Notwithstanding the foregoing, if (1) during the last 17 days of the lock-up period described above, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

In addition, upon an initial public offering of shares of our common stock, the holders of shares of our common stock purchased in the private placement who elect, pursuant to the registration rights agreement, to include their shares of our common stock for resale in the initial public offering will not be able to sell any of their shares of our common stock that are not included in the initial public offering during such periods as may be reasonably requested by the representatives of the underwriters, if an underwritten offering, or by us in any other registration (but in no event for a period longer than 30 days prior to and 180 days following the effective date of the registration statement filed in connection with the initial public offering of our common stock). Those holders of shares of our common stock purchased in the private placement who do not elect, despite their right to do so under the registration rights agreement, to include their shares of our common stock for resale in the initial public offering may not, subject to certain exceptions, directly or indirectly sell, offer to sell, grant any option or otherwise dispose of any shares of our common stock (or securities convertible into such shares) for a period of up to 60 days following the effective date of the registration statement filed in connection with the initial public offering of shares of our common stock. Any amendment to or waivers of the “lock-up” periods specified in the registration rights agreement must be approved by and will be applicable only to those holders who provide their written consent to such amendment or waiver. See “Description of Capital Stock—Registration Rights—Purchasers in the Private Placement.”

Rule 144

Sales by Non-Affiliates. In general, under Rule 144, a holder of shares of restricted common stock who is not and has not been one of our affiliates at any time during the three months preceding the proposed sale can resell the shares as follows:

•	If we have been a reporting company under the Exchange Act for at least 90 days immediately before the sale, then:

•

beginning six months after the shares were acquired from us or any of our affiliates, the holder can resell the shares, subject to the condition that current public information about us must be available (as described below), but without any other restrictions; and

•	beginning one year after the shares were acquired from us or any of our affiliates, the holder can resell the shares without any restrictions.

•

If we have not been a public reporting company under the Exchange Act for at least 90 days immediately before the sale, then the holder may not resell the shares until at least one year has elapsed since the shares were acquired from us or any of our affiliates, and may resell the shares without restrictions after that time.

Sales by Affiliates. In general, under Rule 144, a holder of shares of restricted common stock who is one of our affiliates at the time of the sale or any time during the three months preceding the sale can resell shares, subject to the restrictions described below.

•

If we have been a public reporting company under the Exchange Act for at least 90 days immediately before the sale, then at least six months must have elapsed since the shares were acquired from us or one of our affiliates; in all other cases, at least one year must have elapsed since the shares were acquired from us or one of our affiliates.

•	The number of shares sold by such person within any three-month period cannot exceed the greater of:

•	1% of the total number of shares of our common stock then outstanding (approximately 797,000 shares as of the date of this prospectus); or

•

the average weekly trading volume of our common stock during the four calendar weeks preceding the date on which notice on Form 144 with respect to the sale is filed with the SEC (or, if Form 144 is not required to be filed, the four calendar weeks preceding the date the selling broker receives the sell order).

•	Conditions relating to the manner of sale, notice requirements (filing of Form 144 with the SEC) and the availability of public information about us must also be satisfied.

Current Public Information: For sales by affiliates and non-affiliates, the satisfaction of the current public information requirement depends on whether we are a public reporting company under the Exchange Act.

•

If we have been a public reporting company for at least 90 days immediately before the sale, then the current public information requirement is satisfied if we have filed all periodic reports (other than Form 8-K) required to be filed under the Exchange Act during the 12 months immediately before the sale (or such shorter period as we have been required to file those reports).

•

If we have not been a public reporting company for at least 90 days immediately before the sale, then the requirement is satisfied if specified types of basic information about us (including our business, management and our financial condition and results of operations) are publicly available.

No assurance can be given as to (1) the likelihood of an active market for our common stock developing, (2) the liquidity of any such market, (3) the ability of stockholders to sell the shares or (4) the prices that stockholders may obtain for any of the shares. No prediction can be made as to the effect, if any, that future sales of shares or the availability of shares for future sale will have on the market price prevailing from time to time. Sales of substantial amounts of our common stock, or the perception that such sales could occur, may adversely affect prevailing market prices of our common stock. See “Risk Factors—Risks Related to an Investment in our Common Stock.”

We intend to file a Form S-8 registration statement following completion of this offering to register shares of common stock issued or issuable under our 2010 Plan and our 2013 Plan. These shares will be available-for-sale in the public market, subject to Rule 144 volume limitations applicable to affiliates.

SELLING STOCKHOLDERS

This prospectus covers shares of our common stock sold in the private placement and shares of our common stock issued to certain of our employees under our 2013 Plan. Some of the shares sold in the private placement were purchased by FBR Capital Markets & Co., or FBR, as initial purchaser, and resold by it to “qualified institutional buyers,” as defined in Rule 144A under the Securities Act, and to certain persons outside of the United States in offshore transactions in reliance on Regulation S under the Securities Act, in each case pursuant to an exemption from registration under the Securities Act. The remaining shares sold in the private placement were sold directly to “accredited investors” as defined in Rule 501(a) under the Securities Act pursuant to an exemption from registration under the Securities Act. FBR acted as sole placement agent in the private placement. See “Summary—Private Placement.”

When we refer to the selling stockholders in this prospectus, we mean those persons listed in the table below, as well as the permitted transferees, pledgees, donees, assignees, successors and others who later come to hold any of the selling stockholders’ interests other than through a public sale.

The selling stockholders may from time to time offer and sell pursuant to this prospectus any or all of the shares of common stock set forth in the following table. Certain selling stockholders may be deemed to be “underwriters” as defined in the Securities Act. Any profits realized by any such selling stockholders may be deemed to be underwriting commissions.

The table below has been prepared based upon the information furnished to us by the selling stockholders as of October 17, 2013. The selling stockholders identified below may have sold, transferred or otherwise disposed of some or all of their shares since the date on which the information in the following table is presented in transactions exempt from or not subject to the registration requirements of the Securities Act. Information concerning the selling stockholders may change from time to time and, if necessary, we will supplement this prospectus accordingly. We cannot give an estimate as to whether the selling stockholders will in fact sell any or all of their shares of common stock.

Selling stockholders that are broker-dealers or affiliates of broker-dealers are identified in the footnotes to the table below. We have been advised that each of such selling stockholders purchased our common stock in the ordinary course of business, not for resale, and that none of such selling stockholders had, at the time of purchase, any agreements or understandings, directly or indirectly, with any person to distribute the common stock. If the shares are to be sold by transferees of the selling stockholders under this prospectus and the shares are not sold pursuant to the Plan of Distribution in this registration statement, we must file a post-effective amendment to this registration statement that includes this prospectus or a prospectus supplement, amending the list of selling stockholders to include the transferee as a selling stockholder. Upon being notified by a selling stockholder that it intends to use an agent or principal to sell their shares, a post-effective amendment to this registration statement that includes this prospectus will be filed, naming the agent or principal as an underwriter and disclosing the compensation arrangement. All selling stockholders are subject to Rule 105 of Regulation M and are precluded from engaging in any short selling activities prior to effectiveness and for as long as they are participants in the offering.

To our knowledge and except as noted below, none of the selling stockholders has, or within the past three years has had, any material relationship with us or any of our affiliates.

	Beneficial ownership prior to offering		Shares offered pursuant to this prospectus (maximum number that may be sold)	Beneficial ownership after offering if all shares are sold
Selling Stockholders	Shares(1)	Percentage of class		Shares	Percentage of class
Kingstown Capital Management, LP(3)	2,250,000	2.8	2,250,000	—	—
Luxor Capital Group, LP(4)	2,080,000	2.6	2,080,000	—	—
Park West Asset Management LLC(5)	1,620,000	2.0	1,620,000	—	—
BHR Capital LLC(6)	1,500,000	1.9	1,500,000	—	—
Kensico Capital Management Corp(7)	1,433,000	1.8	1,433,000	—	—
Anchorage Capital Group, L.L.C.(8)	1,430,000	1.8	1,430,000	—	—
American Financial Group, Inc.(9)(2)	955,000	1.2	955,000	—	—
Corsair Capital Management(10)	955,000	1.2	955,000	—	—
Empyrean Capital Partners, LP(11)	955,000	1.2	955,000	—	—
MSD Sparrowhawk, L.P.(12)	934,762	1.2	934,762	—	—
Diaco Investments, LP(13)	825,000	1.0	825,000	—	—
Philadelphia Financial Management of San Francisco, LLC(14)	809,000	1.0	809,000	—	—
Philip J. Hempleman(15)	700,000	*	700,000	—	—
Columbus Hill Capital Management, L.P.(16)	650,000	*	650,000	—	—
Blue Mountain Capital Management, LLC(17)	530,000		530,000	—	—
Talkot Capital, LLC(18)	525,000	*	525,000	—	—
EJF Financial Services Fund LP(19)	500,000	*	500,000	—	—
FBR & Co.(20)(2)	486,448	*	486,448	—	—
FJ Capital Management, LLC(21)	419,968	*	419,968	—	—
State of Wisconsin Investment Board(22)	374,584	*	374,584	—	—
683 Capital Partners LP(23)	247,500	*	247,500	—	—
Calm Waters Partnership(24)	200,000	*	200,000	—	—
Stieven Financial Investors, LP(25)	163,420	*	163,420	—	—
Trust Risk Group SPA(26)	150,000	*	150,000	—	—
Dialectic Capital Management, LLC(27)	130,000	*	130,000	—	—
Starlight Investments LP(28)	100,000	*	100,000	—	—
R. Duke Buchan III(29)	95,000	*	95,000	—	—
CM Eagle, LLC(30)	95,000	*	95,000	—	—
Stieven Financial Offshore Investors, Ltd(25)	36,580	*	36,580	—	—
Other Selling Stockholders (as a group) (31)	732,038	*	732,038	—	—

*	Less than one percent
(1)	Beneficial ownership prior to offering includes private placement shares acquired by the listed selling stockholder and not subsequently disposed of (through October 17, 2013, except as otherwise indicated). Beneficial ownership is calculated based on Rule 13d-3(d)(i) of the Exchange Act.
(2)	The selling stockholder identified itself as a broker-dealer or as an affiliate of a broker-dealer, and stated that it purchased the shares of common stock in the ordinary course of business and that, at the time of the purchase, it did not have any agreement, arrangement or understanding, directly or indirectly, with any person to distribute the shares of common stock.

(3)	Represents: (i) 1,781,056 shares held by Kingstown Partners Master Ltd. (“Kingstown Master”); (ii) 211,792 shares held by Kingstown Partners II LP (“Kingstown II”); and (iii) 257,152 shares held by Ktown, LP (“Ktown” and together with Kingstown Master and Kingstown II, the “Kingstown Funds”). We have been advised by the selling stockholder that Michael Blitzer and Guy Shanon have voting and dispositive power over the shares of common stock held by the Kingstown Funds.
(4)	Represents: (i) 1,106,665 shares held by Luxor Capital Partners Offshore Master Fund, LP (“Luxor Offshore”); (ii) 697,980 shares held by Luxor Capital Partners, LP (“Luxor Partners”); (iii) 220,256 shares held by Luxor Wavefront, LP (“Luxor Wavefront”); and (iv) 55,099 shares held by OC 19 Master Fund, LP (“OC 19” and together with Luxor Offshore, Luxor Partners and Luxor Wavefront, the “Luxor Funds”). We have been advised by the selling stockholder that Christian Leone, as manager of LuxorManagement, LLC, general partner of Luxor Capital Group, LP, investment manager of the Luxor Funds, has sole voting and dispositive power over the shares of common stock held by the Luxor Funds.
(5)	Represents: (i) 1,335,385 shares held by Park West Investors Master Fund, Limited (“Park West Master”); and (ii) 284,615 shares held by Park West Partners International, Limited (“Park West International” and together with Park West Master, the “Park West Funds”). We have been advised by the selling stockholder that Peter S. Park has voting and dispositive power over the shares of common stock held by the Park West Funds.
(6)	Represents: (i) 1,125,000 shares held by BHR Master Fund Ltd. (“BHR Master”) and (ii) 375,000 shares held by BHR OC Master Fund Ltd. (“BHR OC” and together with BHR Master, the “BHR Funds”). We have been advised by the selling stockholder that Michael Thompson, as managing partner of BHR Capital LLC, has voting and dispositive power over the shares of common stock held by the BHR Funds.
(7)	Represents: (i) 392,900 shares held by Kensico Offshore Fund Master, Ltd (“Kensico Offshore”); (ii) 218,900 shares held by Kensico Offshore Fund II Master, Ltd. (“Kensico Offshore II”); (iii) 511,000 shares held by Kensico Associates, LP (“Kensico Associates”); and (iv) 310,200 shares held by Kensico Partners, L.P. (“Kensico Partners” and together with Kensico Offshore, Kensico Offshore II and Kensico Associates, the “Kensico Funds”). We have been advised by the selling stockholder that Michael Lowenstein and Thomas Coleman have voting and dispositive power over the shares of common stock held by the Kensico Funds.
(8)	Represents shares held by Anchorage Capital Master Offshore, Ltd. (“Anchorage Offshore”). Anchorage Advisors Management, L.L.C. (“Anchorage Advisors”) is the sole managing member of Anchorage Capital Group, L.L.C. (“Anchorage Capital”), investment manager of Anchorage Offshore. Anthony Davis is the President of Anchorage Capital and is a managing member of Anchorage Advisors. Kevin Ulrich is the Chief Executive Officer of Anchorage Capital and the other managing member of Anchorage Advisors. We have been advised by the selling stockholder that, as such, each of the foregoing persons may be deemed to have voting and dispositive power over the shares held by the selling stockholder. Each of the foregoing persons disclaims beneficial ownership of the shares held by shares of common stock held by the selling stockholder, except to the extent of any pecuniary interest therein.
(9)	Represents: (i) 477,500 shares held by Great American Insurance Company (“Great American”); (ii) 382,000 shares held by Great American Life Insurance Company (“Great American Life”); and (iii) 95,500 shares held by United Teacher Associates Insurance Company (“United” and together with Great American and Great American Life, the “AFG Companies”). We have been advised by the selling stockholder that each of Great American, Great American Life and United is a subsidiary of American Financial Group, Inc., and retains voting and dispositive power of the shares of common stock each holds.
(10)	Represents: (i) 116,702 shares held by Corsair Capital Investors Ltd. (“Corsair Investors”); (ii) 40,979 shares held by Corsair Capital Partners 100, LP (“Corsair Partners 100”); (iii) 557,679 shares held by Corsair Capital Partners, LP (“Corsair Partners”); (iv) 10,690 shares held by Corsair Select 100 LP (“Corsair Select 100”); (v) 172,826 shares held by Corsair Select LP (“Corsair Select”); and (vi) 56,124 shares held by Corsair Select Master Fund, Ltd. (“Corsair Select Master” and together with Corsair Investors, Corsair Partners 100, Corsair Partners, Corsair Select 100 and Corsair Select, the “Corsair Funds”). We have been advised by the selling stockholder that Jay Petschek and Steven Major have voting and dispositive power over the shares of common stock held by the Corsair Funds.
(11)	Represents 955,000 shares held by Empyrean Investments, LLC. We have been advised by the selling stockholder that Amos Meron and Michael Price have voting and dispositive power over the shares of common stock.

(12)	MSD Capital, L.P. is the general partner of MSD Sparrowhawk, L.P. and may be deemed to have or share voting and dispositive power over, and/or beneficially own, the common stock held by MSD Sparrowhawk, L.P. MSD Capital Management LLC is the general partner of MSD Capital, L.P. and may be deemed to have or share voting and/or dispositive power over, and beneficially own, the common stock beneficially owned by MSD Capital, L.P. Michael S. Dell is the controlling member of, and may be deemed to beneficially own the common stock beneficially owned by, MSD Capital Management LLC. Each of Glenn R. Fuhrman, John C. Phelan and Marc R. Lisker is a manager of MSD Capital Management LLC and may be deemed to have or share voting and/or dispositive power over, and beneficially own, the common stock beneficially owned by MSD Capital Management LLC. Each of Mr. Dell, Mr. Fuhrman, Mr. Phelan and Mr. Lisker disclaim beneficial ownership of such common stock, except to the extent of the pecuniary interest of such person in such stock.
(13)	We have been advised by the selling stockholder that Simon Glick and Seymour Pluchenik have voting and dispositive power over the shares of common stock.
(14)	Represents: (i) 214,147 shares held by Boathouse Row I, LP (“Boathouse I”); (ii) 73,530 shares held by Boathouse Row II, LP (“Boathouse II”); (iii) 107,084 shares held by Boathouse Row Offshore Regatta, Ltd (“Boathouse Regatta”); and (iv) 414,239 shares held by Boathouse Row Offshore LTD (“Boathouse Offshore” and together with Boathouse I, Boathouse II and Boathouse Regatta, the “Boathouse Funds”). We have been advised by the selling stockholder that Jordan Hymowitz, Justin Hughes and Rachael Clarke have voting and dispositive power over the shares of common stock held by the Boathouse Funds.
(15)	Represents: (i) 250,000 shares held by Philip J. and Colleen Hempleman; (ii) 249,700 shares held by Ardsley Partners Fund II, L.P.; and (iii) 200,300 shares held by Ardsley Partners Institutional Fund, L.P. We have been advised by the selling stockholder that Philip J. Hempleman has voting and dispositive power over all such shares.
(16)	Represents: (i) 419,250 shares held by Columbus Hill Partners, L.P. (“Columbus Partners”); and (ii) 230,750 shares held by Columbus Hill Overseas Master Fund, Ltd. (“Columbus Overseas” and together with Columbus Partners, the “Columbus Hill Funds”). We have been advised by the selling stockholder that Kevin D. Eng, as sole managing member of CHC Partners, L.L.C., general partner of Columbus Hill Capital Management, L.P., investment manager to the Columbus Hill Funds, has voting and dispositive power over the shares of common stock held by the Columbus Hill Funds.
(17)	Represents: (i) 318,695 shares held by Blue Mountain Credit Alternatives Master Fund LP (“BM Alternative”); (ii) 25,161 shares held by Blue Mountain Timberline Ltd. (“BM Timberline”); (iii) 62,901 shares held by Blue Mountain Montenvers Master Fund SCA SICAV-SIF (“BM Montenvers”); (iv) 20,254 shares held by Blue Mountain Kicking Horse Fund L.P. (“BM Kicking Horse”); (v) 92,254 shares held by Blue Mountain Long/Short Credit Master Fund LP (“BM Long/Short Credit”); and (vi) 10,735 shares held by Blue Mountain Long/Short Credit and Distressed Reflection Fund, a sub-fund of AAI BlueMountain Fund PLC (“AAI”, together with BM Alternative, BM Timberline, BM Montenvers, BM Kicking Horse and BM Long/Short Credit, the “BlueMountain Funds”). We have been advised by the selling stockholders that the members of the investment committee of BlueMountain Capital Management, LLC, the investment manager of the BlueMountain Funds, exercise voting and dispositive power over the shares held by the BlueMountain Funds. The members of such investment committee are Andrew Feldstein, Stephen Siderow, Alan Gerstein, Michael Liberman, Bryce Markus, Derek Smith, David Rubenstein, Peter Greatrex and Jes Staley.
(18)	Represents 525,000 shares held by Talkot Fund, LP. We have been advised by the selling stockholder that Thomas B. Akin has voting and dispositive power over the shares of common stock.
(19)	We have been advised by the selling stockholder that Emanuel J. Friedman and Neal J. Wilson have voting and dispositive power over the shares of common stock.
(20)	Represents: (i) 394,736 shares held by FBR Capital Markets PT, Inc.; and (ii) 91,712 shares held by FBR Capital Markets & Co. FBR was the initial purchaser and placement agent in the private placement in June 2013. We have been advised by the selling stockholder that voting and dispositive power over the shares is exercised by the investment committee of FBR & Co., the members of which are: Richard J. Hendrix, Bradley J. Wright and James C. Neuhauser. Each member of the investment committee disclaims beneficial ownership of the shares of common stock.
(21)	Represents: (i) 334,000 shares held by FJ Capital Management FBO Bridge Equities III LLC (“Bridge Equities III”) and (ii) 85,968 shares held by FJ Capital Long Short Equity Fund (“FJ Equity Fund” and together with Bridge Equities III, the “FJ Funds”). We have been advised by the selling stockholders that Martin Friedman, in his capacity as managing member of FJ Capital Management, LLC, has voting and dispositive power over the shares of common stock held by the FJ Funds.
(22)	We have been advised by the selling stockholder that Joy Mukherjee and Ian Calame have voting and dispositive power over the shares of common stock.

(23)	683 Capital Partners GP LLC is the general partner of the selling stockholder. We have been advised by the selling stockholder that Ari Zweiman and Joseph Putt, as managing member and member, respectively, of 683 Capital Partners GP LLC, have voting and dispositive power over the shares of common stock.
(24)	We have been advised by the selling stockholder that Richard S. Strong, as managing partner of the selling stockholder, has voting and dispositive power over the shares of common stock.
(25)	We have been advised by the selling stockholder that Joseph A. Stieven, Stephen L. Covington and Daniel M. Ellefson have voting and dispositive power over the shares of common stock.
(26)	We have been advised by the selling stockholder that Antonia Somma has final voting and dispositive power over the shares of common stock.
(27)	Represents: (i) 38,419 shares held by Dialectic Capital Partners, LP (“Dialectic Partners”) and (ii) 91,581 shares held by Dialectic Offshore, Ltd. (“Dialectic Offshore” and together with Dialectic Partners, the “Dialectic Funds”). We have been advised by the selling stockholder that the shares held by the Dialectic Funds may be deemed to be beneficially owned by each of Luke Fichthorn and John Fichthorn by virtue of their role as managing members of Dialectic Capital Management, LLC. Each of the foregoing disclaims beneficial ownership of the shares of common stock, except to the extent of his pecuniary interest therein.
(28)	We have been advised by the selling stockholder that Sam Levinson, as manager of the selling stockholder, has sole voting and dispositive power over the shares of common stock.
(29)	Represents: (i) 40,000 shares held directly by the selling stockholder; (ii) 11,000 shares held by HGI Opportunities Fund L.P. (“HGI Opportunities”); and (iii) 44,000 shares held by Hunter Global Investors L.P. (“Hunter Global” and together with HGI Opportunities, the “HGI Funds”). We have been advised by the selling stockholder that the selling stockholder has voting and dispositive power over shares held by the HGI Funds and over shares held directly by the selling stockholder.
(30)	We have been advised by the selling stockholder that Thomas P. Wilcox has sole voting and dispositive power over the shares of common stock.
(31)	Represents shares held by 352 selling stockholders not listed above who, as a group, own less than 1.0% of our outstanding common stock prior to this offering.

PLAN OF DISTRIBUTION

General

We are registering the shares of common stock covered by this prospectus to permit the selling stockholders to conduct public secondary trading of these shares from time to time after the date of this prospectus. We will not receive any of the proceeds of the sale of the shares offered by this prospectus. The aggregate proceeds to the selling stockholders from the sale of the shares will be the purchase price of the shares less any discounts and commissions. Each selling stockholder reserves the right to accept and, together with their respective agents, to reject, any proposed purchases of shares to be made directly or through agents.

The selling stockholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock offered by this prospectus on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The prices at which the selling stockholders may sell the shares of common stock may be determined by the prevailing market price for the shares at the time of sale, may be different than such prevailing market prices or may be determined through negotiated transactions with third parties. The selling stockholders may use any one or more of the following methods when selling the shares of common stock offered by this prospectus:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	any other method permitted pursuant to applicable law; or

•	under Rule 144, Rule 144A or Regulation S under the Securities Act, if available, rather than under this prospectus.

We have applied to have our common stock approved for listing on the Nasdaq Global Market under the symbol “NGHC”. However, we can give no assurances as to the development of liquidity or trading market for the shares.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with NASD Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASD IM-2440.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of our common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge our common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts. If a selling stockholder is deemed to be an underwriter, the selling stockholder may be subject to certain statutory liabilities including, but not limited to Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act. Selling stockholders who are deemed underwriters within the meaning of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. The SEC staff is of a view that selling stockholders who are registered broker-dealers or affiliates of registered broker-dealers may be underwriters under the Securities Act. In compliance with FINRA guidelines, the maximum commission or discount to be received by an FINRA member or independent broker-dealer may not exceed 8% for the sale of any securities registered hereunder. We will not pay any compensation or give any discounts or commissions to any underwriter in connection with the securities being offered by this prospectus. The selling stockholders have advised us that they have not entered into any written or oral agreements, understandings or arrangements with any underwriter or broker-dealer regarding the sale of the resale shares. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling stockholders.

We are required to pay certain fees and expenses incurred by us incident to the registration of the shares. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act. Each selling stockholder has in turn agreed to indemnify us for certain specified liabilities. See “Description of Capital Stock—Registration Rights—Purchasers in the Private Placement.”

In order to comply with the securities laws of some states, if applicable, the shares of common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the selling stockholders or any other person. The anti-manipulation rules under the Exchange Act may apply to sales of common stock in the market and to the activities of the selling stockholders and their affiliates. Regulation M may restrict the ability of any person engaged in the distribution of the common stock to engage in market-making activities with respect to the particular shares of common stock being distributed for a period of up to five business days before the distribution. These restrictions may affect the marketability of the common stock and the ability of any person or entity to engage in market-making activities with respect to the common stock. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.

In accordance with FINRA Rule 5110(g)(1), FBR and any persons related to FBR who purchased shares in the private placement in capacities other than initial purchaser will agree not to sell, transfer, assign, pledge, hypothecate or subject to any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of such shares, and any shares of our common stock subsequently acquired by FBR after the initial filing of the registration statement of which this prospectus is a part and deemed to be underwriting compensation by FINRA, for the 180 day period prescribed by FINRA Rule 5110(g)(1).

CUSIP Number

The Committee on Uniform Securities Identification Procedures assigns a unique number, known as a CUSIP number, to a class or issue of securities in which all of the securities have similar rights. Upon issuance, the shares of common stock covered by this prospectus included shares with three different CUSIP numbers, depending upon whether the sale of the shares to the selling stockholder was conducted (a) by us under Rule 506 of Regulation D, (b) by FBR, as the initial purchaser, under Rule 144A or (c) by the initial purchaser under Regulation S. Prior to any registered resale, all of the securities covered by this prospectus are restricted securities under Rule 144 and their designated CUSIP numbers refer to such restricted status.

Any sales of shares of our common stock by means of this prospectus must be settled with shares of common stock bearing our general (not necessarily restricted) common stock CUSIP number. A selling stockholder named in this prospectus may obtain shares bearing our general common stock CUSIP number for settlement purposes by presenting the shares to be sold (with a restricted CUSIP), together with a certificate of registered sale, to our transfer agent, American Stock Transfer & Trust Company. The form of certificate of registered sale is available from us upon request. The process of obtaining such shares might take a number of business days. SEC rules generally require trades in the secondary market to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, a selling stockholder who holds securities with a restricted CUSIP at the time of the trade might wish to specify an alternate settlement cycle at the time of any such trade to provide sufficient time to obtain the shares with an unrestricted CUSIP in order to prevent a failed settlement.

LEGAL MATTERS

The validity of the common stock offered hereby has been passed upon for us by Locke Lord LLP.

EXPERTS

The financial statements of National General Holdings Corp. and its subsidiaries as of and for the years ended December 31, 2012 and 2011 and the period from March 1, 2010 (inception) to December 31, 2010, included in this prospectus have been audited by BDO USA, LLP, an independent registered public accounting firm. The financial statements of National General Holdings Corp. and its subsidiaries as of June 30, 2013 and for the six months ended June 30, 2013 and 2012 are unaudited.

ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933 with respect to the shares of our common stock offered in this document. As permitted by the rules and regulations of the SEC, this prospectus does not contain all the information set forth in the registration statement. Such information can be examined without charge at the Public Reference Room of the SEC located at 100 F Street, N.E., Washington, D.C. 20549, and copies of such material can be obtained from the SEC at prescribed rates. The public may obtain more information on the operations of the Public Reference Room by calling the SEC at 1-800-732-0330. The registration statement also is available through the SEC’s web site on the internet at http://www.sec.gov. The statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are, of necessity, brief descriptions thereof and are not necessarily complete.

We will also register our common stock with the SEC under Section 12(b) of the Securities Exchange Act of 1934, and, upon such registration, we and the holders of our stock will become subject to the proxy solicitation rules, reporting requirements and restrictions on stock purchases and sales by directors, officers and stockholders with 10% or more of the voting power, the annual and periodic reporting requirements and certain other requirements of the Securities Exchange Act of 1934.

National General Holdings Corp.

(f/k/a American Capital Acquisition Corporation)

Contents

ANNUAL CONSOLIDATED AUDITED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	F-1

Consolidated Audited Financial Statements:

Balance Sheets as of December 31, 2012 and 2011	F-2

Statements of Income for the Years Ended December 31, 2012, 2011 and Period from March 1, 2010 (Inception) to December 31, 2010	F-3

Statements of Comprehensive Income for the Years Ended December 31, 2012, 2011 and Period From March 1, 2010 (Inception) to December 31, 2010	F-4

Statements of Changes in Stockholders’ Equity for the Years Ended December 31, 2012, 2011 and Period From March 1, 2010 (Inception) to December 31, 2010	F-5

Statements of Cash Flows for the Years Ended December 31, 2012, 2011 and Period From March 1, 2010 (Inception) to December 31, 2010	F-6

Notes to Consolidated Financial Statements	F-7

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Report of Independent Registered Public Accounting Firm	F-65

Condensed Consolidated Reviewed Financial Statements:

Balance Sheets as of June 30, 2013 and December 31, 2012	F-66

Statements of Income for the Three and Six Months Ended June 30, 2013 and 2012	F-67

Statements of Comprehensive Income (Loss) for the Three and Six Months Ended June 30, 2013 and 2012	F-68

Statements of Changes in Stockholders’ Equity for the Six Months Ended June 30, 2013 and 2012	F-69

Statements of Cash Flows for the Six Months Ended June 30, 2013 and 2012	F-70

Notes to Condensed Consolidated Financial Statements	F-71

Supplemental Schedules:

Summary of Investments Other Than Investment in Related Parties	S-1

Condensed Financial Information of Registrant:

Balance Sheets – Parent Company Only	S-2

Statements of Income – Parent Company Only	S-3

Statements of Cash Flows – Parent Company Only	S-4

Supplemental Insurance Information	S-5

Condensed Financial Information of Registrant:

Reinsurance	S-6

Casualty Insurance Information	S-7

Report of Independent Registered Public Accounting Firm

Board of Directors

National General Holdings Corp. (f/k/a American Capital Acquisition Corporation)

New York, New York

We have audited the accompanying consolidated balance sheets of National General Holdings Corp. (f/k/a American Capital Acquisition Corporation) as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for the years ended December 31, 2012, 2011 and the period from March 1, 2010 (inception) to December 31, 2010. In connection with our audits of the financial statements, we have also audited the financial statement schedules listed in the accompanying index. These financial statements and schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and schedules. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of National General Holdings Corp. (f/k/a American Capital Acquisition Corporation) at December 31, 2012 and 2011, and the results of its operations and its cash flows for the years ended December 31, 2012, 2011 and for the period from March 1, 2010 (inception) to December 21, 2010, in conformity with accounting principles generally accepted in the United States of America.

Also, in our opinion, the financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/s/ BDO USA, LLP

New York, New York

May 13, 2013, except for notes 23 and 24 as to which the date is September 23, 2013

National General Holdings Corp.

(f/k/a American Capital Acquisition Corporation)

Consolidated Balance Sheets

(in thousands of dollars, except shares and par value per share)

December 31,	2012	2011
Assets
Investments:
Equity securities, available-for-sale, at fair value	$4,972	$—
Fixed maturities, available-for-sale, at fair value (amortized cost $743,406 and $765,990)	798,212	786,243
Short-term investments	74,129	99,732
Equity investments in unconsolidated subsidiaries	73,616	63,151
Other investments	999	607

Total Investments	951,928	949,733
Cash and cash equivalents	34,198	11,695
Accrued interest	9,018	8,339
Premiums and other receivables, net	455,879	387,558
Deferred acquisition costs	60,234	57,719
Reinsurance recoverable on unpaid losses (includes $199,788 and $136,977 from related parties in 2012 and 2011)	991,837	920,719
Prepaid reinsurance premiums	54,495	73,751
Prepaid expenses	9,755	11,189
Income tax receivable	—	4,663
Due from affiliate	7,550	—
Premises and equipment, net	28,156	21,371
Intangible assets, net	100,577	72,706
Goodwill	15,847	4,727
Other assets	106	721

Total Assets	$2,719,580	$2,524,891

Liabilities and Stockholders’ Equity
Liabilities:
Unpaid loss and loss adjustment expense reserves	$1,286,533	$1,218,412
Unearned premiums	488,598	449,598
Unearned service contract and other revenue	4,172	4,799
Reinsurance payable (includes $119,209 and $96,255 to related parties in 2012 and 2011)	139,190	113,209
Accounts payable and accrued expenses	70,880	68,084
Securities sold under agreements to repurchase, at contract value	86,744	74,026
Securities sold but not yet purchased, at market value	56,700	55,830
Deferred tax liability	34,393	17,262
Income tax payable	7,947	—
Notes payable	70,114	85,550
Other liabilities	60,334	76,525

Total Liabilities	2,305,605	2,163,295

Commitments and Contingencies (Note 16)
Stockholders’ Equity:
Common stock, $0.01 par value—authorized 150,000,000 shares, issued and outstanding 45,554,570 shares	455	455
Preferred stock, $0.01 par value—authorized 71,000 shares, issued and outstanding 53,054 shares	53,054	53,054
Additional paid-in-capital	158,015	159,485
Retained earnings	169,972	136,333
Accumulated other comprehensive income	32,474	10,957

Total National General Holdings Corp. Stockholders’ Equity	413,970	360,284
Non-controlling interest	5	1,312

Total Stockholders’ Equity	413,975	361,596

Total Liabilities and Stockholders’ Equity	$2,719,580	$2,524,891

See accompanying notes to consolidated financial statements.

National General Holdings Corp.

(f/k/a American Capital Acquisition Corporation)

Consolidated Statements of Income

(in thousands of dollars, except shares and per share data)

	Year ended December 31, 2012	Year ended December 31, 2011	Period From March 1, 2010 (Inception) to December 31, 2010
Revenues:
Premium income:
Net premiums written	$632,494	$538,236	$888,078
Change in unearned premiums	(58,242)	(40,026)	(327,161)

Net Earned Premiums	574,252	498,210	560,917
Ceding commission income (primarily related parties)	188,916	168,530	92,359
Service and fee income	93,739	66,116	53,539
Net investment income	30,550	28,355	25,391
Net realized gain on investments	16,612	4,775	3,293
Bargain purchase gain	3,728	—	14,887

Total Revenues	907,797	765,986	750,386

Expenses:
Loss and loss adjustment expenses	394,666	333,848	391,633
Acquisition and other underwriting costs	206,387	163,337	79,458
General and administrative	252,673	218,152	155,108
Interest expense	1,787	1,994	1,795

Total Expenses	855,513	717,331	627,994

Income Before Provision for Income Taxes and Equity in Earnings (Losses) of Unconsolidated Subsidiaries	52,284	48,655	122,392
Provision for Income Taxes	17,307	28,301	24,065

Income Before Equity in Earnings (Losses) of Unconsolidated Subsidiaries	34,977	20,354	98,327
Equity in Earnings (Losses) of Unconsolidated Subsidiaries	(1,338)	23,760	3,876

Net Income	33,639	44,114	102,203
Net Income Attributable to Non-controlling Interest	—	(14)	—

Net Income Attributable to National General Holdings Corp. (“NGHC”)	33,639	44,100	102,203
Dividends on Preferred Stock	(4,674)	(4,328)	(3,537)

Net Income Attributable to NGHC Common Stockholders	$28,965	$39,772	$98,666

Basic earnings per share attributable to NGHC common stockholders	$0.64	$0.87	$2.17
Diluted earnings per share attributable to NGHC common stockholders	$0.58	$0.75	$1.77
Weighted average number of basic common stocks outstanding	45,554,570	45,554,570	45,554,570
Weighted average number of diluted common stocks outstanding	58,286,700	58,469,308	57,850,000
Dividends declared per common stock	—	—	$0.16

See accompanying notes to consolidated financial statements.

National General Holdings Corp.

(f/k/a American Capital Acquisition Corporation)

Consolidated Statements of Comprehensive Income

(in thousands of dollars)

	Year ended December 31, 2012	Year ended December 31, 2011	Period From March 1, 2010 (Inception) to December 31, 2010
Net Income	$33,639	$44,114	$102,203

Other Comprehensive Income, Net of Tax:
Unrealized holding gain on securities, net of tax expense of $9,962, $3,614 and $3,145 in 2012, 2011 and 2010, respectively	18,342	6,910	5,642
Reclassification adjustment for securities sold during the year, net of tax of $1,710, $(859) and $-0- in 2012, 2011, and 2010, respectively	3,175	(1,595)	—

Other Comprehensive Income, Net of Tax	21,517	5,315	5,642

Comprehensive Income	55,156	49,429	107,845
Comprehensive Income Attributable to non-controlling Interest	—	—	—

Comprehensive Income Attributable to NGHC	$55,156	$49,429	$107,845

National General Holdings Corp.

(f/k/a American Capital Acquisition Corporation)

Consolidated Statements of Changes in Stockholders’ Equity

(in thousands of dollars)

Years Ended December 31, 2012 and 2011 and Period From March 1, 2010 (Inception) to December 31, 2010

	Common Stock	Preferred Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehen- sive Income	Non-controlling Interest in Subsidiary	Total
Balance March 1, 2010 (Inception)	$—	$—	$—	$—	$—	$—	$—
Common stock issuance	455	—	158,706	—	—	—	159,161
Preferred stock issuance	—	53,054	—	—	—	—	53,054
Net income	—	—	—	102,203	—	—	102,203
Dividends paid	—	—	—	(9,970)	—	—	(9,970)
Change in unrealized gains on investments, net	—	—	—	—	5,642	—	5,642

Balance January 1, 2011	455	53,054	158,706	92,233	5,642	—	310,090
Net income	—	—	—	44,100	—	14	44,114
Change in unrealized gains on investments, net	—	—	—	—	5,315	—	5,315
Purchase of subsidiary	—	—		—	—	1,298	1,298
Stock option compensation	—	—	779	—	—	—	779

Balance December 31, 2011	455	53,054	159,485	136,333	10,957	1,312	361,596
Net income	—	—	—	33,639	—	—	33,639
Change in unrealized gains on investments, net	—	—	—	—	21,517	—	21,517
Return of capital	—	—	(1,359)	—	—	—	(1,359)
Purchase of non-controlling interest	—	—	—	—	—	(1,307)	(1,307)
Stock option compensation	—	—	(111)	—	—	—	(111)

Balance, December 31, 2012	$455	$53,054	$158,015	$169,972	$32,474	$5	$413,975

See accompanying notes to consolidated financial statements.

National General Holdings Corp.

(f/k/a American Capital Acquisition Corporation)

Consolidated Statements of Cash Flows

(in thousands of dollars)

	Year ended December 31, 2012	Year ended December 31, 2011	Period From March 1, 2010 (Inception) to December 31, 2010
Cash Flows From Operating Activities:
Net income	$33,639	$44,114	$102,203
Reconciliation of net income to net cash provided by (used in) operating activities:
Depreciation and amortization	22,566	16,150	13,267
Net amortization of premium (discount) on investments	5,946	6,138	(2,442)
Stock compensation expense	(111)	779	—
Equity in (earnings) losses of unconsolidated subsidiaries	1,338	(23,760)	(3,876)
Net realized gain on investments	(16,612)	(4,775)	(3,293)
Bad debt expense	19,966	20,853	19,798
Bargain purchase gain	(3,728)	—	(14,887)
Changes in assets and liabilities:
Accrued interest	(680)	(993)	(7,346)
Premiums and other receivables	(92,725)	(62,071)	(53,527)
Deferred acquisition costs, net	(2,515)	(10,004)	(47,715)
Reinsurance recoverable on unpaid losses	(71,118)	(225,696)	(76,190)
Prepaid reinsurance premiums	19,256	29,067	(57,384)
Prepaid expenses	1,497	(7,374)	(3,815)
Other assets	648	9,723	(4,416)
Unpaid loss and loss adjustment expense reserves	57,552	134,278	17,028
Unearned premiums	38,987	13,223	52,865
Unearned service contract and other revenue	(628)	(394)	(539)
Reinsurance payable	25,981	17,142	73,005
Accounts payable	1,267	(2,335)	7,355
Income tax payable	12,611	(7,235)	2,572
Deferred tax liability	(30,979)	8,299	(6,228)
Other liabilities	(20,874)	27,761	(213)

Net Cash Provided By (Used in) Operating Activities	1,284	(17,110)	6,222

Cash Flows From Investing Activities:
Investment in unconsolidated subsidiaries	(13,653)	(24,660)	(11,088)
Distributions from unconsolidated subsidiaries	1,851	—
Purchase of other investments	(392)	(423)	—
Acquisition of consolidated subsidiaries, net of cash obtained	4,404	(5,842)	574,181
Purchases of short-term investments, net	(244,636)	(131,749)	(19,645)
Purchases of premises and equipment	(18,593)	(8,590)	(6,082)
Purchases of fixed maturities	(283,417)	(494,260)	(3,254,260)
Proceeds from sale of short-term investments	270,239	50,675	—
Proceeds from sale of fixed maturities	314,952	559,980	2,470,577

Net Cash provided by (Used In) Investing Activities	30,755	(54,869)	(246,317)

Cash Flows From Financing Activities:
Securities sold under agreements to repurchase, net	(21,949)	27,901	46,125
Securities sold but not yet purchased, net	30,914	52,298	—
Proceeds from issuances of common and preferred stock	—	—	212,215
Return of capital	(1,359)	—	—
Notes payable repayments	(30,780)	(30,000)	—
Proceeds from notes payable	13,638	25,200	—
Dividends paid	—	—	(9,970)

Net Cash Provided By (Used In) Financing Activities	(9,536)	75,399	248,370

Net Increase in Cash and Cash Equivalents	22,503	3,420	8,275
Cash and Cash Equivalents, Beginning of Period	11,695	8,275	—

Cash and Cash Equivalents, End of Period	$34,198	$11,695	$8,275

Supplemental Disclosures of Cash Flow Information:
Cash paid for income taxes	$32,500	$26,228	$32,496
Cash paid for interest	396	1,730	119

See accompanying notes to consolidated financial statements.

National General Holdings Corp.

(f/k/a American Capital Acquisition Corporation)

Notes to Consolidated Financial Statements

(in thousands of dollars, except shares and per share data)

1. Organization

National General Holdings Corp. (f/k/a American Capital Acquisition Corporation) (the “Company” or “NGHC”) is an insurance holding company formed under the laws of the state of Delaware. The Company provides, through its wholly-owned subsidiaries, personal and commercial automobile insurance, medical stop-loss insurance, accident and health insurance, as well as other specialty property and casualty insurance. The insurance is sold through a network of 19,000 independent agents, relationships with 12 affinity partners, and direct-response marketing programs. The Company is licensed to operate throughout the fifty states and the District of Columbia. A significant portion of the insurance is written in North Carolina, California and New York.

2. Accounting Policies

(a) Basis of Reporting

The consolidated financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”). The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and accounts have been eliminated in the consolidated financial statements.

(b) Use of Estimates and Assumptions

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company’s principal estimates include unpaid losses and loss adjustment expense reserves; deferred acquisition costs; reinsurance recoverables, including the provision for uncollectible premiums; the valuation of intangibles and the determination of goodwill; and income taxes. In developing the estimates and assumptions, management uses all available evidence. Because of uncertainties associated with estimating the amounts, timing and likelihood of possible outcomes, actual results could differ from estimates.

(c) Premiums and Other Receivables

The Company recognizes premiums earned on a pro rata basis over the terms of the policies, generally periods of six or twelve months. Unearned premiums represent the portion of premiums written applicable to the unexpired terms of the policies. Net premium receivables represent premiums written and not yet collected, net of an allowance for uncollectible premiums. The Company regularly evaluates premiums and other receivables and adjusts its allowance for uncollectible amounts as appropriate. Receivables specifically identified as uncollectible are charged to expense in the period the determination is made.

National General Holdings Corp.

(f/k/a American Capital Acquisition Corporation)

Notes to Consolidated Financial Statements

(in thousands of dollars, except shares and per share data)

(d) Cash and Cash Equivalents

The Company considers all highly liquid investment securities with original maturities of 90 days or less to be cash equivalents. Certain securities with original maturities of 90 days or less that are held as a portion of longer-term investment portfolios are classified as short-term investments. The Company maintains cash balances at Federal Deposit Insurance Corporation (“FDIC”) insured institutions. FDIC insures accounts up to $250 at these institutions. Management monitors balances in excess of insured limits and believes that these balances do not represent a significant credit risk to the Company.

(e) Deferred Acquisition Costs

Deferred acquisition costs include commissions, premium taxes, payments to affinity partners, promotional fees, and other direct sales costs that vary with and are directly related to successful contract acquisition of insurance policies. These costs are deferred and amortized to the extent recoverable, over the policy period in which the related premiums are earned. The Company considers anticipated investment income in determining the recoverability of these costs. Management believes that these costs are recoverable in the near term.

(f) Ceding Commission Revenue

Commissions on reinsurance premiums ceded are earned in a manner consistent with the recognition of the direct acquisition costs of underlying insurance policies, generally on a pro rata basis over the terms of the policies reinsured. Certain reinsurance agreements contain provisions whereby the ceding commission rates vary based on the loss experience under the agreements. The Company records ceding commission revenue based on its current estimate of subject losses. The Company records adjustments to the ceding commission revenue in the period that changes in the estimated losses are determined.

(g) Service and Fee Income

The Company currently generates the policy service and fee income from origination fees, finance and service charges, installment fees, late payment fees, policy cancellation fees and reinstatement fees. All service and fee income is recognized when services are provided as these amount charged are primarily intended to compensate the Company for the additional administrative costs associated with processing and has no relationship to the amount of insurance coverage provided or the period of coverage and do not entail any obligation to return any portion of those funds.

The Company also collects service fees in the form of commission by selling policies issued by third-party insurance companies. The Company does not bear insurance underwriting risk with respect to these policies. Commission income are recognized, net of an allowance for estimated policy cancellations, at the date the customer is initially billed or as of the effective date of the insurance policy, whichever is later. The allowance for estimated third-party cancellations is periodically evaluated and adjusted as necessary.

(h) Loss and Loss Adjustment Expenses

Loss and loss adjustment expenses (“LAE”) represent the estimated ultimate net costs of all reported and unreported losses incurred through the period end. The reserves for unpaid losses and LAE represent the accumulation of estimates for both reported losses and those incurred but not reported relating to direct insurance and assumed reinsurance agreements. Estimates for salvage and subrogation recoverables are recognized at the time losses are incurred and netted against the provision for losses. Reserves are established for each business at the lowest meaningful level of homogeneous data. Insurance liabilities are based on estimates, and the ultimate liability may vary from such estimates. These estimates are regularly reviewed and adjustments, which can potentially be significant, are included in the period in which they are deemed necessary.

(i) Business Combinations

The Company accounts for business combinations under the acquisition method of accounting, which requires the Company to record assets acquired, liabilities assumed and any non-controlling interest in the acquiree at their respective fair values as of the acquisition date. The Company accounts for the insurance and reinsurance contracts under the acquisition method as new contracts, which requires the Company to record assets and liabilities at fair value. The Company adjusts the fair value loss and LAE reserves by taking the acquired loss reserves recorded and discounting them based on expected reserve payout patterns using a current risk-free rate of interest. This risk free interest rate is then adjusted based on different cash flow scenarios that use different payout and ultimate reserve assumptions deemed to be reasonably possible based upon the inherent uncertainties present in determining the amount and timing of payment of such reserves. The difference between the acquired loss and LAE reserves and the Company’s best estimate of the fair value of such reserves at acquisition date is amortized ratably over the estimated payout period of the acquired loss and LAE reserves. The Company assigns fair values to intangible assets acquired based on valuation techniques including the income and market approaches. The Company records contingent consideration at fair value based on the terms of the purchase agreement with subsequent changes in fair value recorded through earnings. The determination of fair value may require management to make significant estimates and assumptions. The purchase price is the fair value of the total consideration conveyed to the seller and the Company records the excess of the purchase price over the fair value of the acquired net assets, where applicable, as goodwill. The Company expenses costs associated with the acquisition of a business in the period incurred.

National General Holdings Corp.

(f/k/a American Capital Acquisition Corporation)

Notes to Consolidated Financial Statements

(in thousands of dollars, except shares and per share data)

(j) Goodwill and Intangible Assets

The Company accounts for goodwill and intangible assets in accordance with Financial Accounting Standards Board (“FASB”), Accounting Standards of Codification (“ASC”) 350, “Intangibles — Goodwill and Other.” A purchase price paid that is in excess of net assets (“goodwill”) arising from a business combination is recorded as an asset and is not amortized. Intangible assets with a finite life are amortized over the estimated useful life of the asset. Intangible assets with an indefinite useful life are not amortized. Goodwill and intangible assets are tested for impairment on an annual basis or more frequently if changes in circumstances indicate that the carrying amount may not be recoverable. If the goodwill or intangible asset is impaired, it is written down to its realizable value with a corresponding expense reflected in the consolidated statement of income.

(k) Investments

The Company accounts for its investments in accordance with ASC 320, “Investments – Debt and Equity Securities”, which requires that fixed maturity and equity securities that have readily determined fair values be segregated into categories based upon the Company’s intention for those securities. The Company has classified its investments as available-for-sale. The Company may sell its available-for-sale securities in response to changes in interest rates, risk/reward characteristics, liquidity needs or other factors. Available-for-sale securities are reported at their estimated fair values based on a recognized pricing service, with unrealized gains and losses, net of tax effects, reported as a separate component of other comprehensive income in the consolidated statement of comprehensive income.

Purchases and sales of investments are recorded on a trade date basis. Realized gains and losses are determined based on the specific identification method. Net investment income is recognized when earned and includes interest and dividend income together with amortization of market premiums and discounts using the effective yield method and is net of investment management fees and other expenses. For mortgage-backed securities and any other holdings for which there is a prepayment risk, prepayment assumptions are evaluated and revised as necessary. Any adjustments required due to the change in effective yields and maturities are recognized on a prospective basis through yield adjustments.

The Company uses a set of quantitative and qualitative criteria to evaluate the necessity of recording impairment losses for other-than-temporary declines in fair value. These criteria include:

•	the current fair value compared to amortized cost;

•	the length of time the security’s fair value has been below its amortized cost;

•	specific credit issues related to the issuer such as changes in credit rating or non-payment of scheduled interest payments;

•	whether management intends to sell the security and, if not, whether it is more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis;

National General Holdings Corp.

(f/k/a American Capital Acquisition Corporation)

Notes to Consolidated Financial Statements

(in thousands of dollars, except shares and per share data)

•	the financial condition and near-term prospects of the issuer of the security, including any specific events that may affect its operations or earnings;

•	the occurrence of a discrete credit event resulting in the issuer defaulting on a material outstanding obligation or the issuer seeking protection under bankruptcy laws; and

•

other items, including management, media exposure, sponsors, marketing and advertising agreements, debt restructurings, regulatory changes, acquisitions and dispositions, pending litigation, distribution agreements and general industry trends.

Impairment of investment securities results in a charge to operations when a market decline below cost is deemed to be other than temporary. The Company immediately writes down investments that it considers to be impaired based on the above criteria collectively. For the years ended December 31, 2012, 2011 and the period from March 1, 2010 (inception) to December 31, 2010, the Company did not record other-than-temporary impairment charges.

In the event of the decline in fair value of a debt security, a holder of that security that does not intend to sell the debt security and for whom it is more likely than not that such holder will be required to sell the debt security before recovery of its amortized cost basis is required to separate the decline in fair value into (a) the amount representing the credit loss and (b) the amount related to other factors. The amount of total decline in fair value related to the credit loss shall be recognized in earnings as an other-than-temporary impairment (“OTTI”) with the amount related to other factors recognized in accumulated other comprehensive income or loss, net of tax. OTTI credit losses result in a permanent reduction of the cost basis of the underlying investment. The determination of OTTI is a subjective process, and different judgments and assumptions could affect the timing of the loss realization.

The following are the types of investments the Company has:

(i)	Short-term investments – Short-term investments are carried at amortized cost, which approximates fair value, and includes investments with maturities between 91 days and less than one year at the date of acquisition. Short-term investments consist primarily of money market investments and securities purchased under agreements to resell (reverse purchase agreements).

(ii)	Fixed maturities and equity securities—Fixed maturities and equity securities (common stock, mutual funds, non-redeemable preferred stock) are classified as available-for-sale and carried at fair value. Unrealized gains or losses on available-for-sale securities are reported as a component of accumulated other comprehensive income.

(iii)	Mortgage-backed securities - For mortgage-backed securities, the Company recognizes income using the retrospective adjustment method based on prepayments and the estimated economic lives of the securities. The effective yield reflects actual payments to date plus anticipated future payments. These investments are recorded as fixed maturities on the consolidated balance sheets.

(iv)	Limited partnerships – The Company uses the equity method of accounting for investments in limited partnerships in which its ownership interest enables the Company to influence the operating or financial decisions of the investee company, but the Company’s interest in the limited partnership does not require consolidation. The Company’s proportionate share of equity in net income of these limited partnerships is reported in net investment income.

National General Holdings Corp.

(f/k/a American Capital Acquisition Corporation)

Notes to Consolidated Financial Statements

(in thousands of dollars, except shares and per share data)

(v)	Securities sold under agreements to repurchase (repurchase agreements), at contract value are accounted for as collateralized borrowing and lending transactions and are recorded at their contracted repurchase amounts, plus accrued interest. The Company minimizes the credit risk that counterparties might be unable to fulfill their contractual obligations by monitoring exposure and collateral value and generally requiring additional collateral to be deposited with the Company when necessary. Under repurchase agreements, the Company borrows cash from a counterparty at an agreed-upon interest rate for an agreed-upon time frame and the Company transfers either corporate debt securities or U.S. government and government agency securities (pledged collateral). For securities repurchase agreements, the cash received is typically invested in cash equivalents, short-term investments or fixed maturities, with the offsetting obligation to repay the loan included as a liability in the consolidated balance sheets. At the end of the agreement, the counterparty returns the collateral to the Company, and the Company, in turn, repays a loan amount along with the agreed-upon interest.

(vi)	Securities purchased under agreements to resell (reverse repurchase agreements) at contract value are generally treated as collateralized receivables. The Company reports receivables arising from reverse repurchase agreements in short-term investments in the consolidated balance sheets. These reverse repurchase agreements are recorded at the contracted resale amounts plus accrued interest. The Company’s policy is to take possession of the securities purchased under agreements to resell. The Company minimizes the risk that counterparties to transactions might be unable to fulfill their contractual obligations by monitoring the counterparty credit exposure and collateral value and generally requiring additional collateral to be deposited with the Company when necessary.

Repurchase and reverse repurchase agreements are used to earn spread income, borrow funds, or to facilitate trading activities. Securities repurchase and resale agreements are generally short-term, and therefore, the carrying amounts of these instruments approximate fair value.

(vii)	Securities sold but not yet purchased – Securities sold but not yet purchased are accounted for as liabilities and are recorded at prevailing market prices. These transactions result in off-balance sheet risk because the ultimate cost to deliver the securities sold is uncertain.

(l) Fair Value of Financial Instruments

The Company’s estimates of fair value for financial assets and financial liabilities are based on the framework established in ASC 820, “Fair Value Measurements and Disclosures”. The framework is based on the inputs used in valuation and gives the highest priority to quoted prices in active markets and requires that observable inputs be used in the valuations when available. The disclosure of fair value estimates in the ASC 820 hierarchy is based on whether the significant inputs into the valuation are observable. In determining the level of the hierarchy in which the estimate is disclosed, the highest priority is given to unadjusted quoted prices in active markets and the lowest priority to unobservable inputs that reflect the Company’s significant market assumptions. Additionally, valuation of fixed maturity investments is more subjective when markets are less liquid due to lack of market-based inputs, which may increase the potential that the estimated fair value of an investment is not reflective of the price at which an actual transaction could occur. Fair values of other financial instruments approximate their carrying values.

National General Holdings Corp.

(f/k/a American Capital Acquisition Corporation)

Notes to Consolidated Financial Statements

(in thousands of dollars, except shares and per share data)

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 clarifies that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Additionally, ASC 820 requires an entity to consider all aspects of nonperformance risk, including the entity’s own credit standing, when measuring the fair value of a liability.

ASC 820 establishes a three-level hierarchy to be used when measuring and disclosing fair value. An instrument’s categorization within the fair value hierarchy is based on the lowest level of significant input to its valuation. Following is a description of the three hierarchy levels:

Level 1—Inputs are quoted prices in active markets for identical assets or liabilities as of the measurement date. Additionally, the entity must have the ability to access the active market and the quoted prices cannot be adjusted by the entity.

Level 2—Inputs are other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices in active markets for similar assets or liabilities; quoted prices in inactive markets for identical or similar assets or liabilities; or inputs that are observable or can be corroborated by observable market data by correlation or other means for substantially the full term of the assets or liabilities.

Level 3—Unobservable inputs are supported by little or no market activity. The unobservable inputs represent management’s best assumptions of how market participants would price the assets or liabilities. Generally, Level 3 assets and liabilities are valued using pricing models, discounted cash flow methodologies, or similar techniques that require significant judgment or estimation.

(m) Investments in Unconsolidated Subsidiaries

The Company uses the equity method of accounting for investments in subsidiaries in which its ownership interest enables the Company to influence operating or financial decisions of the subsidiary, but the Company’s interest does not require consolidation. In applying the equity method, the Company records its investment at cost, and subsequently increases or decreases the carrying amount of the investment by its proportionate share of the net earnings or losses and other comprehensive income of the investee. Any dividends or distributions received are recorded as a decrease in the carrying value of the investment. The Company’s proportionate share of net income is reported in the consolidated statement of income.

(n) Stock Compensation Expense

The Company recognizes compensation expense for its share-based awards over the estimated vesting period based on estimated grant date fair value. Share-based payments include stock option grants under the Company’s 2010 Equity Incentive Plan.

National General Holdings Corp.

(f/k/a American Capital Acquisition Corporation)

Notes to Consolidated Financial Statements

(in thousands of dollars, except shares and per share data)

(o) Earnings Per Share

Basic earnings per share are computed based on the weighted-average number of common shares outstanding. Dilutive earnings per share are computed using the weighted-average number of common shares outstanding during the period adjusted for the dilutive impact of share options and convertible preferred stock using the treasury stock method.

(p) Impairment of Long-lived Assets

The carrying value of long-lived assets is evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable from the estimated undiscounted future cash flows expected to result from its use and eventual disposition. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment is measured as the amount by which the carrying amount of the assets exceeds the fair value as estimated by discounted cash flows. No impairment was recognized in the years ended December 31, 2012, 2011 and the period from March 1, 2010 (inception) to December 31, 2010.

(q) Income Taxes

The Company joins its subsidiaries in the filing of a consolidated Federal income tax return and is party to Federal income tax allocation agreements. Under the tax allocation agreements, the Company pays to or receives from its subsidiaries the amount, if any, by which the group’s Federal income tax liability was affected by virtue of inclusion of the subsidiary in the consolidated Federal return.

Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations. The deferred tax asset and liability primarily consists of book versus tax differences for premiums earned, loss and LAE reserve discounting, deferred acquisition costs, and unrealized holding gains and losses on fixed maturities. Changes in deferred income tax assets and liabilities that are associated with components of other comprehensive income, primarily unrealized investment gains and losses, are recorded directly to other comprehensive income. Otherwise, changes in deferred income tax assets and liabilities are included as a component of income tax expense.

In assessing the recoverability of deferred tax assets, management considers whether it is more likely than not that the Company will generate future taxable income during the periods in which those temporary differences become deductible. The Company considers the scheduled reversal of deferred tax liabilities, tax planning strategies and projected future taxable income in making this assessment. If necessary, the Company establishes a valuation allowance to reduce the deferred tax assets to the amounts more likely than not to be realized.

The Company recognizes tax benefits only for tax positions that are more likely than not to be sustained upon examination by taxing authorities. The Company’s policy is to prospectively classify accrued interest and penalties related to any unrecognized tax benefits in its income tax provision. The Company files its tax returns as prescribed by the tax laws of the jurisdictions in which it operates.

National General Holdings Corp.

(f/k/a American Capital Acquisition Corporation)

Notes to Consolidated Financial Statements

(in thousands of dollars, except shares and per share data)

(r) Reinsurance

The Company cedes insurance risk under various reinsurance agreements. The Company seeks to reduce the loss that may arise from catastrophes or other events that cause unfavorable underwriting results by reinsuring certain levels of risk with other insurance enterprises. The Company remains liable with respect to any insurance ceded if the assuming companies are unable to meet their obligations under these reinsurance agreements.

Reinsurance premiums, losses and LAE ceded to other companies are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Premiums earned and losses incurred ceded to other companies have been recorded as a reduction of premium revenue and losses and LAE. Commissions allowed by reinsurers on business ceded have been recorded as ceding commission revenue. Reinsurance recoverables are reported based on the portion of reserves and paid losses and LAE that are ceded to other companies. Assessing whether or not a reinsurance contract meets the condition for risk transfer requires judgment. The determination of risk transfer is critical to reporting premiums and losses, and is based, in part, on the use of actuarial and pricing models and assumptions. If the Company determines that a reinsurance contract does not transfer sufficient risk, it account for the contract under deposit accounting.

(s) Premises and Equipment

Premises and equipment are recorded at cost. Maintenance and repairs are charged to operations as incurred. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets, as follows:

Buildings and improvements	30 years
Hardware and software	3 to 5 years
Leasehold improvements	Remaining lease term
Furniture and equipment	3 to 10 years

The Company accounts for its internal use software under ASC 350, “Intangibles—Goodwill and Other.” The Company has recorded software related to its claims system as intangible assets as it was revalued to fair market value as a result of the March 1, 2010 acquisition. The Company capitalizes costs of computer software developed or obtained for internal use that is specifically identifiable, has determinable lives and relates to future use.

(t) Assessments

Insurance-related assessments are accrued in the period in which they have been incurred. A typical obligating event would be the issuance of an insurance policy or the occurrence of a claim. The Company is subject to a variety of assessments, such as assessments by state guaranty funds used by state insurance regulators to cover losses of policyholders of insolvent insurance companies and for the operating expenses of such agencies. The Company uses estimated assessment rates in determining the appropriate assessment expense and accrual. The Company uses estimates derived from state regulators and/or National Association of Insurance Commissioners (“NAIC”) Tax and Assessments Guidelines. Assessment expense for the years ended December 31, 2012, 2011 and the period from March 1, 2010 (inception) to December 31, 2010 was $5,971, $2,355 and $4,653, respectively.

National General Holdings Corp.

(f/k/a American Capital Acquisition Corporation)

Notes to Consolidated Financial Statements

(in thousands of dollars, except shares and per share data)

(u) Non-controlling Interest

The ownership interest in consolidated subsidiaries of non-controlling interests is reflected as non-controlling interest. The Company’s consolidation principles would also consolidate any entity in which the Company would be deemed a primary beneficiary. Non-controlling interest income or loss represents such non-controlling interests in the earnings of that entity. All significant transactions and account balances between the Company and its subsidiaries were eliminated during consolidation.

(v) Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk are primarily cash and cash equivalents, investments and premiums and other receivables. Investments are diversified through many industries and geographic regions through the use of a investment manager who employs different investment strategies. The Company limits the amount of credit exposure with any one financial institution and believes that no significant concentration of credit risk exists with respect to cash and investments. At December 31, 2012 and 2011, the outstanding premiums and other receivables balance was generally diversified due to the Company’s diversified customer base. To reduce credit risk, the Company performs ongoing evaluations for uncollectible amounts. The Company also has receivables from its reinsurers. Failure of reinsurers to honor their obligations could result in losses to the Company. The Company periodically evaluates the financial condition of its reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. It is the policy of management to review all outstanding receivables at period end as well as the bad debt write-offs experienced in the past and establish an allowance for uncollectible accounts, if deemed necessary.

(w) Reclassifications

Certain reclassifications have been made to the prior year financial statements to conform to the current year financial statement presentation. In addition, in the second quarter of 2013 the Company adjusted certain assets and liabilities for an acquisition that was completed in September 2012. As a result, the Company recorded additional goodwill and deferred tax liability of approximately $1,610.

(x) Foreign Currency Transactions

The functional currency of the Company and many of its subsidiaries is the U.S. dollar. For these companies, the Company translates monetary assets and liabilities denominated in foreign currencies at year-end exchange rates, with the resulting foreign exchange gains and losses recognized in the consolidated statements of income. Revenues and expenses in foreign currencies are converted at average exchange rates during the year. Monetary assets and liabilities include investments, cash and cash equivalents, reinsurance balances receivable, reserve for loss and loss adjustment expenses and accrued expenses and other liabilities. Accounts that are classified as non-monetary, such as deferred commission and other acquisition expenses and unearned premiums, are not revalued.

National General Holdings Corp.

(f/k/a American Capital Acquisition Corporation)

Notes to Consolidated Financial Statements

(in thousands of dollars, except shares and per share data)

(y) Recently Adopted Accounting Standards Update

In October 2012, FASB issued Accounting Standards Update (“ASU”) 2012-04, “Technical Corrections and Improvements.” The amendments in this ASU represent changes to clarify the Codification, correct unintended application of guidance, or make minor improvements to the Codification that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities. Additionally, the amendments will make the Codification easier to understand and the fair value measurement guidance easier to apply by eliminating inconsistencies and providing needed clarifications. Transition guidance is provided for amendments the FASB believes could change practice. The amendments in this ASU that will not have transition guidance will be effective upon issuance for both public and nonpublic entities. For public entities, the amendments that are subject to the transition guidance will be effective for fiscal periods beginning after December 15, 2012. The adoption of this guidance did not have any effect on the Company’s results of operations, financial position or liquidity.

In September 2011, the FASB issued ASU 2011-08, “Intangibles-Goodwill and Other (Topic 350).” The updated guidance is intended to reduce complexity and costs by allowing an entity the option to make a qualitative evaluation about the likelihood of goodwill impairment, using factors such as changes in management, key personnel, business strategy, technology or customers, to determine whether it should calculate the fair value of a reporting unit. Previous accounting literature required an entity to test goodwill for impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit is less than its carrying amount, then the second step of the test must be performed to measure the amount of the impairment loss, if any. In the second step, the implied fair value of the reporting unit’s goodwill is determined in the same manner as goodwill is measured in a business combination (by measuring the fair value of the reporting unit’s assets, liabilities and unrecognized intangible assets and determining the remaining amount ascribed to goodwill) and comparing the amount of the implied goodwill to the carrying amount of the goodwill. Under the updated guidance, an entity is not required to calculate the fair value of a reporting unit unless the entity determines that it is more likely than not that its fair value is less than its carrying amount. This update was effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 31, 2011. The implementation of the guidance related to the financial statement presentation did not have a significant impact on the Company’s consolidated financial statements.

In June 2011, the FASB issued ASU 2011-05, “Presentation of Comprehensive Income (Topic 220).” This ASU requires companies to present net income and other comprehensive income in either a single continuous statement or in two separate, but consecutive, statements of income and other comprehensive income. The option to present items of other comprehensive income in the statement of changes in equity is eliminated. In addition, an entity is required to present on the face of the financial statements reclassification adjustments from other comprehensive income to net income. This ASU was effective for interim and annual periods beginning after December 15, 2011. The Company retrospectively adopted this ASU at December 31, 2011. The implementation of the guidance related to financial statement presentation did not have a significant impact on the Company’s consolidated financial statements.

National General Holdings Corp.

(f/k/a American Capital Acquisition Corporation)

Notes to Consolidated Financial Statements

(in thousands of dollars, except shares and per share data)

In May 2011, the FASB issued ASU 2011-04, “Fair Value Measurement (Topic 820).” The ASU generally aligns the principles for fair value measurements and the related disclosure requirements under GAAP and International Financial Reporting Standards (“IFRS”). ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements, particularly for Level 3 fair value measurements. The amendment is effective on a prospective basis for annual reporting periods beginning after December 15, 2011 and early adoption was not permitted. The adoption of the standard did not have a material impact on the Company’s consolidated financial statements.

In April 2011, the FASB issued ASU 2011-03, which amends ASC 860, “Transfers and Servicing,” requirements in regards to repurchase agreements. The amendments in this ASU eliminate the assessment of effective control requiring the transferor to have the ability to repurchase or redeem the assets on substantially the agreed terms, even in the event of default by the transferee as well as amend the collateral maintenance requirement related to this criterion. Under the amended guidance, a transferor maintains effective control over the transferred assets (and thus accounts for the transfer as a secured borrowing) for agreements that both entitle and obligate the transferor to repurchase or redeem the financial assets before their maturity if all of the following conditions are met: 1) the financial assets to be repurchased or redeemed are the same or substantially the same as those transferred; 2) the agreement is to repurchase or redeem the securities before maturity, at a fixed or determinable price; and 3) the agreement is entered into contemporaneously with, or in contemplation of, the transfer. As a result of this amendment, more repurchase arrangements could be accounted for as secured borrowings rather than secured lendings. The ASU was effective on a prospective basis for interim and annual reporting periods beginning on or after December 15, 2011. The implementation of the guidance related to financial statement presentation did not have a significant impact on the Company’s consolidated financial statements.

In October 2010, the FASB issued ASU 2010-26, “Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts.” ASU 2010-26 modifies the types of costs that may be deferred, allowing insurance companies to only defer costs directly related to a successful contract acquisition or renewal. These costs include incremental direct costs of successful contracts, the portion of employees’ salaries and benefits related to time spent on acquisition activities for successful contracts and other costs incurred in the acquisition of a contract. Additional disclosure of the type of acquisition costs capitalized is also required. ASU 2010-26 was effective on a prospective basis for interim and annual reporting periods beginning after December 15, 2011. The Company adopted ASU 2010-26 prospectively on January 1, 2012. For the year ended December 31, 2012, the Company recognized approximately $6,500 of expenses related to such previously deferrable costs. If the Company had adopted ASU 2010-26 retrospectively, approximately $6,500 and $4,200 of acquisition costs that were deferred would have been recognized in expense for the year ended December 31, 2010 and period from March 1, 2010 (inception) to December 31, 2010, respectively.

National General Holdings Corp.

(f/k/a American Capital Acquisition Corporation)

Notes to Consolidated Financial Statements

(in thousands of dollars, except shares and per share data)

(z) Recently Issued Accounting Standards Update – Not Yet Adopted

In February 2013, the FASB issued ASU 2013-02, “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income,” to improve the reporting of reclassifications out of accumulated other comprehensive income. The guidance requires an entity to present, either on the face of the statement of income or in the notes, separately for each component of comprehensive income, the current period reclassifications out of accumulated other comprehensive income by the respective line items of net income affected by the reclassification The updated guidance is effective prospectively for interim and annual periods beginning after December 15, 2012. Early adoption is permitted. The updated guidance will not have any effect on the Company’s results of operations, financial position or liquidity.

In July 2012, the FASB issued ASU 2012-02, “Intangibles—Goodwill and Other (Topic 350) Testing Indefinite Lived Intangible Assets for Impairment.” This updated guidance regarding the impairment test applicable to indefinite-lived intangible assets is similar to the impairment guidance applicable to goodwill. Under the updated guidance, an entity may assess qualitative factors (such as changes in management, strategy, technology or customers) that may impact the fair value of the indefinite-lived intangible asset and lead to the determination that it is more likely than not that the fair value of the asset is less than its carrying value. If an entity determines that it is more likely than not that the fair value of the intangible asset is less than its carrying value, an impairment test must be performed. The impairment test requires an entity to calculate the estimated fair value of the indefinite-lived intangible asset. If the carrying value of the indefinite-lived intangible asset exceeds its estimated fair value, an impairment loss is recognized in an amount equal to the excess. The updated guidance is effective for the period ending March 31, 2013 with early adoption permitted. The adoption of this guidance is not expected to have any effect on the Company’s results of operations, financial position or liquidity.

In December 2011, the FASB issued ASU 2011-11 requiring additional disclosures about financial instruments and derivative instruments that are either: (1) offset for balance sheet presentation purposes or (2) subject to an enforceable master netting arrangement or similar arrangement, regardless of whether they are offset for balance sheet presentation purposes. In January 2013, the FASB issued ASU 2013-01 to address implementation issues about the scope of ASU 2011-11. This new guidance clarifies that the scope of the offsetting disclosures required applies to derivatives accounted for in accordance with ASC 815, “Derivatives and Hedging,” including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities lending transactions. This guidance will be effective on January 1, 2013, with retrospective presentation of the new disclosures required. As this new guidance is disclosure-related only and does not amend the existing balance sheet offsetting guidance, the adoption of this guidance is not expected to have an impact on the Company’s results of operations, financial condition or liquidity.

National General Holdings Corp.

(f/k/a American Capital Acquisition Corporation)

Notes to Consolidated Financial Statements

(in thousands of dollars, except shares and per share data)

3. Investments

(a) Available-for-Sale Securities

The cost, fair value, and gross unrealized gains and losses on available-for-sale securities were as follows:

December 31, 2012

	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Preferred stock	$5,000	$—	$(28)	$4,972
Fixed maturities:
U.S. Treasury and Federal agencies	22,976	10,139	(1)	33,114
States and political subdivisions	85,259	1,870	(352)	86,777
Residential mortgage-backed securities	158,031	7,062	(1,048)	164,045
Corporate bonds	465,742	38,011	(949)	502,804
Commercial mortgage-backed securities	11,398	74	—	11,472

Total	$748,406	$57,156	$(2,378)	$803,184

December 31, 2011

	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Fixed maturities:
U.S. Treasury and Federal agencies	$33,368	$8,208	$(370)	$41,206
States and political subdivisions	92,374	1,789	(1,058)	93,105
Residential mortgage-backed securities	263,029	9,938	(3,154)	269,813
Corporate bonds	357,340	13,522	(8,622)	362,240
Commercial mortgage-backed securities	19,879	1	(1)	19,879

Total	$765,990	$33,458	$(13,205)	$786,243

The amortized cost and fair value of available-for-sale debt securities held as of December 31, 2012, by contractual maturity, are shown in the table below. Actual maturities may differ from contractual maturities because some borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

December 31, 2012

	Cost or Amortized Cost	Fair Value
Due after one year through five years	$75,590	$78,056
Due after five years through ten years	433,004	476,646
Due after ten years	65,383	67,993
Mortgage-backed securities	169,429	175,517

Total	$743,406	$798,212

National General Holdings Corp.

(f/k/a American Capital Acquisition Corporation)

Notes to Consolidated Financial Statements

(in thousands of dollars, except shares and per share data)

(b) Investment Income

The components of net investment income consisted of the following:

	Year ended December 31,		Period From March 1, 2010 (Inception) to December 31,
	2012	2011	2010
Interest:
Cash and short term investments	$60	$337	$104
Fixed maturities	32,058	32,152	28,300

Investment income	32,118	32,489	28,404
Investment expense	(1,568)	(4,134)	(3,013)

Net investment income	$30,550	$28,355	$25,391

(c) Realized Gains and Losses

Proceeds from sales of fixed maturity securities during the years ended December 31, 2012, 2011 and the period from March 1, 2010 (inception) to December 31, 2010 were $314,952, $559,980, and $2,470,577, respectively. The tables below indicate the gross realized gains and losses for the years ended December 31, 2012, 2011 and the period from March 1, 2010 (inception) to December 31, 2010.

Year ended December 31, 2012

	Gross Gains	Gross Losses	Net Gains
Fixed maturity securities	$18,342	$(1,730)	$16,612

Year ended December 31, 2011

	Gross Gains	Gross Losses	Net Gains
Fixed maturity securities	$6,039	$(1,264)	$4,775

Period from March 1, 2010 (inception) to December 31, 2010

	Gross Gains	Gross Losses	Net Gains
Fixed maturity securities	$7,409	$(4,116)	$3,293

National General Holdings Corp.

(f/k/a American Capital Acquisition Corporation)

Notes to Consolidated Financial Statements

(in thousands of dollars, except shares and per share data)

(d) Unrealized Gains and Losses

Unrealized gains (losses) on fixed maturity securities, equity securities and securities sold but not yet purchased consisted of the following:

	Year ended December 31,		Period From March 1, 2010 (Inception) to December 31,
	2012	2011	2010
Net unrealized loss on preferred stock	$(28)	$—	$—
Net unrealized gain on fixed maturity securities	54,806	20,253	8,787
Net unrealized loss on short sales	(4,732)	(3,396)	—
Deferred income tax expense	(17,572)	(5,900)	(3,145)

Net unrealized gain, net of deferred income tax expense	$32,474	$10,957	$5,642

Change in net unrealized gains, net of deferred income tax expense	$21,517	$5,315	$5,642

(e) Gross Unrealized Losses

The tables below summarize the gross unrealized losses of fixed maturity and equity securities by length of time the security has continuously been in an unrealized loss position as of December 31, 2012 and 2011:

December 31, 2012

	Less Than 12 Months			12 Months or More			Total
	Fair Market Value	Unrealized Losses	No. of Positions Held	Fair Market Value	Unrealized Losses	No. of Positions Held	Fair Market Value	Unrealized Losses
Preferred stock	$4,972	$(28)	1	$—	$—	—	$4,972	$(28)
U.S. Treasury and Federal agency	574	(1)	1	—	—	—	574	(1)
States and political subdivision	28,948	(300)	13	594	(52)	1	29,543	(352)
Residential mortgage-backed	25,143	(456)	5	18,826	(592)	4	43,969	(1,048)
Corporate	89,886	(853)	40	4,513	(96)	4	94,399	(949)

	$149,523	$(1,638)	60	$23,933	$(740)	9	$173,456	$(2,378)

December 31, 2011

	Less Than 12 Months			12 Months or More			Total
	Fair Market Value	Unrealized Losses	No. of Positions Held	Fair Market Value	Unrealized Losses	No. of Positions Held	Fair Market Value	Unrealized Losses
U.S. Treasury and Federal agency	$4,483	$(370)	3	$—	$—	—	$4,483	$(370)
States and political subdivision	11,680	(1,055)	6	94	(3)	1	11,774	(1,058)
Residential mortgage-backed	130,684	(2,983)	124	5,258	(171)	1	135,942	(3,154)
Commercial mortgage-backed	9,959	(1)	1	—	—	—	9,959	(1)
Corporate	106,840	(8,157)	62	13,346	(465)	3	120,186	(8,622)

	$263,646	$(12,566)	196	$18,698	$(639)	5	$282,344	$(13,205)

National General Holdings Corp.

(f/k/a American Capital Acquisition Corporation)

Notes to Consolidated Financial Statements

(in thousands of dollars, except shares and per share data)

There were 69 and 201 securities at December 31, 2012 and 2011 respectively, that account for the gross unrealized loss, none of which are deemed by the Company to be an OTTI. Significant factors influencing the Company’s determination that none of the securities are OTTI included the magnitude of unrealized losses in relation to cost, the nature of the investment and management’s intent not to sell these securities and it being more likely than not that the Company will not be required to sell these investments before anticipated recovery of fair value to the Company’s cost basis.

(f) Restricted Cash and Investments

The Company, in order to conduct business in certain states, is required to maintain letters of credit or assets on deposit to support state mandated regulatory requirements and certain third party agreements. The Company also utilizes trust accounts to collateralize business with its reinsurance counterparties. These assets held are primarily in the form of cash or certain high grade securities. The fair values of our restricted assets as of December 31, 2012 and 2011 are as follows:

	2012	2011
Restricted cash	$8,509	$1,237
Restricted investments – fixed maturities at fair value	34,081	40,186

Total restricted cash and investments	$42,590	$41,423

(g) Other

Securities sold but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices. The Company’s liability for a security to be delivered is measured at fair value and, as of December 31, 2012 and 2011, was $56,700 and $55,830, respectively, for a U.S. Treasury security. The transactions represent off-balance sheet risk, as the Company’s ultimate cost to satisfy the delivery of this security sold but not yet purchased may exceed the amount reflected at December 31, 2012. Subject to certain limitations, all securities owned, to the extent required to cover the Company’s obligations to sell or re-pledge the security to others, are pledged to the clearing broker.

National General Holdings Corp.

(f/k/a American Capital Acquisition Corporation)

Notes to Consolidated Financial Statements

(in thousands of dollars, except shares and per share data)

The Company enters into reverse repurchase and repurchase agreements, which are accounted for as either collateralized lending or borrowing transactions and are recorded at contract amounts which approximate fair value. For the collateralized borrowing transactions (i.e., repurchase agreements), the Company receives cash or securities that it invests or holds in short-term or fixed income securities. As of December 31, 2012, the Company had collateralized borrowing transaction principal outstanding of $86,744 at interest rates between 0.42% and 0.50%. As of December 31, 2011, the Company had collateralized borrowing transaction principal outstanding of $74,026 at interest rates between 0.4% and 0.45%. Interest expense associated with the repurchase borrowing agreements for the years ended December 31, 2012, 2011 and the period from March 1, 2010 (inception) to December 31, 2010 was $400, $114, and $6, respectively. The Company has approximately $95,354 and $85,125 of collateral pledged in support for these agreements as of December 31, 2012 and 2011, respectively. As of December 31, 2012 and 2011, the Company has collateralized lending transaction principal of $57,000 and $55,063 at an interest rate of .03% and .05%, respectively, which is reflected as short-term investments in the consolidated balance sheets. Interest income associated with the lending agreements for the years ended December 31, 2012 and 2011 was $11 and $2 respectively. The Company has approximately $56,700 and $55,816 fair market value of collateral held in support of this agreement as of December 31, 2012 and 2011, respectively.

4. Fair Value of Financial Instruments

ASC 820, “Fair Value Measurements and Disclosures”, provides a definition of fair value, establishes a framework for measuring fair value, and requires expanded disclosures about fair value measurements. The standard applies when GAAP requires or allows assets or liabilities to be measured at fair value; therefore, it does not expand the use of fair value in any new circumstance.

The Company utilized a pricing service to estimate fair value measurements for approximately 99.4% of its fixed maturities. For investments that have quoted market prices in active markets, the Company uses the quoted market prices as fair value and includes these prices in the amounts disclosed in Level 1 of the fair value hierarchy. The Company receives the quoted market prices from nationally recognized third-party pricing services (“pricing services”). When quoted market prices are unavailable, the Company utilizes a pricing service to determine an estimate of fair value. This pricing method is used, primarily, for fixed maturities. The fair value estimates provided by the pricing service are included in Level 2 of the fair value hierarchy. If the Company determines that the fair value estimate provided by the pricing service does not represent fair value or if quoted market prices and an estimate from pricing services are unavailable, the Company produces an estimate of fair value based on dealer quotations of the bid price for recent activity in positions with the same or similar characteristics to that being valued or through consensus pricing of a pricing service. Depending on the level of observable inputs, the Company will then determine if the estimate is in Level 2 or Level 3 of the fair value hierarchy.

The following describes the valuation techniques used by the Company to determine the fair value of financial instruments held as of December 31, 2012.

Equity Securities—For public common and preferred stocks, the Company receives prices from a nationally recognized pricing service that are based on observable market transactions and includes these estimates in the amount disclosed in Level 1. When current market quotes in active markets are unavailable for certain non-redeemable preferred stocks held by the Company,

National General Holdings Corp.

(f/k/a American Capital Acquisition Corporation)

Notes to Consolidated Financial Statements

(in thousands of dollars, except shares and per share data)

the Company receives an estimate of fair value from the pricing service that provides fair value estimates for the Company’s fixed maturities. The service utilizes some of the same methodologies to price the non-redeemable preferred stocks as it does for the fixed maturities. The Company includes the estimate in the amount disclosed in Level 2.

U.S. Treasury and Federal Agencies—Comprised of primarily bonds issued by the U.S. Treasury, the Federal Home Loan Bank, the Federal Home Loan Mortgage Corporation, Government National Mortgage Association and the Federal National Mortgage Association. The fair values of U.S. government securities are based on quoted market prices in active markets, and are included in the Level 1 fair value hierarchy. The Company believes the market for U.S. Treasury securities is an actively traded market given the high level of daily trading volume. The fair values of U.S. government agency securities are priced using the spread above the risk-free yield curve. As the yields for the risk-free yield curve and the spreads for these securities are observable market inputs, the fair values of U.S. government agency securities are included in the Level 2 fair value hierarchy.

State and Political Subdivision Bonds—Comprised of bonds and auction rate securities issued by U.S. state and municipality entities or agencies. The fair values of municipal bonds are generally priced by pricing services. The pricing services typically use spreads obtained from broker-dealers, trade prices and the new issue market. As the significant inputs used to price the municipal bonds are observable market inputs, these are classified within Level 2. Municipal auction rate securities are reported in the consolidated balance sheets at cost which approximates their fair value.

Corporate Bonds—Comprised of bonds issued by corporations and are generally priced by pricing services. The fair values of corporate bonds that are short term are priced, by the pricing services, using the spread above the London Interbank Offering Rate (“LIBOR”) yield curve and the fair value of corporate bonds that are long term are priced using the spread above the risk-free yield curve. The spreads are sourced from broker/dealers, trade prices and the new issue market. Where pricing is unavailable from pricing services, the Company obtains non-binding quotes from broker dealers. As the significant inputs used to price corporate bonds are observable market inputs, the fair values of corporate bonds are included in the Level 2 fair value hierarchy.

Mortgage-backed Securities—Comprised of commercial and residential mortgage-backed securities. These securities are priced by independent pricing services and brokers. The pricing provider applies dealer quotes and other available trade information, prepayment speeds, yield curves and credit spreads to the valuation. As the significant inputs used to price are observable market inputs, the fair value of these securities are included in the Level 2 fair value hierarchy.

Premiums and other receivable—The carrying values reported in the accompanying balance sheets for these financial instruments approximate their fair values due to the short term nature of these assets.

Notes Payable—The amount reported in the accompanying balance sheets for this financial instrument represents the carrying value of the debt.

National General Holdings Corp.

(f/k/a American Capital Acquisition Corporation)

Notes to Consolidated Financial Statements

(in thousands of dollars, except shares and per share data)

In accordance with ASC 820, assets and liabilities measured at fair value on a recurring basis are as follows:

December 31, 2012

	Recurring Fair Value Measures
	Level 1	Level 2	Level 3	Total
Assets
Preferred stock	$—	$4,972	$—	$4,972
Fixed maturities:
U.S. Treasury and Federal agency	33,114	—	—	33,114
State and political subdivision	—	86,777	—	86,777
Residential mortgage-backed	—	164,045	—	164,045
Corporate	—	502,804	—	502,804
Commercial mortgage-backed	—	11,472	—	11,472
Short-term investments	17,129	57,000	—	74,129

Total assets	$50,243	$827,070	$—	$877,313

Liabilities
Securities sold under agreements to repurchase	$—	$86,744	$—	$86,744
U.S. Treasuries sold but not yet purchased	56,700	—	—	56,700

Total liabilities	$56,700	$86,744	$—	$143,444

December 31, 2011

	Recurring Fair Value Measures
	Level 1	Level 2	Level 3	Total
Assets
Fixed maturities:
U.S. Treasury and Federal agency	$41,206	$—	$—	$41,206
State and political subdivision	—	93,105	—	93,105
Residential mortgage-backed	—	269,813	—	269,813
Corporate	—	362,240	—	362,240
Commercial mortgage-backed	—	19,879	—	19,879
Short-term investments	—	99,732	—	99,732

Total assets	$41,206	$844,769	$—	$885,975

Liabilities
Securities sold under agreements to repurchase	$—	$74,026	$—	$74,026
U.S. Treasuries sold but not yet purchased	55,830	—	—	55,830

Total liabilities	$55,830	$74,026	$—	$129,856

The Company had no Level 3 investments and, as such, no transfers between levels during the years ended December 31, 2012 and 2011.

The Company does not measure any assets or liabilities at fair value on a nonrecurring basis at December 31, 2012. The carrying value of the Company’s cash and cash equivalents, premiums and other receivables, accrued interest, accounts payable and accrued expenses approximates fair value given the short-term nature of such items.

National General Holdings Corp.

(f/k/a American Capital Acquisition Corporation)

Notes to Consolidated Financial Statements

(in thousands of dollars, except shares and per share data)

5. Equity Investments in Unconsolidated Subsidiaries

In July 2010, the Company and AmTrust Financial Services, Inc. (“AmTrust”) formed Tiger Capital LLC (“Tiger”) for the purposes of acquiring certain life settlement contracts whereby each company initially contributed approximately $11,000 for the respective fifty percent ownership interests in Tiger. In 2011, the Company, through its wholly-owned subsidiary, American Capital Acquisition Investments, Inc. (“ACAI”), formed AMT Capital Alpha, LLC (“AMT”) with AmTrust for the purposes of acquiring additional life settlement contracts. A life settlement contract is a contract between the policy owner of a life insurance policy and a third-party investor who obtains the ownership and beneficiary rights of the underlying life insurance policy. The Company, along with AmTrust, is obligated to pay premiums on these life insurance policies as they come due. A third party serves as the administrator of the life settlement contract portfolio, for which it receives an annual fee. Under the terms of the agreement, the third-party administrator is also eligible to receive a percentage of profits after certain time and performance thresholds have been met.

Tiger and AMT are considered to be variable interest entities (“VIE”), for which the Company is not a primary beneficiary. In determining whether it is the primary beneficiary of a VIE, the Company considered qualitative and quantitative factors, including, but not limited to, activities that most significantly impact the VIE’s economic performance and which party controls such activities. The Company does not have the ability to direct the activities of Tiger and AMT that most significantly impact its economic performance. The Company’s maximum exposure to a loss as a result of its involvement with the unconsolidated VIE is limited to its recorded investment plus additional commitments. The Company uses the equity method of accounting to account for its investments in Tiger and AMT (collectively the “LSC Entities”).

The following tables present the investment activity in the LSC Entities.

Year ended December 31, 2012

	Tiger	AMT	Total
Balance at beginning of year	$47,877	$10,759	$58,636

Contributions	9,853	175	10,028
Distributions	—	(619)	(619)
Equity in earnings (losses) of unconsolidated subsidiaries	543	(2,104)	(1,561)

Change in equity method investments	10,396	(2,548)	7,848

Balance at end of year	$58,273	$8,211	$66,484

Year ended December 31, 2011

	Tiger	AMT	Total
Balance at beginning of year	$14,964	$—	$14,964

Contributions	15,135	4,825	19,960
Equity in earnings of unconsolidated subsidiaries	17,778	5,934	23,712

Change in equity method investments	32,913	10,759	43,672

Balance at end of year	$47,877	$10,759	$58,636

National General Holdings Corp.

(f/k/a American Capital Acquisition Corporation)

Notes to Consolidated Financial Statements

(in thousands of dollars, except shares and per share data)

Period from March 1, 2010 (inception) to December 31, 2010

	Tiger	AMT	Total
Balance at beginning of period	$—	$—	$—

Contributions	11,088	—	11,088
Equity in earnings of unconsolidated subsidiaries	3,876	—	3,876

Change in equity method investments	14,964	—	14,964

Balance at end of period	$14,964	$—	$14,964

The following tables summarize total assets and total liabilities as of December 31, 2012 and 2011 and the results of operations for the Company’s unconsolidated equity method investment in the LSC Entities for the years ended December 31, 2012 and 2011.

As of and Year ended December 31, 2012

Condensed balance sheet data	Tiger	AMT	Total
Investments in life settlement contracts at fair value	$134,104	$17,742	$151,846
Total assets	134,254	17,755	152,009
Total liabilities	17,706	1,336	19,042
Members’ equity	116,548	16,419	132,967

NGHC’s 50% ownership interest	$58,273	$8,211	$66,484

Condensed results of operations
Revenue, net of commission	$5,836	$(4,129)	$1,707
Total expenses	4,750	79	4,829

Net income (loss)	$1,086	$(4,208)	$(3,122)

NGHC’s 50% ownership interest	$543	$(2,104)	$(1,561)

As of and Year ended December 31, 2011

Condensed balance sheet data	Tiger	AMT	Total
Investments in life settlement contracts	$104,991	$20,786	$125,777
Total assets	113,290	22,798	136,088
Total liabilities	17,536	1,280	18,816
Members’ equity	95,754	21,518	117,272

NGHC’s 50% ownership interest	$47,877	$10,759	$58,636

Condensed results of operations
Revenue, net of commission	$42,640	$13,208	$51,698
Total expenses	7,084	1,340	8,424

Net income	$35,556	$11,868	$43,274

NGHC’s 50% ownership interest	$17,778	$5,934	$23,712

National General Holdings Corp.

(f/k/a American Capital Acquisition Corporation)

Notes to Consolidated Financial Statements

(in thousands of dollars, except shares and per share data)

The LSC Entities account for investments in life settlements in accordance with ASC 325-30, Investments in Insurance Contracts, which states that an investor shall elect to account for its investments in life settlement contracts by using either the investment method or the fair value method. The election is made on an instrument-by-instrument basis and is irrevocable. The LSC Entities have elected to account for these policies using the fair value method. The LSC Entities determine fair value based upon their estimate of the discounted cash flow related to policies (net of the reserves for improvements in mortality, the possibility that the high net worth individuals represented in their portfolios may have access to better health care, the volatility inherent in determining the life expectancy of insureds with significant reported health impairments, the possibility that the issuer of the policy or a third party will contest the payment of the death benefit payable, and the future expenses related to the administration of the portfolio), which incorporates current life expectancy assumptions, premium payments, the credit exposure to the insurance company that issued the life settlement contracts and the rate of return that a buyer would require on the contracts as no comparable market pricing is available.

The fair value of life settlement contracts as well as life settlement profit commission liability is based on information available to the LSC Entities at the end of the reporting period. The LSC Entities consider the following factors in their fair value estimates: cost at date of purchase, recent purchases and sales of similar investments (if available and applicable), financial standing of the issuer, changes in economic conditions affecting the issuer, maintenance cost, premiums, benefits, standard actuarially developed mortality tables and life expectancy reports prepared by nationally recognized and independent third party medical underwriters. The LSC Entities estimate the fair value of a life insurance policy by applying an investment discount rate based on the cost of funding their life settlement contracts as compared to returns on investments in asset classes with comparable credit quality, which the LSC Entities have determined to be 7.5%, to the expected cash flow generated by the policies in the life settlement portfolio (death benefits less premium payments), net of policy specific adjustments and reserves. In order to confirm the integrity of their calculation of fair value, the LSC Entities, quarterly, retain an independent third-party actuary to verify that the actuarial modeling used by the LSC Entities to determine fair value was performed correctly and that the valuation, as determined through the LSC Entities’ actuarial modeling, is consistent with other methodologies. The LSC Entities consider this information in their assessment of the reasonableness of the life expectancy and discount rate inputs used in the valuation of these investments.

The LSC Entities adjust the standard mortality for each insured for the insured’s life expectancy based on reviews of the insured’s medical records. The LSC Entities establish policy specific reserves for the following uncertainties: improvements in mortality, the possibility that the high net worth individuals represented in their portfolios may have access to better health care, the volatility inherent in determining the life expectancy of insureds with significant reported health impairments, the possibility that the issuer of the policy or a third party will contest the payment of the death benefit payable to the LSC Entities, and the future expenses related to the administration of the portfolio. The application of the investment discount rate to the expected cash flow generated by the portfolio, net of the policy specific reserves, yields the fair value of the portfolio. The effective discount rate reflects the relationship between the fair value and the expected cash flow gross of these reserves.

The following summarizes data utilized in estimating the fair value of the portfolio of life insurance policies for the years ended December 31, 2012 and 2011 and only includes data for policies to which the LSC Entities assigned value at those dates:

	2012	2011
Average age of insured	78.4 years	76.9 years
Average life expectancy (1)	144.7 months	155.1 months
Average face amount per policy	$6,605	$6,642
Fair value discount rate	7.50%	7.50%
Effective discount rate (2)	18.0%	14.7%

(1)	Standard life expectancy as adjusted for insured’s specific circumstances based on third-party estimates.
(2)	Effective discount rate includes a risk premium which represents risk adjustments applied to the estimated present value of cash flows based on the following factors: (i) the volatility in life expectancy of insureds and the associated level of future premium payments and (ii) the projected risk of non-payment, including the financial health of the insurance carrier, the possibility of legal challenges from the insurance carrier or others and the possibility of regulatory changes that may affect payment.

National General Holdings Corp.

(f/k/a American Capital Acquisition Corporation)

Notes to Consolidated Financial Statements

(in thousands of dollars, except shares and per share data)

These assumptions are, by their nature, inherently uncertain and the effect of changes in estimates may be significant. The fair value measurements used in estimating the present value calculation are derived from valuation techniques generally used in the industry that include inputs for the asset that are not based on observable market data. The extent to which the fair value could reasonably vary in the near term has been quantified by evaluating the effect of changes in significant underlying assumptions used to estimate the fair value amount. If the life expectancies were increased or decreased by 4 months and the discount factors were increased or decreased by 1% while all other variables are held constant, the carrying value of the investment in life insurance policies would increase or (decrease) by the unaudited amounts summarized below for the years ended December 31, 2012 and 2011:

	Change in life expectancy
	Plus 4 Months	Minus 4 Months
Investment in life policies:	—	—
December 31, 2012	$(23,784)	$25,919
December 31, 2011	$(18,425)	$20,423

	Change in discount rate
	Plus 1%	Minus 1%
Investment in life policies:	—	—
December 31, 2012	$(14,828)	$16,906
December 31, 2011	$(13,416)	$15,380

The Company and AmTrust are committed to providing additional capital support to the LSC Entities to keep the life settlement policies in-force. The Company and AmTrust, each, is committed to provide 50% of the additional required capital. Below is a summary of total premiums to be paid for each of the five succeeding fiscal years to keep the existing life insurance policies in force as of December 31, 2012. The actual capital commitment may differ from the amounts shown based on policy lapses and terminations, death benefits received and other operating cash flows of the LSC Entities:

	Premiums Due on Life Settlement Contracts	Premiums Due on Premium Finance Loans	Total
2013	$25,531	$744	$26,275
2014	27,377	876	28,253
2015	28,701	1,068	29,769
2016	39,040	1,749	40,789
2017	37,636	1,188	38,824
Thereafter	503,288	20,346	523,634

Total	$661,573	$25,971	$687,544

In August 2011, the Company formed 800 Superior, LLC with AmTrust, for the purposes of acquiring an office building in Cleveland, Ohio. The cost of the building was approximately $7,500. AmTrust has been appointed managing member of 800 Superior LLC. The Company and AmTrust each have a fifty percent ownership interest in 800 Superior, LLC for which the Company is not the primary beneficiary. Additionally, in 2012, the Company entered into an office lease with 800 Superior, LLC for approximately 134,000 square feet. The lease period is for 15 years and the Company paid 800 Superior, LLC $1,391 for the year ended December 31, 2012.

In September 2012, the Company formed East Ninth & Superior, LLC and 800 Superior NMTC Investment Fund II, LLC with AmTrust –(collectively “East Ninth & Superior”) (see Note 15). The Company and AmTrust each have a fifty percent ownership interest in East Ninth and Superior, LLC and a twenty-four and a half percent in 800 Superior NMTC investment Fund II for which the Company is not a primary beneficiary.

Year ended December 31, 2012	800 Superior, LLC	East Ninth & Superior	Total
Balance at beginning of year	$3,761	$—	$3,761

Contributions	—	3,985	3,985
Distributions	(1,232)	—	(1,232)
Equity in earnings of unconsolidated subsidiaries	142	81	223

Change in equity method investments	(1,090)	4,066	2,976

Balance at end of year	$2,671	$4,066	$6,737

National General Holdings Corp.

(f/k/a American Capital Acquisition Corporation)

Notes to Consolidated Financial Statements

(in thousands of dollars, except shares and per share data)

Year ended December 31, 2011	800 Superior, LLC	East Ninth & Superior	Total
Balance at beginning of year	$—	$—	$—

Contributions	3,761	—	3,761
Equity in earnings of unconsolidated subsidiaries	—	—	—

Change in equity method investments	3,761	—	3,761

Balance at end of year	$3,761	$—	$3,761

The following tables summarize total assets and total liabilities as of December 31, 2012 and 2011 and the results of operations for the Company’s unconsolidated equity method investment in 800 Superior, LLC and East Ninth & Superior for the year ended December 31, 2012 and 2011.

As of and year ended December 31, 2012

Condensed balance sheet data	800 Superior, LLC	East Ninth & Superior	Total
Total Assets	$26,220	$20,480	$46,700
Total Liabilities	20,878	12,349	33,227
Members Equity	5,342	8,131	13,473

NGHC’s 50% ownership interest	$2,671	$4,066	$6,737

Condensed results of operations
Revenue	$3,883	$—	$3,883
Expenses	3,599	(161)	3,438

Net Income	284	161	445

NGHC’s 50% ownership interest	$142	$81	$223

As of and year ended December 31, 2011

Condensed balance sheet data	800 Superior, LLC	East Ninth & Superior	Total
Total Assets	$9,729	$—	$9,729
Total Liabilities	1,659	—	1,659
Members Equity	7,522	—	7,522

NGHC’s 50% ownership interest	$3,761	$—	$3,761

Condensed Results of Operations
Revenue	$1,743	$—	$1,743
Expenses	1,743	—	1,743

Net Income	$—	$—	$—

NGHC’s 50% ownership interest	$—	$—	$—

National General Holdings Corp.

(f/k/a American Capital Acquisition Corporation)

Notes to Consolidated Financial Statements

(in thousands of dollars, except shares and per share data)

The Company also has a 34.74% ownership interest in American Tax Credit Georgia Fund III, LLC (“ATC”) which in turn is an investor in apartment complexes that qualify for credits under Georgia Affordable Housing Act. Unrelated third parties own the remaining 65.26% interest in ATC. The Company’s interest in ATC as of December 31, 2012 and 2011 was $395 and $654, respectively. For the years ended 2012 and 2011, and the period from March 1, 2010 (inception) to December 31, 2010, the company recorded equity in earnings from ATC in the amount of $260, $365 and $260 respectively.

6. Acquisitions and Disposals

In February 2012, the Company acquired 100% equity interest of Velapoint LLC (“Velapoint”) and Reliant Financial Group, LLC and its subsidiary America’s Health Care Plan, Inc. (“Reliant”) for approximately $6,450 and $1,050, respectively.

The following table summarizes the estimated fair value of assets acquired and liabilities assumed at the acquisition date:

February 2012	Velapoint	Reliant
Assets
Cash and invested assets	$147	$524
Premiums and other receivables	27	228
Commissions receivable	1,098	1,074
Premise and equipment	33	—
Intangible assets	2,350	—
Other assets	22	9

Total assets	3,677	1,835

Liabilities
Accounts payable and accrued expenses	34	480
Notes payable	206	1,500
Deferred commission	3,348	1,336

Total liabilities	3,588	3,316

Net assets purchased	89	(1,481)
Purchase price	6,450	1,050

Goodwill recorded	$6,361	$2,531

The goodwill and intangible assets related to acquisitions of Velapoint and Reliant are assigned to the Accident & Health segment.

In June 2012, the Company acquired all of the issued and outstanding stock of Capgemini Reinsurance Company S.A, (“NGHC Lux RE”) for $125,616. NGHC Lux RE is a captive insurer incorporated in Luxembourg that allows the Company to obtain the benefits of its capital and utilization of its existing and future loss reserves through a series of reinsurance agreements with one of the Company’s subsidiary.

National General Holdings Corp.

(f/k/a American Capital Acquisition Corporation)

Notes to Consolidated Financial Statements

(in thousands of dollars, except shares and per share data)

The following table summarizes the estimated fair value of assets acquired and liabilities assumed at the acquisition date:

June 2012
Assets
Cash and invested assets	$135,408
Intangible assets	29,167
Other	2

Total assets	164,577

Liabilities
Deferred tax liability	38,888
Accounts payable and accrued expenses	73

Total liabilities	38,961

Net assets purchased	125,616

Purchase price	$125,616

The intangible assets acquired as a result of the NGHC Lux Re acquisition are assigned to the Property & Casualty segment.

In November 2012, the Company acquired National Health Insurance Company (“NHIC”) for $10,618. NHIC is a legal reserve life insurance company with accident, health, and life insurance policies in force. The Company is licensed to operate in 40 states and the District of Columbia.

The following table summarizes the estimated fair value of assets acquired and liabilities assumed at the acquisition date:

November 2012
Assets
Cash and invested assets	$10,885
Premiums and other receivables	12
Prepaid and other assets	63
Deferred tax asset	3,728
Intangible	1,435

Total assets	16,123

Liabilities
Losses and loss adjustment expenses	1,684
Unearned premium	13
Accounts payable and accrued expenses	80

Total liabilities	1,777

Net assets purchased	14,346
Purchase price	10,618

Bargain purchase gain	$3,728

The intangible assets acquired as a result of NHIC acquisition is assigned to the Accident & Health segment.

National General Holdings Corp.

(f/k/a American Capital Acquisition Corporation)

Notes to Consolidated Financial Statements

(in thousands of dollars, except shares and per share data)

On September 1, 2012, the Company acquired a group of companies affiliated with the accident and health insurance industry for $1,250. The companies purchased Alliance of Professional Service Organizations, LLC, Association of Independent Beverage Distributors, LLC, Distributor Innovations and Benefit Savings Solution, LLC, Distributors Insurance Company PCC, AIBD Insurance Company IC, Professional Services Captive Corporation IC, and Red Partners Operating Solutions, LLC. (collectively “TABS”).

The following table summarizes the estimated fair value of assets acquired and liabilities assumed at the acquisition date:

September 2012
Assets
Cash and invested assets	$3,733
Premiums and other receivables	673
Intangibles	4,600

Total assets	9,006

Liabilities
Losses and loss adjustment expenses	8,885
Accounts payable and accrued expenses	709
Deferred tax liability	1,278

Total liabilities	10,872

Net assets purchased	(1,866)
Purchase price	1,250

Goodwill recorded	$3,116

The goodwill and intangible assets related to TABS acquisition were assigned to the Accident & Health segment.

In August 2011, the Company acquired 100% of the issued and outstanding common stock of Agent Alliance Insurance Company (“AAIC”) for approximately $4,023. AAIC is licensed in six states and sells property and casualty insurance.

National General Holdings Corp.

(f/k/a American Capital Acquisition Corporation)

Notes to Consolidated Financial Statements

(in thousands of dollars, except shares and per share data)

The following table summarizes the estimated fair value of assets acquired and liabilities assumed at the acquisition date:

August 2011
Assets
Cash and invested assets	$351
Premiums and other receivables	5,016
Deferred tax asset	392
Intangibles	900
Other assets	764

Total assets	7,423

Liabilities
Reserve for insurance losses and loss adjustment expenses	2,504
Surplus note	350
Accounts payable and accrued expenses	1,458

Total liabilities	4,312

Net assets purchased	3,111
Purchase price	4,023

Goodwill recorded	$912

The goodwill and intangible assets related to the AAIC acquisition were assigned to the Property & Casualty segment.

On October 31, 2012, the Company sold 100% of its common stock in AAIC to ACP Re Ltd, an affiliated Bermuda company controlled by the ultimate parent of the Company for $2,665. The sale of AAIC resulted in the Company recording a return of capital of $1,359.

In November 2011, the Company acquired a 70% equity interest in Clearside General Insurance Services, LLC (“Clearside”) for approximately $2,990. Clearside is a general agency that specializes in personal and commercial property and casualty lines insurance products.

National General Holdings Corp.

(f/k/a American Capital Acquisition Corporation)

Notes to Consolidated Financial Statements

(in thousands of dollars, except shares and per share data)

The following table summarizes the provisional fair value of assets acquired, liabilities assumed, and non-controlling interests at the acquisition date:

November 2011
Assets
Cash and invested assets	$2,160
Premiums and other receivables	12,494
Premises and equipment	172

Total assets	14,826

Liabilities
Accounts payable and accrued expenses	14,353

Total liabilities	14,353

Net assets purchased	473
Non-controlling interests	(1,298)
Purchase price	2,990

Goodwill recorded	$3,815

In June 2012, the Company acquired the remaining 30% equity interest in Clearside for approximately $1,500. The goodwill recorded as a result of the Clearside acquisition is assigned to the Property & Casualty segment.

In 2010, pursuant to a Securities Purchase Agreement between NGHC and GMAC Insurance Holdings, Inc. (“GMACI”) and Motor Insurance Corporation (“MIC”, together with GMACI, “GMAC”), the Company completed its acquisition of 100% of GMAC’s U.S. consumer property and casualty insurance business effective March 1, 2010 (the “acquisition date”). The fair value of the consideration at the acquisition date totaled $302,600 and consisted of $212,600 in cash and a $90,000 note to be paid in three equal annual installments of $30,000 beginning on February 28, 2011. The Company completed its purchase accounting in accordance with ASC 805, “Business Combinations”. As a result, the identifiable assets acquired and liabilities assumed were revalued based on fair values of such assets and liabilities on the acquisition date.

Because the fair value of identifiable assets acquired and liabilities assumed exceeded the fair value of the consideration, the Company recognized a bargain purchase gain of $14,887. The bargain purchase gain has been included in the Company’s consolidated statements of income. The results of GMAC’s acquired operations for the period from March 1, 2010 (inception) to December 31, 2010 have been included in the Company’s consolidated financial statements.

National General Holdings Corp.

(f/k/a American Capital Acquisition Corporation)

Notes to Consolidated Financial Statements

(in thousands of dollars, except shares and per share data)

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the acquisition date:

March 1, 2010
Assets
Cash and invested assets	$851,821
Reinsurance recoverable for unpaid losses	618,833
Premiums and other receivables	274,490
Prepaid reinsurance	45,434
Intangibles	87,856
Premises and equipment	19,894
Other assets	5,329

Total assets	1,903,657

Liabilities
Reserve for insurance losses and loss adjustment expenses	1,064,602
Unearned insurance premiums and revenue	389,242
Deferred tax liability	12,970
Accounts payable and accrued expenses	47,327
Reinsurance payable	23,062
Other liabilities	48,967

Total liabilities	1,586,170

Net assets purchased	317,487
Purchase price	302,600

Bargain purchase gain	$14,887

7. Goodwill and Intangible Assets, Net

The composition of goodwill and intangible assets at December 31, 2012 and 2011 consisted of the following:

December 31, 2012

	Gross Balance	Accumulated Amortization	Net Value	Useful Life
Trademarks	$5,900	$2,795	$3,105	5 years
Loss reserve discount	12,451	10,797	1,654	5 years
Agents relationships	10,850	1,357	9,493	11 years
Affinity partners	800	206	594	11 years
Operating lease	3,508	2,168	1,340	4.6 years
Non-compete	2,500	1,417	1,083	5 years
Computer software	5,897	3,341	2,556	5 years
Equalization reserves	29,165	3,748	25,417	3 – 5 years
State licenses	55,335	—	55,335	indefinite life
Goodwill	15,847	—	15,847	indefinite life

Total	$142,253	$25,829	$116,424

National General Holdings Corp.

(f/k/a American Capital Acquisition Corporation)

Notes to Consolidated Financial Statements

(in thousands of dollars, except shares and per share data)

December 31, 2011

	Gross Balance	Accumulated Amortization	Net Value	Useful Life
Trademarks	$4,900	$1,796	$3,104	5 years
Loss reserve discount	12,451	8,861	3,590	5 years
Agents relationship	4,800	778	4,022	11 years
Affinity partners	800	133	667	11 years
Operating lease	3,508	1,403	2,105	4.6 years
Non-compete	2,500	917	1,583	5 years
Computer software	5,897	2,162	3,735	5 years
State licenses	53,900	—	53,900	indefinite life
Goodwill	4,727	—	4,727	Indefinite life

Total	$93,483	$16,050	$77,433

Goodwill and intangible assets are subject to annual impairment testing. No impairment was recorded during the years ended December 31, 2012 and 2011. Finite-lived intangible assets are amortized under the straight-line method, except for loss reserve discounts, which the Company amortizes using an accelerated method, which approximates underlying claim payments. For the years ended December 31, 2012, 2011 and the period from March 1, 2010 (inception) to December 31, 2010, the Company amortized approximately $9,779, $7,675 and $8,375 respectively, related to its intangible assets with a finite life. The estimated aggregate amortization expense for each of the next five years is:

Year ending
2013	$11,347
2014	11,151
2015	7,916
2016	6,892
2017 and thereafter	7,836

$45,242

8. Premiums and Other Receivables, Net

Premiums and other receivables, net at December 31, 2012 and 2011 consisted of the following:

December 31,	2012	2011
Premiums receivable	$332,244	$278,855
Reinsurance recoverable on paid losses and loss adjustment expenses (includes $86,643 and $73,347 from related parties in 2012 and 2011 respectively)	116,462	101,177
Other receivables	13,243	11,690
Allowance for uncollectible amounts	(6,070)	(4,164)

Total premiums and other receivables, net	$455,879	$387,558

National General Holdings Corp.

(f/k/a American Capital Acquisition Corporation)

Notes to Consolidated Financial Statements

(in thousands of dollars, except shares and per share data)

9. Premises and Equipment, Net

The composition of the premises and equipment at December 31, 2011 and 2010 consisted of the following:

December 31, 2012

	Cost	Accumulated Depreciation	Net Value
Buildings	$3,082	$93	$2,989
Vehicles	120	29	91
Furniture and equipment	271	36	235
Leasehold improvements	2,909	1,826	1,083
Hardware and software	45,309	23,155	22,154
Work-in-process systems and software	1,604	—	1,604

Total	$53,295	$25,139	$28,156

December 31, 2011

	Cost	Accumulated Depreciation	Net Value
Buildings	$939	$44	$895
Vehicles	32	5	27
Furniture and equipment	134	20	114
Leasehold improvements	2,893	1,177	1,716
Hardware and software	29,094	12,121	16,973
Work-in-process systems and software	1,646	—	1,646

Total	$34,738	$13,367	$21,371

Depreciation and amortization expense related to premises and equipment for the years ended December 31, 2012, 2011 and the period from March 1, 2010 (inception) to December 31, 2010 was $13,958, $8,475, and $4,892 respectively.

10. Income Taxes

Federal income tax expense attributable to income from continuing operations consisted of the following:

	Year ended December 31,		Period From March 1, 2010 (inception) to December 31,
	2012	2011	2010
Current	$47,958	$20,408	$34,482
Deferred	(30,651)	7,893	(10,417)

Provision for income taxes	$17,307	$28,301	$24,065

National General Holdings Corp.

(f/k/a American Capital Acquisition Corporation)

Notes to Consolidated Financial Statements

(in thousands of dollars, except shares and per share data)

Deferred income taxes are recognized for the future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. The tax effects of temporary differences that give rise to the net deferred tax liability are presented below:

December 31,	2012	2011
Deferred tax assets:
Accrued expenses	$8,137	$9,593
Unearned premiums	32,156	27,824
Bad debt	2,242	—
Depreciation	725	(962)
Contingent commissions	7,371	3,442
Loss reserve discounting	4,835	6,703
Suspended Subpart F losses	7,345	—
Net operating loss carryforwards	2,465	—
Other	1,474	—

Gross deferred tax assets	66,750	46,600

Deferred tax liabilities:
Deferred acquisition costs	21,082	20,175
Investment items	530	10,720
Intangible assets	22,212	24,580
Premises and equipment	4,759	2,586
Equalization reserve	34,034	—
Unrealized capital gains	17,572	5,900
Other	954	(99)

Gross deferred tax liabilities	101,143	63,862

Net deferred tax liability	$34,393	$17,262

There were no deferred tax asset valuation allowances at December 31, 2012 and 2011. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets.

The Company has net operating carryforwards of $7,042 available for tax purposes for the year ended December 31, 2012. There were no net operating losses available for the year ended December 31, 2011 and the period from March 1, 2010 (inception) to December 31, 2010.

National General Holdings Corp.

(f/k/a American Capital Acquisition Corporation)

Notes to Consolidated Financial Statements

(in thousands of dollars, except shares and per share data)

Total income tax expense is different from the amount determined by multiplying earnings before income taxes by the statutory Federal tax rate of 35%. The reasons for such differences are as follows:

Year ended December 31, 2012	Amount	Tax Rate
Income before taxes	$50,946
Tax rate	35.00%

Computed “expected” tax expense	17,831	35.00%
Increase (decrease) in actual tax reported resulting from:
Tax-exempt interest	(1,030)	(2.02)
Non-deductible meals and entertainment	128	.25
Equity method income	114	.22
Exempt foreign income	(927)	(1.82)
Loss on sale of company	(1,305)	(2.56)
State tax	1,172	2.30
Prior year adjustment	2,164	4.24
Other permanent items	(840)	(1.64)

Total income tax reported	$17,307	33.97%

In 2012, the company recorded a net prior year adjustment of $2,164, of which $3,001 was related to deferred tax return to provision adjustments from the 2010 tax return that were not properly incorporated into the 2011 income tax provision and $(837) was due to a misstatement in the actual 2011 pre-tax income as compared to the pre-tax income used for the income tax provision in 2011. These adjustments were not material to the 2012 or 2011 financial statements.

Year ended December 31, 2011	Amount	Tax Rate
Income before taxes	$72,415
Tax rate	35%

Computed “expected” tax expense	25,345	35.00%
Increase (decrease) in actual tax reported resulting from:
Deferred tax true-up	2,674	3.69
Tax-exempt interest	(718)	(.99)
Return to provision adjustment	(476)	(.66)
Non-deductible meals and entertainment	133	.18
State tax	1,367	1.89
NOL carryforward	(22)	(.03)
Other	(2)	—

Total income tax reported	$28,301	39.08%

National General Holdings Corp.

(f/k/a American Capital Acquisition Corporation)

Notes to Consolidated Financial Statements

(in thousands of dollars, except shares and per share data)

Period from March 1, 2010 (inception) to December 31, 2010	Amount	Tax Rate
Income before taxes	$126,268
Tax rate	35%

Computed “expected” tax expense	44,194	35.00%
Increase (decrease) in actual tax reported resulting from:
Tax-exempt interest	(11)	—
Non-deductible meals and entertainment	76	.06
Gain on bargain purchase	(5,210)	(4.10)
Loss on commutation	(18,351)	(14.50)
State tax	3,531	2.80
Other	(164)	(.13)

Total income tax reported	$24,065	19.13%

There were no unrecognized tax benefits at December 31, 2012 and 2011 that, if recognized, would affect the Company’s effective tax rate.

The Company recognizes interest expense related to unrecognized tax benefits in tax expense, net of Federal income tax. There were no accrued interest and penalties recognized in the Company’s consolidated statements of comprehensive income for the years ended December 31, 2012, 2011 and the period from March 1, 2010 (inception) to December 31, 2010. During the years ended December 31, 2012, 2011 and the period from March 1, 2010 (inception) to December 31, 2010, there was no interest related to unrecognized tax expense in the consolidated statements of comprehensive income. The Company has no penalties included in calculating its provision for income taxes. All tax liabilities are payable to the Internal Revenue Services.

The only event reasonably possible to occur within 12 months of the reporting date is the addition of the most recent year to the Company’s tax contingency reserves and the release of the oldest year for which taxes are reserved. The projected net movement in the Company’s tax contingency reserves resulting from this projected movement is not considered to be material by the Company.

The Company’s subsidiaries are currently open to audit by the Internal Revenue Service for the years ended December 31, 2007 and thereafter for Federal tax purposes.

National General Holdings Corp.

(f/k/a American Capital Acquisition Corporation)

Notes to Consolidated Financial Statements

(in thousands of dollars, except shares and per share data)

11. Reinsurance

The Company assumes and cedes insurance risks under various reinsurance agreements, on both a pro rata basis and excess of loss basis. The Company purchases reinsurance to mitigate the volatility of direct and assumed business, which may be caused by the aggregate value or the concentration of written exposures in a particular geographic area or business segment and may arise from catastrophes or other events. The Company pays a premium as consideration for ceding the risk. The following is a summary of effects of reinsurance on premiums and losses for the years ended December 31, 2012, 2011 and the period from March 1, 2010 (inception) to December 31, 2010.

Year ended December 31, 2012

	Written	Earned
Direct premiums	$1,334,224	$1,294,736
Assumed premiums	17,700	16,300

Total gross premiums	1,351,924	1,311,036
Ceded premiums	(719,430)	(736,784)

Net premiums and revenue	$632,494	$574,252

Year ended December 31, 2011

	Written	Earned
Direct premiums	$1,172,263	$1,171,844
Assumed premiums	6,628	6,950

Total gross premiums	1,178,891	1,178,794
Ceded premiums	(640,655)	(680,584)

Net premiums and revenue	$538,236	$498,210

Period from March 1, 2010 (inception) to December 31, 2010

	Written	Earned
Direct premiums	$904,553	$954,591
Assumed premiums	7,438	8,172

Total gross premiums	911,991	962,763
Ceded premiums	(23,913)	(401,846)

Net premiums and revenue	$888,078	$560,917

	Assumed	Ceded
Loss and Loss Adjustment Expense:
Year ended December 31, 2012	$8,601	$729,920
Year ended December 31, 2011	5,574	645,019
Period from March 1, 2010 (inception) to December 31, 2010	10,607	342,032

National General Holdings Corp.

(f/k/a American Capital Acquisition Corporation)

Notes to Consolidated Financial Statements

(in thousands of dollars, except shares and per share data)

December 31, 2012

	Assumed	Ceded
Unpaid loss and LAE reserves	$8,106	$991,837
Unearned premiums	3,626	54,495

December 31, 2011

	Assumed	Ceded
Unpaid loss and LAE reserves	$11,216	$920,719
Unearned premiums	2,043	73,751

The Company’s reinsurance transactions include premiums written under state-mandated involuntary plans for commercial vehicles and premiums ceded to state-provided reinsurance facilities such as Michigan Catastrophic Claims Association (“MCCA”) and North Carolina Reinsurance Facility (“NCRF” or “the Facility”) (collectively, “State Plans”), for which it retains no loss indemnity risk. Prepaid reinsurance premiums are earned on a pro- rata basis over the period of risk, based on a daily earnings convention, which is consistent with premiums written.

MCCA is a reinsurance mechanism that covers no-fault first party medical losses of retentions in excess of $500 in 2012. The Company currently has claims with retentions from $250 to $500. All automobile insurers doing business in Michigan are required to participate in MCCA. Insurers are reimbursed for their covered losses in excess of this threshold, which increased from $460 to $480 on July 1, 2010, and increased to $500 in 2011 and will remain at this amount until 2013. Funding for MCCA comes from assessments against automobile insurers based upon their share of insured automobiles in the state. Insurers are allowed to pass along this cost to Michigan automobile policyholders. The following is a summary of premiums and losses ceded to MCCA for the years ended December 31, 2012, 2011 and the period from March 1, 2010 (inception) to December 31, 2010:

	Year ended December 31,		Period From March 1, 2010 (Inception) to December 31,
	2012	2011	2010
Ceded earned premiums	$10,620	$9,883	$7,513
Ceded Loss and LAE	17,275	12,877	14,985

Reinsurance recoverables from MCCA as of December 31, 2012 and 2011 are as follows:

December 31,	2012	2011
Reinsurance recoverable on paid losses	$6,937	$5,654
Reinsurance recoverable on unpaid losses	703,546	690,391

National General Holdings Corp.

(f/k/a American Capital Acquisition Corporation)

Notes to Consolidated Financial Statements

(in thousands of dollars, except shares and per share data)

NCRF is a mechanism for pooling of insurance risks for insureds who cannot obtain coverage by ordinary methods. Under the Facility law, licensed and writing carriers and agents must accept and insure any eligible applicant for coverages and limits which may be ceded to the Facility. The Facility accepts cession of bodily injury and property damage liability, medical payments, and uninsured and combined uninsured/underinsured motorist’s coverages. Funding for the NCRF comes from collected premiums from automobile insurers based upon the provided coverage of the insured automobiles in the state. The following is a summary of premiums and losses ceded to NCRF for the years ended December 31, 2012, 2011 and the period from March 1, 2010 (inception) to December 31, 2010:

	Years Ended December 31,		Period From March 1, 2010 (Inception) to December 31,
	2012	2011	2010
Ceded earned premiums	$145,200	$138,049	$113,071
Ceded Loss and LAE	130,524	127,143	123,154

Reinsurance recoverables from NCRF as of December 31, 2012 and 2011 are as follows:

December 31,	2012	2011
Reinsurance recoverable on paid losses	$18,023	$21,858
Reinsurance recoverable on unpaid losses	81,970	88,288
The Company believes that it is unlikely to incur any material loss as a result of non-payment of amounts owed to the Company by MCCA and NCRF because (i) the payment obligations are extended over many years, resulting in relatively small current payment obligations, (ii) both MCCA and NCRF are supported by assessments permitted by statute, and (iii) the Company has not historically incurred losses as a result of non-payment. Because MCCA and NCRF are supported by assessments permitted by statute, and there have been no significant and uncollectible balances from NCRF and MCCA, the Company believes that it has no significant exposure to uncollectible reinsurance balances from these entities.

In addition to the reinsurance programs described above, the Company utilizes the Personal Lines Quota Share reinsurance arrangement to limit maximum loss, provide greater diversification of risk and minimize exposure on larger risks. For further discussion on the Personal Lines Quota Share arrangement, see Note 14, “Related Party Transactions”.

National General Holdings Corp.

(f/k/a American Capital Acquisition Corporation)

Notes to Consolidated Financial Statements

(in thousands of dollars, except shares and per share data)

The Company has a concentration of credit risk associated with MCCA and NCRF, related to risks ceded in accordance with Michigan insurance law and the Company’s market share in North Carolina, respectively. Reinsurance recoverables on unpaid losses at December 31, 2012 and 2011 are as follows:

December 31,	2012	2011
MCCA	$703,546	$690,391
NCRF	81,931	88,288
Maiden Insurance Company	99,869	64,342
ACP RE LTD	59,921	41,095
Other reinsurers’ balances—each less than 5% of total	46,570	36,603

Total	$991,837	$920,719

The Company also has unauthorized reinsurance with ACP Re Ltd. and Maiden Insurance Company that requires the reinsurers to provide collateral to mitigate any risk of default.

12. Other Liabilities

Other liabilities at December 31, 2012 and 2011 consisted of the following:

December 31,	2012	2011
Bank overdrafts	$39,513	$39,881
Advance premiums	8,503	8,720
Deferred revenue	3,320	—
Premium and other taxes	6,536	5,076
Investment payable	—	19,366
Other	2,462	3,482

Total other liabilities	$60,334	$76,525

National General Holdings Corp.

(f/k/a American Capital Acquisition Corporation)

Notes to Consolidated Financial Statements

(in thousands of dollars, except shares and per share data)

13. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses at December 31, 2012 and 2011 consisted of the following:

December 31,	2012	2011
Accounts payable – trade	$1,214	$3,715
Accounts payable – promotional fees	1,180	1,293
Escheats payable	5,580	3,942
Ceding expense allowance	8,577	9,276
Accrued expenses related to employees	10,426	12,347
Accounts payable related to commissions	11,392	9,565
Premiums payable	1,626	5,045
License fee payable	4,448	611
Information technology payable	2,108	3,456
Printing fee payable	1,519	—
Other	22,810	18,834

Total accounts payable and accrued expenses	$70,880	$68,084

14. Notes Payable

The Company has an outstanding note as of December 31, 2012 of $30,000 payable to GMACI Holdings, Inc. (“GMACI Note”). The outstanding balance bears interest at an annual rate of 2.28%. The note requires three annual principal payments of $30,000. The first payment and second payment were paid in 2011 and 2012, respectively, and the remaining principal payment is due on February 28, 2013. Interest expense on this note for the years ended December 31, 2012 and 2011 and the period from March 1, 2010 (inception) to December 31, 2010 was $798, $1,482 and $1,710 respectively.

The Company, on January 27, 2012, issued a promissory note to ACP Re Ltd., a related party, in the amount of $14,700. The outstanding balance bears interest at an annual rate of 3.0% per annum. The principal sum and interest is due on January 1, 2017. Interest expense on this note for the year ended December 31, 2012 was $404.

The Company, on September 5, 2012, issued a promissory note to ACP Re Ltd., a related party, in the amount of $4,000. The outstanding balance bears interest at an annual rate of 2.0% per annum. Interest expense on this note for the year ended December 31, 2012 was $27.

On February 20, 2013, the Company amended and restated the two outstanding notes to ACP Re Ltd. whereby these notes were consolidated into a single promissory note in the amount of $18,700. This note bears interest at a rate of 3.0% per annum. The outstanding principal and interest is due on January 1, 2017.

National General Holdings Corp.

(f/k/a American Capital Acquisition Corporation)

Notes to Consolidated Financial Statements

(in thousands of dollars, except shares and per share data)

On May 29, 2012, a wholly-owned subsidiary of the Company, ACAI, issued a promissory note to ACP Re Ltd., a related party, in the amount of $100. The outstanding balance bears interest at an annual rate of 2.0% per annum. The principal sum and interest are due on May 29, 2014. Interest expense on this note for the year ended December 31, 2012 was $1.

As part of the Company’s acquisition of Reliant Financial Group, LLC, the Company has an outstanding promissory note as of December 31, 2012 of $1,500 payable to Access Plans, Inc. (“Velapoint Note #1”). The note was issued on February 22, 2012 and any outstanding balance bears interest at an annual rate of 5.0% per annum. Three payments of $400, $500 and $600 shall be due and payable thirty days after the anniversary date beginning in 2013. Interest expense on this note for the year ended December 31, 2012 was $63.

Also as part of the Company’s acquisition of Reliant Financial Group, LLC, the Company entered into an agreement with the seller to pay $875 for his 50% ownership interest (“Velapoint Note #2”). At the closing date, the Company paid $175 and entered into an agreement to pay the remaining $700 to the seller upon a Trigger Event or on February 16, 2015. The Trigger Event means the earlier of a) the closing of a merger or consolidation of the Company, b) the closing of a merger or consolidation of Reliant Financial Group with American Health Care Plan, Inc., c) the closing of a public offering. The imputed interest associated with this note amounted to approximately $15.

Upon the completion of Company’s purchase of Velapoint, the Company entered into a note agreement of $184 with HealthCompare Insurance Services, Inc. (“Velapoint Note # 3”). This note matures on July 1, 2013. The imputed interest associated with this note amounted to approximately $4.

On June 14, 2012, the Company purchased the remaining 30% interest in Clearside General Insurance Services, LLC. Upon purchase, the Company entered into an agreement to pay the sellers $1,500, with $183 due on the closing date and the remaining $1,317 payable over the subsequent fourteen months (“Clearside Note”). The imputed interest associated with this note amounted to approximately $15.

On August 18, 2011, the Company entered into a credit agreement to establish an unsecured $25,000 line of credit with JPMorgan Chase, N.A. Interest payments are required to be paid monthly on any unpaid principal and bear interest at a rate of LIBOR plus 250 basis points. The credit agreement has a maturity date of June 30, 2013. As of December 31, 2012, there was an outstanding balance on the line of credit of $17,500, which reduced the availability on the line of credit to $7,500 as of December 31, 2012.

National General Holdings Corp.

(f/k/a American Capital Acquisition Corporation)

Notes to Consolidated Financial Statements

(in thousands of dollars, except shares and per share data)

Maturities of the Company’s debt for the five years subsequent to December 31, 2012 are as follows:

	2013	2014	2015	2016	2017	Total
Line of credit	$17,500	$—	$—	$—	$—	$17,500
Promissory notes- ACP Re Ltd.	—	101	—	—	19,387	19,488
Clearside Note	742	—	—	—	—	742
Velapoint Note #1	400	500	600	—	—	1,500
Velapoint Note #2	700	—	—	—	—	700
Velapoint Note #3	184	—	—	—	—	184
GMACI Note	30,000	—	—	—	—	30,000

Total	$49,526	$601	$600	$—	$19,387	$70,114

15. Related Party Transactions

The founding and majority shareholder of the Company has an ownership interest in AmTrust, Maiden Holdings Ltd. (“Maiden”) and ACP Re Ltd. (“ACP”). The Company provides and receives services from these related entities as follows:

Pursuant to an Asset Management Agreement among NGHC and AII Insurance Management Limited (“AIIM”), a subsidiary of AmTrust, the Company pays AIIM a fee for managing the Company’s investment portfolio. Pursuant to the asset management agreement, AIIM provides investment management services for a quarterly fee of 0.05% if the average value of the account for the previous calendar quarter is less than or equal to $1 billion and 0.0375% if the average value of the account for the previous calendar quarter is greater than $1 billion . Following the initial one-year term, the agreement may be terminated upon 30 days written notice by either party. Amounts paid to AIIM totaled $1,571, $1,608 and $1,018, respectively during the years ended December 31, 2012, 2011 and the period from March 1, 2010 (inception) to December 31, 2010, respectively. As of December 31, 2012 and 2011, there was a payable to AIIM related to these services in the amount of $383 and $380, respectively.

AmTrust provides postage and billing services to the Company for premiums written on the Company’s new policy system pursuant to a Master Services Agreement with GMAC Insurance Management Corporation, a wholly owned subsidiary of the Company. The agreement is effective for ten years from the acceptance of all phases of the initial work statement and can be automatically renewed thereafter for subsequent five year terms. The agreement is cancellable for material breach of contract that is not cured within thirty days, if either party fails to perform obligations under contract, if either party is declared bankrupt or insolvent, and in the event of a proposed change of control by either party to a competitor. The services are charged on a work-per-piece basis and are billed to the Company at cost. The Company has the right to audit the books and records as appropriate. The amounts charged for such expenses were $2,939, $223 and $0 during the years ended December 31, 2012, 2011 and period from March 1, 2010 (inception) to December 31, 2010, respectively. As of December 31, 2012 and 2011, there was a payable for these services in the amount of $1,518 and $67, respectively.

National General Holdings Corp.

(f/k/a American Capital Acquisition Corporation)

Notes to Consolidated Financial Statements

(in thousands of dollars, except shares and per share data)

AmTrust also provides the Company information technology development services in connection with the development of a policy management system at cost pursuant to the Master Services Agreement. The amounts charged for such expenses were $5,231, $4,746 and $2,022, respectively, during the years ended December 31, 2012, 2011 and the period from March 1, 2010 (inception) to December 31, 2010, respectively, of which amounts capitalized in property and equipment were $4,476, $3,984 and $2,085, respectively, during the same periods. As of December 31, 2012 and 2011, there was a payable for these services in the amount of $1,108 and $1,633, respectively.

In addition, as a consideration for a license for the Company to use that system, AmTrust receives a license fee in the amount of 1.25% of gross premiums of NGHC and its affiliates plus the Company’s costs for support services. The amounts charged for such fees were $8,171, $906 and $-0-, respectively, for the years ended December 31, 2012, 2011 and the period from March 1, 2010 (inception) to December 31, 2010, respectively. As of December 31, 2012 and 2011, there were payables for these services in the amount of $4,448 and $611, respectively.

On August 1, 2012 the Company purchased TABS. As part of the purchase, the Company is now affiliated with AIBD Health Plan which is a welfare benefit plan for several member groups. As of December 31, 2012, the Company had a payable of $3,225 with this entity. All balances due to and from this entity are settled at a minimum on a quarterly basis.

On November 9, 2012, a wholly-owned subsidiary, GMAC Insurance Management Corporation entered into a management agreement with an affiliated company, AAIC, whereby GMAC Insurance Management Corporation can perform various services on behalf of AAIC. As of December 31, 2012 there is $2,681 due from AAIC related to this agreement. All balances due under this agreement are settled quarterly within thirty days after quarter end.

On July 1, 2012, a wholly-owned subsidiary, Integon National, entered into an agreement with an AmTrust subsidiary, Risk Services, LLC (“RSL”). RSL provides certain consulting and marketing services to promote the Company’s captive insurance program with AARC to potential agents. RSL receives 1.5% of all net written premiums generated to the program. The amounts charged for such fees were $15 for the year ended December 31, 2012. As of December 31, 2012, there was a payable for these services in the amount of $15.

On November 9, 2012, a wholly-owned subsidiary, Integon National, entered into a reinsurance agreement with an affiliated company, AAIC, whereby AAIC cedes 100% of the total written premiums, acquisition costs and incurred losses and LAE on business with effective dates before and after November 9, 2012. The agreement has an indefinite term.

On March 22, 2012, a wholly-owned subsidiary, Integon National, entered into a reinsurance agreement with an AmTrust subsidiary, Agent Alliance Reinsurance Company (“AARC”) whereby the Company cedes 25% of the business written by certain agents who are members of the Company’s captive agent program along with 25% of any related losses. The Company shall receive a ceding commission of 25% of the associated ceded premiums. The agreement is effective for the agreement year, as defined, which is the calendar year or part thereof commencing on or after the effective date and each subsequent calendar year or part thereof, through termination of the agreement. Each party may terminate the agreement by providing a 90 day written notice.

National General Holdings Corp.

(f/k/a American Capital Acquisition Corporation)

Notes to Consolidated Financial Statements

(in thousands of dollars, except shares and per share data)

The amounts related to these reinsurance treaties are as follows:

December 31, 2012

	Recoverable (Payable) on Paid and Unpaid Losses and LAE	Commission Receivable	Premium Receivable (Payable)
AAIC	$(390)	$—	$4,230
Agent Alliance Reinsurance Company	71	13	(52)

Year ended December 31, 2012

	Assumed (Ceded) Earned Premiums	Commission Income (Expense)	Assumed (Ceded) Losses and LAE
AAIC	$826	$(407)	$587
Agent Alliance Reinsurance Company	(132)	47	(85)

The Company participates in a quota share reinsurance treaty with the following related entities whereby it cedes 50% of the total net earned premiums and net incurred losses and LAE on business with effective dates after March 1, 2010 (“NGHC Quota Share”). The percentage breakdown by reinsurer of such 50% is as follows:

Name of Insurer	Percentage Participation
ACP Re Ltd.	30%
Maiden Insurance Company, a subsidiary of Maiden	50%
Technology Insurance Company, a subsidiary of AmTrust	20%

The NGHC Quota Share has an initial term of three years and shall renew automatically for successive three year terms unless terminated by written notice not less than nine months prior to the expiration of the current term. The Company may terminate the agreement on sixty days written notice following the effective date of initial public offering or private placement of stock. The related party participants may terminate their participation in the NGHC Quota Share on 60 days written notice in the event NGHC is subject to a change of control, ceases writing new and renewal business, effects a reduction in their net retention without their consent or fails to remit premium as required by the terms of the NGHC Quota Share. The NGHC Quota Share provides that the reinsurers pay a provisional ceding commission equal to 32.5% of ceded earned premium, net of premiums ceded by the Company for inuring reinsurance, subject to adjustment. The ceding commission is subject to adjustment to a maximum of 34.5% if the loss ratio for the reinsured business is 60.0% or less and a minimum of 30.5% if the loss ratio is 64.5% or greater.

National General Holdings Corp.

(f/k/a American Capital Acquisition Corporation)

Notes to Consolidated Financial Statements

(in thousands of dollars, except shares and per share data)

Effective October 1, 2012, the parties amended the reinsurance agreement to decrease the provisional ceding commission from 32.5% to 32.0% of ceded earned premium, net of premiums ceded by the Company for inuring reinsurance, subject to adjustment. The ceding commission is subject to adjustment to a minimum of 30.0% (changed from 30.5%), if the loss ratio is 64.5% or greater. The Company believes that the terms, conditions and pricing of the NGHC Quota Share have been determined by arm’s length negotiations and reflect current market terms and conditions.

The amounts related to this reinsurance treaty are as follows:

Year ended December 31, 2012

	Ceded Earned Premiums	Ceding Commission Income	Ceded Losses and LAE
ACP Re Ltd.	$168,395	$52,602	$117,510
Maiden Insurance Company	280,657	87,671	195,850
Technology Insurance Company	112,264	34,046	78,345

Total	$561,316	$174,319	$391,705

Year ended December 31, 2011

	Ceded Earned Premiums	Ceding Commission Income	Ceded Losses and LAE
ACP Re Ltd.	$147,507	$46,081	$99,430
Maiden Insurance Company	245,844	76,800	165,716
Technology Insurance Company	98,338	29,993	66,281

Total	$491,689	$152,874	$331,427

Period from March 1, 2010 (inception) to December 31, 2010

	Ceded Earned Premiums	Ceding Commission Income	Ceded Losses and LAE
ACP Re Ltd.	$74,073	$24,074	$49,748
Maiden Insurance Company	123,455	40,123	82,680
Technology Insurance Company	49,382	16,049	33,164

Total	$246,910	$80,246	$165,592

December 31, 2012

	Reinsurance Recoverable on Paid and Unpaid Losses and LAE	Ceded Commission Receivable	Ceded Premium Payable
ACP Re Ltd.	$85,914	$7,853	$43,605
Maiden Insurance Company	143,190	13,089	72,674
Technology Insurance Company	57,276	5,236	29,070

Total	$286,380	$26,178	$145,349

National General Holdings Corp.

(f/k/a American Capital Acquisition Corporation)

Notes to Consolidated Financial Statements

(in thousands of dollars, except shares and per share data)

December 31, 2011

	Reinsurance Recoverable on Paid and Unpaid Losses and LAE	Ceded Commission Receivable	Ceded Premium Payable
ACP Re Ltd.	$63,098	$9,515	$38,409
Maiden Insurance Company	105,164	15,859	64,015
Technology Insurance Company	42,061	6,342	25,606

Total	$210,323	$31,716	$128,030

The Company nets the ceded commission receivable against ceded premium payable in the consolidated balance sheets as the NGHC Quota Share Agreement allows for net settlement. The agreement also stipulates that if the Company would be denied full statutory credit for reinsurance ceded pursuant to the credit for reinsurance laws or regulations in any applicable jurisdiction, NGHC will secure an amount equal to that obligation through a letter of credit; assets held in trust for the benefit of NGHC or cash. ACP Re Ltd. and Maiden Insurance Company held assets in trust in the amount of $55,275 and $96,196, respectively, as of December 31, 2012 and $38,121 and $62,278, respectively, as of December 31, 2011.

In 2010, the Company and AmTrust formed Tiger and AMT for the purposes of acquiring certain life settlement contracts. For further discussion on the Tiger and AMT arrangements, see Note 3, “Investments”.

800 Superior LLC and Affiliated Entities

As described in Note 5, the Company formed 800 Superior, LLC along with AmTrust, whereby each entity owns 50% interest. In 2012, the Company also entered into a lease agreement with 800 Superior, LLC for a period of 15 years whereby the Company leased approximately 134,000 square feet. The Company paid 800 superior, LLC $1,391 during the year ended December 31, 2012 in conjunction with this lease.

In September 2012, 800 Superior, LLC received $19,400 in net proceeds from a financing transaction the Company and AmTrust entered into with Key Community Development Corporation (“KCDC”) related to a capital improvement project for the office building in Cleveland, Ohio owned by 800 Superior, LLC. The Company, AmTrust and KCDC collectively made capital contributions (net of allocation fees) and loans to 800 Superior NMTC Investment Fund II and 800 Superior NMTC Investment Fund I LLC (collectively, the “Investment Funds”) under a qualified New Markets Tax Credit (“NMTC”) program. The NMTC program was provided for in the Community Renewal Tax Relief Act of 2000 (the “Act”) and is intended to induce capital investment in qualified lower income communities. The Act permits taxpayers to claim credits against their Federal income taxes for up to 39% of qualified investments in the equity of community development entities (“CDEs”). CDEs are privately managed investment institutions that are certified to make qualified low-income community investments (“QLICIs”).

In addition to the capital contributions and loans from the Company, AmTrust and KCDC, as part of the transaction, the Investment Funds received, directly and indirectly, proceeds of approximately $8,000 through two loans originating from state and local governments of Ohio. These loans are each for a period of 15 years and have an average interest rate of 1.7% per annum.

National General Holdings Corp.

(f/k/a American Capital Acquisition Corporation)

Notes to Consolidated Financial Statements

(in thousands of dollars, except shares and per share data)

The Investment Funds then contributed the loan proceeds and capital contributions of $19,400 to two CDEs, which, in turn, loaned the funds on similar terms to 800 Superior, LLC. The proceeds of the loans from the CDEs (including loans representing the capital contribution made by KCDC, net of allocation fees) will be used to fund the capital improvement project. As collateral for these loans, the Company has granted a security interest in the assets acquired with the loan proceeds.

The Company and AmTrust are each entitled to receive an equal portion of 49% of the benefits derived from the NMTCs generated by 800 Superior Investment Fund II LLC, while KCDC is entitled to the remaining 51%. The NMTC is subject to 100% recapture for a period of seven years as provided in the Internal Revenue Code. During this seven years compliance period, the entities involved are required to be in compliance with various regulations and contractual provisions that apply to the NMTC arrangement. Non-compliance with applicable requirements could result in the projected tax benefits not being realized and, therefore, could require the Company to indemnify KCDC for any loss or recapture of NMTCs related to the financing until such time as the obligation to deliver tax benefits is relieved. The Company does not anticipate any credit recaptures will be required in connection with this arrangement. In addition, this transaction includes a put/call provision whereby the Company may be obligated or entitled to repurchase KCDC’s interest in the Investment Funds in September 2019 at the end of the recapture period. Management believes that KCDC will exercise its put option and, therefore, attributed an insignificant value to the put/call.

16. Unpaid Losses and Loss Adjustment Expenses

Activity in the reserves for unpaid losses and LAE is presented below:

Year ended December 31, 2012

Unpaid losses and LAE, gross of related reinsurance recoverable at beginning of year	$1,218,412
Less: Reinsurance recoverables at beginning of year	(920,719)

Net balance at December 31, 2011	297,693

Incurred losses and LAE related to:
Current year	393,368
Prior years	1,298

Total incurred	394,666

Paid losses and LAE related to:
Current year	(271,158)
Prior years	(136,426)

Total paid	(407,584)

Acquired losses and LAE reserve, net	9,921

Net balance at December 31, 2012	294,696
Plus: Reinsurance recoverable unpaid losses at end of year	991,837

Gross balance at December 31, 2012	$1,286,533

National General Holdings Corp.

(f/k/a American Capital Acquisition Corporation)

Notes to Consolidated Financial Statements

(in thousands of dollars, except shares and per share data)

Year ended December 31, 2011

Unpaid losses and LAE, gross of related reinsurance recoverable at beginning of year	$1,081,630
Less: Reinsurance recoverables at beginning of year	(695,023)

Net balance at December 31, 2010	386,607

Incurred losses and LAE related to:
Current year	355,776
Prior years	(21,929)

Total incurred	333,847

Paid losses and LAE related to:
Current year	(226,295)
Prior years	(198,970)

Total paid	(425,265)

Acquired losses and LAE reserve from AAIC acquisition	2,504

Net balance at December 31, 2011	297,693
Plus: Reinsurance recoverable unpaid losses at end of year	920,719

Gross balance at December 31, 2011	$1,218,412

In 2012 and 2011, the Company’s liabilities for unpaid losses and LAE attributable to prior years decreased by $25,983 and $21,929, respectively, primarily as the result of favorable loss development, due to lowered actuarial estimates of ultimate losses based on actual loss experience. In setting its reserves, the Company reviews its loss data to estimate expected loss development. Management believes that its use of sound actuarial methodology applied to its analyses of its historical experience provides a reasonable estimate of future losses. However, actual future losses may differ from the Company’s estimate, and future events beyond the control of management, such as changes in law, judicial interpretations of law and inflation, may favorably or unfavorably impact the ultimate settlement of the Company’s loss and LAE.

The anticipated effect of inflation is implicitly considered when estimating liabilities for losses and LAE. In addition to inflation, the average severity of claims is affected by a number of factors that may vary by types and features of policies written. Future average severities are projected from historical trends, adjusted for implemented changes in underwriting standards and policy provisions, and general economic trends. These estimated trends are monitored and revised as necessary based on actual development.

17. Commitments and Contingencies

Lease Commitments

The Company is obligated under certain noncancelable operating property and computer equipment lease agreements. The lease expense for the years ended December 31, 2012, 2011 and the period from March 1, 2010 (inception) to December 31, 2010 was $10,591, $11,135 and $8,243, respectively. The minimum future lease commitments under these agreements at

National General Holdings Corp.

(f/k/a American Capital Acquisition Corporation)

Notes to Consolidated Financial Statements

(in thousands of dollars, except shares and per share data)

December 31, 2012 were as follows:

Year ending
2013	$11,978
2014	10,049
2015	3,351
2016	3,136
2017 and after	31,705

Total	$60,219

Litigation

The Company’s insurance subsidiaries are named as defendants in various legal actions arising principally from claims made under insurance policies and contracts. Those actions are considered by the Company in estimating the loss and LAE reserves. The Company’s management believes the resolution of those actions will not have a material adverse effect on the Company’s financial position or results of operations.

Employment Agreements

The Company has entered into employment agreements with certain individuals. The employment agreements provide for option awards, executive benefits and severance payments under certain circumstances. Amounts payable under these agreements for the next five years are as follows:

2013	$2,805
2014	1,592
2015	1,094
2016	750
2017	83

18. Preferred Shares

In 2010, the Company issued to AmTrust for an initial purchase consideration of approximately $53,053, which was equal to 25% of the capital initially required by the Company, 53,054,000 shares of Series A Preferred Stock, which provides an 8% cumulative dividend, is non-redeemable and is convertible, at the holders’ option, into 21.25% of the issued and outstanding common stock of the Company (the “Preferred Stock”). AmTrust has pre-emptive rights with respect to any future issuances of securities by ACAC and its conversion rights are subject to customary anti-dilution protections. AmTrust also has the right to appoint two members of ACAC’s Board of Directors, which consists of six members. Subject to certain limitations, the Board of Directors of the Company may not take any action at a meeting without at least one of AmTrust appointees in attendance. AmTrust is entitled to receive dividend payments only when, as and if declared by the Company’s Board of Directors or a duly authorized committee of the Board of Directors. As of December 31, 2012 and 2011, undeclared cumulative dividends were $10,046 and $5,372, respectively. Upon liquidation of the Company, AmTrust is entitled to be paid any declared and unpaid dividends and the preferred stock’s purchase price.

National General Holdings Corp.

(f/k/a American Capital Acquisition Corporation)

Notes to Consolidated Financial Statements

(in thousands of dollars, except shares and per share data)

19. Benefit Plans

A significant number of the Company’s employees participate in a defined contribution plan. Employer contributions vary based on criteria specific to the plan. Contribution expense was $1,931, $2,122 and $1,100, respectively, for the years ended December 31, 2012 and 2011 and the period from March 1, 2010 (inception) to December 31, 2010, respectively.

20. Statutory Financial Data

Applicable insurance department regulations require the Company’s insurance subsidiaries to prepare statutory financial statements in accordance with statutory accounting practices prescribed or permitted by the Department of Insurance of the state of domicile. Statutory net income (loss) for the years ended December 31, 2012, 2011 and the period from March 1, 2010 (inception) to December 31, 2010 and statutory capital and surplus as per the annual financial statements of the Company’s insurance subsidiaries as of December 31 were as follows:

Year ended December 31, 2012

	Statutory Capital and Surplus	Required Statutory Capital and Surplus	Statutory Net Income (Loss)
Integon Indemnity Corporation	$34,686	$3,275	$26,313
National General Insurance Company	34,770	407	12,574
Integon Preferred Insurance Company	6,962	104	3,573
Integon National Insurance Company	139,706	51,216	(34,275)
MIC General Insurance Corporation	20,807	881	6,250
National General Assurance Company	19,672	123	4,864
Integon Casualty Insurance Company	9,143	110	4,790
New South Insurance Company	13,196	146	11,317
Integon General Insurance Corporation	22,747	386	15,816
GMAC Insurance Company Online, Inc.	10,027	48	3,049
National Health Insurance Company	9,103	56	(751)
GMACI Re Ltd.	30,758	6,312	(2,923)

National General Holdings Corp.

(f/k/a American Capital Acquisition Corporation)

Notes to Consolidated Financial Statements

(in thousands of dollars, except shares and per share data)

Year ended December 31, 2011

	Statutory Capital and Surplus	Required Statutory Capital and Surplus	Statutory Net Income (Loss)
Integon Indemnity Corporation	$55,965	$15,177	$5,684
National General Insurance Company	54,975	4,626	4,639
Integon Preferred Insurance Company	12,156	2,616	879
Integon National Insurance Company	74,514	21,711	9,135
MIC General Insurance Corporation	12,850	3,554	710
National General Assurance Company	23,274	3,344	2,222
Integon Casualty Insurance Company	12,229	2,604	1,086
New South Insurance Company	27,175	8,775	1,784
Integon General Insurance Corporation	38,761	9,732	5,224
GMAC Insurance Company Online, Inc.	9,309	2,298	582
Agent Alliance Insurance Company	2,924	995	(226)

Period from March 1, 2010 (inception) to December 31, 2010

	Statutory Capital and Surplus	Required Statutory Capital and Surplus	Statutory Net Income (Loss)
Integon Indemnity Corporation	$52,233	$10,049	$(8,637)
National General Insurance Company	51,065	3,924	3,185
Integon Preferred Insurance Company	11,739	1,638	(2,040)
Integon National Insurance Company	66,807	13,793	2,149
MIC General Insurance Corporation	12,409	5,073	(1,958)
National General Assurance Company	21,665	2,139	(2)
Integon Casualty Insurance Company	11,634	1,653	(2,518)
New South Insurance Company	26,492	4,205	(5,145)
Integon General Insurance Corporation	34,995	6,299	(8,195)
GMAC Insurance Company Online, Inc.	9,099	1,644	(2,152)

For the Company’s U.S. insurance subsidiaries, the required statutory capital and surplus amount is equal to 1.5 times of authorized control level of risk based capital as defined by NAIC or the minimum amount required to avoid regulatory oversight. For GMACI Reinsurance Company, the amount is equal to the minimum capital required by Bermuda Monetary authority.

21. Dividend Restrictions

The Company’s insurance subsidiaries are subject to statutory and regulatory restrictions, applicable to insurance companies, imposed by the states of domicile, which limit the amount of cash dividends or distributions that they may pay unless special permission is received from the state of domicile. This limit was approximately $32,413 and $30,089 as of December 31, 2012 and 2011, respectively. During the years ended December 31, 2012, 2011 and period from March 1, 2010 (inception) to December 31, 2010, there were $133,476, $-0- and $-0- dividends paid by the

National General Holdings Corp.

(f/k/a American Capital Acquisition Corporation)

Notes to Consolidated Financial Statements

(in thousands of dollars, except shares and per share data)

insurance subsidiaries to the parent company, respectively. The Company obtained permission from the states of domicile before the dividends were paid. Thereafter, the parent company paid $120,000 in the form of a capital contribution to its subsidiary, Integon National Insurance Company. During 2012, the insurance subsidiaries paid to the parent company a return of capital of $18,484.

22. Risk-Based Capital

Property and casualty insurance companies in the United States are subject to certain risk-based capital (“RBC”) requirements as specified by the National Association of Insurance Commissioners. Under such requirements, the amount of capital and surplus maintained by a property and casualty insurance company is to be determined on various risk factors. As of December 31, 2012 and 2011, the capital and surplus of the Company’s insurance subsidiaries exceeded the RBC requirements.

23. Share-Based Compensation

The Company currently has one equity incentive plan (“the Plan”). The Plan authorizes up to an aggregate of 2,892,540 shares of Company stock for awards of options to purchase shares of the Company’s common stock. The aggregate number of shares of common stock for which awards may be issued may not exceed 2,892,540 shares, subject to the authority of the Company’s Board of Directors to adjust this amount in the event of a consolidation, reorganization, stock dividend, stock split, recapitalization or similar transaction affecting the Company’s common stock. As of December 31, 2012, approximately 552,977 shares of Company common stock remained available for grants under the Plan.

The Company recognizes compensation expense under ASC 718-10-25 for its share-based payments based on the fair value of the awards. The Company grants stock options at exercise prices equal to the fair market value of the Company’s stock on the dates the options are granted. The options have a maximum term of ten years from the date of grant and vest primarily in equal annual installments over the five-year period following the date of grant for employee options. If a participant’s employment relationship ends, the participant’s vested awards will remain exercisable for the shorter of a period of 30 days or the period ending on the latest date on which such award could have been exercisable. The fair value of each option grant is separately estimated for each grant date. The fair value of each option is amortized into compensation expense on a straight-line basis between the grant date for the award and each vesting date. The Company has estimated the fair value of all stock option awards as of the date of the grant by applying the Black-Scholes-Merton multiple-option pricing valuation model. The application of this valuation model involves assumptions that are judgmental and highly sensitive in the determination of compensation expense.

National General Holdings Corp.

(f/k/a American Capital Acquisition Corporation)

Notes to Consolidated Financial Statements

(in thousands of dollars, except shares and per share data)

The fair value was estimated at the date of grant with the following weighted average assumptions for the years ended December 31, 2012 and 2011:

	2012	2011
Volatility	39.50%	39.50%
Risk-free interest rate	2.00	2.00
Weighted average expected life in years	6.50	6.50
Forfeiture rate	16.00	16.00
Dividend rate	0.00	0.00

Expected Price Volatility – This is a measure of the amount by which a price has fluctuated or is expected to fluctuate. It was not possible to use actual experience to estimate the expected volatility of the price of the common shares in estimating the value of the options granted because the Company’s common shares are not traded on a public exchange. As a substitute for such estimate, the Company used a set of comparable companies in the industry in which the Company operates.

Risk-Free Interest Rate – This is the U.S. Treasury rate for the week of the grant having a term equal to the expected life of the option. An increase in the risk-free interest rate will increase compensation expense.

Expected Lives – This is the period of time over which the options granted are expected to remain outstanding giving consideration to vesting schedules, historical exercise and forfeiture patterns. The Company uses the simplified method outlined in SEC Staff Accounting Bulletin No. 107 to estimate expected lives for options granted during the period as historical exercise data is not available and the options meet the requirements set out in the Bulletin. Options granted have a maximum term of ten years. An increase in the expected life will increase compensation expense.

Forfeiture Rate – This is the estimated percentage of options granted that are expected to be forfeited or cancelled before becoming fully vested. An increase in the forfeiture rate will decrease compensation expense.

Dividend Yield – This is calculated by dividing the expected annual dividend by the share price of the Company at the valuation date. An increase in the dividend yield will decrease compensation expense.

A summary of the Company’s stock option activity for the years ended December 31, 2012 and 2011 is shown below:

	2012		2011
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding, at beginning of year	2,554,082	$3.71	—	$—
Granted	1,711,928	7.02	4,090,003	3.71
Forfeited	(1,926,409)	4.03	(1,535,921)	3.67
Exercised	—	—	—	—

Outstanding, at end of year	2,339,601	$5.90	2,554,082	$3.71

National General Holdings Corp.

(f/k/a American Capital Acquisition Corporation)

Notes to Consolidated Financial Statements

(in thousands of dollars, except shares and per share data)

The weighted average grant date fair value of options granted was $2.55 and $1.58 per share option in 2012 and 2011, respectively. The Company had approximately $3,405 and $1,974 of unrecognized compensation cost related to unvested stock options as of December 31, 2012 and 2011, respectively. As of December 31, 2012, all option grants outstanding had an approximate weighted average remaining life of 5.5 years. As of December 31, 2012 and 2011, there were approximately 461,100 and 635,695 exercisable shares with a weighted-average exercise price of $5.90 and $3.67 per share option, respectively. Compensation expense for share-based compensation was ($117) and $779 during 2012 and 2011, respectively.

24. Earnings Per Share

On June 5, 2013, the Company converted its issued and outstanding 53,054 shares of 8% cumulative convertible Series A Preferred stock into 42,959 shares of common stock. On June 6, 2013, the Board of Directors approved and the Company implemented a 286.22 to 1 stock split of all issued and outstanding common stock on that date. As result of the stock split, 159,161 shares of common stocks owned by the Company’s principal shareholders and founders and 42,959 shares of common stocks converted on June 5, 2013 were converted into 57,850,000 common stocks. The effect of the stock split is given a retroactive effect in the financial statements for all periods presented in accordance with ASC 260-10-55-12. In addition, the Company adjusted Share-Based Compensation footnote 23, as well as, common stock and additional in-paid capital by $453 to reflect the effects of 286.22 to 1 stock split.

The following is a summary of the elements used in calculating basic and diluted earnings per common share:

	Year Ended December 31,		Period from March 1, 2010 (Inception) to December 31,
	2012	2011	2010
Net income attributable to NGHC common stockholders	$28,965	$39,772	$98,666

Weighted average number of common stock outstanding –basic	45,554,570	45,554,570	45,554,570
Potentially dilutive securities:
Share options	436,700	619,308	—
Convertible preferred stock	12,295,430	12,295,430	12,295,430

Weighted average number of common stock outstanding–diluted	58,286,700	58,469,308	57,850,000

Basic earnings per share attributable to NGHC common stockholders	$0.64	$0.87	$2.17
Diluted earnings per share attributable to NGHC common stockholders	$0.58	$0.75	$1.77

As of December 31, 2012 and 2011, 1,878,501 and 1,918,387 share options, respectively, were excluded from diluted earnings per common share as they were anti-dilutive.

25. Segment Information

The Company currently operates two business segments, Property and Casualty and Accident and Health. The “Corporate & Other” segment represents the activities of the holding company, as well as, income from the Company’s investment portfolio. The Company evaluates segment performance based on segment profit separately from the results of our investment portfolio. Other operating expenses allocated to the segments are called General and Administrative expenses which are allocated on an actual basis except salaries and benefits where management’s judgment is applied. In determining total assets by segment, the Company identifies those assets that are attributable to a particular segment such as deferred acquisition cost, reinsurance recoverable, goodwill, intangible assets and prepaid reinsurance while the remaining assets are allocated to Corporate & Other segment.

The following tables summarize the underwriting results of our operating segments:

Year ended December 31, 2012
	Property & Casualty	Accident & Health	Corporate and Other	Total
Gross premium written	$1,343,658	$8,266	$—	$1,351,924

Net premium written	624,453	8,041	—	632,494
Change in unearned premiums	(58,243)	1	—	(58,242)

Net earned premium	566,210	8,042	—	574,252

Ceding commission - primarily related party	188,916	—	—	188,916
Service and fee income	77,373	16,366	—	93,739
Underwriting expense:
Loss and loss adjustment expense	(379,608)	(15,058)	—	(394,666)
Acquisition and other underwriting expenses	(195,315)	(11,072)	—	(206,387)
General and administrative	(247,075)	(5,598)	—	(252,673)

	(821,998)	(31,728)	—	(853,726)

Underwriting income	10,500	(7,320)	—	3,181
Net investment income	—	—	30,550	30,550
Net realized gains		—	16,612	16,612
Bargain purchase gain	—	—	3,728	3,728
Equity in earnings (losses) of unconsolidated subsidiaries	—	—	(1,338)	(1,338)
Interest expense	—	—	(1,787)	(1,787)
Provision for income taxes	—	—	(17,307)	(17,307)

Net income (loss) attributable to NGHC	$10,501	$(7,320)	$30,458	$33,639

National General Holdings Corp.

(f/k/a American Capital Acquisition Corporation)

Notes to Consolidated Financial Statements

(in thousands of dollars, except shares and per share data)

Year ended December 31, 2011	Property & Casualty	Accident & Health	Corporate and Other	Total
Gross premium written	$1,178,891	$—	$—	$1,178,891

Net premium written	538,236	—	—	538,236
Change in unearned premiums	(40,026)	—	—	(40,026)

Net earned premium	498,210	—	—	498,210

Ceding commission - primarily related party	168,530	—	—	168,530
Service and fee income	66,116	—	—	66,116
Underwriting expense:
Loss and loss adjustment expense	(333,848)	—	—	(333,848)
Acquisition and other underwriting expenses	(163,337)	—	—	(163,337)
General and administrative	(218,152)	—	—	(218,152)

	(715,337)	—	—	(715,337)

Underwriting income	17,519	—	—	17,519
Net investment income	—	—	28,355	28,355
Net realized gains	—	—	4,775	4,775
Equity in earnings of unconsolidated subsidiaries	—	—	23,760	23,760
Interest expense	—	—	(1,994)	(1,994)
Provision for income taxes	—	—	(28,301)	(28,301)
Net income attributable to non-controlling interest	—	—	(14)	(14)

Net income attributable to NGHC	$17,519	$—	$26,581	$44,100

Period from March 1, 2010 (inception) to December 31, 2010	Property & Casualty	Accident & Health	Corporate and Other	Total
Gross premium written	$911,991	$—	$—	$911,991

Net premium written	888,078	—	—	888,078
Change in unearned premiums	(327,161)	—	—	(327,161)

Net earned premium	560,917	—	—	560,917

Ceding commission - primarily related party	92,359	—	—	92,359
Service and fee income	53,539	—	—	53,539
Underwriting expense:
Loss and loss adjustment expense	(391,633)	—	—	(391,633)
Acquisition and other underwriting expenses	(79,458)	—	—	(79,458)
General and administrative	(155,108)	—	—	(155,108)

	(626,199)	—	—	(626,199)

Underwriting income	80,616	—	—	80,616

Net investment income	—	—	25,391	25,391
Net realized gains	—	—	3,293	3,293
Bargain purchase gain	—	—	14,887	14,887
Equity in earnings of unconsolidated subsidiaries	—	—	3,876	3,876
Interest expense	—	—	(1,795)	(1,795)
Provision for income taxes	—	—	(24,065)	(24,065)

Net income attributable to NGHC	$80,616	$—	$21,587	$102,203

National General Holdings Corp.

(f/k/a American Capital Acquisition Corporation)

Notes to Consolidated Financial Statements

(in thousands of dollars, except shares and per share data)

The following table summarizes the financial position of the Company’s operating segments as of December 31, 2012 and 2011:

December 31, 2012

	Property and Casualty	Accident and Health	Corporate and Other	Total
Premiums and other receivables	$448,264	$7,615	$—	$455,879
Prepaid reinsurance premiums	54,495	—	—	54,495
Reinsurance recoverable on unpaid losses	991,837	—	—	991,837
Deferred commission and other acquisition expenses	60,234	—	—	60,234
Goodwill and intangible assets, net	96,059	20,365	—	116,424
Corporate and other assets	—	—	1,040,711	1,040,711

	$1,650,889	$26,370	$1,040,711	$2,719,580

December 31, 2011

	Property and Casualty	Accident and Health	Corporate and Other	Total
Premiums and other receivables, net	$387,558	$—	$—	$387,558
Prepaid reinsurance premiums	73,751	—	—	73,751
Reinsurance recoverable on unpaid losses	920,719	—	—	920,719
Deferred commission and other acquisition expenses	57,719	—	—	57,719
Goodwill and intangible assets, net	77,433	—	—	77,433
Corporate and other assets	—	—	1,007,711	1,007,711

	$1,517,180	$—	$1,007,711	$2,524,891

National General Holdings Corp.

(f/k/a American Capital Acquisition Corporation)

Notes to Consolidated Financial Statements

(in thousands of dollars, except shares and per share data)

The following table shows an analysis of the Company’s gross and net premiums written and net premiums earned by geographic location for the years ended December 31, 2012, 2011 and the period from March 1, 2010 (inception) to December 31, 2010.

			Period From March 1, 2010 (Inception) to December 31, 2010
	Year ended December 31,
	2012	2011
Gross premiums written – North America	$1,351,924	$1,178,891	$911,991
Gross premiums written – Other (predominantly Bermuda)	—	—	—
Net premiums written – North America	583,912	538,236	888,078
Net premiums written – Other (predominantly Bermuda)	48,582	—	—
Net premiums earned – North America	525,670	498,210	560,917
Net premiums earned – Other (predominantly Bermuda)	48,582	—	—

26. Condensed Quarterly Financial Data — Unaudited

The following tables summarize our quarterly financial data:

	2012 Quarters Ended
	Mar 31	Jun 30	Sep 30	Dec 31
Total revenues	$213,520	$236,902	$222,180	$235,195
Net income (loss)	9,508	13,142	9,487	1,502
Net income (loss) attributable to NGHC common shareholders	8,339	11,974	8,318	334
Comprehensive income (loss)—attributable to NGHC shareholders	21,916	6,756	22,028	4,456
Basic earnings (loss) per common share attributable to NGHC shareholders	$0.18	$0.26	$0.18	$0.02
Diluted earnings (loss) per common share attributable to NGHC shareholders	$0.16	$0.23	$0.16	$0.02

	2011 Quarters Ended
	Mar 31	Jun 30	Sep 30	Dec 31
Total revenues	$182,599	$194,569	$191,736	$197,082
Net income (loss)	17,002	12,853	11,480	2,779
Net income (loss) attributable to NGHC common shareholders	15,920	11,758	10,398	1,696
Comprehensive income (loss)—attributable to NGHC shareholders	20,084	20,581	11,371	(2,607)
Basic earnings (loss) per common share attributable to NGHC shareholders	$0.35	$0.26	$0.23	$0.03
Diluted earnings (loss) per common share attributable to NGHC shareholders	$0.29	$0.22	$0.20	$0.03

National General Holdings Corp.

(f/k/a American Capital Acquisition Corporation)

Notes to Consolidated Financial Statements

(in thousands of dollars, except shares and per share data)

27. Subsequent Events

On January 1, 2013, the Company entered into a quota share agreement with Wesco Insurance Company (“Wesco”) to assume 100% of the accidental and health business written before January 1, 2013. The Company will reinsure 100% of the existing obligations with respect to the Accident and Health Program, including a loss portfolio transfer of 100% of loss and LAE reserves and unearned premium as of the effective date in exchange for an amount equal to 100% of the loss and LAE reserves and unearned premium reserves related to the existing contracts and 100% of the business fronted by Wesco on behalf of the Company after the effective date less the fronted ceded commission of 5% of premiums written, plus the related fronting acquisition costs and fronting inuring reinsurance costs, both meaning the actual costs paid by Wesco to the third parties to cover those transactions. This agreement shall not be terminated by either party except by written notification by both parties on the date indicated in this agreement.

On February 20, 2013, the Company entered into a three-year, $90 million secured credit agreement (the “Credit Agreement”), among JPMorgan Chase Bank, N.A., as Administrative Agent, KeyBank National Association as Syndication Agent, and First Niagara Bank, N.A as Documentation Agent and Association Bank, National Association. The credit facility is a revolving credit facility with a letter of credit limit of $10 million. In connection with entering into the Credit Agreement, the Company terminated its existing $25 million credit agreement dated as of August 18, 2011 with JPMorgan Chase Bank, N.A. The maturity date of the new agreement is February 20, 2016.

On February 20, 2013, the Company entered into a promissory note with ACP Re Ltd., a related party, in the amount of $18,700. This is a result of the Company amending and restating its two outstanding promissory notes to ACP and consolidating these into one promissory note. The outstanding balance bears interest at an annual rate of 3% per annum. The principal sum and interest is due on January 1, 2017.

On February 28, 2013, the Company paid the final $30,000 payment to GMACI Holdings, Inc. associated with the acquisition of the Company.

On March 28, 2013, the Company entered into a Stock Purchase Agreement with ACP Re, Ltd to acquire 50% of the issued and outstanding shares of AMT Capital Holdings S.A., (“AMT S.A.”), a Luxembourg Societe Anonyme, for $12,136. AMT Capital’s primary purpose is to acquire certain life settlement contracts. AmTrust owns the remaining 50% of AMT S.A.

On April 15, 2013, the Company entered into a share purchase agreement to acquire European Accident Health & Care Insurance Company (“EHC”) for an initial purchase price of approximately $23,600. The transaction also includes a deferred purchase price arrangement whereby, once EBITDA (including EBITDA of a Company affiliate which underwrites products sold by EHC) which when combined with EHC’s equity at closing exceeds the initial purchase price, the Company shall pay the seller an amount corresponding to fifty percent of the EHC’s EBITDA (including EBITDA of a Company affiliate which underwrites products sold by EHC) for each of the fiscal years 2015, 2016, 2017 and 2018. The Company estimates the total purchase price including the deferred arrangement will be approximately $42,800 EHC is an LLC incorporated and registered under the laws of Sweden and primarily administers A&H business in that region.

The Company has performed subsequent events procedures through May 13, 2013, which was the date the consolidated financial statements were available for issuance and there were no other subsequent events requiring adjustments to or disclosures in the consolidated financial statements.

Report of Independent Registered Public Accounting Firm

Board of Directors

National General Holdings Corp.

New York, New York

We have reviewed the condensed consolidated balance sheet of National General Holdings Corp. (the “Company” or “NGHC”) as of June 30, 2013, and the related condensed consolidated statements of income and comprehensive (loss) income for the three-month and six-month periods ended June 30, 2013 and 2012, and changes in stockholders’ equity and cash flows for the six-month periods ended June 30, 2013 and 2012. These interim condensed consolidated financial statements are the responsibility of the Company’s management.

We conducted our reviews in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the condensed consolidated financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the condensed consolidated balance sheet of the Company as of December 31, 2012, and the related condensed consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for the year then ended (not presented herein); and in our report dated May 13, 2013, except for Notes 23 and 24, as to which the date was September 23, 2013, we expressed an unqualified opinion on those condensed consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2012 is fairly stated in all material respects in relation to the condensed consolidated balance sheet from which it has been derived.

/s/ BDO USA, LLP

New York, New York

September 23, 2013

National General Holdings Corp.

(f/k/a American Capital Acquisition Corporation)

Condensed Consolidated Balance Sheets

(in thousands of dollars, except shares and par value per share)

	June 30, 2013	December 31, 2012
	(unaudited)	(audited)
Assets
Investments:
Equity securities, available-for-sale, at fair value	$4,930	$4,972
Fixed maturities, available-for-sale, at fair value (amortized cost $850,370 and $743,406, respectively)	863,894	798,212
Short-term investments	16,755	74,129
Equity investments in unconsolidated subsidiaries	102,984	73,616
Other investments	1,233	999

Total Investments	989,796	951,928
Cash and cash equivalents	88,370	34,198
Accrued interest	9,158	9,018
Premiums and other receivables, net (includes $89,213 and $86,665 from related parties in 2013 and 2012, respectively)	484,073	455,879
Deferred acquisition costs	61,618	60,234
Reinsurance recoverable on unpaid losses (includes $202,255 and $199,876 from related parties in 2013 and 2012, respectively)	990,530	991,837
Prepaid reinsurance premiums	52,512	54,495
Due from affiliate	742	7,550
Premises and equipment, net	28,392	28,156
Intangible assets, net	94,239	100,577
Goodwill	55,905	15,847
Prepaid and other assets	13,011	9,861

	$2,868,346	$2,719,580

Liabilities and Stockholders’ Equity
Liabilities:
Unpaid loss and loss adjustment expense reserves	$1,281,411	$1,286,533
Unearned premiums	499,429	488,598
Unearned service contract and other revenue	7,400	4,172
Reinsurance payable (includes $123,527 and $114,980 to related parties in 2013 and 2012, respectively)	137,767	139,190
Accounts payable and accrued expenses	130,761	70,880
Securities sold under agreements to repurchase, at contract value	33,325	86,744
Securities sold, not yet purchased, at market value	—	56,700
Deferred tax liability	16,324	34,393
Income tax payable	3,817	7,947
Notes payable	80,730	70,114
Other liabilities	54,583	60,334

Total Liabilities	2,245,547	2,305,605

Commitments and Contingencies (Note 16)
Stockholders’ Equity:
Common stock, $0.01 par value—authorized 150,000,000 shares, issued and outstanding 79,700,000 shares—2013; authorized 150,000,000 shares, issued and outstanding 45,554,570 shares—2012	797	455
Preferred stock, $0.01 par value—authorized 10,000,000 shares, issued and outstanding 0 shares—2013; par value $1,000 authorized 71,000 shares, issued and outstanding 53,054 shares—2012	—	53,054
Additional paid-in-capital	435,908	158,015
Retained earnings	178,037	169,972
Accumulated other comprehensive income	8,008	32,474

Total National General Holdings Corp. Stockholders’ Equity	622,750	413,970
Non-controlling interest	49	5

Total Stockholders’ Equity	622,799	413,975

	$2,868,346	$2,719,580

See accompanying notes to condensed consolidated financial statements.

National General Holdings Corp.

(f/k/a American Capital Acquisition Corporation)

Condensed Consolidated Statements of Income

(in thousands of dollars, except shares and earnings per share)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
Revenues:
Premiums income:
Net premiums written	$147,004	$146,375	$319,520	$332,170
Change in unearned premiums	7,546	(5,392)	(12,814)	(54,653)

Net Earned Premium	154,550	140,983	306,706	277,517
Ceding commission income (primarily related parties)	51,024	46,985	101,468	92,312
Service and fee income	30,038	27,030	57,299	49,727
Net investment income	7,181	7,077	13,654	15,876
Net realized gain (loss) on investments	(751)	11,488	947	11,651
Other revenue	—	3,053	16	3,053

Total Revenues	242,042	236,616	480,090	450,136

Expenses:
Loss and loss adjustment expenses	96,400	102,731	197,223	192,164
Acquisition and other underwriting costs	54,824	49,665	109,202	103,711
General and administrative	72,388	63,814	142,594	119,284
Interest expense	574	445	917	915

Total Expenses	224,186	216,655	449,936	416,074

Income Before Provision for Income Taxes and Equity in Earnings (Loss) of Unconsolidated Subsidiaries	17,856	19,961	30,154	34,062
Provision for Income Taxes	5,747	7,209	9,519	12,191

Income Before Equity in Earnings (Loss) of Unconsolidated Subsidiaries	12,109	12,752	20,635	21,871
Equity in Earnings (Loss) of Unconsolidated Subsidiaries	486	390	(324)	779

Net Income	12,595	13,142	20,311	22,650
Net Income Attributable to Non-controlling Interest	—	—	44	—

Net Income Attributable to National General Holdings Corp. (“NGHC”)	12,595	13,142	20,267	22,650
Dividends on Preferred Stock	(896)	(1,169)	(2,158)	(2,338)

Net Income Attributable to NGHC Common Stockholders	$11,699	$11,973	$18,109	$20,312

Basic Earnings Per Share Attributable to NGHC Common Stockholders	$.22	$.26	$.36	$.45
Diluted Earnings Per Share Attributable to NGHC Common Stockholders	.19	.23	.33	.39
Weighted Average Number of Basic Common Stock Outstanding	54,935,182	45,554,570	50,270,789	45,554,570
Weighted Average Number of Diluted Common Stock Outstanding	64,600,233	58,082,351	61,603,366	58,082,351

See accompanying notes to condensed consolidated financial statements.

National General Holdings Corp.

(f/k/a American Capital Acquisition Corporation)

Condensed Consolidated Statements of Comprehensive (Loss) Income

(in thousands of dollars)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
Net Income	$12,595	$13,142	$20,311	$22,650

Other Comprehensive (Loss) Income, Net of Tax:
Net unrealized holding loss on securities	(23,141)	(13,762)	(24,252)	(1,433)
Net reclassification adjustment for securities sold during the period	(1,496)	7,376	(214)	7,455

Other Comprehensive (Loss) Income, Net of Tax	(24,657)	(6,386)	(24,466)	6,022

Comprehensive (Loss) Income	(12,042)	6,756	(4,155)	28,672
Comprehensive Income Attributable to Non-controlling Interest	—	—	—	—

Comprehensive (Loss) Income Attributable to NGHC	$(12,042)	$6,756	$(4,155)	$28,672

See accompanying notes to condensed consolidated financial statements.

National General Holdings Corp.

(f/k/a American Capital Acquisition Corporation)

Condensed Consolidated Statements of Changes in Stockholders’ Equity

(in thousands of dollars)

(Unaudited)

Six months ended June 30, 2013

	Common Stock	Preferred Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Non-controlling Interest in Subsidiary	Total
Beginning Balance	$455	$53,054	$158,015	$169,972	$32,474	$5	$413,975
Net income	—	—	—	20,267	—	44	20,311
Change in unrealized loss on investments, net of tax	—	—	—	—	(24,466)	—	(24,466)
Preferred stock dividends	—	—	—	(12,202)	—	—	(12,202)
Conversion of preferred stock	123	(53,054)	52,931	—	—	—	—
Issuance of common stock	219	—	213,058	—	—	—	213,277
Capital contributions	—	—	10,275	—	—	—	10,275
Stock option compensation	—	—	1,629	—	—	—	1,629

Ending Balance	$797	$—	$435,908	$178,037	$8,008	$49	$622,799

Six months ended June 30, 2012

	Common Stock	Preferred Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Non-controlling Interest in Subsidiary	Total
Beginning Balance	$455	$53,054	$159,485	$136,333	$10,957	$1,312	$361,596
Net income	—	—	—	22,650	—	—	22,650
Change in unrealized gains on investments, net of tax	—	—	—	—	6,022	—	6,022
Purchase of non-controlling interest	—	—	—	—	—	(1,273)	(1,273)
Stock option compensation	—	—	221	—	—	—	221

Ending Balance	$455	$53,054	$159,706	$158,983	$16,979	$39	$389,216

See accompanying notes to condensed consolidated financial statements.

National General Holdings Corp.

(f/k/a American Capital Acquisition Corporation)

Condensed Consolidated Statements of Cash Flows

(in thousands of dollars)

(Unaudited)

Six months ended June 30,

	2013	2012
Cash Flows From Operating Activities:
Net income	$20,311	$22,650
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	10,835	8,782
Net amortization of premium on investments	2,050	3,189
Stock compensation expense	1,629	221
Equity in (earnings) loss of unconsolidated subsidiaries	324	(779)
Net realized gain on investments	(947)	(11,651)
Net realized loss on premise and equipment disposals	91	—
Bad debt expense	8,427	10,509
Changes in assets and liabilities:
Accrued interest	(140)	(802)
Premiums and other receivables	(18,200)	(64,143)
Deferred acquisition costs, net	(1,384)	(4,787)
Reinsurance recoverable on unpaid losses	1,307	(25,563)
Prepaid reinsurance premiums	1,983	8,855
Prepaid and other assets	(3,004)	(306)
Unpaid loss and loss adjustment expense reserves	(5,122)	19,875
Unearned premiums	10,831	45,799
Unearned service contract and other revenue	3,228	696
Reinsurance payable	(1,423)	12,768
Accounts payable	29,973	(86)
Income tax payable	(4,130)	9,456
Deferred tax liability	(5,236)	(10,734)
Other liabilities	(5,751)	(7,123)

Net Cash Provided By Operating Activities	45,652	16,826

Cash Flows From Investing Activities:
Investment in unconsolidated subsidiaries, net	(19,651)	(3,538)
Acquisition of consolidated subsidiaries, net of cash obtained	(22,766)	(8,329)
Purchases of short-term investments	(38,795)	(201,155)
Purchases of premises and equipment	(3,489)	(14,245)
Purchases of fixed maturities	(331,893)	(190,335)
Proceeds from sale of short-term investments, net	96,169	224,451
Proceeds from sale of fixed maturities	227,373	178,929

Net Cash Used In Investing Activities	(93,052)	(14,222)

Cash Flows From Financing Activities:
Securities sold under agreements to repurchase, net	(53,419)	26,685
Securities sold, not yet purchased, net	(56,700)	1,090
Dividends paid to preferred shareholders	(12,202)	—
Issuance of common stock	213,277	—
Notes payable repayments	(58,084)	(30,000)
Proceeds from notes payable	68,700	8,493

Net Cash Provided By Financing Activities	101,572	6,268

Net Increase in Cash and Cash Equivalents	54,172	8,872
Cash and Cash Equivalents, Beginning of Period	34,198	11,695

Cash and Cash Equivalents, End of Period	$88,370	$20,567

Supplemental Disclosures of Cash Flow Information:
Cash paid for income taxes	$15,500	$13,400
Cash paid for interest	966	1,368
Noncash capital contribution	10,275	—

See accompanying notes to condensed consolidated financial statements.

National General Holdings Corp.

(f/k/a American Capital Acquisition Corporation)

Notes to Condensed Consolidated Financial Statements

(in thousands of dollars, except shares and price per share)

(Unaudited)

1. Basis of Reporting

The accompanying unaudited condensed consolidated financial statements include the accounts of National General Holdings Corp. (f/k/a American Capital Acquisition Corporation) and its subsidiaries (the “Company” or “NGHC”) and have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP” or “U.S. GAAP”) for interim financial statements and with the instructions to Article 10 of Regulation S-X as promulgated by the U.S. Securities and Exchange Commission (“SEC”). Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. All significant inter-company transactions and accounts have been eliminated in the condensed consolidated financial statements.

These interim condensed consolidated financial statements reflect all adjustments that are, in the opinion of management, necessary for a fair presentation of the results for the interim period and all such adjustments are of a normal recurring nature. The results of operations for the interim period are not necessarily indicative, if annualized, of those to be expected for the full year. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the condensed consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

2. Recently Adopted Accounting Standards Update

In June 2013, the Financial Accounting Standards Board (“FASB”) issued Exposure Draft Insurance Contracts Topic 834. The exposure draft would impact all entities that write insurance contracts. If adopted, the guidance would supersede the requirements in Accounting Standards Codification (“ASC”) 944, “Financial Services – Insurance,” which currently applies to insurance entities. The guidance in the exposure draft would require a property and casualty insurer to measure its insurance contracts under the premium allocation approach, which would require an entity to record revenue over the coverage period on the basis of the expected timing of incurred claims. Comments on the exposure draft are due on October 25, 2013. If adopted, entities would be required to adopt this standard retrospectively. The Company is currently studying this exposure draft and the impact on the Company’s results of operations, financial position or liquidity.

In March 2013, the FASB issued Accounting Standards Update (“ASU”) 2013-05, “Parent’s Accounting for the Cumulative Translation Adjustment Upon Derecognition of Certain Subsidiaries or Groups of Assets Within a Foreign Entity or of an Investment in a Foreign Entity,” to standardize the release of the cumulative translation adjustment into net income when a parent either sells a part or all of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary. ASU 2013-05 will be applied prospectively and is effective for annual reporting periods beginning after December 15, 2013, and interim periods within those years. The standard is not expected to have a material impact on the Company’s results of operations, financial position or liquidity.

In February 2013, the FASB issued ASU 2013-02, “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income,” to improve the reporting of reclassifications out of accumulated other comprehensive income. The guidance requires an entity to present, either on the face of the statement of income or in the notes, separately for each component of comprehensive income, the current period reclassifications out of accumulated other comprehensive income by the respective line items of net income affected by the reclassification The updated guidance is effective prospectively for interim and annual periods beginning after December 15, 2012. Early adoption is permitted. The updated guidance did not have any effect on the Company’s results of operations, financial position or liquidity.

National General Holdings Corp.

(f/k/a American Capital Acquisition Corporation)

Notes to Condensed Consolidated Financial Statements

(in thousands of dollars, except shares and price per share)

(Unaudited)

In January 2013, the FASB issued ASU 2013-01, “Clarifying the Scope of Disclosure about Offsetting Assets and Liabilities.” ASU 2013-01 relates to derivatives, repurchase agreements and reverse repurchase agreements, and secured borrowings and lending transactions that are either offset or subject to a master netting arrangement. The amendment provides a user of financial statements with comparable information as it relates to certain reconciling differences between financial statements prepared in accordance with U.S. GAAP and those financial statements prepared in accordance with International Financial Reporting Standards (“IFRSs”). The Company adopted ASU 2013-01 on January 1, 2013 and the implementation of the standard did not have a material impact on the Company’s results of operations, financial position or liquidity.

In October 2012, the FASB issued ASU 2012-04, “Technical Corrections and Improvements.” The amendments in this ASU represent changes to clarify the Codification, correct unintended application of guidance, or make minor improvements to the Codification that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities. Additionally, the amendments will make the Codification easier to understand and the fair value measurement guidance easier to apply by eliminating inconsistencies and providing needed clarifications. Transition guidance is provided for amendments the FASB believes could change practice. The amendments in this ASU that will not have transition guidance will be effective upon issuance for both public and nonpublic entities. For public entities, the amendments that are subject to the transition guidance will be effective for fiscal periods beginning after December 15, 2012. The adoption of this guidance did not have any effect on the Company’s results of operations, financial position or liquidity.

In July 2012, the FASB issued ASU 2012-02, “Intangibles - Goodwill and Other (Topic 350) Testing Indefinite Lived Intangible Assets for Impairment.” This updated guidance regarding the impairment test applicable to indefinite-lived intangible assets is similar to the impairment guidance applicable to goodwill. Under the updated guidance, an entity may assess qualitative factors (such as changes in management, strategy, technology or customers) that may impact the fair value of the indefinite-lived intangible asset and lead to the determination that it is more likely than not that the fair value of the asset is less than its carrying value. If an entity determines that it is more likely than not that the fair value of the intangible asset is less than its carrying value, an impairment test must be performed. The impairment test requires an entity to calculate the estimated fair value of the indefinite-lived intangible asset. If the carrying value of the indefinite-lived intangible asset exceeds its estimated fair value, an impairment loss is recognized in an amount equal to the excess. The updated guidance is effective for the period ending June 30, 2013 with early adoption permitted. The adoption of this guidance did not have any effect on the Company’s results of operations, financial position or liquidity.

In December 2011, the FASB issued ASU 2011-11 requiring additional disclosures about financial instruments and derivative instruments that are either: (1) offset for balance sheet presentation purposes or (2) subject to an enforceable master netting arrangement or similar arrangement, regardless of whether they are offset for balance sheet presentation purposes. In January 2013, the FASB issued ASU 2013-01 to address implementation issues about the scope of ASU 2011-11. This new guidance clarifies that the scope of the offsetting disclosures required applies to derivatives accounted for in accordance with ASC 815, “Derivatives and Hedging,” including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities lending transactions. The guidance is effective on January 1, 2013, with retrospective presentation of the new disclosures required. As this new guidance is disclosure-related only and does not amend the existing balance sheet offsetting guidance, the adoption of this guidance did not have an impact on the Company’s results of operations, financial condition or liquidity.

National General Holdings Corp.

(f/k/a American Capital Acquisition Corporation)

Notes to Condensed Consolidated Financial Statements

(in thousands of dollars, except shares and price per share)

(Unaudited)

3. Investments

(a) Available-For-Sale Securities

The cost and amortized cost, at fair value, and gross unrealized gains and losses on available-for-sale securities were as follows:

June 30, 2013

	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Preferred stock	$5,000	$3	$(73)	$4,930
Fixed maturities:
U.S. Treasury and Federal agencies	32,894	1,992	(2,651)	32,235
States and political subdivisions	94,191	3,484	(3,915)	93,760
Residential mortgage-backed securities	252,924	9,819	(7,162)	255,581
Corporate bonds	458,769	27,667	(16,935)	469,501
Commercial mortgage-backed securities	12,752	65	—	12,817

Total	$856,530	$43,030	$(30,736)	$868,824

December 31, 2012

	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Preferred stock	$5,000	$—	$(28)	$4,972
Fixed maturities:
U.S. Treasury and Federal agencies	22,976	10,139	(1)	33,114
States and political subdivisions	85,259	1,870	(352)	86,777
Residential mortgage-backed securities	158,031	7,062	(1,048)	164,045
Corporate bonds	465,742	38,011	(949)	502,804
Commercial mortgage-backed securities	11,398	74	—	11,472

Total	$748,406	$57,156	$(2,378)	$803,184

The amortized cost and fair value of available-for-sale debt securities held as of June 30, 2013, by contractual maturity, are shown in the table below. Actual maturities may differ from contractual maturities because some borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

National General Holdings Corp.

(f/k/a American Capital Acquisition Corporation)

Notes to Condensed Consolidated Financial Statements

(in thousands of dollars, except shares and price per share)

(Unaudited)

June 30, 2013

	Cost or Amortized Cost	Fair Value
Due in one year or less	$16,924	$14,969
Due after one year through five years	73,092	76,233
Due after five years through ten years	412,669	421,733
Due after ten years	83,169	82,561
Mortgage-backed securities	265,676	268,398

Total	$851,530	$863,894

(b) Investment Income

The components of net investment income for the three and six months ended June 30, 2013 and 2012 consisted of the following:

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
Interest:
Cash and short-term investments	$3	$(2)	$5	$9
Fixed maturities	9,437	9,465	18,121	19,656
Reverse repurchase agreements	5	6	61	11

Investment income	9,445	9,469	18,187	19,676
Investment expense	(2,169)	(2,287)	(4,334)	(3,624)
Repurchase agreements	(95)	(105)	(199)	(176)

Net investment income	$7,181	$7,077	$13,654	$15,876

(c) Realized Gains and Losses

Proceeds from sales of fixed maturity securities during the six months ended June 30, 2013 and 2012 were $331,892 and $190,432, respectively. The tables below indicate the gross realized gains and losses for the three and six months ended June 30, 2013 and 2012.

Three months ended June 30, 2013

	Gross Gains	Gross Losses	Total
Fixed maturity securities	$4,662	$(5,413)	$(751)

Three months ended June 30, 2012

	Gross Gains	Gross Losses	Total
Fixed maturity securities	$13,120	$(1,632)	$11,488

Six months ended June 30, 2013

	Gross Gains	Gross Losses	Total
Fixed maturity securities	$6,386	$(5,439)	$947

National General Holdings Corp.

(f/k/a American Capital Acquisition Corporation)

Notes to Condensed Consolidated Financial Statements

(in thousands of dollars, except shares and price per share)

(Unaudited)

Six months ended June 30, 2012

	Gross Gains	Gross Losses	Total
Fixed maturity securities	$13,283	$(1,632)	$11,651

(d) Unrealized Gains and Losses

Unrealized gains and (losses) on fixed maturity securities, equity securities and securities sold but not yet purchased consisted of the following:

June 30, 2013

Net unrealized loss on preferred stock	$(70)
Net unrealized gain on fixed maturity securities	12,294
Net unrealized loss on other investments	(31)
Deferred income tax expense	(4,185)

Net unrealized gain, net of deferred income tax expense	$8,008

Change in net unrealized gains, net of deferred income tax expense	$(24,466)

December 31, 2012

Net unrealized loss on preferred stock	$(28)
Net unrealized gain on fixed maturity securities	54,806
Net unrealized loss on short sales	(4,732)
Deferred income tax expense	(17,572)

Net unrealized gain, net of deferred income tax expense	$32,474

(e) Gross Unrealized Losses

The tables below summarize the gross unrealized losses of fixed maturity and equity securities by length of time the security has continuously been in an unrealized loss position as of June 30, 2013 and December 31, 2012:

June 30, 2013

	Less Than 12 Months			12 Months or More			Total
	Fair Market Value	Unrealized Losses	No. of Positions Held	Fair Market Value	Unrealized Losses	No. of Positions Held	Fair Market Value	Unrealized Losses
Preferred stock	$4,930	$(73)	1	$—	$—	—	$4,930	$(73)
U.S. Treasury and Federal agencies	10,927	(2,651)	1	—	—	—	10,927	(2,651)
States and political subdivision	55,671	(3,472)	22	3,259	(443)	3	58,930	(3,915)
Residential mortgage-backed	179,436	(5,556)	8	15,682	(1,606)	4	195,118	(7,162)
Corporate bonds	287,753	(16,918)	81	616	(17)	1	288,369	(16,935)

	$538,717	$(28,670)	113	$19,557	$(2,066)	8	$558,274	$(30,736)

National General Holdings Corp.

(f/k/a American Capital Acquisition Corporation)

Notes to Condensed Consolidated Financial Statements

(in thousands of dollars, except shares and price per share)

(Unaudited)

December 31, 2012

	Less Than 12 Months			12 Months or More			Total
	Fair Market Value	Unrealized Losses	No. of Positions Held	Fair Market Value	Unrealized Losses	No. of Positions Held	Fair Market Value	Unrealized Losses
Preferred stock	$4,972	$(28)	1	$—	$—	—	$4,972	$(28)
U.S. Treasury and Federal agency	574	(1)	1	—	—	—	574	(1)
States and political subdivision	28,948	(300)	13	594	(52)	1	29,542	(352)
Residential mortgage-backed	25,143	(456)	5	18,826	(592)	4	43,969	(1,048)
Corporate bonds	89,886	(853)	40	4,513	(96)	4	94,399	(949)

	$149,523	$(1,638)	60	$23,933	$(740)	9	$173,456	$(2,378)

There were 121 and 69 positions at June 30, 2013 and December 31, 2012, respectively, that account for the gross unrealized loss, none of which are deemed by the Company to be other than temporarily impaired (“OTTI”). Significant factors influencing the Company’s determination that none of the securities are OTTI included the magnitude of unrealized losses in relation to cost, the nature of the investment and management’s intent not to sell these securities and it being more likely than not that the Company will not be required to sell these investments before anticipated recovery of fair value to the Company’s cost basis.

(f) Other Than Temporarily Impaired

The Company reviews its investment portfolio for impairment on a quarterly basis. Impairment of investments results in a charge to operations when a fair value decline below cost is deemed to be other than temporary. As of June 30, 2013, the Company reviewed its portfolio to evaluate the necessity of recording impairment losses for other than temporary declines in the fair value of investments. During the three and six months ended June 30, 2013 and 2012, the Company recognized no OTTI. Based on the Company’s qualitative and quantitative OTTI review of each asset class within its fixed maturity portfolio, the remaining unrealized losses on fixed maturities at June 30, 2013 were primarily due to widening of credit spreads relating to the market illiquidity, rather than credit events. Because the Company does not intend to sell these securities and it is not more likely than not that it will be required to sell these securities until a recovery of fair value to amortized cost, the Company currently believes it is probable that it will collect all amounts due according to its respective contractual terms. Therefore, the Company does not consider these fixed maturities to be OTTI at June 30, 2013.

(g) Restricted Cash and Investments

The Company, in order to conduct business in certain states, is required to maintain letters of credit or assets on deposit to support state mandated regulatory requirements and certain third- party agreements. These assets are primarily in the form of cash and certain high grade securities. The fair values of the Company’s restricted assets as of June 30, 2013 and December 31, 2012 are as follows:

	June 30, 2013	December 31, 2012
Restricted cash	$7,512	$8,509
Restricted investments – fixed maturities at fair value	34,457	34,081

Total restricted cash and investments	$41,969	$42,590

National General Holdings Corp.

(f/k/a American Capital Acquisition Corporation)

Notes to Condensed Consolidated Financial Statements

(in thousands of dollars, except shares and price per share)

(Unaudited)

(h) Other

Securities sold, not yet purchased represent obligations of the Company to deliver the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices. The Company’s liability for a security to be delivered is measured at fair value and, as of June 30, 2013 and December 31, 2012, was $-0- and $56,700, respectively, for a U.S. Treasury security. The transactions represent off-balance sheet risk, as the Company’s ultimate cost to satisfy the delivery of this security sold, but not yet purchased may exceed the amount reflected. Subject to certain limitations, all securities owned, to the extent required to cover the Company’s obligations to sell or re-pledge the security to others, are pledged to the clearing broker.

The Company enters into reverse repurchase and repurchase agreements, which are accounted for as either collateralized lending or borrowing transactions and are recorded at contract amounts which approximate fair value. For the collateralized borrowing transactions (i.e., repurchase agreements), the Company receives cash or securities that it invests or holds in short-term or fixed income securities. As of June 30, 2013, the Company had collateralized borrowing transaction principal outstanding of $33,325 at interest rates between 0.42% and 0.53%. As of December 31, 2012, the Company had collateralized borrowing transaction principal outstanding of $86,744 at interest rates between .42% and .50%. Interest expense associated with the repurchase borrowing agreements for the three and six months ended June 30, 2013 was $95 and $199, respectively (June 30, 2012 - $105 and $176, respectively). The Company has approximately $39,410 and $95,354 of collateral pledged in support for these agreements as of June 30, 2013 and December 31, 2012, respectively. As of June 30, 2013 and December 31, 2012, the Company had collateralized lending transaction principal of $-0- and $57,000 at an interest rate of 0% and .03%, respectively, which is reflected as short-term investments in the condensed consolidated balance sheets. Interest income associated with the lending agreements for the three and six months ended June 30, 2013 was $4 and $60, respectively. The Company has approximately $-0- and $56,700 fair market value of collateral held in support of this agreement as of June 30, 2013 and December 31, 2012.

4. Fair Value of Financial Instruments

ASC 820, “Fair Value Measurement,” provides a definition of fair value, establishes a framework for measuring fair value, and requires expanded disclosures about fair value measurements. The standard applies when GAAP requires or allows assets or liabilities to be measured at fair value; therefore, it does not expand the use of fair value in any new circumstance.

The Company utilized a pricing service to estimate fair value measurements for approximately 100% of its fixed maturities. For investments that have quoted market prices in active markets, the Company uses the quoted market prices as fair value and includes these prices in the amounts disclosed in Level 1 of the fair value hierarchy. The Company receives the quoted market prices from nationally recognized third-party pricing services (“pricing service”). When quoted market prices are unavailable, the Company utilizes a pricing service to determine an estimate of fair value. This pricing method is used, primarily, for fixed maturities. The fair value estimates provided by the pricing service are included in Level 2 of the fair value hierarchy. If the Company determines that the fair value estimate provided by the pricing service does not represent fair value or if quoted

National General Holdings Corp.

(f/k/a American Capital Acquisition Corporation)

Notes to Condensed Consolidated Financial Statements

(in thousands of dollars, except shares and price per share)

(Unaudited)

market prices and an estimate from pricing services are unavailable, the Company produces an estimate of fair value based on dealer quotations of the bid price for recent activity in positions with the same or similar characteristics to that being valued or through consensus pricing of a pricing service. Depending on the level of observable inputs, the Company will then determine if the estimate is in Level 2 or Level 3 of the fair value hierarchy.

The following describes the valuation techniques used by the Company to determine the fair value of financial instruments held as of June 30, 2013.

Equity securities - For public common and preferred stocks, the Company receives prices from a nationally recognized pricing service that are based on observable market transactions and includes these estimates in the amount disclosed in Level 1. When current market quotes in active markets are unavailable for certain non-redeemable preferred stocks held by the Company, the Company receives an estimate of fair value from the pricing service that provides fair value estimates for the Company’s fixed maturities. The service utilizes some of the same methodologies to price the non-redeemable preferred stocks as it does for the fixed maturities. The Company includes the estimate in the amount disclosed in Level 2.

U.S. Treasury and Federal Agencies - Comprised primarily of bonds issued by the U.S. Treasury, the Federal Home Loan Bank, the Federal Home Loan Mortgage Corporation, Government National Mortgage Association and the Federal National Mortgage Association. The fair values of U.S. government securities are based on quoted market prices in active markets, and are included in the Level 1 fair value hierarchy. The Company believes the market for U.S. Treasury securities is an actively traded market given the high level of daily trading volume. The fair values of U.S. government agency securities are priced using the spread above the risk-free yield curve. As the yields for the risk-free yield curve and the spreads for these securities are observable market inputs, the fair values of U.S. government agency securities are included in the Level 2 of the fair value hierarchy.

State and Political Subdivision Bonds - Comprised of bonds and auction rate securities issued by U.S. state and municipality entities or agencies. The fair values of municipal bonds are generally priced by pricing services. The pricing services typically use spreads obtained from broker-dealers, trade prices and the new issue market. As the significant inputs used to price the municipal bonds are observable market inputs, these are classified within Level 2. Municipal auction rate securities are reported in the condensed consolidated balance sheets, at cost which approximates their fair value.

Corporate Bonds - Comprised of bonds issued by corporations and are generally priced by pricing services. The fair values of corporate bonds that are short-term are priced, by the pricing services, using the spread above the London Interbank Offering Rate (“LIBOR”) yield curve and the fair value of corporate bonds that are long term are priced using the spread above the risk-free yield curve. The spreads are sourced from broker/dealers, trade prices and the new issue market. Where pricing is unavailable from pricing services, the Company obtains non-binding quotes from broker/dealers. As the significant inputs used to price corporate bonds are observable market inputs, the fair values of corporate bonds are included in Level 2 of the fair value hierarchy.

Mortgage-backed Securities - These securities consist of commercial and residential mortgage-backed securities and are priced by independent pricing services and brokers. The pricing service provider applies dealer quotes and other available trade information, prepayment speeds, yield curves and credit spreads to the valuation. As the significant inputs used to price are observable market inputs, the fair value of these securities are included in Level 2 of the fair value hierarchy.

National General Holdings Corp.

(f/k/a American Capital Acquisition Corporation)

Notes to Condensed Consolidated Financial Statements

(in thousands of dollars, except shares and price per share)

(Unaudited)

In accordance with ASC 820, assets and liabilities measured at fair value on a recurring basis are as follows:

June 30, 2013

	Recurring Fair Value Measures
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Assets
Preferred stock	$—	$4,930	$—	$4,930
Fixed maturities:
U.S. Treasury and Federal agency	32,235	—	—	32,235
State and political subdivision	—	93,760	—	93,760
Residential mortgage-backed	—	255,581	—	255,581
Corporate bonds	—	469,501	—	469,501
Commercial mortgage-backed	—	12,817	—	12,817
Short-term investments	16,755	—	—	16,755

Total assets	$48,990	$836,589	$—	$885,579

Liabilities
Securities sold under agreements to repurchase	$—	$33,325	$—	$33,325

National General Holdings Corp.

(f/k/a American Capital Acquisition Corporation)

Notes to Condensed Consolidated Financial Statements

(in thousands of dollars, except shares and price per share)

(Unaudited)

December 31, 2012

	Recurring Fair Value Measures
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Assets
Preferred stock	$—	$4,972	$—	$4,972
Fixed maturities:
U.S. Treasury and Federal agency	33,114	—	—	33,114
State and political subdivision	—	86,777	—	86,777
Residential mortgage-backed	—	164,045	—	164,045
Corporate	—	502,804	—	502,804
Commercial mortgage-backed	—	11,472	—	11,472
Short-term investments	17,129	57,000	—	74,129

Total assets	$50,243	$827,070	$—	$877,313

Liabilities
Securities sold under agreements to repurchase	$—	$86,744	$—	$86,744
U.S. treasuries sold, but not yet purchased at market	56,700	—	—	56,700

Total liabilities	$56,700	$86,744	$—	$143,444

The Company had no Level 3 investments and, as such, there were no transfers between levels during the three and six months ended June 30, 2013 and 2012.

5. Equity Investments in Unconsolidated Subsidiaries

In July 2010, the Company and AmTrust Financial Services, Inc. (“AmTrust”) formed Tiger Capital LLC (“Tiger”) for the purposes of acquiring certain life settlement contracts whereby each company initially contributed approximately $11,000 for the respective fifty percent ownership interests in Tiger. In 2011, the Company, through its wholly-owned subsidiary, American Capital Acquisition Investments, Inc. (“ACAI”), formed AMT Capital Alpha, LLC (“AMT”) with AmTrust for the purposes of acquiring additional life settlement contracts.

On March 28, 2013, the Company entered into a Stock Purchase Agreement with ACP Re, Ltd. to acquire 50% of the issued and outstanding shares of AMT Capital Holdings S.A. (“AMT S.A.”), a Luxembourg Societe Anonyme, for a cash contribution in the amount of $12,136. ACP Re Ltd. and the Company are majority owned and controlled by a common parent and the transaction is accounted for as between entities under common control. AMT S.A.’s primary purpose is to acquire certain life settlement contracts. AmTrust owns the remaining 50% of AMT S.A. The Company accounts for AMT S.A. using the equity method of accounting. The Company’s 50% equity interest in AMT S.A. at the acquisition date was approximately $22,411. The difference between the equity interest and consideration paid was recorded as additional paid-in capital of $10,275.

A life settlement contract is a contract between the policy owner of a life insurance policy and a third-party investor who obtains the ownership and beneficiary rights of the underlying life insurance policy. The Company, along with AmTrust, is obligated to pay premiums on these life insurance policies as they come due. A third party serves as the administrator of the life settlement contract portfolio, for which it receives an annual fee. Under the terms of the agreement, the third-party administrator is also eligible to receive a percentage of profits after certain time and performance thresholds have been met.

National General Holdings Corp.

(f/k/a American Capital Acquisition Corporation)

Notes to Condensed Consolidated Financial Statements

(in thousands of dollars, except shares and price per share)

(Unaudited)

Tiger, AMT and AMT S.A. are considered to be variable interest entities (“VIE”), for which the Company is not a primary beneficiary. In determining whether it is the primary beneficiary of a VIE, the Company considered qualitative and quantitative factors, including, but not limited to, activities that most significantly impact the VIE’s economic performance and which party controls such activities. The Company does not have the ability to direct the activities of Tiger and AMT that most significantly impact its economic performance. The Company’s maximum exposure to a loss as a result of its involvement with the unconsolidated VIE is limited to its recorded investment plus additional capital commitments. The Company uses the equity method of accounting to account for its investments in Tiger, AMT and AMT S.A. (collectively, the “LSC Entities”).

The following tables present the investment activity in the LSC Entities.

Six months ended June 30, 2013

	Tiger	AMT	AMT S.A.	Total
Balance at beginning of period	$58,273	$8,211	$—	$66,484

Contributions	5,890	300	—	6,190
Acquisition of interest	—	—	22,411	22,411
Equity in earnings (losses) of unconsolidated subsidiaries	1,999	(1,943)	(845)	(789)

Change during current period	7,889	(1,643)	21,566	27,812

Balance at end of period	$66,162	$6,568	$21,566	$94,296

Six months ended June 30, 2012

	Tiger	AMT	Total
Balance at beginning of period	$47,877	$10,759	$58,636

Contributions	—	4,860	4,860
Equity in earnings of unconsolidated subsidiaries	597	91	688

Change during current period	597	4,951	5,548

Balance at end of period	$48,474	$15,710	$64,184

The Company recorded equity in earnings of unconsolidated subsidiaries for the three months ended June 30, 2013 and 2012 of $486 and $386, respectively.

National General Holdings Corp.

(f/k/a American Capital Acquisition Corporation)

Notes to Condensed Consolidated Financial Statements

(in thousands of dollars, except shares and price per share)

(Unaudited)

The following tables summarize total assets and total liabilities as of June 30, 2013 and December 31, 2012 for the Company’s unconsolidated equity method investment in the LSC Entities:

June 30, 2013

Condensed Balance Sheet Data	Tiger	AMT	AMT S.A.	Total
Investments in life settlement contracts at fair value	$150,444	$14,418	$43,832	$208,694
Total assets	151,052	14,476	45,673	211,201
Total liabilities	18,728	1,341	2,541	22,610
Members’ equity	132,324	13,135	43,132	188,591

NGHC’s 50% ownership interest	$66,162	$6,568	$21,566	$94,296

December 31, 2012

Condensed Balance Sheet Data	Tiger	AMT	Total
Investments in life settlement contracts at fair value	$134,104	$17,742	$151,846
Total assets	134,254	17,755	152,009
Total liabilities	17,706	1,336	19,042
Members’ equity	116,546	16,422	132,968

NGHC’s 50% ownership interest	$58,273	$8,211	$66,484

The LSC Entities account for investments in life settlements in accordance with ASC 325-30, “Investments in Insurance Contracts,” which states that an investor shall elect to account for its investments in life settlement contracts by using either the investment method or the fair value method. The election is made on an instrument-by-instrument basis and is irrevocable. The LSC Entities have elected to account for these policies using the fair value method. The LSC Entities determine fair value based upon their estimate of the discounted cash flows related to the policies (net of the reserves for improvements in mortality, the possibility that the high net worth individuals represented in their portfolio may have access to better health care, the volatility inherent in determining the life expectancy of insureds with significant reported health impairments, the possibility that the issuer of the policy or a third party will contest the payment of the death benefit payable to the Company, and the future expenses related to the administration of the portfolio), which incorporates current life expectancy assumptions, premium payments, the credit exposure to the insurance company that issued the life settlement contracts and the rate of return that a buyer would require on the contracts as no comparable market pricing is available.

The fair value of life settlement contracts as well as life settlement profit commission liability is based on information available to the LSC Entities at the end of the reporting period. The LSC Entities consider the following factors in their fair value estimates: cost at date of purchase, recent purchases and sales of similar investments (if available and applicable), financial standing of the issuer, changes in economic conditions affecting the issuer, maintenance cost, premiums, benefits, standard actuarially developed mortality tables and life expectancy reports prepared by nationally recognized and independent third party medical underwriters. The LSC Entities estimate the fair value of a life insurance policy by applying an investment discount rate based on the cost of funding their life settlement contracts as compared to returns on investments in asset classes with comparable credit quality, which the LSC Entities have determined to be

National General Holdings Corp.

(f/k/a American Capital Acquisition Corporation)

Notes to Condensed Consolidated Financial Statements

(in thousands of dollars, except shares and price per share)

(Unaudited)

7.5%, to the expected cash flow generated by the policies in the life settlement portfolio (death benefits less premium payments), net of policy specific adjustments and reserves. In order to confirm the integrity of their calculation of fair value, the LSC Entities, quarterly, retain an independent third-party actuary to verify that the actuarial modeling used by the LSC Entities to determine fair value was performed correctly and that the valuation, as determined through the LSC Entities’ actuarial modeling, is consistent with other methodologies. The LSC Entities consider this information in their assessment of the reasonableness of the life expectancy and discount rate inputs used in the valuation of these investments.

The LSC Entities adjust the standard mortality for each insured for the insured’s life expectancy based on reviews of the insured’s medical records. The LSC Entities establish policy specific reserves for the following uncertainties: improvements in mortality, the possibility that the high net worth individuals represented in their portfolios may have access to better health care, the volatility inherent in determining the life expectancy of insureds with significant reported health impairments, the possibility that the issuer of the policy or a third party will contest the payment of the death benefit payable to the LSC Entities, and the future expenses related to the administration of the portfolio. The application of the investment discount rate to the expected cash flow generated by the portfolio, net of the policy specific reserves, yields the fair value of the portfolio. The effective discount rate reflects the relationship between the fair value and the expected cash flow gross of these reserves.

The following summarizes data utilized in estimating the fair value of the portfolio of life insurance policies as of June 30, 2013 and December 31, 2012 and, only includes data for policies to which the LSC Entities assigned value at those dates:

	June 30, 2013	December 31, 2012
Average age of insured	79.3 years	78.4 years
Average life expectancy, months(1)	135	145
Average face amount per policy	$6,748	$6,605
Fair value discount rate	7.5%	7.5%
Effective discount rate(2)	17.3%	18.0%

(1)	Standard life expectancy as adjusted for specific circumstances.
(2)

Effective discount rate includes a risk premium which represents risk adjustments applied to the estimated present value of cash flows based on the following factors: (i) the volatility in life expectancy of insureds and the associated level of future premium payments and (ii) the projected risk of non-payment, including the financial health of the insurance carrier, the possibility of legal challenges from the insurance carrier or others and the possibility of regulatory changes that may affect payment.

These assumptions are, by their nature, inherently uncertain and the effect of changes in estimates may be significant. The fair value measurements used in estimating the present value calculation are derived from valuation techniques generally used in the industry that include inputs for the asset that are not based on observable market data. The extent to which the fair value could reasonably vary in the near term has been quantified by evaluating the effect of changes in significant underlying assumptions used to estimate the fair value amount. If the life expectancies were increased or decreased by 4 months and the discount factors were increased or decreased by 1% while all other variables were held constant, the carrying value of the investment in life insurance policies would increase or (decrease) by the unaudited amounts summarized below as of June 30, 2013 and December 31, 2012:

National General Holdings Corp.

(f/k/a American Capital Acquisition Corporation)

Notes to Condensed Consolidated Financial Statements

(in thousands of dollars, except shares and price per share)

(Unaudited)

	Change in Life Expectancy
	Plus 4 Months	Minus 4 Months
Investment in life policies:
June 30, 2013	$(27,995)	$30,488

December 31, 2012	$(23,784)	$25,919

	Change in Discount Rate
	Plus 1%	Minus 1%
Investment in life policies:
June 30, 2013	$(17,835)	$20,168

December 31, 2012	$(14,828)	$16,906

The Company and AmTrust are committed to providing additional capital support to the LSC Entities to keep the life settlement policies in-force. The Company and AmTrust, each, is committed to provide 50% of the additional required capital. Below is a summary of total premiums to be paid by the Company and AmTrust for each of the five succeeding fiscal years to keep the existing life insurance policies in force as of June 30, 2013. The actual capital commitment may differ from the amounts shown based on policy lapses and terminations, death benefits received and other operating cash flows of the LSC Entities:

	Premiums Due on Life Settlement Contracts	Premiums Due on Premium Finance Loans	Total
2013	$30,318	$208	$30,526
2014	32,799	273	33,072
2015	34,487	283	34,770
2016	52,034	392	52,426
2017	31,479	265	31,744
Thereafter	522,233	3,209	525,442

	$703,350	$4,630	$707,980

6. Acquisitions and Disposals

On April 15, 2013, the Company acquired Euro Accident Health & Care Insurance Aktiebolag (“EHC”) for an initial purchase price of approximately $23,600. The transaction also includes a deferred purchase price arrangement whereby, once EBITDA (including EBITDA of a Company affiliate which will underwrite products sold by EHC) which when combined with EHC’s equity at closing exceeds the initial purchase price, the Company shall pay the seller an amount corresponding to fifty percent of EHC’s EBITDA (including EBITDA of a Company affiliate which will underwrite products sold by EHC) for each of the fiscal years 2015, 2016, 2017 and 2018. The Company estimates the total purchase price, including the fair value of the deferred arrangement, will be approximately $42,840. EHC is a limited liability company incorporated and registered under the laws of Sweden and primarily administers accident and health business in that region.

National General Holdings Corp.

(f/k/a American Capital Acquisition Corporation)

Notes to Condensed Consolidated Financial Statements

(in thousands of dollars, except shares and price per share)

(Unaudited)

The Company is currently in the process of finalizing the fair values of acquired assets and assumed liabilities. The following table summarizes the preliminary estimated fair value of assets acquired and liabilities assumed at the acquisition date:

April 2013

Assets
Cash and invested assets	$873
Receivables	11,613
Premises and equipment	1,331
Prepaid and other assets	146

Total assets	13,963

Liabilities
Accounts payable and accrued expenses	10,707
Deferred tax liability	478

Total liabilities	11,185

Net assets purchased	2,778
Purchase price	42,840

Goodwill recorded	$40,062

The goodwill and intangible assets related to the acquisition of EHC are assigned to the Accident and Health segment.

In February 2012, the Company acquired 100% equity interest of Velapoint LLC (“Velapoint”) and Reliant Financial Group, LLC and its subsidiary, America’s Health Care/Rx Plan Agency, Inc. (“Reliant”) for approximately $6,450 and $1,050, respectively. The following table summarizes the estimated fair value of assets acquired and liabilities assumed at the acquisition date:

February 29, 2012

	Velapoint	Reliant
Assets
Cash and invested assets	$147	$524
Premiums and other receivables	27	228
Commissions receivable	1,098	1,074
Premise and equipment	33	—
Intangible assets	2,350	—
Other assets	22	9

Total assets	3,677	1,835

Liabilities
Accounts payable and accrued expenses	34	480
Notes payable	206	1,500
Deferred commission	3,348	1,336

Total liabilities	3,588	3,316

Net assets purchased	89	(1,481)
Purchase price	6,450	1,050

Goodwill recorded	$6,361	$2,531

National General Holdings Corp.

(f/k/a American Capital Acquisition Corporation)

Notes to Condensed Consolidated Financial Statements

(in thousands of dollars, except shares and price per share)

(Unaudited)

The goodwill and intangible assets related to the acquisitions of Velapoint and Reliant are assigned to the Accident & Health segment.

In August 2012, the Company acquired all of the issued and outstanding stock of Capgemini Reinsurance Company S.A. (“NGHC Lux RE”) for $125,616. NGHC Lux RE is a captive insurer incorporated in Luxembourg that allows the Company to obtain the benefits of its capital and utilization of its existing and future loss reserves through a series of reinsurance agreements with one of the Company’s subsidiaries.

The following table summarizes the estimated fair value of assets acquired and liabilities assumed at the acquisition date:

August 2012

Assets
Cash and invested assets	$135,408
Intangible assets	29,167
Other	2

Total assets	164,577

Liabilities
Deferred tax liability	38,888
Accounts payable and accrued expenses	73

Total liabilities	38,961

Net assets purchased	$125,616

Purchase price	$125,616

The intangible assets acquired as a result of the NGHC Lux RE acquisition are assigned to the Property & Casualty segment.

In November 2012, the Company acquired National Health Insurance Company (“NHIC”) for $10,618. NHIC is a legal reserve life insurance company with accident, health, and life insurance policies in force. The Company is licensed to operate in 40 states and the District of Columbia.

National General Holdings Corp.

(f/k/a American Capital Acquisition Corporation)

Notes to Condensed Consolidated Financial Statements

(in thousands of dollars, except shares and price per share)

(Unaudited)

The following table summarizes the estimated fair value of assets acquired and liabilities assumed at the acquisition date:

November 2012

Assets
Cash and invested assets	$10,885
Premiums and other receivables	12
Prepaid and other assets	63
Deferred tax asset	3,728
Intangible assets	1,435

Total assets	16,123

Liabilities
Losses and loss adjustment expenses	1,684
Unearned premium	13
Accounts payable and accrued expenses	80

Total liabilities	1,777

Net assets purchased	14,346
Purchase price	10,618

Bargain purchase gain	$3,728

The intangible assets acquired as a result of the NHIC acquisition are assigned to the Accident & Health segment.

On September 1, 2012, the Company acquired a group of companies affiliated with the accident and health insurance industry for $1,250. The companies purchased Alliance of Professional Service Organizations, LLC, Association of Independent Beverage Distributors, LLC, Distributor Innovations and Benefit Savings Solution, LLC, Distributors Insurance Company PCC, AIBD Insurance Company IC, Professional Services Captive Corporation IC, and Red Partners Operating Solutions, LLC (collectively, “TABS”). During the six months ended June 30, 2013, the Company adjusted certain assumed assets and liabilities as of the acquisition date. As a result, the Company recorded deferred tax liability and additional goodwill of approximately $1,610.

National General Holdings Corp.

(f/k/a American Capital Acquisition Corporation)

Notes to Condensed Consolidated Financial Statements

(in thousands of dollars, except shares and price per share)

(Unaudited)

The following table summarizes the estimated fair value of assets acquired and liabilities assumed at the acquisition date:

September 2012

Assets
Cash and invested assets	$3,733
Premiums and other receivables	673
Intangible assets	4,600

Total assets	9,006

Liabilities
Losses and loss adjustment expenses	8,885
Accounts payable and accrued expenses	709
Deferred tax liability	1,278

Total liabilities	10,872

Net assets purchased	(1,866)
Purchase price	1,250

Goodwill recorded	$3,116

The goodwill and intangible assets related to the TABS acquisition were assigned to the Accident & Health segment.

On October 31, 2012, the Company sold 100% of its common stock in Agent Alliance Insurance Company (“AAIC”) to ACP Re Ltd, an affiliated Bermuda company controlled by the Ultimate Parent of the Company for $2,665. The sale of AAIC resulted in the Company recording a return of capital of $1,359.

In November 2011, the Company acquired a 70% equity interest in Clearside General Insurance Services, LLC (“Clearside”) for approximately $2,900. In June 2012, the Company acquired the remaining 30% equity interest in Clearside for approximately $1,500.

7. Goodwill and Intangible Assets, Net

Goodwill

Goodwill is calculated as the excess of purchase price over the net fair value of assets acquired. The Company performs an annual impairment analysis to identify potential goodwill impairment and measures the amount of a goodwill impairment loss to be recognized. This annual test is performed during the fourth quarter of each year, or more frequently, if events or circumstances change in a way that requires the Company to perform the impairment analysis on an interim basis. Goodwill impairment testing requires an evaluation of the estimated fair value of each reporting unit to its carrying value, including goodwill. An impairment charge is recorded if the estimated fair value is less than the carrying amount of the reporting unit. No impairments have been identified to date.

National General Holdings Corp.

(f/k/a American Capital Acquisition Corporation)

Notes to Condensed Consolidated Financial Statements

(in thousands of dollars, except shares and price per share)

(Unaudited)

Intangible Assets

Intangible assets consist of finite and indefinite life assets. Finite life intangible assets include customer and producer relationships and trademarks. Insurance company licenses are considered indefinite life intangible assets subject to annual impairment testing.

The composition of goodwill and intangible assets at June 30, 2013 and December 31, 2012 consisted of the following:

June 30, 2013

	Gross Balance	Accumulated Amortization	Net Value	Useful Life
Trademarks	$5,900	$3,520	$2,380	5 years
Loss reserve discount	12,451	11,322	1,129	5 years
Agents’ relationships	10,850	1,881	8,969	11 years
Affinity partners	800	242	558	11 years
Operating lease	3,508	2,551	957	4.6 years
Non-compete	2,500	1,667	833	5 years
Equalization reserve	29,165	5,087	24,078	3 – 5 years
State licenses	55,335	—	55,335	Indefinite life
Goodwill	55,905	—	55,905	Indefinite life

Total	$176,414	$26,270	$150,144

December 31, 2012

	Gross Balance	Accumulated Amortization	Net Value	Useful Life
Trademarks	$5,900	$2,795	$3,105	5 years
Loss reserve discount	12,451	10,797	1,654	5 years
Agents’ relationships	10,850	1,357	9,493	11 years
Affinity partners	800	206	594	11 years
Operating lease	3,508	2,168	1,340	4.6 years
Non-compete	2,500	1,417	1,083	5 years
Computer software	5,897	3,341	2,556	5 years
Equalization reserve	29,165	3,748	25,417	3 -5 years
State licenses	55,335	—	55,335	Indefinite life
Goodwill	15,847	—	15,847	Indefinite life

Total	$142,253	$25,829	$116,424

National General Holdings Corp.

(f/k/a American Capital Acquisition Corporation)

Notes to Condensed Consolidated Financial Statements

(in thousands of dollars, except shares and price per share)

(Unaudited)

Goodwill and intangible assets are subject to annual impairment testing. No impairment was recorded during the three and six months ended June 30, 2013 and 2012. Finite lived intangible assets are amortized under the straight-line method, except for loss reserve discounts, for which the Company amortizes them using an accelerated method, which approximates underlying claim payments. For the three and six months ended June 30, 2013, the Company amortized approximately $1,932 and $3,782, respectively (June 30, 2012 - $ 1,014 and $2,586, respectively), related to its intangible assets with a finite life. The estimated aggregate amortization expense for each of the next five years is:

Year ending
2013	$4,316
2014	11,019
2015	7,771
2016	6,892
2017 and thereafter	8,906

8. Stockholders’ Equity

In 2010, the Company issued to AmTrust for an initial purchase consideration of approximately $53,053, which was equal to 25% of the capital initially required by the Company resulting in the issuance of 53,054 shares of Series A preferred stock (the “Preferred Stock”). Ownership of the Preferred Stock provided an 8% cumulative dividend, per annum, which was non-redeemable and convertible, at the holders’ option, into 21.25% of the issued and outstanding common stock of the Company.

The Company’s issued and outstanding 53,034 shares of 8% cumulative convertible Preferred Stock was converted to 42,959 shares of common stock on June 5, 2013. Effective June 5, 2013, prior to the conversion of the Preferred Stock, the Board of Directors of the Company formally declared the dividends on Preferred Stock out of funds legally available, subject to any restrictions that may be applicable to the Company. The Company paid out $12,200 on June 6, 2013.

On June 6, 2013, the Board of Directors of the Company approved and the Company implemented a 286.22-to-1 stock split of all issued and outstanding common stock on that date. The number of common shares issued and outstanding before the conversion was: (i) 159,161 shares owned by the Company’s principal shareholders and founders (Michael Karfunkel, Leah Karfunkel, the wife of Michael Karfunkel and the sole trustee of the Karfunkel Trust) and (ii) 42,959 shares owned by AmTrust, a related party. The shares of common stock held before the stock split by Mr. Karfunkel and Ms. Karfunkel, as sole trustee of the Karfunkel Trust, and AmTrust represented approximately 78.8% and 21.2%, respectively. As result of the stock split, 159,161 and 42,959 common shares were converted into 45,554,570 and 12,295,430, respectively. Since the Company’s stock split was made without the change in par value of the stock, the Company recorded a charge to additional paid-in capital with an offsetting credit to par value of newly issued shares in the amount of $575.

National General Holdings Corp.

(f/k/a American Capital Acquisition Corporation)

Notes to Condensed Consolidated Financial Statements

(in thousands of dollars, except shares and price per share)

(Unaudited)

On June 6, 2013, the Company sold an additional 21,850,000 shares of common stock in a private placement in reliance on exemptions from registration under the Securities Act of 1933 at a price of $10.50 per share, subject to a placement fee of $0.735 per share. The Company recorded the cost of obtaining new capital as a reduction of the related proceeds. The cost of issuance of stock of approximately $16,100 is charged directly to additional paid-in capital. The net proceeds to the Company after expenses were approximately $213,000.

9. Debt

Notes Payable

On February 20, 2013, the Company amended and restated two of its outstanding notes to ACP Re Ltd. whereby these notes were consolidated into a single promissory note in the amount of $18,700. This note bears interest at a rate of 3.0% per annum. The outstanding principal and interest is due on January 1, 2017. Interest expense on this note for the three and six months ended June 30, 2013 was $140 and $280, respectively (June 30, 2012 - $110 and $218, respectively).

As part of the Company’s acquisition of Reliant, the Company has an outstanding promissory note as of June 30, 2013 of $1,100 payable to Access Plans, Inc. (Velapoint Note #1). The original note was issued on February 22, 2012 in the amount of $1,500 and any outstanding balance bears interest at an annual rate of 5.0% per annum. The remaining payments of $500 and $600 are due annually and payable thirty days after the anniversary date beginning in 2013. Interest expense on this note for the three and six months ended June 30, 2013 was $16 and $30, respectively (June 30, 2012 - $19 and $26, respectively).

Also as part of the Company’s acquisition of Reliant, the Company entered into an agreement with the seller to pay $875 for his 50% ownership interest (“Velapoint Note #2”). At the closing date, the Company paid $175 and entered into an agreement to pay the remaining $700 to the seller upon a Trigger Event or on February 16, 2015. The Trigger Event means the earlier of a) the closing of a merger or consolidation of the Company, b) the closing of a merger or consolidation of Reliant Financial Group with American Health Care Plan, Inc., or c) the closing of a public offering of National General Management Corp (formerly, GMAC Insurance Management Corporation). The imputed interest associated with this note amounted to approximately $15.

Upon the completion of the Company’s purchase of Velapoint on February 29, 2012, the Company entered into a note agreement of $184 with HealthCompare Insurance Services, Inc. (“Velapoint Note #3”). This note matures on July 1, 2013. The imputed interest associated with this note amounted to approximately $1 and $2 for the three and six months ended June 30, 2013, respectively (June 30, 2012 - $1 and $1, respectively).

On June 14, 2012, the Company purchased the remaining 30% interest in Clearside. Upon the purchase, the Company entered into an agreement to pay the sellers $1,500, with $183 due on the closing date and the remaining $1,317 purchase price payable over the subsequent fourteen months (“Clearside Note”). The imputed interest associated with the transaction amounted to approximately $2 and $6 for the three and six months ended June 30, 2013, respectively (June 30, 2012 - $-0- and $-0-, respectively).

National General Holdings Corp.

(f/k/a American Capital Acquisition Corporation)

Notes to Condensed Consolidated Financial Statements

(in thousands of dollars, except shares and price per share)

(Unaudited)

Line of Credit

On February 20, 2013, the Company entered into a three-year, $90 million secured credit agreement (the “Credit Agreement”), among JPMorgan Chase Bank, N.A., as Administrative Agent, KeyBank National Association, as Syndication Agent, and First Niagara Bank, N.A., as Documentation Agent and Association Bank, National Association. The credit facility is a revolving credit facility with a letter of credit limit of $10 million. In connection with entering into the Credit Agreement, the Company terminated its existing $25 million credit agreement dated as of August 18, 2011 with JPMorgan Chase Bank, N.A. The maturity date of the new agreement is February 20, 2016. The credit facility bears interest at the greatest of (a) the Administrative Agent’s prime rate, (b) the Federal funds effective rate plus 0.5% or (c) the adjusted LIBOR for a one-month interest period on such day plus 1%, plus a margin that is adjusted on the basis of the Company’s consolidated leverage ratio. The amount outstanding at June 30, 2013 was $58,819.

Maturities of the Company’s debt for the five years subsequent to June 30, 2013 are as follows:

	2013	2014	2015	2016	2017	Total
Line of credit	$—	$—	$—	$58,819	$—	$58,819
Promissory notes- ACP Re Ltd.	—	—	—	—	19,667	19,667
Clearside Note	260	—	—	—	—	260
Velapoint Note #1	—	500	600	—	—	1,100
Velapoint Note #2	—	—	700	—	—	700
Velapoint Note #3	184	—	—	—	—	184

Total	$444	$500	$1,300	$58,819	$19,667	$80,730

As of June 30, 2013 and December 31, 2012, the Company had no outstanding letters of credit.

National General Holdings Corp.

(f/k/a American Capital Acquisition Corporation)

Notes to Condensed Consolidated Financial Statements

(in thousands of dollars, except shares and price per share)

(Unaudited)

10. Earnings Per Share

The following is a summary of the elements used in calculating basic and diluted earnings per common share:

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
Net income attributable to NGHC common shareholders	$11,699	$11,973	$18,109	$20,312

Weighted average number of common shares outstanding – basic	54,935,182	45,554,570	50,270,789	45,554,570
Potentially dilutive securities:
Convertible preferred stock	8,917,565	12,295,430	10,597,166	12,295,430
Share options	747,486	232,351	735,411	232,351

Weighted average number of common shares outstanding – diluted	64,600,233	58,082,351	61,603,366	58,082,351

Basic earnings per share attributable to NGHC common shareholders	$.22	$.26	$.36	$.45
Diluted earnings per share attributable to NGHC common shareholders	.19	.23	.33	.39

National General Holdings Corp.

(f/k/a American Capital Acquisition Corporation)

Notes to Condensed Consolidated Financial Statements

(in thousands of dollars, except shares and price per share)

(Unaudited)

11. Share-Based Compensation

The Company currently has two equity incentive plan (the “Plans”). The Plans authorize up to an aggregate of 7,435,000 shares of Company stock for awards of options to purchase shares of the Company’s common stock, stock appreciation rights, restricted stock, restricted stock units, unrestricted stock and other performance awards. The aggregate number of shares of common stock for which awards may be issued may not exceed 7,435,000 shares, subject to the authority of the Company’s Board of Directors to adjust this amount in the event of a consolidation, reorganization, stock dividend, stock split, recapitalization or similar transaction affecting the Company’s common stock. As of June 30, 2013, approximately 2,368,031 shares of Company common stock remained available for grants under the Plan.

The Company recognizes compensation expense under ASC 718-10-25 for its share-based payments based on the fair value of the awards. The Company grants stock options at exercise prices equal to the fair market value of the Company’s stock on the dates the options are granted. The options have a maximum term of ten years from the date of grant and vest primarily in equal annual installments over the three to five-year period following the date of grant for employee options. If a participant’s employment relationship ends, the participant’s vested awards will remain exercisable for the shorter of a period of 30 days or the period ending on the latest date on which such award could have been exercisable. The fair value of each option grant is separately estimated for each grant date. The fair value of each option is amortized into compensation expense on a straight-line basis between the grant date for the award and each vesting date. The Company has estimated the fair value of all stock option awards as of the date of the grant by applying the Black-Scholes-Merton multiple-option pricing valuation model. The application of this valuation model involves assumptions that are judgmental and highly sensitive in the determination of compensation expense.

The key assumptions used in determining the fair value of options granted in the three and six months June 30, 2013 and a summary of the methodology applied to develop each assumption are as follows:

Assumptions	June 30, 2013
Volatility	38.50%
Risk-free interest rate	1.54%
Weighted average expected life in years	6.25 years
Forfeiture rate	19.20%
Dividend rate	—%

Expected Price Volatility - This is a measure of the amount by which a price has fluctuated or is expected to fluctuate. It was not possible to use actual experience to estimate the expected volatility of the price of the common shares in estimating the value of the options granted because the Company’s common shares are not traded on a public exchange. As a substitute for such estimate, the Company used a set of comparable companies in the industry in which the Company operates.

Risk-Free Interest Rate - This is the U.S. Treasury rate for the week of the grant having a term equal to the expected life of the option. An increase in the risk-free interest rate will increase compensation expense.

National General Holdings Corp.

(f/k/a American Capital Acquisition Corporation)

Notes to Condensed Consolidated Financial Statements

(in thousands of dollars, except shares and price per share)

(Unaudited)

Expected Life - This is the period of time over which the options granted are expected to remain outstanding giving consideration to vesting schedules, historical exercise and forfeiture patterns. The Company uses the simplified method outlined in SEC Staff Accounting Bulletin No. 107 to estimate expected lives for options granted during the period as historical exercise data is not available and the options meet the requirements set out in the Bulletin. Options granted have a maximum term of ten years. An increase in the expected life will increase compensation expense.

Forfeiture Rate - This is the estimated percentage of options granted that are expected to be forfeited or cancelled before becoming fully vested. An increase in the forfeiture rate will decrease compensation expense.

Dividend Yield - This is calculated by dividing the expected annual dividend by the share price of the Company at the valuation date. An increase in the dividend yield will decrease compensation expense.

A summary of the Company’s stock option activity for the three and six months ended June 30, 2013 and 2012 is shown below:

Three months ended June 30,

	2013		2012
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding, at beginning of period	2,278,844	$5.95	2,918,538	$4.26
Granted	2,970,353	10.32	—	—
Forfeited	(182,228)	7.57	(760,727)	3.67
Exercised	—	—	—	—

Outstanding, at end of period	5,066,969	$8.46	2,157,811	$4.47

National General Holdings Corp.

(f/k/a American Capital Acquisition Corporation)

Notes to Condensed Consolidated Financial Statements

(in thousands of dollars, except shares and price per share)

(Unaudited)

Six months ended June 30,

	2013		2012
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding, at beginning of period	2,339,601	$5.90	2,554,082	$3.71
Granted	2,970,353	10.32	546,685	6.53
Forfeited	(242,970)	6.60	(942,955)	3.67
Exercised	—	—	—	—

Outstanding, at end of period	5,066,984	$8.46	2,157,812	$4.47

The weighted average grant date fair value of options granted was $10.32 and $10.32 during the three and six months ended June 30, 2013, respectively (June 30, 2012 - $-0- and $6.53, respectively). The Company had approximately $9,931 and $3,405 of unrecognized compensation cost related to unvested stock options as of June 30, 2013 and December 31, 2012, respectively. Compensation expense for share-based compensation was $1,262 and $1,629 for the three and six months ended June 30, 2013, respectively (June 30, 2012 - $(159) and $221, respectively).

12. Income Taxes

Total income tax expense is different from the amount determined by multiplying earnings before income taxes by the statutory Federal tax rate of 35%. As of June 30, 2013, the Company’s effective tax rate is 31.9% compared to 35.0% as of June 30, 2012. The primary reason for the difference is foreign income exempt from U.S. taxes.

There were no unrecognized tax benefits at June 30, 2013 and December 31, 2012 that, if recognized, would affect the Company’s effective tax rate.

The Company recognizes interest expense related to unrecognized tax benefits in tax expense, net of Federal income tax. There were no accrued interest and penalties recognized in the Company’s condensed consolidated statements of comprehensive income for the three and six months ended June 30, 2013 and 2012. During the three and six months ended June 30, 2013 and 2012, there was no interest related to unrecognized tax expense in the condensed consolidated statements of income. The Company has no penalties included in calculating its provision for income taxes. All tax liabilities are payable to the Internal Revenue Service (“IRS”).

National General Holdings Corp.

(f/k/a American Capital Acquisition Corporation)

Notes to Condensed Consolidated Financial Statements

(in thousands of dollars, except shares and price per share)

(Unaudited)

The only event reasonably possible to occur within 12 months of the reporting date is the addition of the most recent year to the Company’s tax contingency reserves and the release of the oldest year for which taxes are reserved. The projected net movement in the Company’s tax contingency reserves resulting from this projected movement is not considered to be material by the Company.

The Company’s subsidiaries are currently open to audit by the IRS for the year ended December 31, 2008 and, thereafter, for Federal tax purposes.

13. Related Party Transactions

The founding and majority shareholder of the Company has an ownership interest in AmTrust, Maiden Holdings Ltd. (“Maiden”) and ACP Re Ltd. (“ACP”). The Company provides and receives services from these related entities as follows:

Pursuant to an Asset Management Agreement among members of NGHC and AII Insurance Management Limited (“AIIM”), a subsidiary of AmTrust, the Company pays AIIM a fee for managing the Company’s investment portfolio. Pursuant to the Asset Management Agreement, AIIM provides investment management services for a quarterly fee of 0.05% if the average value of the account for the previous calendar quarter is less than or equal to $1 billion and 0.0375% if the average value of the account for the previous calendar quarter is greater than $1 billion. Following the initial one-year term, the agreement may be terminated upon 30 days written notice by either party. Amounts charged by AIIM totaled $363 and $726 during the three and six months ended June 30, 2013, respectively (June 30, 2012 - $374 and $749, respectively). As of June 30, 2013 and December 31, 2012, there was a payable to AIIM related to these services in the amount of $363 and $383, respectively.

AmTrust provides postage and billing services to the Company for premiums written on the Company’s new policy system pursuant to a Master Services Agreement with National General Management Corp., a wholly-owned subsidiary of the Company. The agreement is effective for ten years from the acceptance of all phases of the initial work statement and can be automatically renewed thereafter for subsequent five year terms. The agreement is cancellable for material breach of contract that is not cured within thirty days, if either party fails to perform obligations under contract, if either party is declared bankrupt or insolvent, and in the event of a proposed change of control by either party to a competitor. The services are charged on a work-per-piece basis and are billed to the Company at cost. The Company has the right to audit the books and records as appropriate. The amounts charged for such services were $1,538 and $2,777 during the three and six months ended June 30, 2013, respectively (June 30, 2012 - $937 and 937, respectively). As of June 30, 2013 and December 31, 2012, there was a payable for these services in the amount of $2,850 and $1,518, respectively.

AmTrust also provides the Company information technology development services in connection with the development of a policy management system at a cost pursuant to a Master Services Agreement with National General Management Corp., a wholly-owned subsidiary of the Company. The amounts charged for such services were $1,006 and $2,012

National General Holdings Corp.

(f/k/a American Capital Acquisition Corporation)

Notes to Condensed Consolidated Financial Statements

(in thousands of dollars, except shares and price per share)

(Unaudited)

during the three and six months ended June 30, 2013, respectively (June 30, 2012 - $1,516 and $2,777, respectively), of which amounts capitalized in property and equipment were $853 and $1,706 during the same periods. As of June 30, 2013 and December 31, 2012, there was a payable for these services in the amount of $1,006 and $1,108, respectively.

In addition, as a consideration for a license for the Company to use the policy management system, AmTrust receives a license fee in the amount of 1.25% of gross premiums of NGHC and its subsidiaries plus the Company’s costs for support services. The amounts charged for such services were $2,944 and $5,419 for the three and six months ended June 30, 2013, respectively (June 30, 2012 - $321 and $1,600, respectively). As of June 30, 2013 and December 31, 2012, there were payables for these services in the amount of $7,073 and $4,448, respectively.

On August 1, 2012, the Company purchased TABS. As part of the purchase, the Company is now affiliated with AIBD Health Plan which is a welfare benefit plan for several member groups. As of June 30, 2013, the Company had a receivable of $700 from this entity. All balances due to and from this entity are settled at a minimum on a quarterly basis.

On November 9, 2012, a wholly-owned subsidiary, National General Management Corp., entered into a management agreement with an affiliated company, Agent Alliance Insurance Company (“AAIC”), whereby GMAC Insurance Management Corporation performs various services on behalf of AAIC. As of June 30, 2013 and December 31, 2012, there was $158 due to and $2,681 due from AAIC, respectively, related to this agreement. All balances due under this agreement are settled quarterly within thirty days after quarter-end.

On July 1, 2012, a wholly-owned subsidiary, Integon National, entered into an agreement with an AmTrust subsidiary, Risk Services, LLC (“RSL”). RSL provides certain consulting and marketing services to promote the Company’s captive insurance program with an AmTrust subsidiary, Agent Alliance Reinsurance Company (“AARC”) to potential agents. RSL receives 1.5% of all net written premiums generated to the program. The amounts charged for such fees were $18 and $79 for the three and six months ended June 30, 2013, respectively. As of June 30, 2013 and December 31, 2012, there was a payable for these services in the amount of $25 and $15, respectively.

On November 9, 2012, a wholly-owned subsidiary, Integon National, entered into a reinsurance agreement with an affiliated company, AAIC, whereby AAIC cedes 100% of the total written premiums, acquisition costs and incurred losses and LAE on business with effective dates before and after November 9, 2012. This agreement has an indefinite life.

On March 22, 2012, a wholly-owned subsidiary, Integon National, entered into a reinsurance agreement with AARC whereby the Company cedes 25% of the business written by certain agents who are members of the Company’s captive agent program along with 25% of any related losses. The Company shall receive a ceding commission of 25% of the associated ceded premiums. The agreement is effective for the agreement year as defined, which is the calendar year or part thereof commencing on or after the effective date and each subsequent calendar year or part thereof, through termination of the agreement. Each party may terminate the agreement by providing a 90-day written notice.

On January 1, 2013, the Company entered into a quota share agreement with Wesco Insurance Company (“Wesco”) to assume 100% of the accidental and health business written before January 1, 2013. The Company will reinsure 100% of the existing obligations with respect to the accident and

National General Holdings Corp.

(f/k/a American Capital Acquisition Corporation)

Notes to Condensed Consolidated Financial Statements

(in thousands of dollars, except shares and price per share)

(Unaudited)

health program, including a loss portfolio transfer of 100% of loss and LAE reserves and unearned premium as of the effective date in exchange for an amount equal to 100% of the loss and LAE reserves and unearned premium reserves related to the existing contracts and 100% of the business fronted by Wesco on behalf of the Company after the effective date less the fronted ceded commission of 5% of premiums written, plus the related fronting acquisition costs and fronting inuring reinsurance costs, both meaning the actual costs paid by Wesco to the third parties to cover those transactions. This agreement shall not be terminated by either party except by written notification by both parties on the date indicated in the agreement.

The amounts related to these reinsurance treaties are as follows:

June 30, 2013

	Recoverable (Payable) on Paid and Unpaid Losses and LAE	Commission Receivable	Premium Receivable (Payable)
AAIC	$(182)	$—	$(11)
Wesco	(1,788)	—	(533)
AARC	437	191	(546)

National General Holdings Corp.

(f/k/a American Capital Acquisition Corporation)

Notes to Condensed Consolidated Financial Statements

(in thousands of dollars, except shares and price per share)

(Unaudited)

December 31, 2012

	Recoverable (Payable) on Paid and Unpaid Losses and LAE	Commission Receivable	Premium Receivable (Payable)
AAIC	$(390)	$—	$4,230
AARC	71	13	(52)

Three months ended June 30,

	2013			2012
	Assumed (Ceded) Earned Premiums	Commission Income	Assumed (Ceded) Losses and LAE	Assumed (Ceded) Earned Premiums	Commission Income	Assumed (Ceded) Losses and LAE
AAIC	$1,084	$—	$369	$—	$—	$—
Wesco	4,506	—	2,869	—	—	—
AARC	(335)	117	(208)	(18)	11	(4)

National General Holdings Corp.

(f/k/a American Capital Acquisition Corporation)

Notes to Condensed Consolidated Financial Statements

(in thousands of dollars, except shares and price per share)

(Unaudited)

Six months ended June 30,

	2013			2012
	Assumed (Ceded) Earned Premiums	Commission Income	Assumed (Ceded) Losses and LAE	Assumed (Ceded) Earned Premiums	Commission Income	Assumed (Ceded) Losses and LAE
AAIC	$2,239	$—	$1,182	$—	$—	$—
Wesco	6,449	—	3,888	—	—	—
AARC	(625)	228	(411)	(18)	11	(4)

The Company participates in a quota share reinsurance treaty with the following related entities whereby it cedes 50% of the total net earned premiums and net incurred losses and LAE on business with effective dates after March 1, 2010 (“NGHC Quota Share”). The percentage breakdown by reinsurer of such 50% is as follows:

Name of Insurer	Percentage Participation
ACP Re Ltd.	15%
Maiden Insurance Company, a subsidiary of Maiden	25
Technology Insurance Company, a subsidiary of AmTrust	10

The NGHC Quota Share has an initial term of three years and shall renew automatically for successive three-year terms unless terminated by written notice not less than nine months prior to the expiration of the current term. The Company may terminate the agreement on sixty days written notice following the effective date of an initial public offering or private placement of stock. The related party participants may terminate their participation in the NGHC Quota Share on 60 days written notice in the event NGHC is subject to a change of control, ceases writing new and renewal business, effects a reduction in their net retention without their consent or fails to remit premium as required by the terms of the NGHC Quota Share. The NGHC Quota Share provides that the reinsurers pay a provisional ceding commission equal to 32.5% of ceded earned premium, net of premiums ceded by the Company for inuring reinsurance, subject to adjustment. The ceding commission is subject to adjustment to a maximum of 34.5% if the loss ratio for the reinsured business is 60.0% or less and a minimum of 30.5% if the loss ratio is 64.5% or greater.

Effective October 1, 2012, the parties amended the reinsurance agreement to decrease the provisional ceding commission from 32.5% to 32.0% of ceded earned premium, net of premiums ceded by the Company for inuring reinsurance, subject to adjustment. The ceding commission is subject to adjustment to a minimum of 30.0% (changed from 30.5%), if the loss ratio is 64.5% or greater. The Company believes that the terms, conditions and pricing of the NGHC Quota Share have been determined by arm’s length negotiations and reflect current market terms and conditions.

National General Holdings Corp.

(f/k/a American Capital Acquisition Corporation)

Notes to Condensed Consolidated Financial Statements

(in thousands of dollars, except shares and price per share)

(Unaudited)

The amounts related to this reinsurance treaty are as follows:

	Three months ended June 30,
	2013			2012
	Ceded Earned Premiums	Ceding Commission Income	Ceded Losses and LAE	Ceded Earned Premiums	Ceding Commission Income	Ceded Losses and LAE
ACP Re Ltd.	$46,120	$13,908	$28,072	$42,101	$11,548	$26,256
Maiden Insurance Company	73,533	23,179	46,785	70,169	19,247	43,761
Technology Insurance Company	29,413	9,563	18,714	28,068	7,990	17,503

Total	$149,066	$46,650	$93,571	$140,338	$38,785	$87,520

	Six months ended June 30,
	2013			2012
	Ceded Earned Premiums	Ceding Commission Income	Ceded Losses and LAE	Ceded Earned Premiums	Ceding Commission Income	Ceded Losses and LAE
ACP Re Ltd.	$87,263	$27,932	$55,033	$81,794	$25,572	$53,704
Maiden Insurance Company	145,438	46,552	91,721	136,324	42,620	89,507
Technology Insurance Company	58,175	18,621	36,688	54,530	17,048	35,802

Total	$290,876	$93,105	$183,442	$272,648	$85,240	$179,013

June 30, 2013

	Reinsurance Recoverable on Paid and Unpaid Losses and LAE	Ceded Commission Receivable	Ceded Premium Payable
ACP Re Ltd.	$87,900	$14,175	$50,933
Maiden Insurance Company	146,501	23,625	84,961
Technology Insurance Company	58,600	9,450	33,984

Total	$293,001	$47,250	$169,878

December 31, 2012

	Reinsurance Recoverable on Paid and Unpaid Losses and LAE	Ceded Commission Receivable	Ceded Premium Payable
ACP Re Ltd.	$85,914	$7,853	$43,605
Maiden Insurance Company	143,190	13,089	72,674
Technology Insurance Company	57,276	5,236	29,070

Total	$286,380	$26,178	$145,349

National General Holdings Corp.

(f/k/a American Capital Acquisition Corporation)

Notes to Condensed Consolidated Financial Statements

(in thousands of dollars, except shares and price per share)

(Unaudited)

The Company nets the ceded commission receivables against the ceded premium payable in the condensed consolidated balance sheets as the NGHC Quota Share agreement allows for net settlement. The agreement also stipulates that if the Company would be denied full statutory credit for reinsurance ceded pursuant to the credit for reinsurance laws or regulations in any applicable jurisdiction, NGHC will secure an amount equal to that obligation through a letter of credit; assets held in trust for the benefit of NGHC or cash. As of December 31, 2012, ACP Re Ltd. and Maiden Insurance Company held assets in trust in the amount of $55,275 and $96,196, respectively. As of June 30, 2013, ACP Re Ltd. and Maiden Insurance Company held assets in trust in the amount of $55,074 and $96,437, respectively.

800 Superior LLC and Affiliated Entities

The Company formed 800 Superior, LLC along with AmTrust whereby each entity owns 50% interest. In 2012, the Company also entered into a lease agreement with 800 Superior, LLC for a period of 15 years whereby the Company leased approximately 134,000 square feet. The Company paid 800 Superior, LLC $536 and $1,071 during the three and six months ended June 30, 2013, respectively (June 30, 2012 - $519 and $519, respectively), in conjunction with this lease.

In September 2012, 800 Superior, LLC received $19,400 in net proceeds from a financing transaction the Company and AmTrust entered into with Key Community Development Corporation (“KCDC”) related to a capital improvement project for the office building in Cleveland, Ohio owned by 800 Superior, LLC. The Company, AmTrust and KCDC collectively made capital contributions (net of allocation fees) and loans to 800 Superior NMTC Investment Fund II and 800 Superior NMTC Investment Fund I LLC (collectively, the “Investment Funds”) under a qualified New Markets Tax Credit (“NMTC”) program. The NMTC program was provided for in the Community Renewal Tax Relief Act of 2000 (the “Act”) and is intended to induce capital investment in qualified lower income communities. The Act permits taxpayers to claim credits against their Federal income taxes for up to 39% of qualified investments in the equity of community development entities (“CDEs”). CDEs are privately managed investment institutions that are certified to make qualified low-income community investments (“QLICIs”).

In addition to the capital contributions and loans from the Company, AmTrust and KCDC, as part of the transaction, the Investment Funds received, directly and indirectly, proceeds of approximately $8,000 through two loans originating from state and local governments of Ohio. These loans are each for a period of 15 years and have an average interest rate of 1.7% per annum.

The Investment Funds then contributed the loan proceeds and capital contributions of $19,400 to two CDEs, which, in turn, loaned the funds on similar terms to 800 Superior, LLC. The proceeds of the loans from the CDEs (including loans representing the capital contribution made by KCDC, net of allocation fees) will be used to fund the capital improvement project. As collateral for these loans, the Company has granted a security interest in the assets acquired with the loan proceeds.

The Company and AmTrust are each entitled to receive an equal portion of 49% of the benefits derived from the NMTCs generated by 800 Superior Investment Fund II LLC, while KCDC is entitled to the remaining 51%. The NMTC is subject to 100% recapture for a period of seven years as provided in the Internal Revenue Code. During this seven years compliance period, the entities involved are

National General Holdings Corp.

(f/k/a American Capital Acquisition Corporation)

Notes to Condensed Consolidated Financial Statements

(in thousands of dollars, except shares and price per share)

(Unaudited)

required to be in compliance with various regulations and contractual provisions that apply to the NMTC arrangement. Non-compliance with applicable requirements could result in the projected tax benefits not being realized and, therefore, could require the Company to indemnify KCDC for any loss or recapture of NMTCs related to the financing until such time as the obligation to deliver tax benefits is relieved. The Company does not anticipate any credit recaptures will be required in connection with this arrangement. In addition, this transaction includes a put/call provision whereby the Company may be obligated or entitled to repurchase KCDC’s interest in the Investment Funds in September 2019 at the end of the recapture period. Management believes that KCDC will exercise its put option and, therefore, attributed an insignificant value to the put/call.

14. Segment Information

The Company currently operates two business segments, Property and Casualty and Accident and Health. The “Corporate & Other” column represents the activities of the holding company, as well as income from the Company’s investment portfolio. The Company evaluates segment performance based on segment profit separately from the results of its investment portfolio and provision for income tax. Other operating expenses allocated to the segments are called general and administrative expenses which are allocated on an actual basis except salaries and benefits where management’s judgment is applied. In determining total assets by segment, the Company identifies those assets that are attributable to a particular segment such as deferred acquisition cost, reinsurance recoverable, goodwill, intangible assets and prepaid reinsurance while the remaining assets are allocated to Corporate & Other.

National General Holdings Corp.

(f/k/a American Capital Acquisition Corporation)

Notes to Condensed Consolidated Financial Statements

(in thousands of dollars, except shares and price per share)

(Unaudited)

The following tables summarize the underwriting results of the Company’s operating segments:

Three months ended June 30, 2013

	Property and Casualty	Accident and Health	Corporate and Other	Total
Gross premium written	$322,527	$9,251	$—	$331,778

Net premium written	$137,823	$9,181	$—	$147,004
Change in unearned premiums	7,546	—	—	7,546

Net earned premium	145,369	9,181	—	154,550

Ceding commission - primarily related party	51,024	—	—	51,024
Service and fee income	20,364	9,674	—	30,038
Underwriting expenses:
Loss and loss adjustment expense	(90,936)	(5,464)	—	(96,400)
Acquisition and other underwriting expenses	(49,474)	(5,350)	—	(54,824)
General and administrative	(65,596)	(6,792)	—	(72,388)

Total underwriting expenses	(206,006)	(17,606)	—	(223,612)

Underwriting income	10,751	1,249	—	12,000
Net investment income	—	—	7,181	7,181
Net realized loss on investments	—	—	(751)	(751)
Other revenue	—	—	—	—
Equity in earnings of unconsolidated subsidiaries	—	—	486	486
Interest expense	—	—	(574)	(574)
Provision for income tax	—	—	(5,747)	(5,747)

Net income attributable to NGHC	$10,751	$1,249	$595	$12,595

Three months ended June 30, 2012

	Property and Casualty	Accident and Health	Corporate and Other	Total
Gross premium written	$337,351	$—	$—	$337,351

Net premium written	$146,375	$—	$—	$146,375
Change in unearned premiums	(5,392)	—	—	(5,392)

Net earned premium	140,983	—	—	140,983

Ceding commission - primarily related party	46,985	—	—	46,985
Service and fee income	22,032	4,998	—	27,030
Underwriting expenses:
Loss and loss adjustment expense	(102,731)	—	—	(102,731)
Acquisition and other underwriting expenses	(46,211)	(3,454)	—	(49,665)
General and administrative	(62,569)	(1,245)	—	(63,814)

Total underwriting expenses	(211,511)	(4,699)	—	(216,210)

Underwriting income (loss)	(1,511)	299	—	(1,212)
Net investment income	—	—	7,077	7,077
Net realized gains on investments	—	—	11,488	11,488
Other revenue	—	—	3,053	3,053
Equity in earnings of unconsolidated subsidiaries	—	—	390	390
Interest expense	—	—	(445)	(445)
Provision for income tax	—	—	(7,209)	(7,209)

Net income (loss) attributable to NGHC	$(1,511)	$299	$14,354	$13,142

National General Holdings Corp.

(f/k/a American Capital Acquisition Corporation)

Notes to Condensed Consolidated Financial Statements

(in thousands of dollars, except shares and price per share)

(Unaudited)

Six months ended June 30, 2013

	Property and Casualty	Accident and Health	Corporate and Other	Total
Gross premium written	$671,736	$16,566	$—	$688,302

Net premium written	$303,029	$16,491	$—	$319,520
Change in unearned premiums	(12,813)	(1)	—	(12,814)

Net earned premium	290,216	16,490	—	306,706

Ceding commission - primarily related party	101,468	—	—	101,468
Service and fee income	41,413	15,886	—	57,299
Underwriting expenses:
Loss and loss adjustment expense	(184,530)	(12,693)	—	(197,223)
Acquisition and other underwriting expenses	(99,323)	(9,879)	—	(109,202)
General and administrative	(132,818)	(9,776)	—	(142,594)

Total underwriting expenses	(416,671)	(32,348)	—	(449,019)

Underwriting income	16,426	28	—	16,454
Net investment income	—	—	13,654	13,654
Net realized gains on investments	—	—	947	947
Other revenue	—	—	16	16
Equity in losses of unconsolidated subsidiaries	—	—	(324)	(324)
Interest expense	—	—	(917)	(917)
Provision for income tax	—	—	(9,519)	(9,519)

Net income (loss) attributable to NGHC	$16,426	$28	$3,857	$20,311

National General Holdings Corp.

(f/k/a American Capital Acquisition Corporation)

Notes to Condensed Consolidated Financial Statements

(in thousands of dollars, except shares and price per share)

(Unaudited)

Six months ended June 30, 2012

	Property and Casualty	Accident and Health	Corporate and Other	Total
Gross premium written	$686,953	$—	$—	$686,953

Net premium written	$332,170	$—	$—	$332,170
Change in unearned premiums	(54,653)	—	—	(54,653)

Net earned premium	277,517	—	—	277,517

Ceding commission - primarily related party	92,312	—	—	92,312
Service and fee income	43,335	6,392	—	49,727
Underwriting expenses:
Loss and loss adjustment expense	(192,164)	—	—	(192,164)
Acquisition and other underwriting expenses	(99,246)	(4,465)	—	(103,711)
General and administrative	(117,631)	(1,653)	—	(119,284)

Total underwriting expenses	(409,041)	(6,118)	—	(415,159)

Underwriting income	4,123	274	—	4,397
Net investment income	—	—	15,876	15,876
Net realized gains on investments	—	—	11,651	11,651
Other revenue	—	—	3,053	3,053
Equity in earnings of unconsolidated subsidiaries	—	—	779	779
Interest expense	—	—	(915)	(915)
Provision for income tax	—	—	(12,191)	(12,191)

Net income (loss) attributable to NGHC	$4,123	$274	$18,253	$22,650

National General Holdings Corp.

(f/k/a American Capital Acquisition Corporation)

Notes to Condensed Consolidated Financial Statements

(in thousands of dollars, except shares and price per share)

(Unaudited)

The following tables summarize the financial position of the Company’s operating segments as of June 30, 2013 and December 31, 2012:

June 30, 2013

	Property and Casualty	Accident and Health	Corporate and Other	Total
Premiums and other receivables	$467,823	$16,250	$—	$484,073
Prepaid reinsurance premiums	52,512	—	—	52,512
Reinsurance recoverable on unpaid losses	990,530	—	—	990,530
Deferred commission and other acquisition expenses	61,618	—	—	61,618
Goodwill and intangible assets, net	90,140	60,004	—	150,144
Corporate and other assets	—	—	1,129,469	1,129,469

	$1,662,623	$76,254	$1,129,469	$2,868,346

December 31, 2012

	Property and Casualty	Accident and Health	Corporate and Other	Total
Premiums and other receivables	$448,264	$7,615	$—	$455,879
Prepaid reinsurance premiums	54,495	—	—	54,495
Reinsurance recoverable on unpaid losses	991,837	—	—	991,837
Deferred commission and other acquisition expenses	60,234	—	—	60,234
Goodwill and intangible assets, net	96,059	20,365	—	116,424
Corporate and other assets	—	—	1,040,711	1,040,711

	$1,650,889	$27,980	$1,040,711	$2,719,580

The following tables show an analysis of the Company’s gross and net premiums written and net premiums earned by geographic location for the three and six months ended June 30, 2013 and 2012.

Three months ended June 30,	2013	2012
Gross premiums written – North America	$331,778	$337,351
Gross premiums written – Other (predominantly Bermuda)	—	—
Net premiums written – North America	72,615	146,375
Net premiums written – Other (predominantly Bermuda)	74,389	—
Net premiums earned – North America	80,161	140,983
Net premiums earned – Other (predominantly Bermuda)	74,389	—

National General Holdings Corp.

(f/k/a American Capital Acquisition Corporation)

Notes to Condensed Consolidated Financial Statements

(in thousands of dollars, except shares and price per share)

(Unaudited)

Six months ended June 30,	2013	2012
Gross premiums written – North America	$688,302	$686,953
Gross premiums written – Other (predominantly Bermuda)	—	—
Net premiums written – North America	181,250	332,170
Net premiums written – Other (predominantly Bermuda)	138,270	—
Net premiums earned – North America	168,436	277,517
Net premiums earned – Other (predominantly Bermuda)	138,270	—

15. Subsequent Events

On August 1, 2013, the Company provided notice to parties of its NGHC Quota Share agreement that it was terminating the agreement. The Company will no longer cede any net earned premiums and net incurred losses and LAE on business with effective dates after July 31, 2013. The termination is on a run-off basis, meaning the Company will continue to cede 50% of the net premiums and the related net losses with respect to policies with effective dates between March 1, 2010 and July 31, 2013.

On August 6, 2013, the Board of Directors declared a $0.01 per share dividend payable on October 15, 2013 to all shareholders of record as of October 1, 2013.

National General Holdings Corp.

(f/k/a American Capital Acquisition Corporation)

Summary of Investments Other Than Investments in Related Parties

(in thousands of dollars)

December 31, 2012

	Cost (1)	Value	Amount at Which Shown in the Balance Sheet
Fixed Maturities:
Bonds:
U.S. government and government agencies	$22,976	$33,114	$33,114
State, municipal and political subdivision	85,259	86,777	86,777
Foreign government	—	—	—
Public utilities	20,129	20,895	20,895
Convertibles and bonds with warrants attached	—	—	—
All other corporate bonds	615,042	657,426	657,426
Certificate of deposits	—	—	—
Redeemable preferred stock	—	—	—

Total Fixed Maturities	743,406	798,212	798,212

Equity Securities:
Common stock:
Public utilities banks, trust and insurance companies	—	—	—
Industrial, miscellaneous and all other nonredeemable preferred stocks	5,000	4,972	4,972

Total Equity Securities	5,000	4,972	4,972

Short-Term Investments, at Cost (Approximates Market Value)	74,129	74,129	74,129
Other Invested Assets (Approximates Market Value)	999	999	999

Total Investments	$823,534	$878,312	$878,312

(1)	Original cost of equity securities and as to fixed maturities, original cost reduced by repayments and adjusted for amortization of premium or accrual of discount.

National General Holdings Corp.

(f/k/a American Capital Acquisition Corporation)

Condensed Financial Information of Registrant

Balance Sheets – Parent Company Only

(in thousands of dollars, except shares and par value per share data)

December 31,	2012	2011
Assets
Cash	$401	$10
Carrying value of subsidiaries, at equity value	471,377	442,809

Total Assets	$471,778	$442,819

Liabilities and Stockholders’ Equity
Liabilities:
Due to affiliates—net	$9,719	$9,472
Notes payable	30,570	61,140
Line of credit	17,500	10,555
Other liabilities	14	56

Total Liabilities	57,803	81,223

Stockholders’ Equity:
Common stock, $0.01 par value—authorized 300,000 shares, issued and outstanding 159,161 shares	2	2
Preferred stock, $0.01 par value—authorized 71,000 shares, issued and outstanding 53,054 shares	53,054	53,054
Additional paid in capital	158,468	159,938
Accumulated other comprehensive income	32,474	10,957
Retained earnings	169,972	136,333

Total National General Holdings Corp. Stockholders’ Equity	413,970	360,284
Non-controlling interest	5	1,312

Total Stockholders’ Equity	413,975	361,596

Total Liabilities and Stockholders’ Equity	$471,778	$442,819

National General Holdings Corp.

(f/k/a American Capital Acquisition Corporation)

Condensed Financial Information of Registrant

Statements of Income – Parent Company Only

(in thousands of dollars)

			Period From March 1, 2010 (Inception) to December 31,
	Year Ended December 31,
	2012	2011	2010
Income:
Investment income, net	$(819)	$308	$—
Equity in undistributed net income of consolidated subsidiaries and partially owned companies	35,593	45,700	88,935
Bargain purchase gain	—	—	14,887

Total Income	34,774	46,008	103,822

Expenses:
Interest expense	1,775	1,936	1,752
Federal income tax benefit	(719)	(811)	(871)
Other	79	769	738

Total Expenses	1,135	1,894	1,619

Net Income	$33,639	$44,114	102,203

National General Holdings Corp.

(f/k/a American Capital Acquisition Corporation)

Condensed Financial Information of Registrant

Statements of Cash Flows – Parent Company Only

(in thousands of dollars)

Year ended December 31,	2012	2011	2010
Cash Flows From Operating Activities:
Net income	$33,639	$44,114	$102,203
Reconciliation of net income to net cash provided by (used in) operating activities:
Equity in (earnings) losses of unconsolidated subsidiaries	(8,241)	(33,317)	(88,935)
Bargain purchase gain	—	—	(14,887)
Changes in assets and liabilities:
Accrued interest	570	1,410	1,710
Other assets	—	428	(428)
Other liabilities	205	8,537	992

Net Cash Provided By Operating Activities	26,173	21,172	655

Cash Flows From Investing Activities:
Acquisition of consolidated subsidiaries, net of cash obtained	—	—	(202,565)

Net Cash (Used In) Investing Activities	—	—	(202,565)

Cash Flows From Financing Activities:
Proceeds from issuances of common and preferred stock	—	—	212,215
Return of capital	(1,359)	—	—
Notes payable repayments	(31,368)	(32,052)	—
Proceeds from notes payable	6,945	10,555	—
Dividends paid	—	—	(9,970)

Net Cash Provided By (Used In) Financing Activities	(25,782)	(21,497)	202,245

Net Increase in Cash and Cash Equivalents	391	(325)	335
Cash and Cash Equivalents, Beginning of Period	10	335	—

Cash and Cash Equivalents, End of Period	$401	$10	$335

National General Holdings Corp.

(f/k/a American Capital Acquisition Corporation)

Condensed Financial Information of Registrant

Supplemental Insurance Information

(in thousands of dollars)

Year ended December 31, 2012

	DAC	Loss and LAE	UPR	Earned Premium	Net Investment Income	Loss and LAE Incurred	DAC Amortization	General and Administrative Expenses	Net Written Premiums
Property and casualty	$60,234	$1,276,700	$488,585	$566,210	$—	$379,608	$182,745	$247,075	$624,453
Accident and health	—	9,833	13	8,042	—	15,058	—	5,598	8,041
Corporate and other	—	—	—	—	30,550	—	—	—	—

Total	$60,234	$1,286,533	$488,598	$574,252	$30,550	$394,666	$182,745	$252,673	$632,494

Year ended December 31, 2011

	DAC	Loss and LAE	UPR	Earned Premium	Net Investment Income	Loss and LAE Incurred	DAC Amortization	General and Administrative Expenses	Net Written Premiums
Property and casualty	$57,719	$1,218,412	$449,598	$498,210	$—	$333,848	$166,875	$218,152	$538,236
Accident and health	—	—	—	—	—	—	—	—	—
Corporate and other	—	—	—	—	28,355	—	—	—	—

Total	$57,719	$1,218,412	$449,598	$498,210	$28,355	$333,848	$166,875	$218,152	$538,236

Period from March 1, 2010 (inception) to December 31, 2010

	DAC	Loss and LAE	UPR	Earned Premium	Net Investment Income	Loss and LAE Incurred	DAC Amortization	General and Administrative Expenses	Net Written Premiums
Property and casualty	$47,715	$1,081,630	$436,375	$560,917	$—	$391,633	$89,136	$155,108	$888,078
Accident and health	—	—	—	—	—	—	—	—	—
Corporate and other	—	—	—	—	25,391	—	—	—	—

Total	$47,715	$1,081,630	$436,375	$560,917	$25,391	$391,633	$89,136	$155,108	$888,078

National General Holdings Corp.

(f/k/a American Capital Acquisition Corporation)

Condensed Financial Information of Registrant

Reinsurance

(in thousands of dollars)

Year ended December 31, 2012

	Gross Amount	Ceded to Other Companies	Assumed Other Companies	Net Amount	Percent of Amount Assumed to Net
Premiums	$1,334,224	$(719,430)	$17,700	$632,494	2.8%

Year ended December 31, 2012

	Gross Amount	Ceded to Other Companies	Assumed Other Companies	Net Amount	Percent of Amount Assumed to Net
Premiums	$1,172,263	$(640,655)	$6,628	$538,236	1.2%

Period from March 1, 2010 (inception) to December 31, 2010

	Gross Amount	Ceded to Other Companies	Assumed Other Companies	Net Amount	Percent of Amount Assumed to Net
Premiums	$904,553	$(23,914)	$7,438	$888,078	0.8%

National General Holdings Corp.

(f/k/a American Capital Acquisition Corporation)

Condensed Financial Information of Registrant

Reinsurance

(in thousands of dollars)

Years ended December 31, 2012 and 2011 and period from March 1, 2010 (inception) to December 31, 2010

	Loss and LAE Incurred Related to		Paid Loss and LAE
	Current Year	Prior Year
2012	$393,368	$1,298	$407,584
2011	355,776	(21,929)	425,265
2010	381,015	10,618	450,745

You may rely only on the information contained in this prospectus or to which we have referred you. Neither we nor the selling stockholders have authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor the selling stockholders are making an offer to sell, or are soliciting an offer to buy, these securities in any circumstances in which such offer or solicitation is unlawful. The information appearing in this prospectus is accurate only as of the date of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date, and neither the delivery of this prospectus nor any sale made in connection with this prospectus shall, under any circumstances, create any implication that the information contained in this prospectus is correct as of any time after its date.

Up to 21,882,300 Shares of Common Stock

PROSPECTUS

            , 2013

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The table below sets forth the costs and expenses payable by us in connection with the issuance and distribution of the securities being registered. All amounts are estimated, except for the SEC registration fee. All costs and expenses are payable by us.

SEC Registration Fee	$36,115
FINRA Filing Fee	$40,158
NASDAQ Listing Fee	$200,000
Legal Fees and Expenses	$150,000
Accounting Fees and Expenses	$175,000
Blue Sky Fees and Expenses	$2,500
Miscellaneous Expenses	$10,000

Total	$613,773

Item 14.	Indemnification of Directors and Officers.

Section 145 of the DGCL authorizes a court to award, or a corporation to grant, indemnity to officers, directors and other corporate agents in connection with certain legal proceedings and permits a corporation to include in its charter documents and agreements between the corporation and its officers, directors and other corporate agents, provisions expanding the scope of indemnification beyond that specifically provided for by Section 145.

Our charter provides that we will indemnify our directors and officers, and may indemnify our employees and agents, to the fullest extent permitted by Delaware law, including in circumstances in which indemnification is otherwise discretionary under Delaware law.

The foregoing statements are subject to the detailed provisions of the DGCL and the full text of our charter, which is filed as Exhibit 3.1 hereto.

In addition, we intend to enter into separate indemnification agreements with our current and future directors and executive officers which will require us, among other things, to indemnify them against certain liabilities which may arise by reason of their status as directors or officers. We will also maintain director and officer liability insurance.

These indemnification provisions may be sufficiently broad to permit indemnification of our officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

Item 15.	Recent Sales of Unregistered Securities.

The following sets forth information regarding securities sold by NGHC during the past three years (after giving effect to the 286.22 for 1 stock split effected prior to the completion of the private placement):

1. Since June 29, 2010, we have granted stock options to our officers, directors and employees that have not been forfeited covering an aggregate of 5,058,348 shares of our common stock with exercise prices ranging from $3.67 to $12.10.

2. On June 6, 2013, we completed the sale of an aggregate of 21,850,000 shares of our common stock in a private placement at an offering price of $10.50 per share, except for 485,532 shares of common stock sold at $9.765 per share to FBR Capital Markets & Co., or FBR, and an affiliate. FBR acted as the initial purchaser of many of the shares sold in the private placement. FBR resold the shares it purchased as initial purchaser to “qualified institutional buyers,” as defined in Rule 144A of the Securities Act, or to certain persons outside of the United States in offshore transactions in reliance on Regulation S under the Securities Act. The remainder of the shares of common stock were offered by us pursuant to a private placement with FBR acting as placement agent, pursuant to Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder, to “accredited investors” as defined in Rule 501 under the Securities Act.

3. On October 15, 2013, we issued 32,300 restricted shares under our 2013 Plan to certain of our employees.

The issuance of the options described in Paragraph 1 above and the restricted shares described in Paragraph 3 above were deemed to be exempt from registration under the Securities Act in reliance on Rule 701 under the Securities Act and in the case of the securities described in Paragraph 2 above, Section 4(a)(2) of the Securities Act and Rule 144A, Regulation S and Regulation D thereunder. The recipients of securities in each transaction exempt under Section 4(a)(2) of the Securities Act represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and other instruments issued in each such transaction. The sales of these securities were made without general solicitation or advertising.

Item 16.	Exhibits and Financial Statement Schedules.

(a) List of Exhibits. See the Exhibit Index filed as part of this Registration Statement.

(b) Financial Statement Schedules. No financial statement schedules are filed because the required information is not applicable or is included in the consolidated financial statements or related notes

Item 17.	Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any fact or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(4) That, for the purpose of determining liability under the Securities Act to any purchaser, if the registrant is subject to Rule 430C under the Securities Act, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use;

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of New York, State of New York, on October 18, 2013.

NATIONAL GENERAL HOLDINGS CORP.

By:	/s/ Michael Weiner
Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Michael Karfunkel	Chairman, President and Chief Executive Officer (principal executive officer)	October 18, 2013

/s/ Michael Weiner Michael Weiner	Chief Financial Officer (principal financial officer)	October 18, 2013

* Donald Bolar	Chief Accounting Officer (principal accounting officer)	October 18, 2013

* Barry Karfunkel	Director	October 18, 2013

* Barry Zyskind	Director	October 18, 2013

* Donald DeCarlo	Director	October 18, 2013

* Patrick Fallon	Director	October 18, 2013

* Barbara Paris	Director	October 18, 2013

* Howard Zuckerman	Director	October 18, 2013

/s/ Jeffrey Weissmann * Signed by Jeffrey Weissmann as attorney-in-fact

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

3.1*	Second Amended and Restated Certificate of Incorporation of NGHC

3.2*	Amended and Restated Bylaws of NGHC

4.1*	Form of Common Stock Certificate of NGHC

4.2*	Registration Rights Agreement, dated as of October 16, 2009, by and among NGHC, The Michael Karfunkel 2005 Grantor Retained Annuity Trust, Michael Karfunkel and AmTrust International Insurance, Ltd., as assignee of AFSI of AmTrust Financial Services, Inc.

4.3*	Registration Rights Agreement, dated as of June 6, 2013, between the Company and FBR Capital Markets & Co.

5.1†	Opinion of Locke Lord LLP

10.1*	Credit Agreement, dated as of February 20, 2013, by and among American Capital Acquisition Corporation, JPMorgan Chase Bank, N.A., as Administrative Agent, KeyBank National Association as Syndication Agent and First Niagara Bank, N.A. as Documentation Agent and the various lending institutions party thereto

10.2*	Consent and Amendment No. 1, dated as of April 11, 2013, to Credit Agreement, dated as of February 20, 2013, by and among JPMorgan Chase Bank, N.A., as Lender and Administrative Agent, KeyBank National Association, First Niagara Bank, N.A. and Associated Bank, National Association

10.3*	Amendment No. 2, dated as of August 6, 2013, to Credit Agreement, dated as of February 20, 2013, by and among JPMorgan Chase Bank, N.A., as Lender and Administrative Agent, KeyBank National Association, First Niagara Bank, N.A. and Associated Bank, National Association

10.4*	Personal and Commercial Automobile Quota Share Reinsurance Agreement between Integon National Insurance Company and Technology Insurance Company, Inc., Maiden Insurance Company Ltd., and ACP Re, Ltd., effective March 1, 2010

10.5*	Addendum No. 1 to Personal and Commercial Automobile Quota Share Reinsurance Agreement between Integon National Insurance Company and Technology Insurance Company, Inc., Maiden Insurance Company Ltd., and ACP Re, Ltd.

10.6*	Master Services Agreement between AmTrust North America, Inc. and National General Management Corp., dated February 22, 2012

10.7*	American Capital Acquisition Corporation 2010 Equity Incentive Plan

10.8*	Form of Statutory Time-Based Stock Option Agreement for the American Capital Acquisition Corporation 2010 Equity Incentive Plan

10.9*	Amendment to Form of Statutory Time-Based Stock Option Agreement for the American Capital Acquisition Corporation 2010 Equity Incentive Plan

10.10*	NGHC 2013 Equity Incentive Plan

10.11*	Form of Non-Qualified Stock Option Award Agreement for the NGHC 2013 Equity Incentive Plan

10.12*	Form of Incentive Stock Option Award Agreement for the NGHC 2013 Equity Incentive Plan

Exhibit No.	Description of Exhibit

10.13*	Second Amended and Restated Promissory Note, by and between NGHC and ACP Re, Ltd.

10.14*	Form of Indemnification Agreement for Directors and Certain Officers

10.15*	Employment Agreement, dated as of January 1, 2013, by and between National General Management Corp. and Byron Storms

10.16*	Employment Agreement, dated as of January 1, 2013, by and between National General Management Corp. and Michael Weiner

10.17*	Portfolio Transfer and Quota Share Agreement, dated as of January 1, 2013, by and between Wesco Insurance Company and National Health Insurance Company

10.18*#	Amended and Restated Marketing Agreement, dated as of December 21, 2012, by and among Good Sam Enterprises, LLC, Camping World, Inc., CWI, Inc. and National General Insurance Marketing, Inc.

10.19*	Form of Lock-Up Agreement

21.1*	List of subsidiaries of NGHC

23.1	Consent of BDO USA, LLP, Independent Registered Public Accounting Firm relating to the Financial Statements of the Company

24.1*	Power of Attorney (included on signature page)

*	Previously filed
#	Confidential Treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission
†	To be filed by amendment